QuickLinks -- Click here to rapidly navigate through this document

As filed with the Securities and Exchange Commission on January 21, 2005

Registration No. 333-120723

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amendment No. 2
to
FORM S-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

FTD Group, Inc.
(Exact name of registrant as specified in its charter)

Delaware (State or other jurisdiction of incorporation or organization)	7389 (Primary Standard Industrial Classification Code Number)	87-0719190 (I.R.S. Employer Identification No.)

3113 Woodcreek Drive
Downers Grove, Illinois 60515
(630) 719-7800
(Address, including zip code, and telephone number, including area code, of the registrant's principal executive offices)

Jon R. Burney, Esq.
Vice President, General Counsel and Secretary
FTD Group, Inc.
3113 Woodcreek Drive
Downers Grove, Illinois 60515
(630) 719-7800
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:
Howard A. Sobel, Esq. Latham & Watkins LLP 885 Third Avenue New York, New York 10022 (212) 906-1200	Gregg A. Noel Nicholas P. Saggese Skadden, Arps, Slate, Meagher & Flom LLP 300 South Grand Avenue, Suite 3400 Los Angeles, California 90071 (213) 687-5000

            Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this registration statement.

            If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. ☐

            If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

            If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

            If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

            If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. ☐

            The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell nor does it seek an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject to Completion. Dated January 21, 2005.

15,384,615 Shares

FTD Group, Inc.

Common Stock

          This is an initial public offering of shares of common stock of FTD Group, Inc. All of the 15,384,615 shares of common stock are being sold by FTD Group, Inc.

          Prior to this offering, there has been no public market for the common stock. It is currently estimated that the initial public offering price per share will be between $12.00 and $14.00. Application has been made for the listing of the common stock on the New York Stock Exchange under the symbol "FTD."

          See "Risk Factors" beginning on page 18 to read about factors you should consider before buying shares of the common stock.

          Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

          The following table does not include 1,538,462 shares of common stock being sold in this offering to affiliates of Leonard Green & Partners, L.P. at the initial public offering price. The underwriters will not receive any underwriting discounts or commissions on these shares.

	Per Share	Total
Initial public offering price	$	$
Underwriting discount	$	$
Proceeds, before expenses, to FTD Group, Inc.	$	$

          To the extent that the underwriters sell more than 15,384,615 shares of common stock, the underwriters have the option to purchase up to an additional 2,307,693 shares from FTD Group, Inc. at the initial public offering price less the underwriting discount.

          The underwriters expect to deliver the shares against payment in New York, New York on                        , 2005.

Goldman, Sachs & Co.	Citigroup

Merrill Lynch & Co.

William Blair & Company

Piper Jaffray

Prospectus dated                        , 2005.

INDUSTRY AND MARKET DATA

          Industry and market data used throughout this prospectus is based on independent industry publications, government publications, reports by market research firms and other published independent sources. Some data is also based on our good faith estimates, which are derived from our review of internal surveys and independent sources. Although we believe these sources are reliable, we have not independently verified the information from these third-party sources. References to U.S. consumers in this prospectus refer to our principal target market of U.S. consumers between the ages of 25 and 64.

          You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with information different from that contained in this prospectus. We are offering to sell, and seeking offers to buy, shares of our common stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of our common stock.

          No action is being taken in any jurisdiction outside the United States to permit a public offering of the common stock or possession or distribution of this prospectus in that jurisdiction. Persons who come into possession of this prospectus in jurisdictions outside the United States are required to inform themselves about and to observe any restrictions as to this offering and the distribution of this prospectus applicable to those jurisdictions.

i

PROSPECTUS SUMMARY

          This summary highlights information contained elsewhere in this prospectus. Because it is a summary, it may not contain all the information that is important to you. You should read this entire prospectus, including "Risk Factors," "Management's Discussion and Analysis of Financial Condition and Results of Operations," and our consolidated financial statements and the notes to those financial statements included elsewhere in this prospectus. All references to a fiscal year reflect the twelve-month period ended June 30 of that year.

          Unless otherwise noted, the terms "FTD Group, Inc.," "we," "us" and "our" refer to FTD Group, Inc., formerly known as Mercury Man Holdings Corporation, and its consolidated subsidiaries, and "FTD" refers to FTD, Inc., our wholly owned subsidiary, and its consolidated subsidiaries.

Our Company

Overview

          We are a leading provider of floral-related products and services to consumers and retail florists in the approximately $14 billion U.S. floral retail market. Our business is supported by our highly recognized FTD brand, which was established in 1910 and enjoys 96% brand recognition among U.S. consumers, as well as by our Mercury Man logo, which is displayed in approximately 50,000 floral shops globally. We conduct our business through two operating segments. Our Consumer Segment, primarily through our www.ftd.com Web site and our 1-800-SEND-FTD toll-free telephone number, offers same-day delivery of floral orders to nearly 100% of the U.S. and Canadian populations. As a result of our same-day delivery capability and our broad product selection, our Consumer Segment is one of the largest direct marketers of floral arrangements and specialty gifts in the U.S., generating 3.6 million orders from consumers in the fiscal year ended June 30, 2004. Our Florist Segment provides a comprehensive suite of products and services to enable our network of approximately 20,000 FTD-member florists to send and deliver floral orders. FTD-member florists are able to expand their revenues and reduce their operating costs by participating in the inter-city floral delivery market and utilizing FTD's business services, technology, branded merchandise and improved operating practices. For the twelve-month period ended December 31, 2004, we generated total revenues of $417.0 million.

          Our business segments are highly complementary, as floral orders generated by our Consumer Segment are delivered by our network of FTD-member florists. We believe that our strong brand name recognition, our complementary Florist and Consumer Segments, our customer database of approximately eight million floral and specialty gift consumers and our extensive network of FTD-member florists provide us with significant competitive advantages that would be difficult for a competitor to replicate. We believe these competitive advantages are the primary drivers of the strong growth in our revenues, which have increased at a compound annual growth rate of 10.7% from the fiscal year ended June 30, 2000 to the fiscal year ended June 30, 2004.

Consumer Segment

          Our Consumer Segment is an Internet and telephone marketer of flowers and specialty gift items to consumers, operating primarily through our www.ftd.com Web site and our 1-800-SEND-FTD toll-free telephone number. We typically offer over 400 floral arrangements and over 800 specialty gift items, including plants, gourmet gifts, holiday gifts, bath and beauty products, dried flowers, gifts for the home, garden products and stuffed animals.

          Consumers place orders at our www.ftd.com Web site or over the telephone, which we then transmit to florists or third-party specialty gift providers for processing and delivery. The Internet is our primary channel for orders, representing approximately 85% of our total order volume during the twelve month period ended December 31, 2004. Through our network of member florists, we are able to offer same-day delivery to nearly 100% of U.S. and Canadian populations. Additionally, the consumer segment routes floral orders through an international network of distributors enabling next-day delivery in over 150 countries. Through third-party manufacturers and distributors, we offer next-day delivery of specialty gift orders throughout the U.S. Our Consumer Segment has very low working capital requirements because FTD-member florists and specialty gift providers maintain all physical inventory and bear the cost of warehousing and distribution facilities. As a result, our Consumer Segment does not own or operate any retail locations.

          We have experienced significant growth in our Consumer Segment over the last five fiscal years, with revenues having increased at a compound annual rate of 25.4% from the fiscal year ended June 30, 2000 to the fiscal year ended June 30, 2004. We believe this growth has been driven by the strength of the FTD brand, consumers' preference for purchasing floral arrangements on the Internet (permitting arrangements to be conveniently previewed before purchase), our growing presence in the specialty gift market and our direct marketing expertise. For the twelve-month period ended December 31, 2004, our Consumer Segment generated revenues of $230.2 million, representing 55.2% of our total revenues.

Florist Segment

          Our Florist Segment provides a comprehensive suite of products and services to enable florists to send and deliver floral orders. We provide these services to our network of approximately 20,000 independent FTD-member florists located primarily in the U.S. and Canada, as well as to other retailers offering floral products. Our Florist Segment is comprised of three sub-segments: Member Services, Mercury Technology and Specialty Wholesaling. For the twelve-month period ended December 31, 2004, our Florist Segment generated revenues of $186.8 million, representing 44.8% of our total revenues.

  •
  Member Services.     Our Member Services sub-segment is the primary provider of our suite of business services to FTD-member florists. These services are designed to promote revenue growth and enhance the operating efficiencies of FTD-member florists. Through our Member Services sub-segment, we provide FTD-member florists access to the FTD brand and the Mercury Man logo, supported by national advertising, order clearinghouse services (which eliminate counterparty credit risks between sending and receiving florists), a quarterly directory publication of FTD-member florists, credit card processing services, e-commerce Web site development and maintenance and a 24-hour telephone answering and order-taking service. In addition, we provide the Floral Selections Guide, a counter display published by FTD featuring FTD products for all occasions. Our members pay for these services through monthly membership dues and activity-based fees, such as per order charges. We support the value of FTD membership through our national advertising campaign, which generates consumer demand for floral orders, thereby increasing the revenues of our FTD-member florists' retail locations. FTD membership also provides FTD-member florists with a nationally recognized brand which they can use on a variety of important marketing materials including their store front, direct mail pieces, Web sites and other consumer marketing materials. For the twelve-month period ended December 31, 2004, Member Services generated revenues of $110.2 million.

  •
  Mercury Technology.    Our Mercury Technology sub-segment provides access to our proprietary Mercury Network, which links the majority of FTD-member florists. Our Mercury Technology sub-segment sells and leases basic software and hardware for transmitting and receiving orders, as well as software and hardware that provide full back-end systems to manage a florist's business. Through these systems, the Mercury Network enables FTD-member florists to electronically transmit orders and send messages to other FTD-member florists, for which we receive monthly fees in addition to per-order and per-message fees. For the twelve-month period ended December 31, 2004, Mercury Technology generated revenues of $28.5 million.

  •
  Specialty Wholesaling.    Through our Specialty Wholesaling sub-segment, we act as a national wholesaler to FTD-member florists, as well as provide products and services to other retail locations offering floral selections. This sub-segment sells FTD-branded and non-branded hard goods and cut flowers as well as greeting cards, packaging, promotional products and a wide variety of other floral-related supplies. During holiday seasons such as Valentine's Day, Mother's Day and Christmas, we design specialized floral bouquets with exclusive FTD containers and feature these exclusive FTD products in our national television and print advertising campaign and on the heavily trafficked www.ftd.com Web site. FTD-member florists are then able to display and offer customers these exclusive products. For the twelve-month period ended December 31, 2004, Specialty Wholesaling generated revenues of $48.1 million.

Competitive Strengths

          We believe our core strengths are as follows:

  Highly Recognized Floral Brand

          The FTD brand and Mercury Man logo enjoy significant global recognition within the floral industry and among consumers. They are featured in approximately 20,000 FTD-member florist locations in the U.S. and Canada and, through licensing agreements, the Mercury Man logo is displayed in approximately 30,000 additional retail florist locations in 150 countries outside of North America. The strong recognition of the FTD brand and Mercury Man logo provide competitive advantages for both our Consumer and Florist Segments.

          Consumer Segment.    We believe our brand recognition drives substantial traffic to our www.ftd.com Web site and our 1-800-SEND-FTD telephone ordering service, enabling us to achieve lower marketing costs per order than our major competitors. In addition, we believe the FTD brand's reputation for quality increases the percentage of people who place orders while visiting our www.ftd.com Web site and results in strong average order values.

          Florist Segment.    Over the past 90 years, the FTD brand has developed a reputation for quality and dependability among florists and consumers. Our brand allows our Florist Segment to attract new FTD-member florists and retain existing FTD-member florists, who find that our brand recognition enhances their businesses and provides them with a competitive advantage. We are also leveraging the strength of our brand to enter new channels, such as mass market retailers and supermarkets, with innovative products and services.

  Strong Competitive Position in Attractive Core Markets

          Consumer Segment.    Our Consumer Segment is the second-largest participant in the fragmented floral direct marketing channel, which management believes is the fastest growing channel within the retail floral market. Historically, within the floral direct marketing channel, we have increased our share relative to our largest competitor. This share increase is due, in part, to a shift in consumer preference toward ordering flowers via the Internet and to our relative strength in this rapidly growing channel. Orders and revenue of our Consumer Segment, which includes both floral products and specialty gifts, have grown at compound annual rates of 23.1% and 25.4%, respectively, from the fiscal year ended June 30, 2000 through the fiscal year ended June 30, 2004.

          Florist Segment.    Our Florist Segment is the second-largest participant in the highly concentrated floral wire-service market, which enjoys significant barriers to entry with respect to clearinghouse services, the largest component of our Member Services revenues. These barriers include the significant number of floral orders already processed through our clearinghouse and those of our major competitors (including, in our case, orders from our Consumer Segment). We believe our competitive strength in our Florist Segment is driven by FTD's established brand, the value of our extensive membership base, our national sales force and the strength of our relationships with FTD-member florists.

  Highly Complementary Business Segments

          Our Consumer and Florist Segments are highly complementary and we are a leading floral industry participant with significant operations in both the consumer and florist services segments of the industry. As floral and specialty gift direct marketers continue to become an increasingly important part of the floral retail industry via the Internet and telephone, we believe our ability to operate in both the consumer and florist services segments of the industry will enhance our competitive position.

          Consumer Segment.    FTD-member florists provide a high quality nationwide order fulfillment vehicle for our Consumer Segment, which we believe would be difficult to replicate. The ability to access approximately 20,000 florists allows our Consumer Segment to offer same-day delivery of floral orders to nearly 100% of the U.S. and Canadian populations. It also allows our Consumer Segment to process peak order flow substantially above that of our average daily order flow without any meaningful incremental investment in systems or infrastructure.

          Florist Segment.    One of the principal benefits to a florist of membership in the FTD network is enhanced order flow. Our www.ftd.com Web site and our 1-800-SEND-FTD toll-free telephone number support our Florist Segment by providing a strong and growing flow of floral orders for fulfillment by FTD-member florists, thus increasing the value of FTD membership to florists. For example, in the fiscal year ended June 30, 2004, our Consumer Segment provided 2.7 million floral orders to FTD-member florists. Orders generated by our Consumer Segment are sent over the Mercury Network, generating clearinghouse fees and transmission fees from, and driving hardware and software sales to, FTD-member florists receiving these orders.

  Scalable Business Model Generating Substantial Free Cash Flow

          We believe our business model is attractive due to our ability to scale to meet increasing volume within both our Consumer and Florist Segments with limited capital investments. Our systems and infrastructure are capable of handling significant growth in both consumer and FTD-member florist order volume with minimal incremental investment. Our FTD-member florists and third-party specialty gift providers maintain the "bricks and mortar" and virtually all of the floral and specialty gift physical inventory, and bear the cost of warehousing and distribution. Additionally, our Consumer Segment has attractive working capital characteristics that result from consumers paying for floral and specialty gift orders before we pay florists and specialty gift providers to deliver them. We also have low capital expenditure requirements, averaging $4.9 million annually during the last three fiscal years. As a result, we generate substantial free cash flow (before interest expense).

Significant Risks Related to our Business and High Degree of Leverage

          Although we believe that our competitive strengths and our business strategy described above will provide us with opportunities to achieve our business objectives, there are a number of risks and uncertainties that may affect our financial and operating performance, including that:

  •
  Market competition among our existing and potential competitors could have a material adverse effect on our business, financial condition, results of operations and cash flow;

  •
  We have experienced net losses resulting from the incurrence of merger related expenses and significantly increased interest expenses in connection with the 2004 Merger; as of December 31, 2004, we had an accumulated deficit of approximately $6.9 million;

  •
  Our revenues and operating results fluctuate on a seasonal basis and may suffer if revenues during peak seasons do not meet our expectations;

  •
  We are dependent on our strategic relationships to help promote our www.ftd.com Web site; failure to establish, maintain or enhance strategic relationships could have a material adverse effect on our business, financial condition, results of operations and cash flow;

  •
  Our success is dependent on the intellectual property that we use in our business;

  •
  Computer systems or telephone services failures could have a material adverse effect on us; and

  •
  We have substantial debt and may incur additional indebtedness, which may restrict our future operations and impair our ability to meet our obligations.

          In addition to the preceding risks, you should also consider the risks discussed under "Risk Factors" and elsewhere in this prospectus; as of December 31, 2004, after giving pro forma effect to the use of proceeds from this offering, we would have had approximately $239.1 million of indebtedness.

Business Strategy

          Our primary objectives are to capitalize on the rapidly growing floral and specialty gift direct marketing industry and leverage our strong position in the floral wire service market to profitably grow both our Consumer and Florist Segments. We intend to achieve those objectives with the following strategic initiatives:

  Consumer Segment

          Continue to Add and Retain Customers.    As a result of the strength of the FTD brand, our highly developed direct marketing expertise and our www.ftd.com Web site, we added approximately 1.7 million new customers during the fiscal year ended June 30, 2004. We plan to add new customers by continuing to expand our existing marketing efforts, focusing on highly trafficked Internet Web sites and companies with large consumer databases. Additionally, we are entering new consumer markets, such as the corporate gifting market, to drive continued growth in orders through access to new consumer bases. Once a customer has purchased floral or specialty gift products from us, we market our products to the customer through e-mail, direct mail and other marketing vehicles to encourage repeat purchases. During the fiscal year ended June 30, 2004, approximately 53% of our orders were generated from repeat customers.

          Pursue Growth in Specialty Gift Categories.    We are increasing our presence in this market by developing a broader offering of specialty gift items, all of which are orders fulfilled by third party manufacturers which maintain all physical inventory and bear the cost of warehousing and distribution facilities. In the fiscal year ended June 30, 2004, specialty gift orders represented 25.4% of our Consumer Segment's order volume, compared with 15.7% in the fiscal year ended June 30, 2002. During this time, the number of specialty gift orders we received more than doubled. Our direct marketing expertise and brand strength allow us to attract a wide range of quality specialty gift manufacturers.

          Expand Lower Priced Floral Offerings.    During the fiscal year ended June 30, 2003, we began offering a lower-priced rose assortment targeted at everyday purchasers and younger, less-affluent consumers. We believe this is a growing segment of the market and we are expanding our marketing efforts and product offerings targeting this segment. Our network of FTD-member florists enables us to offer same day delivery of these products, which we believe is a competitive advantage over our competitors who offer delivery primarily on a next day basis through common courier.

  Florist Segment

          Continue to Increase Product Offering Penetration, the Suite of Products and Services Offered and Membership.    We intend to drive product and service offering penetration and florist membership growth through continued improvement in our product and service offerings, simplified pricing strategies and improved sales and service capabilities. We simplified the pricing structure for a number of services we provide to florists, which has reduced up-front fees in favor of a more variable pricing structure based on FTD-member florists' usage of our services. We believe that this variable pricing structure appeals to FTD-member florists and has contributed to increased sales of our products and services. During the past three years, we have also more than doubled our sales force to approximately 80 representatives to provide FTD-member florists with more frequent, person-to-person contact and improved customer service. Additionally, we are enhancing our suite of offerings. Our new introductions include a number of advertising options for florists which provide the potential for increased orders, improved Web sites and delivery confirmation and direct marketing functionality within our technology products. For the twelve month period ended December 31, 2004, our Florist Segment had revenues of $186.8 million, representing 8.9% growth over the twelve month period ended December 31, 2003.

          Develop Channel Expansion Opportunities.    We are currently pursuing opportunities to expand our presence in a number of channels that have not historically represented a meaningful portion of our revenues. For example, we believe the supermarket channel represents an excellent opportunity to increase our membership and product penetration. To capitalize on this opportunity, we have recently created custom-tailored offerings designed for the approximately 22,500 supermarkets that sell flowers in the U.S. Within North America, we currently provide services to approximately 2,800 supermarket locations. We are also pursuing channel initiatives such as FTD-branded store-in-store floral displays and departments at various mass market retailers.

2004 Merger

          Prior to February 24, 2004, FTD was a public company listed on the Nasdaq National Market. On February 24, 2004, FTD was acquired by, and became a wholly-owned subsidiary of, FTD Group, Inc., which is an affiliate of Green Equity Investors IV, L.P., a private investment fund affiliated with Leonard Green & Partners, L.P. We refer to that acquisition as the "2004 Merger."

          The aggregate consideration for the 2004 Merger was approximately $422.0 million, with each public FTD stockholder receiving cash for each share of FTD common stock owned. An aggregate of approximately $7.3 million of such consideration was received by current executive officers of FTD.

          The 2004 Merger was financed by a $72.2 million investment in our 14% Senior Redeemable Exchangeable Cumulative Preferred Stock, a $72.2 million investment in our 12% Junior Redeemable Exchangeable Cumulative Preferred Stock and a $36.6 million investment in our common stock, in each case made by Green Equity Investors IV, L.P., and an affiliate of Green Equity Investors IV, L.P.; a $0.5 million investment in our 14% Senior Redeemable Exchangeable Cumulative Preferred Stock, a $0.5 million investment in our 12% Junior Redeemable Exchangeable Cumulative Preferred Stock and a $3.4 million investment in our common stock, in each case made by certain members of our management (of which $0.9 million was in the form of an exchange of a portion of management's ownership in FTD's common stock); the issuance by FTD of $175.0 million of its 7.75% Senior Subordinated Notes due 2014; and $85.0 million of borrowings under FTD's senior credit facility.

          All of our 14% Senior Redeemable Exchangeable Cumulative Preferred Stock and 12% Junior Redeemable Exchangeable Cumulative Preferred Stock is currently held by Green Equity Investors IV,

L.P. and its affiliate. The proceeds of this offering will be used in part to repurchase all of our 14% Senior Redeemable Exchangeable Cumulative Preferred Stock and 12% Junior Redeemable Exchangeable Cumulative Preferred Stock at prices of 114% and 112% of the applicable liquidation preference, respectively, for an aggregate payment to Green Equity Investors IV, L.P. and its affiliate of $183.2 million (83% of the total proceeds). In addition, in connection with this offering, our management services agreement with Leonard Green & Partners, L.P. will be terminated in consideration of a lump sum payment by us to Leonard Green & Partners, L.P. of $12.5 million in accordance with our management services agreement. For more information, see "Use of Proceeds."

Floral Industry Overview

          The U.S. Department of Commerce estimates that the U.S. personal consumption expenditures for the floriculture industry (flowers, seeds and potted plants) were approximately $19 billion for 2003 and have grown on average 4.1% per year over the last ten years. Within the floriculture industry, management believes that the floral retail market, which is comprised of the sale of flowers and potted plants by traditional retail florists, floral direct marketers, supermarkets and various other retail channels, is approximately $14 billion. The floral retail market space is highly fragmented with thousands of industry participants. Key trends in the floral retail market include:

  •
  the increasing role of floral direct marketers, particularly those marketing floral products over the Internet, which has resulted in increased orders for delivery to be placed through floral direct marketers versus traditional retail florists;

  •
  the advent of retail consumer companies that deliver unarranged boxed flowers via common courier with no involvement of retail florists; and

  •
  the increased presence of supermarkets and mass merchants, which has reduced the cash and carry floral business for the traditional retail florist.

          In addition, given that specialty gift products can be an alternative for special-occasion floral purchases, floral retailers and floral direct marketers have expanded their product offerings to include items such as home, garden, gourmet, plush toys and other gift products.

          The table below illustrates the primary channels for floral retail distribution and FTD's role within each distribution channel:

Distribution Channel	Description	FTD Participation
Florists	There are an estimated 48,300 retail florists in the U.S. We estimate that retail florists represent between 43% and 47% of the floral retail market. Approximately 53% of these florists are sole proprietorships with no external payroll.	Our Florist Segment is a supplier to retail florists, providing products and services to FTD-member florists to facilitate their ability to send, receive and deliver orders to effectively operate and grow their businesses. We do not own or operate any retail locations.
Floral Direct Marketers
Floral direct marketers take floral orders from consumers by telephone or over the Internet. We estimate that floral direct marketers, including retail consumer companies that deliver unarranged boxed flowers via common courier with no involvement of retail florists, represent between 5% and 7% of the floral retail market. These direct marketers represent a rapidly growing portion of the floral delivery sub-segment of the overall floral retail market.
Through our www.ftd.com Web site and our 1-800-SEND-FTD toll-free telephone number, we are one of the largest floral direct marketers in the U.S. We transmit orders received through our www.ftd.com Web site and toll-free telephone number to florists for processing and delivery.
Supermarkets
	Food retailers are becoming an increasingly important distribution channel in the floral retail market. There are approximately 22,500 supermarkets that sell flowers in the U.S. We estimate that food retailers represent between 21% and 25% of the floral retail market.	Our Florist Segment is a supplier to supermarkets. We currently provide services to approximately 2,800 supermarket locations in North America.
Other Retailers
	During the past decade, mass merchants, home improvement and other retail locations have increased their presence in the floral retail market, adding floral products to their merchandise assortments. There are approximately 37,000 mass merchant locations selling floral items in the U.S. We estimate that mass merchants represent between 24% and 28% of the floral retail market.	Our Florist Segment is a supplier to other retailers, as we are pursuing channel initiatives, such as FTD-branded store-in-store floral displays and departments at various mass market retailers.

          Suppliers and service providers to the retail floral market described above include:

          Wire-Service Providers.    By operating clearinghouses and electronic communication networks, wire-service providers enable inter-florist communication, order routing and billing. The wire-service market is highly concentrated, with two primary providers, FTD and Teleflora LLC, sometimes referred to in this prospectus as "Teleflora." Management believes that FTD and Teleflora are the two largest floral wire-service providers in the U.S. based on membership, with Teleflora being the larger of the two. In addition, 1-800-FLOWERS.COM, Inc. operates Bloomlink, a smaller floral wire-service provider.

          Wholesalers of Flowers and Floral Supplies.    Wholesalers distribute and market fresh-cut flowers and greens, potted plants and floral-related hard goods to retail florists, supermarkets and other floral retailers. The domestic wholesale market is highly fragmented and includes approximately 1,000 independent wholesalers, including our Specialty Wholesaling sub-segment. These are primarily small, family-owned firms that operate from single locations or from a small number of regional outlets. We estimate that the wholesale market for flowers and floral supplies is between $4.0 to $5.0 billion per year, approximately 25% of which is related to hard goods and approximately 75% of which is related to perishable products.

The Offering

Common stock offered by us	15,384,615 shares
Common stock outstanding after this offering	30,531,966 shares
Use of proceeds
We estimate that our net proceeds from this offering (excluding proceeds, if any, from the over-allotment option) will be approximately $205.0 million. We intend to use the net proceeds from this offering to:
• Redeem approximately $20.2 million outstanding principal amount of FTD's 7.75% Senior Subordinated Notes due 2014; and
• Repurchase all outstanding shares of our 14% Senior Redeemable Exchangeable Cumulative Preferred Stock and our 12% Junior Redeemable Exchangeable Cumulative Preferred Stock.
Proceeds from the over-allotment option, if any, will be used to further redeem additional FTD 7.75% Senior Subordinated Notes due 2014. See "Use of Proceeds."
Proposed NYSE symbol	"FTD."
Risk factors	See "Risk Factors" beginning on page 18 to read about factors you should consider before buying shares of the common stock.

          Unless we specifically state otherwise, all information in this prospectus assumes:

  •
  a 1-for-3 reverse stock split of our outstanding common stock immediately prior to the consummation of the offering;

  •
  an initial public offering price of $13.00 per share, the mid-point of the range set forth on the cover of this prospectus;

  •
  the number of shares of our common stock outstanding after this offering includes the 1,538,462 being sold in this offering to affiliates of Leonard Green & Partners, L.P. at the initial public offering price;

  •
  the number of shares of our common stock outstanding after this offering excludes                  shares of our common stock reserved for issuance under our stock option plan, under which options to purchase 2,098,611 shares of our common stock are outstanding as of the date of this prospectus with an exercise price of $3.00 per share;

  •
  the redemption of (i) 72,695 shares of our senior preferred stock, constituting all of our outstanding shares of senior preferred stock, and (ii) 72,695 shares of our junior preferred stock, constituting all of our outstanding shares of junior preferred stock;

  •
  an increase in the number of authorized shares of our common stock to 75,000,000 shares; and

  •
  no exercise of the over-allotment option granted by us in favor of the underwriters.

Our Address

          Our principal executive office is located at 3113 Woodcreek Drive, Downers Grove, Illinois 60515. Our telephone number at that address is (630) 719-7800.

Summary Consolidated Financial and Other Data

          On February 24, 2004, FTD completed a merger transaction with an affiliate of Leonard Green & Partners, L.P. In the merger, a wholly-owned subsidiary of FTD Group, Inc. merged with and into FTD, with FTD continuing as the surviving corporation. As a result of the 2004 Merger, FTD ceased to have its equity publicly traded and became a wholly-owned subsidiary of FTD Group, Inc., an affiliate of Green Equity Investors IV, L.P., a private investment fund affiliated with Leonard Green & Partners, L.P. See Note 2 of our consolidated financial statements for the fiscal year ended June 30, 2004 appearing elsewhere in this prospectus for further detail. The results of operations presented herein for all periods prior to the 2004 Merger are referred to as the results of operations of the "Predecessor." The results of operations presented herein for all periods subsequent to the 2004 Merger are referred to as the results of operations of the "Successor." As a result of the 2004 Merger, the results of operations of the Predecessor for all periods prior to the 2004 Merger are not comparable to the results of operations of the Successor for all periods subsequent to the 2004 Merger.

          The following table sets forth the Predecessor's summary historical data for the fiscal years ended June 30, 2002 and 2003, the period from July 1, 2003 through February 23, 2004 and the six-month period ended December 31, 2003 and our summary historical data for the period from February 24, 2004 through June 30, 2004 and for the six-month period ended December 31, 2004. The summary historical statement of operations data for the fiscal years ended June 30, 2002 and 2003, the period from July 1, 2003 through February 23, 2004 and the period from February 24, 2004 through June 30, 2004, and balance sheet data for the fiscal years ended June 30, 2002 through 2004 were derived from the Predecessor's and our audited consolidated financial statements. The as-adjusted balanced sheet data presented below gives effect to (i) this offering, (ii) the repurchase of 72,695 shares of our senior preferred stock, constituting all of our outstanding shares of senior preferred stock, and 72,695 shares of our junior preferred stock, constituting all of our outstanding shares of junior preferred stock, (iii) the redemption of $20.2 million outstanding principal amount of FTD's 7.75% Senior Subordinated Notes due 2014, and (iv) an increase in the number of authorized shares of our common stock to 75,000,000 shares. The financial data is qualified by reference to, and should be read in conjunction with, our consolidated financial statements and the notes to those statements, our pro forma financial statements and the notes to those statements and "Management's Discussion and Analysis of Financial Condition and Results of Operations" appearing elsewhere in this prospectus. Certain amounts in the Predecessor's financial statements for the fiscal year ended June 30, 2002 have been reclassified to conform to the current year presentation.

          The following unaudited pro forma condensed consolidated summary data for the twelve months ended June 30, 2004 is based on the historical financial statements of FTD Group, Inc., adjusted to give effect to the 2004 Merger. This pro forma data does not reflect any adjustments related to the transactions described by this prospectus. The pro forma data was prepared to illustrate the full year estimated effects of the 2004 Merger related transactions. The pro forma statement of operations for the period from July 1, 2003 through February 23, 2004 gives effect to the 2004 Merger related transactions as if they had occurred on July 1, 2003. The pro forma adjustments are based upon available information and certain assumptions that we believe are reasonable. The pro forma data does not purport to represent what FTD Group, Inc.'s results of operations would actually have been had the 2004 Merger related transactions in fact occurred as of such date or to project FTD Group, Inc.'s results of operations. The 2004 Merger was accounted for as a purchase in accordance with Statement of Financial Accounting Standards No. 141, "Business Combinations." Under the purchase method of accounting, the total purchase price was allocated to the assets acquired and liabilities assumed of FTD based on their respective fair values, as further discussed in FTD Group, Inc.'s audited financial statements for the period ended June 30, 2004.

	Predecessor(1)					Successor	Pro Forma		Predecessor(1)		Successor
	Fiscal Year Ended June 30,			Period From July 1, 2003 Through February 23,		Period From February 24, 2004 Through June 30,	Twelve Month Period Ended June 30,		Six Months Ended December 31,
	2002		2003	2004		2004	2004		2003		2004
									(unaudited)
	(in thousands)
Statement of Operations Data:
Revenues	$325,266		$363,343	$245,679		$151,381	$397,060		$170,371		$190,325
Cost of goods sold and services provided	177,328		203,905	138,057		88,424	226,481		93,406		104,760

Gross profit	147,938		159,438	107,622		62,957	170,579		76,965		85,565
Operating expenses:
Advertising and selling	67,935		72,027	50,241		29,712	79,953		35,143		38,185
General and administrative	59,345	(2)	50,612	56,680	(3)	20,227 (4)	55,616	(4)	25,824	(3)	25,071

Total operating expenses	127,280		122,639	106,921		49,939	135,569		60,967		63,256

Income from operations	20,658		36,799	701		13,018	35,010		15,998		22,309
Interest expense, net	2,304		1,409	510		9,228	21,575		432		9,867
Interest expense on preferred stock subject to mandatory redemption	—		—	—		6,689	19,928		—		10,048
Other (income) expense, net	1,096	(5)	10,728 (6)	(1,105	)(7)	63	(1,482)	(7)	(1,469)	(7)	(321)

Income (loss) before income tax and minority interest	17,258		24,662	1,296		(2,962)	(5,011)		17,035		2,715
Income tax expense	6,718		15,373	2,898		1,535	6,080		6,686		5,106
Minority interest(8)	2,525		—	—		—	—		—		—

Net income (loss)	$8,015		$9,289	$(1,602)		$(4,497)	$(11,091)		$10,349		$(2,391)

Other Data:
Adjusted EBITDA(9)	$41,053		$48,541	$30,844		$20,687	$51,531		$22,341		$29,292
Net cash provided by (used in) operating activities	$25,784		$30,400	$9,031		$(8,776)			$19,163		$21,440
Net cash used in investing activities	$(12,741)		$(19,210)	$(4,169)		$(422,628)			$(3,389)		$(5,035)
Net cash provided by (used in) financing activities	$(7,475)		$(45,940)	$(6,468)		$433,583			$(6,482)		$402
Consumer Segment Orders	2,579		3,166	2,063		1,517	3,580		1,386		1,623
Consumer Segment Revenue	$154,069		$190,958	$128,507		$88,296	$216,803		$85,124		$98,515
Florist Segment Revenue	$171,197		$172,385	$117,172		$63,085	$180,257		$85,247		$91,810

	As of December 31, 2004
	Actual	As Adjusted
	(dollars in thousands)
Balance Sheet Data:
Cash and cash equivalents(10)	$19,482	$6,532
Working capital deficit(11)	(27,848)	(27,848)
Property and equipment, net	18,089	18,089
Long-term debt (including current maturities)	259,363	239,147
Preferred stock subject to mandatory redemption	162,127	—
Stockholders' equity	34,082	202,704

(1)
Consolidated financial data for the period from February 24, 2004 through June 30, 2004 reflects the fair value of assets acquired and liabilities assumed in connection with the 2004 Merger. The comparability of the operating results for the periods presented is affected by the revaluation of the assets acquired and liabilities assumed on the date of consummation of the 2004 Merger (February 24, 2004). The financial data for periods prior to February 24, 2004 are presented for comparative purposes and consist of the financial data of the Predecessor.

(2)
During the fiscal year ended June 30, 2002, the Predecessor recorded the following as a component of general and administrative expenses:

•
Compensation expense of $8.7 million related to bonus payments paid to executive officers, in addition to related employer payroll taxes, in connection with the Predecessor's 2002 merger with FTD.COM. For more information, see Note 3 of our consolidated financial statements for the year ended June 30, 2004 appearing elsewhere in this prospectus.

•
A gain of $2.6 million attributable to the settlement of a claim against the developer of an unlaunched version of FTD.COM's Web site.

•
Severance costs of $2.2 million for certain former employees, which were principally associated with the Predecessor's 2002 merger with FTD.COM.

•
Merger related expenses of $1.6 million incurred by FTD.COM related to the Predecessor's 2002 merger with FTD.COM.

•
A $1.4 million gain attributable to the termination of certain future post-retirement health care benefits. The Predecessor provided certain post-retirement health care benefits to qualifying retirees under the terms of its qualified retirement plan. This termination of benefits caused a decrease in the Predecessor's post-retirement health care obligation attributed to prior services rendered.

•
A gain of $1.1 million attributable to a single business tax refund related to prior years' filings.

•
An impairment loss for internal use software in the amount of $0.4 million that had been used to process clearinghouse and related transactions for member services.

(3)
During the period from July 1, 2003 through February 23, 2004, the Predecessor recorded merger related expenses of $23.4 million related to the 2004 Merger as a component of general and administrative expenses, $1.3 million of which were recorded in the six-month period ended December 31, 2003.

(4)
During the period from February 24, 2004 through June 30, 2004, we recorded, as a component of general and administrative expenses, $3.3 million of severance costs associated with the departure of certain of our senior executives shortly following the consummation of the 2004 Merger.

(5)
In September 2001, the Predecessor entered into a credit agreement. As a result of entering into the credit agreement, unamortized deferred financing costs associated with the then existing debt were expensed, resulting in a net loss on extinguishment of debt of $0.6 million, which was included in other expense, net.

(6)
In the fiscal year ended June 30, 2003, the Predecessor recorded as a component of other expense, net, a charge of $11.0 million related to the settlement of the consolidated shareholder class action litigation related to the Predecessor's 2002 merger with FTD.COM, including administrative costs.

(7)
During the six-month period ended December 31, 2003, the Predecessor recorded as a component of other expense, net, a gain of $1.5 million as a result of a settlement with the insurance carrier that maintained a policy covering FTD and its directors and officers. In addition, FTD entered into a senior credit facility in connection with the 2004 Merger. As a result of entering into FTD's senior credit facility, unamortized deferred financing costs associated with the then existing debt were expensed by the Predecessor, resulting in a net loss on extinguishment of debt of $0.4 million, which was included in other expense, net.

(8)
In the fiscal year ended June 30, 2002, minority interest represents the minority's interest in FTD.COM through the date of the Predecessor's 2002 merger with FTD.COM.

(9)
In evaluating our business, our management considers and uses Adjusted EBITDA as a supplemental measure of financial operating performance and as a measure of cash generating capability. We define Adjusted EBITDA as EBITDA plus expenses (minus gains) that we do not consider reflective of our ongoing operations. In addition, we adjust for these expenses in measuring our performance under our management compensation plan, FTD's senior credit facility and the indenture governing FTD's outstanding senior subordinated notes. We define EBITDA as net income before net interest expense, income tax expense, depreciation and amortization. See "Management's Discussion and Analysis of Financial Condition and Results of Operation—Non-GAAP Discussion" for a discussion of our use of Adjusted EBITDA and certain limitations of EBITDA and Adjusted EBITDA as financial measures. Adjusted EBITDA is calculated as follows for the periods presented:

	Predecessor			Successor	Pro Forma	Predecessor	Successor
	Fiscal Year Ended June 30,		Period From July 1, 2003 Through February 23,	Period From February 24, Through June 30,	Twelve Months Ended June 30,	Six Months Ended December 31,
	2002	2003	2004	2004	2004	2003	2004
Net income (loss)	$8,015	$9,289	$(1,602)	$(4,497)	$(11,091)	$10,349	$(2,391)
Plus: interest expense, net	2,304	1,409	510	15,917	41,503	432	19,915
Plus: income tax expense	6,718	15,373	2,898	1,535	6,080	6,686	5,106
Plus: depreciation and amortization	9,421	7,898	5,377	3,738	11,176	4,021	5,615

EBITDA	26,458	33,969	7,183	16,693	47,668	21,488	28,245

Plus: net expenses described in Notes 2 through 7 above	8,435	11,000	22,310	3,327	1,845	(183)	—
Plus: deferred compensation(a)	1,635	1,572	51	—	51	36	—
Plus: minority interest(b)	2,525	—	—	—	—	—	—
Plus: management fees(c)	2,000	2,000	1,300	667	1,967	1,000	1,047

Adjusted EBITDA(d)	$41,053	$48,541	$30,844	$20,687	$51,531	$22,341	$29,292

  (a)
  Non-cash deferred compensation primarily represents net expense related to restricted stock grants under a plan that was terminated in connection with the 2004 Merger.

  (b)
  In fiscal year ended June 30, 2002, minority interest expense represents the public stockholders' interest in FTD.COM, which was eliminated as a result of the Predecessor's 2002 merger with FTD.COM.

  (c)
  Management fees of approximately $2.0 million per year have been historically paid on an annual basis. In connection with this offering, the management services agreement with Leonard Green & Partners, L.P. will be terminated. For more information, see "Certain Relationships and Related Party Transactions—Agreements Related to the 2004 Merger—Management Services Agreement."

  (d)
  We use Adjusted EBITDA as a supplemental measure of our performance. EBITDA and Adjusted EBITDA have limitations as analytical tools, and you should not consider them in isolation, or as a substitute for analysis of our results as reported under GAAP. See "Management's Discussion and Analysis of Financial Condition and Results of Operation—Non-GAAP Discussion" for a discussion of our use of Adjusted EBITDA and certain limitations of EBITDA and Adjusted EBITDA as financial measures. Because of these limitations, Adjusted EBITDA should not be considered as a measure of discretionary cash available to us to invest in the growth of our business. We compensate for these limitations by relying primarily on our GAAP results and using Adjusted EBITDA only supplementally.

(10)
Excludes restricted cash of $7.3 million which was placed into an escrow account at the consummation of the 2004 Merger to fund our obligations in respect of a litigation settlement. We anticipate that these funds will be released from escrow during the fiscal year ending June 30, 2005. For more information, see "Business—Legal Proceedings."

Adjusted to reflect the payment of $12.5 million related to the termination of our management services agreement with Leonard Green & Partners, L.P. (for more information, see "Certain Relationships and Related Party Transactions—Management Services Agreement") and $450,000 of expenses related to this offering.

(11)
Working capital deficit represents total current assets (excluding cash and cash equivalents) less current liabilities (excluding the current portion of long term debt).

FORWARD-LOOKING STATEMENTS

          This prospectus contains various forward-looking statements regarding our outlook, including: statements regarding anticipated growth in revenue, net income and earnings per share; expectations regarding the likelihood of recurrence of certain charges and gains; expectations regarding capital investments; and expectations regarding future cash generated from operations. These forward-looking statements are based on our management's current expectations, assumptions, estimates and projections about us and our industry. You are cautioned that actual results could differ from those anticipated by the forward-looking statements.

          Important factors that could cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by those statements include, but are not limited to, those discussed under "Risk Factors." The following are risks related to our business:

  •
  market competition among our existing and potential competitors;

  •
  our significantly increased interest expenses in connection with the 2004 Merger;

  •
  our revenues and operating results fluctuate on a seasonal basis and may suffer if revenues during peak seasons do not meet our expectations;

  •
  we are dependent on our strategic relationships to help promote our www.ftd.com Web site;

  •
  we are dependent on third parties who fulfill orders and deliver goods and services to our customers;

  •
  loss or impairment of the intellectual property that we use in our business;

  •
  computer systems or telephone services failures;

  •
  loss of members or decrease in average revenues per FTD-member florist;

  •
  we may be unable to increase capacity or introduce enhancements to our www.ftd.com Web site or our 1-800-SEND-FTD toll-free telephone number in a timely manner or without service interruptions;

  •
  online privacy concerns, FTC enforcement of privacy policy statements and security breaches could harm our Internet business;

  •
  we may be unable to effectively market our international fulfillment capabilities to North American consumers;

  •
  our business could be injured by significant credit card or debit card fraud;

  •
  we are exposed to the credit risk of our FTD-member florists;

  •
  our business operations are restricted by a consent order which prohibits certain restrictions relating to FTD membership;

  •
  slowdowns in general economic activity may detrimentally impact consumer spending on flowers and other products we sell;

  •
  if the supply of flowers or any other perishable product we offer for sale becomes limited, the price of these products could rise or these products may be unavailable;

  •
  we are subject to various regulations applicable to the importation of flowers and the sale and handling of food items;

  •
  the operating and financial success of our business is dependent on the financial performance of the U.S. retail florist industry;

  •
  government regulations and legal uncertainties relating to the Internet and online commerce could negatively impact our Internet business;

  •
  federal, state and local governments may attempt to impose additional sales and use taxes or other taxes on the business activities conducted by our Consumer Segment, including our past sales;

  •
  we may not successfully integrate future acquisitions;

  •
  we may incur restructuring or impairment charges that would reduce our earnings;

  •
  our increased administrative costs as a result of operating as a public company;

  •
  our use of temporary employees during peak periods; and

  •
  our substantial leverage and interest payment requirements may restrict our future operations and impair our liquidity.

RISK FACTORS

          You should carefully consider the following risks and all of the information set forth in this prospectus before investing in our common stock. The risks described below are not the only ones facing our company. Additional risks and uncertainties not currently known to us or that we currently deem to be immaterial may also materially and adversely affect our business, financial condition or results of operations.

Risks Relating to Our Business

Market competition among our existing and potential competitors could have a material adverse effect on our business, financial condition, results of operations and cash flow.

          The consumer markets for flowers and specialty gifts are highly competitive and fragmented, and the products we offer can be purchased from numerous sources. In our Consumer Segment, we compete with traditional florists and gift retailers, as consumers choose whether to give their business to a traditional florist, specialty gift retailer or a direct marketer. After a consumer has chosen a direct marketer, we further compete with other floral and specialty gift direct marketers, including those that use Web sites, toll free telephone numbers and catalogs. These competitors include direct marketers, such as 1-800-FLOWERS.COM, Inc. and Proflowers.com. Recently, Teleflora has established a direct marketing service for floral items on its Teleflora.com Web site.

          Although less fragmented, our Florist Segment also faces competition. Management believes that FTD and Teleflora are the two largest floral wire-service providers in the U.S. based on membership, with Teleflora being the larger of the two. Teleflora offers some products and services that are comparable to those we offer, and most florists subscribe to one or more of these competing services. In addition, 1-800-FLOWERS.COM, Inc. operates Bloomlink, a smaller floral wire-service provider.

          Competition in the Internet commerce channel of distribution may intensify, as the nature of the Internet as a marketplace facilitates competitive entry and comparative shopping. Some of our existing and potential competitors may have significant competitive advantages over us, including larger customer bases and greater technical expertise, brand recognition or Internet commerce experience. In addition, some of our existing and potential competitors may be able to devote significantly greater resources to marketing campaigns, attracting traffic to their Web sites and call centers, and system development. They also may be able to respond more quickly and effectively than we can to new or changing opportunities, technological developments or customer requirements. In addition, we expect competition to continue to increase particularly in our Consumer Segment because there are few barriers to entry into the floral and specialty gift businesses and because of the relative ease with which new Web sites can be developed. Moreover, traditional retailers and other companies engaged in Internet commerce, including Internet portal companies, may seek to become direct marketers of floral products. Increased competition may result in lower revenues due to price reductions, reduced gross margins and loss of market share. We cannot assure you that we will be able to compete successfully or that competitive pressures will not have a material adverse effect on our business, financial condition, results of operations and cash flow.

We have experienced net losses resulting from the incurrence of merger related expenses and significantly increased interest expenses in connection with the 2004 Merger.

          During the period from July 1, 2003 through February 23, 2004, we experienced a net loss of approximately $1.6 million, which was principally due to our recording, as a component of general and administrative expenses, merger related expenses of $23.4 million related to the 2004 Merger. During the period from February 24, 2004 through June 30, 2004, and during the six-month period ended December 31, 2004, we experienced net losses of approximately $4.5 million and $2.4 million, respectively, which was principally due to our recording of interest expense during such periods of approximately $16.1 million and $20.0 million, respectively. As of December 31, 2004, we had an accumulated deficit of approximately $6.9 million.

Our revenues and operating results fluctuate on a seasonal basis and may suffer if revenues during peak seasons do not meet our expectations.

          Our business is seasonal. For example, we generated 18.5%, 24.4%, 26.8% and 30.3% of our total revenue in the three-month periods ended September 30, December 31, March 31 and June 30 of fiscal year 2004, respectively. Our quarterly revenue and operating results typically exhibit seasonality similar to that experienced in the fiscal year ended June 30, 2004. For example, revenue and operating results tend to be lower for the quarter ending September 30 because none of the most popular floral and gift holidays, which include Valentine's Day, Easter, Mother's Day, Thanksgiving and Christmas, fall within that quarter. In addition, depending on the year, the popular floral holiday of Easter sometimes falls within the quarter ending March 31 and sometimes falls within the quarter ending June 30. For the fiscal year ended June 30, 2002, Easter was during the third quarter, while Easter fell within the fourth quarter for the fiscal years ended June 30, 2003 and 2004.

          Our operating results may suffer if revenues during our peak seasons do not meet our expectations. If revenues during these periods do not meet our expectations, we may not generate sufficient revenue to offset increased costs incurred in preparation for peak seasons and our operating results may suffer. Our working capital, cash and short-term borrowings also fluctuate during the year as a result of the factors set forth above. Moreover, the operational risks described elsewhere in these risk factors may be significantly exacerbated if the events described therein were to occur during a peak season.

We are dependent on our strategic relationships to help promote our www.ftd.com Web site; failure to establish, maintain or enhance these relationships could have a material adverse effect on our business, financial condition, results of operations and cash flow.

          We believe that our strategic relationships with leading Internet portal companies, other online retailers and direct marketers are critical to attract customers, facilitate broad market acceptance of our products and brands and enhance our sales and marketing capabilities. A failure to maintain existing strategic online relationships or to establish additional relationships that generate a significant amount of traffic from other Web sites could limit the growth of our business. Establishing and maintaining relationships with leading Internet portal companies, other online retailers and direct marketers is competitive and expensive. We may not successfully enter into additional relationships. In addition, we may not be able to renew existing relationships beyond their current terms or may be required to pay significant fees to maintain and expand those relationships. Further, many Internet portal companies, other online retailers, and direct marketers that we may approach to establish an advertising presence or with whom we already have an existing relationship may also provide advertising services for our competitors. As a result, these companies may be reluctant to enter into, maintain or expand a relationship with us. Our business, financial condition, results of operations and cash flow may suffer if we fail to enter into new relationships or maintain or expand existing relationships, or if these relationships do not result in traffic sufficient to justify their costs.

          In addition, we are subject to many risks beyond our control that influence the success or failure of our strategic relationships. For example, traffic to our www.ftd.com Web site could decrease if the traffic to the Web site of an Internet portal company on which we advertise decreases or if the Internet portal companies become direct marketers of floral products. Our business could be harmed if any of the Internet portal companies, other online retailers or direct marketers with whom we have strategic relationships experience financial or operational difficulties or other developments that have a material adverse effect on their performance under our agreements. The occurrence of any of these events could have a material adverse effect on our business, financial condition, results of operations and cash flow.

We are dependent on third parties who fulfill orders and deliver goods and services to our customers and their failure to provide our customers with high quality products and customer service may harm our brand and could have a material adverse effect on our business, financial condition, results of operations and cash flow.

          We believe that our success in promoting and enhancing our brand will depend on our success in providing our customers high quality products and a high level of customer service. Our business depends, in part, on the ability of our network of independent FTD-member florists and third-party suppliers who fulfill our orders to do so at high quality levels. We work with FTD-member florists and third-party suppliers to develop best practices for quality assurance; however, we do not directly control or continuously monitor any FTD-member florist or third-party supplier. Since we do not have constant, direct control over these FTD-member florists and third-party suppliers, issues regarding the quality of flowers, as well as interruptions or delays in product fulfillment may be difficult or impossible to remedy in a timely fashion. If our network of FTD-member florists or third-party suppliers fail to fulfill orders to our customers' satisfaction, at an acceptable quality level and within the required timeframe, our customers may not shop with us again, which would have a material adverse effect on our business, financial condition, results of operations and cash flow.

          We also depend upon a number of third parties for delivery of goods to our customers. For example, we rely on third-party shippers, including United Parcel Service and Federal Express, to deliver specialty gift merchandise to customers. Strikes or other service interruptions affecting these shippers would have an adverse effect on our ability to deliver merchandise on a timely basis. A disruption in any of our shippers' ability to deliver our products could cause us to lose customers, which could have a material adverse effect on our business, financial condition, results of operations and cash flow.

Our success is dependent upon the intellectual property that we use in our business.

          We regard the "FTD" trademark, the "Mercury Man" logo, the "FTD.COM" Internet domain name and the other service marks and trademarks, as well as other intellectual property that we use in our business as critical to our success. Since 1994, FTD has applied for the registration of and has been issued trademark registrations for more than 150 trademarks and service marks used in our business in the U.S. and various foreign countries; however, in some other countries, there are certain pre-existing and potentially conflicting trademark registrations held by third parties. We rely on a combination of copyright, trademark and trade secret laws, confidentiality procedures, contractual provisions and license and other agreements with employees, customers and others to protect intellectual property rights. In addition, we may also rely on the third-party owners of the intellectual property rights we license to protect those rights. We license some of our intellectual property rights, including the Mercury Man logo, to third parties. The steps taken by us and those third parties to protect our intellectual property rights may not be adequate, and other third parties may infringe or misappropriate our intellectual property rights. This could have a material adverse effect on our business, financial condition, results of operations and cash flow. Furthermore, the validity, enforceability and scope of protection of intellectual property in Internet-related industries is uncertain and still evolving.

          We are also subject to the risk of adverse claims and litigation alleging that our business practices infringe on the intellectual property rights of others. For example, on December 30, 2003, Teleflora filed a complaint against FTD in the U.S. District Court for the Northern District of California in San Jose which includes allegations of misappropriation of trade secrets and copyright infringement. For more information, see "Business—Legal Proceedings." Although that particular lawsuit has been settled, similar claims may result in lengthy and costly litigation. Moreover, resolution of a claim may require us or one of our subsidiaries to obtain a license to use those intellectual property rights or possibly to cease using those rights altogether. Any of those events could have a material adverse effect on our business, financial condition, results of operations and cash flow.

Computer systems or telephone services failures could have a material adverse effect on us.

          We currently depend on third parties to develop, host and maintain our www.ftd.com Web site and to provide telephone services to our 1-800-SEND-FTD toll-free telephone number. If these third parties experience system failures as a result of failing to adequately maintain their systems or otherwise, we would experience interruptions and our customers might not continue to utilize our services. There can be no assurance that our resources to maintain our www.ftd.com Web site or our 1-800-SEND-FTD toll-free telephone number without these or other third parties will be sufficient. In addition, we own systems, including the Mercury Network and an order processing and customer service system for our Consumer Segment, which are located at our Downers Grove, Illinois facility, which provide communication to our fulfilling florists and consumer order services. We may experience interruptions in service due to failures by these systems. The continuing and uninterrupted performance of our computer systems is critical to the success of our business strategy. Unanticipated problems affecting those systems could cause interruptions in our services. Any damage or failure that interrupts or delays operations may dissatisfy customers and could have a material adverse effect on our business, financial condition, results of operations and cash flow.

          In addition, our Internet customers depend on their Internet service providers for access to our www.ftd.com Web site. These providers have experienced significant outages in the past and could experience outages, delays and other difficulties in the future. These types of occurrences could cause users to perceive our www.ftd.com Web site as not functioning properly and therefore cause them to stop using our services, which could have a material adverse effect on our business, financial condition, results of operations and cash flow.

Loss of members or a decrease in average revenue per FTD-member florist could have a material adverse effect on our revenues and operating results.

          We currently provide a suite of products and services to approximately 20,000 FTD-member florists located primarily in North America. If we are not able to maintain or increase our membership base in conjunction with maintaining or increasing the average revenue per FTD-member florist we receive from our network of independent FTD-member florists, our business, financial condition, results of operations and cash flow may suffer.

We may be unable to increase capacity or introduce enhancements to our www.ftd.com Web site or our 1-800-SEND-FTD toll-free telephone number in a timely manner or without service interruptions.

          A key element of our strategy is to generate a high volume of traffic on our www.ftd.com Web site and our 1-800-SEND-FTD toll-free telephone number. However, we may not be able to accommodate all of the growth in user demand on our www.ftd.com Web site and through our 1-800-SEND-FTD toll-free telephone number. Our inability to add additional hardware and software to upgrade our existing technology or network infrastructure to accommodate in a timely manner increased traffic on our www.ftd.com Web site or increased volume through our 1-800-SEND-FTD toll-free telephone number, may cause decreased levels of customer service and satisfaction. Failure to implement new systems effectively or within a reasonable period of time could have a material affect on our business, financial condition, results of operations and cash flow.

          We also regularly introduce additional or enhanced features and services to retain current customers and attract new customers to our www.ftd.com Web site. If we introduce a feature or a service that is not favorably received, our current customers may not use our www.ftd.com Web site as frequently, and we may not be successful in attracting new customers. We may also experience difficulties that could delay or prevent us from introducing new services and features. Furthermore, these new services or features may contain errors that are discovered only after they are introduced. We may need to significantly modify the design of these services or features to correct errors. Customers encountering difficulty with or not accepting new services or features could have a material adverse effect on our business, financial condition, results of operations and cash flow.

Online privacy concerns, FTC enforcement of privacy policy statements and security breaches could harm our Internet business.

          The Federal Trade Commission, sometimes referred to in this prospectus as the "FTC," has proposed regulations regarding the collection and use of personal identifying information obtained from individuals when accessing Web sites, with particular emphasis on access by minors. In addition, other governmental authorities have proposed regulations to govern the collection and use of personal information that may be obtained from customers or visitors to Web sites. These regulations may include requirements that procedures be established to disclose and notify users of our www.ftd.com Web site of our privacy and security policies, obtain consent from users for collection and use of information and provide users with the ability to access, correct or delete personal information stored by us. In addition, the FTC has made inquiries and investigations of companies' practices with respect to their information collection and dissemination practices to confirm these are consistent with stated privacy policies and to determine whether precautions are taken to secure consumer's personal information. The FTC has made inquiries, and in a number of situations, brought actions against companies to enforce the privacy policies of these companies, including policies relating to security of consumers' personal information.

          The FTC made an inquiry of FTD.COM relating to an incident that occurred with respect to our www.ftd.com Web site. As a result of the incident, some personal information of fewer than 350 customers could have been accessible to others without authorization. After supplying the FTC staff with written responses to their inquiry and answering their questions, the FTC staff members conducting this inquiry advised us that the FTC staff was recommending no further action be taken. The New York Attorney General's Office, internal bureau, also requested information about the incident previously reviewed by the FTC. We provided the information requested by the New York Attorney General's Office in June 2003 and to date have not received any further questions or requests from the New York Attorney General's Office.

          Becoming subject to the FTC's regulatory and enforcement efforts or to those of another governmental authority could have a material adverse effect on our ability to collect demographic and personal information from users, which, in turn, could have a material adverse effect on our marketing efforts, business, financial condition, results of operations and cash flow. In addition, the adverse publicity regarding the existence or results of an investigation could have an adverse impact on customers' willingness to use our site and thus could adversely impact our future revenues.

          Security on the Internet requires having in place reasonable measures to protect against foreseeable risks and keeping technology and procedures up to date. We cannot guarantee that our security measures and procedures will prevent security breaches. Our www.ftd.com Web site uses licensed encryption and authentication technology to effect secure transmission of confidential information, including credit card and debit card numbers. It is possible that advances in computer capabilities, new discoveries or other developments could result in a compromise or breach of the technology we use to protect customer transaction data. Since secure transmission of confidential information over the Internet is essential in maintaining consumer confidence in our www.ftd.com Web site, substantial or ongoing security breaches of our system or other Internet-based systems could significantly harm our Internet business. While our www.ftd.com Web site has not experienced any material security breaches, any penetration of network security or other misappropriation of our users'

personal information could subject us to liability. We could be held liable for claims based on unauthorized purchases with credit card or debit card information, impersonation or other similar fraud claims. Claims also could be based on other misuses of personal information, such as unauthorized marketing activities. These claims could result in litigation and financial liability. Security breaches also could damage our reputation and expose us to a risk of loss or litigation and possible liability.

          We may also incur substantial expense to protect against and remedy security breaches and their consequences. A party that is able to circumvent our security systems could misappropriate proprietary information or cause interruptions in operations. Our insurance policies' limits may not be adequate to reimburse us for losses caused by security breaches.

We may be unable to effectively market our international fulfillment capabilities to North American consumers and a decline in the quality of orders sent abroad could have a material adverse effect on our business, financial condition, results of operations and cash flow.

          As part of our business strategy, we intend to continue to market our affiliation with approximately 30,000 florists outside North America to North American consumers who may be interested in sending flowers to relatives, friends and business associates living abroad. This international aspect of our business is subject to the risk of inconsistent quality of merchandise and disruptions or delays in delivery because these foreign florists may not necessarily adhere to the same quality control standards as FTD-member florists who fulfill orders in North America. North American consumers who choose not to place subsequent orders with us because they were not satisfied with the results of an order they sent abroad could have a material adverse effect on our business, financial condition, results of operations and cash flow.

Our business could be injured by significant credit card or debit card fraud.

          Orders placed through our www.ftd.com Web site or 1-800-SEND-FTD toll-free telephone number typically are paid for using a credit card or debit card. Our net sales and gross margins would decrease if we experience significant credit card or debit card fraud. Failure to adequately detect and avoid fraudulent credit card or debit card transactions could cause us to lose our ability to accept credit cards or debit cards as forms of payment and result in charge-backs to us of the fraudulently charged amounts. Furthermore, this could reduce our net sales and gross margins because widespread credit card or debit card fraud may lessen our customers' willingness to purchase products over the Internet using their credit cards or debit cards. As a result, such failure could have a material adverse effect on our business, financial condition, results of operations and cash flow.

We are exposed to the credit risk of FTD-member florists.

          When an FTD-member florist fulfills an order from an originating FTD-member florist, we become liable to the fulfilling FTD-member florist for payment on the order, even if we do not receive payment from the originating FTD-member florist. Accordingly, we are subject to the credit risk of FTD-member florists. Although we reserve for this exposure, we cannot assure you that the exposure will not be greater than we anticipate. An increase in the exposure, coupled with material instances of default, could have an adverse effect on our business, financial condition, results of operations and cash flow.

Our business operations are restricted by a consent order, which prohibits certain restrictions relating to FTD membership.

          We are subject to certain operating restrictions imposed by the Modified Final Judgment, dated November 13, 1990, of the U.S. District Court for the Eastern District of Michigan in U.S. v. Florists' Telegraph Delivery Association, and U.S. v. Florists' Transworld Delivery Association, which are collectively referred to in this prospectus as the "consent order." The consent order prohibits us, among other things, from restricting FTD membership to florists who are not subscribers of a competing clearinghouse. This consent order expires August 1, 2005.

          Because of the consent order, we are required to allow any florist who can meet FTD's general membership rules to become a member of FTD even if they are a member of another wire-service. Other wire-services could require their members to be exclusive to their service. Such a requirement could present the other wire-services with a competitive advantage, as incentives could be offered to members in competing wire-services to sever their membership with FTD and to use the competing wire-service exclusively as their clearinghouse for sending and receiving inter-city floral delivery orders, potentially reducing membership in FTD to levels that could have a material adverse effect on our business, financial condition, results of operations and cash flow.

Slowdowns in general economic activity may detrimentally impact consumer spending on flowers and other products we sell which would have an adverse effect on our business, financial condition, results of operations and cash flow.

          Our business is sensitive to the business cycle of the national economy. Consumer spending on flowers and specialty gifts may be influenced by general economic conditions and the availability of discretionary income. A decline in general economic conditions may have a material adverse effect on demand for our products, which could cause sales of our products to decrease, or result in a shift to lower margin products. There can be no assurances that future economic conditions will be favorable to the floral and specialty gifts markets. A decline in the demand for our products due to deteriorating economic conditions could have a material adverse effect on our business, financial condition, results of operations and cash flow.

If the supply of flowers or any other perishable product we offer for sale becomes limited, the price of these products could rise or these products may be unavailable and our revenues and gross margins could decline and, since we are subject to various regulations applicable to the importation of flowers and the sale and handling of food items, any future governmental regulation could have a material adverse effect on our business, financial condition, results of operations and cash flow.

          Many factors, such as weather conditions, agricultural limitations and restrictions relating to the management of pests and disease, affect the supply of flowers and the price of our floral products. If the supply of flowers available for sale is limited, prices of flowers could rise, which could cause customer demand for our floral products to be reduced and our revenues and gross margins to decline. Alternatively, we may not be able to obtain high quality flowers in an amount sufficient to meet customer demand. Even if available, flowers from alternative sources may be of lesser quality and/or may be more expensive than those currently offered by us.

          In addition, we purchase perishable products from suppliers in foreign countries, which subjects us to various federal, state and local government regulations, including regulations imposed by the U.S. Food & Drug Administration, or FDA, the U.S. Department of Labor, Occupational Safety and Health Administration, or OSHA, the U.S. Department of Agriculture, or USDA, and Animal and Plant Health Inspection Service, or APHIS. These agencies or another federal, state or local food regulatory authorities may require us to make changes to our importation procedures and sales and handling operations. These changes may increase our cost of operations or we may not be able to make the requested governmental changes or obtain any required permits, licenses or approvals in a timely manner, or at all. Failure to make requested changes or to obtain or maintain a required permit, license or approval could cause us to incur substantial compliance costs and delay the availability of, or cancel, certain product offerings. In addition, any inquiry or investigation from a regulatory authority could have a negative impact on our reputation. The occurrence of any of these events could harm our business and have a material adverse effect on our business, financial condition, results of operations and cash flow.

          The availability and price of these products could be affected by a number of other factors affecting foreign suppliers, including:

  •
  import duties and quotas;

  •
  time-consuming import regulations or controls at airports;

  •
  changes in trading status;

  •
  economic uncertainties and currency fluctuations;

  •
  foreign government regulations and political unrest;

  •
  governmental bans or quarantines;

  •
  trade restrictions, including U.S. retaliation against foreign trade practices; or

  •
  severe weather.

The operating and financial success of our business is dependent on the financial performance of the U.S. retail floral industry.

          The operating and financial success of our business has been and is expected to continue to be dependent on the financial performance of the retail floral industry. There can be no assurance that the retail floral industry will not decline, that consumer preferences for, and purchases of, floral products will not decline, or that retail florist revenues or inter-city floral delivery transactions will not decline in absolute terms. A sustained decline in the sales volume of the retail floral industry could have a material adverse effect on our business, financial condition, results of operations and cash flow.

Government regulations and legal uncertainties relating to the Internet and online commerce could negatively impact our Internet business.

          Online commerce is relatively new and rapidly changing, and federal and state regulations relating to the Internet and online commerce are evolving. Currently, there are few laws or regulations directly applicable to the Internet or online commerce on the Internet, and the laws governing the Internet that exist remain largely unsettled. New Internet laws and regulations could dampen growth in use and acceptance of the Internet for commerce. In addition, applicability to the Internet of existing laws governing issues such as property ownership, copyrights and other intellectual property issues, libel, obscenity and personal privacy is uncertain. The vast majority of those laws were adopted prior to the advent of the Internet and related technologies and, as a result, do not expressly contemplate or address the unique issues presented by the Internet and related technologies. Further, growth and development of online commerce have prompted calls for more stringent consumer protection laws, both in the U.S. and abroad. The adoption or modification of laws or regulations applicable to the Internet could have a material adverse effect on our Internet business operations. We also are subject to regulation not specifically related to the Internet, including laws affecting direct marketers and advertisers.

          In addition, in 1998, the Internet Tax Freedom Act was enacted, which generally placed a three-year moratorium on state and local taxes on Internet access and on multiple or discriminatory state and local taxes on electronic commerce. This moratorium was recently extended until November 1, 2007. We cannot predict whether this moratorium will be extended in the future or whether future legislation will alter the nature of the moratorium. If this moratorium is not extended in its current form, state and local governments could impose additional taxes on Internet-based transactions, and these taxes could decrease our ability to compete with traditional retailers and could have a material adverse effect on our business, financial condition, results of operations and cash flow. Further, if the moratorium is not extended in its current form, state and local governments could impose additional taxes on Internet access. This could result in the reduced use of the Internet as a medium for commerce, which could have a material adverse affect on our Internet business operations.

          In addition, several telecommunications carriers have requested that the Federal Communications Commission regulate telecommunications over the Internet. Due to the increasing use of the Internet and the burden it has placed on the current telecommunications infrastructure, telephone carriers have requested the FCC to regulate Internet service providers and impose access fees on those providers. If the FCC imposes access fees, the costs of using the Internet could increase dramatically. This could result in the reduced use of the Internet as a medium for commerce, which could have a material adverse effect on our Internet business operations.

Federal, state and local governments may attempt to impose additional sales and use taxes or other taxes on the business activities conducted by our Consumer Segment, including our past sales, which could decrease our ability to compete with traditional retailers, reduce our sales and have a material adverse effect on our business, financial condition, results of operations and cash flow.

          In accordance with current industry practice by floral and specialty gift direct marketers and our interpretation of applicable law, our Consumer Segment collects and remits sales taxes only with respect to deliveries made in a limited number of states where its online and telephonic sales channels have physical presence. If states successfully challenge this practice and impose sales and use taxes on orders delivered in states where we do not have physical presence, we could incur substantial tax liabilities for past sales and lose sales in the future. In addition, future changes in the operation of our online and telephonic sales channels could result in the imposition of additional sales and use tax obligations. Moreover, a number of states, as well as the U.S. Congress, have been considering various legislative initiatives that could result in the imposition of additional sales and use taxes on sales over the Internet, which if enacted could require us to collect additional sales and use taxes. The imposition of sales or use tax liability for past or future sales could decrease our ability to compete with traditional retailers and have a material adverse effect on our business, financial condition, results of operations and cash flow.

We may not successfully integrate future acquisitions, which could have a material adverse effect on our business, financial condition, results of operations and cash flow.

          We have completed only four acquisitions in our operating history. We may seek to expand our business partly through acquisitions. However, if any reasonable acquisition candidates were to be identified, we cannot assure you that we will succeed in:

  •
  completing acquisitions;

  •
  integrating acquired operations into our existing operations; or

  •
  expanding into new markets.

          We also cannot assure you that future acquisitions will not have an adverse effect on our operating results, particularly in the fiscal quarters immediately following their completion while we integrate the operations of the acquired business. In particular, all of our acquisitions have been acquisitions of domestic direct marketing companies. Accordingly, the foregoing risks may be relatively more likely if we engage in an acquisition transaction with a different type of business (e.g. a foreign corporation or one operating in space with which we are less experienced). Once integrated, acquired operations may not achieve levels of revenues, profitability or productivity comparable with those achieved by our existing operations, or otherwise perform as expected.

We may incur restructuring or impairment charges that would reduce our earnings.

          We may incur restructuring charges in connection with any future acquisitions. These restructuring charges would be undertaken to realign our operations, eliminate duplicative functions, rationalize our operating facilities and products and reduce our staff. In addition, our consolidated financial statements reflect a significant amount of goodwill and intangible assets. On July 1, 2002, we adopted Statement of Financial Accounting Standards, No. 142, "Goodwill and Other Intangible Assets," sometimes referred to in this prospectus as "SFAS No. 142," which requires that goodwill and intangible assets that have an indefinite useful life be tested at least annually for impairment. SFAS No. 142 requires us to perform an annual assessment for possible impairment of our goodwill and intangible assets. If we determine our goodwill or intangibles to be impaired, the resulting non-cash charge could be substantial.

We will incur significant administrative costs as a result of operating as a public company.

          As a public company, we will incur significant legal, accounting and other expenses that we did not incur as a private company. In addition, the Sarbanes-Oxley Act of 2002, as well as new requirements applicable to listing on the NYSE, have required changes in corporate governance practices of public companies. We expect these new regulations and requirements to increase our legal and financial compliance costs and to make some activities more time-consuming and costly. For example, as a result of being a public company, we will be required to create additional board committees. We will incur additional costs associated with our public company reporting requirements. We also expect the new regulations and requirements to make it more expensive for us to obtain director and officer liability insurance and we may be required to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. As a result, it may be more difficult for us to attract and retain qualified individuals to serve on our board of directors or as executive officers. We cannot predict or estimate the amount of additional costs we may incur or the timing of such costs.

During peak periods, we utilize temporary employees and outsourced staff, who may not be as well-trained or committed to our customers as our full-time employees, and their failure to provide our customers with high quality products and customer service may cause our customers not to return, which could have a material adverse effect on our business, financial condition, results of operations and cash flow.

          We depend on our customer service department to respond to our customers should they have questions or problems with their orders. During peak periods, we also rely on temporary employees and outsourced staff to respond to customer inquiries. In anticipation of increased sales activity during peak periods, we also utilize a significant number of temporary employees to supplement our permanent staff. During peak periods, temporary employees and outsourced staff may constitute up to approximately 70% of our customer department employees. These temporary employees and outsourced staff may not have the same level of commitment to our customers or be as well trained as our full-time employees. If our customers are dissatisfied with the quality of the products or the customer service they receive, our customers may not shop with us again, which could have a material adverse effect on our business, financial condition, results of operations and cash flow.

Risks Related to Our High Degree of Leverage

We have substantial debt and may incur additional indebtedness, which may restrict our future operations and impair our ability to meet our obligations.

          Following this offering, we will continue to have indebtedness that is substantial in relation to our stockholders' equity. As of December 31, 2004, after giving pro forma effect to the use of proceeds from this offering, we would have had approximately $239.1 million of indebtedness, and our annual debt service payment obligations in the fiscal year ended June 30, 2004 would have been approximately $20.0 million. At December 31, 2004, a 1% increase in the interest rate would result in additional annual interest expense of $0.8 million. In addition, subject to restrictions in the indenture governing FTD's outstanding 7.75% Senior Subordinated Notes due 2014, sometimes referred to in this prospectus as the "outstanding senior subordinated notes," and restrictions in FTD's senior credit facility, we may incur additional indebtedness.

          The degree to which we are leveraged and have high interest expense will have important consequences, including the following:

  •
  Our ability to obtain additional financing in the future for working capital, capital expenditures, acquisitions, business development efforts and general corporate or other purposes may be impaired;

  •
  A substantial portion of our cash flow from operations will be dedicated to the payment of interest and principal on our indebtedness, thereby reducing funds available to us for other purposes, including our operations, capital expenditures or future business opportunities;

  •
  Our operations are restricted by our debt instruments, which contain material financial and operating covenants, and those restrictions may limit, among other things, our ability to borrow money in the future for working capital, capital expenditures, acquisitions or other purposes;

  •
  Our leverage may place us at a competitive disadvantage as compared with our less leveraged competitors;

  •
  Our substantial degree of leverage will make us more vulnerable in the event of a downturn in general economic conditions or our business; and

  •
  Our flexibility in planning for, or reacting to, changes in our business and the industry in which we operate may be limited.

Our ability to service our debt and other obligations will depend on our future operating performance, which will be affected by economic conditions, financial, business and other factors, many of which are beyond our control.

          Our ability to service our debt and other obligations will depend on our future operating performance, which will be affected by prevailing economic conditions and financial, business and other factors, many of which are beyond our control. For the period from February 24, 2004 through June 30, 2004, interest expense was $16.1 million, primarily comprised of $9.4 million of interest on FTD's 7.75% Senior Subordinated Notes and senior credit facility and $6.7 million of interest on our senior and junior preferred stock; for the six month period ended December 31, 2004, interest expense was $20.0 million, primarily comprised of $10.0 million of interest on FTD's 7.75% Senior Subordinated Notes and senior credit facility and $10.0 million of interest on our senior and junior preferred stock. Accordingly, interest expense exceeded operating income for those periods. Although our interest expense will be reduced as a result of the application of the net proceeds from this offering, our business may not generate sufficient cash flow, and future financings may not be available to provide sufficient funds, to meet these obligations or to successfully execute our business strategies. As a result, we could default on our debt obligations, which would have a material adverse effect on our business and financial condition. See "Management's Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources."

Our debt obligations expose us to variable rate debt, which makes us vulnerable to increases in interest rates.

          As of December 31, 2004, after giving pro forma effect to the use of proceeds from this offering, we would have had approximately $239.1 million of outstanding debt and approximately $202.7 million of stockholders' equity. On that pro forma basis, approximately 35% of our debt (or $84.4 million aggregate principal amount) would have borne interest at variable rates, and we may experience material increases in our interest expense as a result of increases in interest rate levels generally. Our indebtedness under FTD's senior credit facility is currently at variable rates of interest, making us vulnerable to increases in interest rates.

Restrictions in our debt instruments limit FTD's ability to take certain actions and breaches thereof could impair our liquidity.

          FTD's senior credit facility and the indenture governing FTD's outstanding senior subordinated notes contain covenants that restrict FTD's ability to:

  •
  pay dividends or redeem or repurchase capital stock;

  •
  incur additional indebtedness and grant liens;

  •
  make acquisitions and joint venture investments;

  •
  sell assets; and

  •
  make capital expenditures.

          FTD's senior credit facility also requires FTD to comply with financial covenants relating to, among other things, interest coverage and leverage. FTD may not be able to satisfy these covenants in the future or be able to pursue our strategies within the constraints of these covenants.

          FTD's senior credit facility is fully and unconditionally guaranteed on a joint and several basis by FTD's existing and future, direct and indirect domestic subsidiaries. FTD's senior credit facility and guarantees are secured by first priority security interests in, and mortgages on, substantially all of FTD's and FTD's direct and indirect domestic subsidiaries' and FTD's tangible and intangible assets and first priority pledges of all the equity interests owned by FTD Group, Inc. in FTD and owned by FTD in its existing and future direct and indirect domestic subsidiaries and 66% of the equity interests owned by FTD in its existing and future non-domestic subsidiaries.

          A breach of a covenant contained in our debt instruments could result in an event of default under one or more of our debt instruments. Such breaches could permit the lenders under FTD's senior credit facility to declare all amounts borrowed thereunder to be due and payable, and the commitments of such lenders to make further extensions of credit could be terminated. In addition, the maturity date of FTD's outstanding senior subordinated notes could be accelerated and all amounts due and owing under such notes could become due and payable. Either of these actions would materially and adversely impair our liquidity. In addition, our secured lenders could proceed against their collateral. We do not presently expect that alternative sources of financing will be available to us under these circumstances or available on attractive terms.

Risks Related to Our Common Stock

Green Equity Investors IV, L.P. has significant voting power and may take actions that may not be in the best interest of our other stockholders.

          Upon completion of this offering, Green Equity Investors IV, L.P. will beneficially own approximately 48.5% of our outstanding common stock. As a result, Green Equity Investors IV, L.P. will have the ability to exert substantial influence over all matters requiring approval by our stockholders, including the election and removal of directors and any proposed merger, consolidation or sale of all or substantially all of our assets and other corporate transactions. This concentration of control could be disadvantageous to other stockholders with interests different from Green Equity Investors IV, L.P. For example, Green Equity Investors IV, L.P. could delay or prevent an acquisition or merger even if the transaction might be perceived as benefiting other stockholders. In addition, this significant concentration of share ownership may adversely affect the trading price for our common stock because investors often perceive disadvantages in owning stock in companies with controlling stockholders.

Our common stock price may be volatile.

          Our common stock price may fluctuate in response to a number of events, including:

  •
  our quarterly operating results;

  •
  our performance during peak seasons;

  •
  future announcements concerning our business;

  •
  loss of FTD-member florists;

  •
  changes in financial estimates and recommendations by securities analysts;

  •
  actions of competitors;

  •
  changes in strategic relationships;

  •
  market and industry perception of our success, or lack thereof, in pursuing our growth strategy;

  •
  changes that affect the supply of flowers;

  •
  changes in the retail florist industry;

  •
  general market, economic and political conditions;

  •
  natural disasters, terrorist attacks and acts of war; and

  •
  future sales of our common stock by Green Equity Investors IV, L.P. and its affiliates.

We are a holding company, and our access to the cash flow of our subsidiaries is subject to restrictions imposed by our indebtedness.

          We are a holding company for our wholly-owned subsidiary, FTD, and we do not have and may not in the future have any assets other than the common stock of FTD. We conduct our operations through FTD. Our available cash will depend upon the cash flow of FTD and the ability of FTD to make funds available to us in the form of loans, dividends or otherwise. FTD is a party to an indenture governing FTD's outstanding subordinated notes and FTD's senior credit facility that provides for an $85.0 million term loan facility and a $50.0 million revolving credit facility, each of which imposes substantial restrictions on FTD's ability to pay dividends to us. Any payment of dividends will be subject to the satisfaction of certain financial conditions set forth in the indenture governing FTD's outstanding senior subordinated notes and FTD's senior credit facility. The ability of FTD and its subsidiaries to comply with these conditions in the indenture governing FTD's outstanding senior subordinated notes and FTD's senior credit facility may be affected by events that are beyond our control. The breach of these conditions could result in a default under the indenture governing FTD's outstanding senior subordinated notes and FTD's senior credit facility, and in the event of any such default, the holders of FTD's outstanding senior subordinated notes and/or the lenders under FTD's senior credit facility could elect to accelerate the maturity of all of FTD's outstanding senior subordinated notes or the loans under FTD's senior credit facility. If the maturity of FTD's outstanding senior subordinated notes or the loans under FTD's senior credit facility were to be accelerated, all such outstanding debt would be required to be paid in full before FTD or its subsidiaries would be permitted to distribute any assets or cash to us. We expect future borrowings by FTD to contain restrictions or prohibitions on the payment of dividends by FTD and its subsidiaries to us.

Shares eligible for future sale may adversely affect our common stock price.

          Sales of substantial amounts of our common stock in the public market, or the perception that these sales may occur, could cause the market price of our common stock to decline. This could also impact our ability to raise additional capital through the sale of our equity securities. Following the consummation of this offering, we will be authorized to issue up to 75,000,000 shares of our common stock. There will be 32,839,659 shares outstanding following the consummation of this offering if the underwriters exercise their overallotment option in full. We and our directors, officers and, other than Timothy Meline, who owns 3,334 shares of our common stock, current stockholders will enter into lock-up agreements described in "Underwriting." We cannot predict the size of future issuances of our common stock or the effect, if any, that future sales and issuances of shares of our common stock would have on the market price of our common stock. See "Shares Eligible for Future Sale."

          In addition, upon completion of this offering, affiliates of Leonard Green & Partners, L.P., will beneficially own, in total, approximately 48.5% of our outstanding common stock and is entitled to demand registration rights with respect to those shares. If such affiliates cause a large portion of our outstanding common stock to be registered and sold in the public market, then such sales may adversely affect our common stock price.

As a new investor, you will experience substantial dilution in the net tangible book value of your shares.

          The assumed initial public offering price of our common stock (the midpoint of the range on the cover page of this prospectus) is considerably more than the net tangible book value per share of our outstanding common stock. Accordingly, investors purchasing shares of common stock in this offering (excluding the 1,538,462 shares of common stock being sold in this offering to affiliates of Leonard Green & Partners, L.P.) will:

  •
  pay a price per share that substantially exceeds the book value of our assets after subtracting liabilities; and

  •
  contribute 76.7% of the total amount invested in our company, but will own only 50.4% of the shares of common stock outstanding after this offering.

          As of December 31, 2004, the net tangible book value deficit per share of our common stock was $(32.60).

          The assumed initial public offering price of $13.00 per share is more than the purchase price paid by our existing stockholders of $3.00 per share and the option exercise price to be paid by option holders upon exercise of their options of $3.00 per share. To the extent outstanding stock options are exercised, there will be further dilution to new investors. See "Dilution" for more information.

Delaware law and our charter documents may impede or discourage a takeover, which could cause the market price of our shares to decline.

          Our amended and restated certificate of incorporation, our amended and restated bylaws and Delaware law contain provisions that might enable our management to resist a change in control. The provisions might discourage, delay or prevent a change in the ownership of our company or a change in our management. In addition, these provisions could limit the price that investors would be willing to pay in the future for shares of our common stock. The following are examples of such provisions in our amended and restated certificate of incorporation or our amended and restated bylaws:

  •
  our board of directors is authorized, without prior stockholder approval, to create and issue preferred stock, commonly referred to as "blank check" preferred stock, with rights senior to those of common stock;

  •
  nominations for election to our board of directors and the submission of matters to be acted upon by stockholders at a meeting are subject to advance notice requirements;

  •
  the ability of our stockholders to call special meetings of stockholders is prohibited; and

  •
  our board of directors is expressly authorized to make, alter or repeal our bylaws.

          We are also subject to Section 203 of the Delaware General Corporation Law, which provides, subject to enumerated exceptions, that if a person acquires 15% or more of our voting stock, the person is an "interested stockholder" and may not engage in "business combinations" with us for a period of three years from the time the person acquired 15% or more of our voting stock.

USE OF PROCEEDS

          We estimate that we will receive net proceeds of approximately $205.0 million from the sale of shares of our common stock in this offering, based upon an assumed initial public offering price of $13.00 per share (the midpoint of the range on the cover page of this prospectus) and after deducting estimated offering expenses.

          We intend to use the net proceeds from this offering to:

  •
  Redeem approximately $20.2 million outstanding principal amount of FTD's 7.75% Senior Subordinated Notes due 2014 at a redemption price of approximately 108% of principal amount for an aggregate use of proceeds of $21.8 million, plus accrued and unpaid interest to the date of redemption; and

  •
  Repurchase all outstanding shares of our 14% Senior Redeemable Exchangeable Cumulative Preferred Stock and our 12% Junior Redeemable Exchangeable Cumulative Preferred Stock, at prices of 114% and 112% of the applicable liquidation preference, respectively, for an aggregate use of proceeds of $93.2 million and $90.0 million, respectively.

          Redemption of FTD's 7.75% Senior Subordinated Notes due 2014 requires not less than 30 nor more than 60 days' prior notice to the holders thereof. Pending such redemption, the net proceeds will be invested in cash or cash equivalents.

          Both FTD's 7.75% Senior Subordinated Notes due 2014 and our 14% Senior Redeemable Exchangeable Cumulative Preferred Stock and 12% Junior Redeemable Exchangeable Cumulative Preferred Stock were issued in connection with, and the proceeds were used for, the financing of the 2004 Merger.

          Proceeds from the over-allotment option, if any, will be used to further redeem additional FTD 7.75% Senior Subordinated Notes due 2014.

DIVIDEND POLICY

          We have not paid cash dividends on our common stock. We currently intend to retain all future earnings, if any, for use in the operation of our business, and we do not anticipate paying cash dividends in the foreseeable future. In addition, FTD's senior credit facility and the indenture governing FTD's outstanding senior subordinated notes place limitations on FTD's ability to pay dividends or make other distributions to us. Any future determination as to the payment of dividends on our common stock will be restricted by these limitations, will be at the discretion of our board of directors and will depend on our results of operations, financial condition, capital requirements and other factors deemed relevant by the board of directors, including the Delaware General Corporation Law, which provides that dividends are only payable out of surplus or current net profits.

CAPITALIZATION

          The following table sets forth our unaudited cash and cash equivalents and capitalization as of December 31, 2004 on an actual basis and on an as adjusted basis after giving effect to (i) this offering, (ii) the repurchase of 72,695 shares of our senior preferred stock, constituting all of our outstanding shares of senior preferred stock, and 72,695 shares of our junior preferred stock, constituting all of our outstanding shares of junior preferred stock, (iii) the redemption of $20.2 million outstanding principal amount of FTD's 7.75% Senior Subordinated Notes due 2014, and (iv) an increase in the number of authorized shares of our common stock to 75,000,000 shares to be effected by an amendment to our certificate of incorporation prior to the completion of this offering upon approval of our board of directors and stockholders. The table below should be read in conjunction with the "Summary Consolidated Financial and Other Data" and the notes thereto, "Selected Historical Financial Data," "Management's Discussion and Analysis of Financial Condition and Results of Operations," "Description of Certain Indebtedness" and our consolidated financial statements and the notes to those statements, including our unaudited pro forma condensed consolidated financial statements and the notes to those statements, included elsewhere in this prospectus.

	As of December 31, 2004
	Actual	As Adjusted
	(dollars in thousands)
Cash and cash equivalents(1)	$19,482	$6,532

Total debt:
FTD debt:
Senior credit facility:
Revolving loans(2)	$—	$—
Term loan	84,363	84,363
Senior subordinated notes:
7.75% Senior Subordinated Notes due 2014	175,000	154,784
FTD Group, Inc. debt:
12% Junior Redeemable Exchangeable Cumulative Preferred Stock	80,394	—
14% Senior Redeemable Exchangeable Cumulative Preferred Stock	81,733	—

Total debt	421,490	239,147
Total stockholders' equity	34,082	202,704	(3)

Total capitalization	$455,572	$441,851

(1)
Excludes restricted cash of $7.3 million which was placed into an escrow account at the consummation of the 2004 Merger to fund our obligations in respect of a litigation settlement. We anticipate that these funds will be released from escrow during the fiscal year ending June 30, 2005. For more information, see "Business—Legal Proceedings."

Adjusted to reflect the payment of $12.5 million related to the termination of our management services agreement with Leonard Green & Partners, L.P. (for more information, see "Certain Relationships and Related Party Transactions—Management Services Agreement") and $450,000 of expenses related to this offering.

(2)
FTD's revolving credit facility provides for borrowings of up to $50.0 million in aggregate principal amount. As of December 31, 2004, FTD had $1.8 million of letters of credit outstanding that has reduced availability under the revolving credit facility by a like amount.

(3)
Includes the effects of the write-off of deferred financing fees of $0.8 million related to the redemption of $20.2 million outstanding principal amount of FTD's 7.75% Senior Subordinated Notes, prepayment fees of $1.6 million related to the redemption of $20.2 million outstanding principal amount of FTD's 7.75% Senior Subordinated Notes, prepayment fees of $11.4 million related to our 14% Senior Redeemable Exchange Cumulative Preferred Stock and prepayment fees of $9.6 million related to our 12% Redeemable Exchange Cumulative Preferred Stock.

DILUTION

          If you invest in our common stock, your interest will be diluted to the extent of the difference between the initial public offering price per share of our common stock and the net tangible book value per share of our common stock after this offering.

          Our net tangible book value deficit as of December 31, 2004 was approximately $(443.6) million, or $(32.60) per share of common stock. Net tangible book value deficit per share represents total tangible assets less total liabilities, divided by the number of shares of our common stock outstanding as of December 31, 2004. After giving effect to the issuance and sale of 15,384,615 shares of our common stock in this offering and the 1,538,462 shares of common stock being sold in this offering to affiliates of Leonard Green & Partners, L.P. at an assumed initial public offering price of $13.00 (the midpoint of the range on the cover page of this prospectus), and after deducting the underwriting discounts and estimated offering expenses that we will pay, our net tangible book value deficit as of December 31, 2004 would have been approximately $(274.2) million, or $(8.98) per share of common stock. This represents an immediate positive change in net tangible book value of $23.61 per share to existing stockholders and an immediate dilution of $21.98 per share to new investors purchasing shares of our common stock in this offering.

          The following table illustrates this per share dilution:

Per Share
Assumed initial public offering price per share (the midpoint of the range on the cover page of this prospectus)	$13.00
Net tangible book value deficit per share as of December 31, 2004	$(32.60)
Change in per share value attributable to this offering	$23.61
Net tangible book value deficit per share after this offering	$(8.98)
Dilution per share to new investors	$21.98

          The following table summarizes, as of December 31, 2004, the total number of shares of our common stock acquired from us for cash since our inception by existing stockholders and the total consideration received by us and the price per share paid by them and by new investors purchasing shares of our common stock in this offering, before deducting the underwriting discounts and estimated offering expenses that we will pay:

	Number of Shares	Purchased Percent	Total Amount	Consideration Percent	Price Per Share
Existing Stockholders	13,608,889	44.6%	$40,826,667	15.7%	$3.00
New investors(1)	16,923,077	55.4	220,000,000	84.3	13.00

Total	30,531,966	100.0%	$260,826,667	100.0%	$8.54

(1)
Includes the 1,538,462 shares of common stock being sold in this offering to affiliates of Leonard Green & Partners, L.P. at the initial public offering price.

          The tables and calculations above assume no exercise of outstanding options. As of December 31, 2004, there were 2,098,611 shares of our common stock issuable upon exercise of outstanding options at an exercise price of $3.00 per share. To the extent that these options are exercised, there will be further dilution to new investors. See "Management—Executive Compensation—Option/Stock Appreciation Rights Grants in Last Fiscal Year" and "Description of Capital Stock."

SELECTED HISTORICAL FINANCIAL DATA

          On February 24, 2004, FTD completed a merger transaction with an affiliate of Leonard Green & Partners, L.P. In the merger, a wholly-owned subsidiary of FTD Group, Inc. merged with and into FTD, with FTD continuing as the surviving corporation. As a result of the 2004 Merger, FTD ceased to have its equity publicly traded and became a wholly-owned subsidiary of FTD Group, Inc., an affiliate of Green Equity Investors IV, L.P., a private investment fund affiliated with Leonard Green & Partners, L.P. See Note 2 of our consolidated financial statements for the fiscal year ended June 30, 2004 appearing elsewhere in this prospectus for further detail. As a result of the 2004 Merger, the results of operations of the Predecessor for all periods prior to the 2004 Merger are not comparable to the results of operations of the Successor for all periods subsequent to the 2004 Merger.

          The following table sets forth the Predecessor's selected historical data for the fiscal years ended June 30, 2000 through 2003, the period from July 1, 2003 through February 23, 2004 and the six-month period ended December 31, 2003 and our selected historical data for the period from February 24, 2004 through June 30, 2004 and for the six-month period ended December 31, 2004. The selected historical statements of operations data for the fiscal years ended June 30, 2000 through 2003, the period from July 1, 2003 through February 23, 2004 and the period from February 24, 2004 through June 30, 2004, and balance sheet data for the fiscal years ended June 30, 2000 through 2004 were derived from the Predecessor's and our audited consolidated financial statements. The financial data is qualified by reference to, and should be read in conjunction with, our consolidated financial statements and the notes to those statements and "Management's Discussion and Analysis of Financial Condition and Results of Operations" appearing elsewhere in this prospectus. Certain amounts in the Predecessor's financial statements for the fiscal year ended June 30, 2002 have been reclassified to conform to the current year presentation.

	Predecessor(1)									Successor	Predecessor(1)		Successor
	Fiscal Year Ended June 30,							Period From July 1, 2003 Through February 23,		Period From February 24 Through June 30,	Six Months Ended December 31,
	2000	2001		2002		2003		2004		2004	2003		2004
											(unaudited)
	(dollars in thousands)

Statement of Operations Data:
Revenues	$264,834	$305,995		$325,266		$363,343		$245,679		$151,381	$170,371		$190,325
Cost of goods sold and services provided	135,069	159,879		177,328		203,905		138,057		88,424	93,406		104,760

Gross profit	129,765	146,116		147,938		159,438		107,622		62,957	76,965		85,565
Selling, general and administrative expenses	152,871 (2)	120,826	(3)	127,280	(4)	122,639		106,921	(5)	49,939 (6)	60,967	(5)	63,256

Income (loss) from operations	(23,106)	25,290		20,658		36,799		701		13,018	15,998		22,309
Interest expense, net	3,772	3,721		2,304		1,409		510		9,228	432		9,867
Interest expense on preferred stock subject to mandatory redemption	—	—		—		—		—		6,689	—		10,048
Other (income) expense, net	234	14,939	(7)	1,096	(8)	10,728	(9)	(1,105)	(10)	63	(1,469)	(10)	(321)
Income tax expense (benefit)	(7,586)	3,401		6,718		15,373		2,898		1,535	6,686		5,106
Minority interest(11)	(4,389)	1,908		2,525		—		—		—	—		—

Net income (loss)	$(15,137)	$1,321		$8,015		$9,289		$(1,602)		$(4,497)	$10,349		$(2,391)

Net loss per share—basic										$(0.34)			$(0.18)

Net loss per share—diluted										$(0.34)			$(0.18)

Other Data:
Consumer Segment Orders	1,558	2,012		2,579		3,166		2,063		1,517	1,386		1,623
Consumer Segment Revenue	$87,586	$117,517		$154,069		$190,958		$128,507		$88,296	$85,124		$98,515
Florist Segment Revenue	$177,248	$188,478		$171,197		$172,385		$117,172		$63,085	$85,247		$91,810
	Predecessor(1)				Successor	Predecessor(1)	Successor
	As of June 30,					As of December 31,
	2000	2001	2002	2003	2004	2003	2004
						(unaudited)
	(dollars in thousands)

Balance Sheet Data:
Working capital (deficit)(12)	$(20,047)	$(17,154)	$(16,727)	$(24,113)	$(13,195)	$(26,216)	$(27,848)
Total assets	171,466	175,351	231,901	204,371	579,888	222,179	604,715
Long-term debt, including current maturities	54,750	54,875	47,000	6,500	259,788	—	259,363
Preferred stock subject to mandatory redemption	—	—	—	—	152,079	—	162,127
Total equity	47,849	51,139	114,217	122,323	35,462	136,226	34,082

(1)
Consolidated financial data for the period from February 24, 2004 through June 30, 2004 reflects the fair value of assets acquired and liabilities assumed in connection with the 2004 Merger. The comparability of the operating results for the periods presented is affected by the revaluation of the assets acquired and liabilities assumed on the date of consummation of the 2004 Merger (February 24, 2004). The financial data for periods prior to February 24, 2004 are presented for comparative purposes and consist of the financial data of the Predecessor.

(2)
In the fiscal year ended June 30, 2000, the Predecessor recorded a $4.4 million charge, reflected in selling, general and administrative expenses, associated with the write-off of development work related to an unlaunched version of FTD.COM's Web site. Additionally, in this same period, FTD.COM terminated one of its Internet portal distribution agreements. In conjunction with this termination, the Predecessor recorded a $2.3 million charge, reflected in selling, general and administrative expenses.

(3)
In the fiscal year ended June 30, 2001, the Predecessor recorded a $0.5 million gain, reflected in selling, general and administrative expenses, attributable to the settlement of a third party vendor cancellation fee for less than the amount originally accrued in the fiscal year ended June 30, 2000 by FTD.COM.

(4)
During the fiscal year ended June 30, 2002, the Predecessor recorded the following as a component of selling, general and administrative expenses:

  •
  Compensation expense of $8.7 million related to bonus payments paid to executive officers, in addition to related employer payroll taxes, in connection with the Predecessor's 2002 merger with FTD.COM.

  •
  A gain of $2.6 million attributable to the settlement of a claim against the developer of an unlaunched version of FTD.COM's Web site.

  •
  Severance costs of $2.2 million for certain former employees, which were principally associated with the Predecessor's 2002 merger with FTD.COM.

    •
    Merger related expenses of $1.6 million incurred by FTD.COM related to the Predecessor's 2002 merger with FTD.COM.

    •
    A $1.4 million gain attributable to the termination of certain future post-retirement health care benefits. The Predecessor provided certain post-retirement health care benefits to qualifying retirees under the terms of its qualified retirement plan. This termination of benefits caused a decrease in the Predecessor's post-retirement health care obligation attributed to prior services rendered.

    •
    A gain of $1.1 million attributable to a single business tax refund related to prior years' filings.

    •
    An impairment loss for internal use software in the amount of $0.4 million that had been used to process clearinghouse and related transactions for member services.

(5)
During the period from July 1, 2003 through February 23, 2004, the Predecessor recorded merger related expenses of $23.4 million related to the 2004 Merger as a component of selling, general and administrative expenses, $1.3 million of which were recorded in the six-month period ended December 31, 2003.

(6)
During the period from February 24, 2004 through June 30, 2004, we recorded, as a component of general and administrative expenses, $3.3 million of severance costs associated with the departure of certain of our senior executives shortly following the consummation of the 2004 Merger.

(7)
In the fiscal year ended June 30, 2001, the Predecessor recorded a termination charge of $14.5 million, reflected in other expense, net related to the dissolution of a contractual relationship between the Predecessor and a member-owned trade association pursuant to a termination agreement.

(8)
In September 2001, the Predecessor entered into a credit agreement. As a result of entering into the credit agreement, unamortized deferred financing costs associated with the then existing debt were expensed, resulting in a net loss on extinguishment of debt of $0.6 million, which was included in other expense, net.

(9)
In the fiscal year ended June 30, 2003, the Predecessor recorded as a component of other expense, net, a charge of $11.0 million related to the settlement of the consolidated shareholder class action litigation related to the Predecessor's 2002 merger with FTD.COM, including administrative costs.

(10)
During the six-month period ended December 31, 2003, the Predecessor recorded as a component of other expense, net, a gain of $1.5 million as a result of a settlement with the insurance carrier that maintained a policy covering FTD and its directors and officers. In addition, FTD entered into a senior credit facility in connection with the 2004 Merger. As a result of entering into FTD's senior credit facility, unamortized deferred financing costs associated with the then existing debt were expensed by the Predecessor, resulting in a net loss on extinguishment of debt of $0.4 million, which was included in other expense, net.

(11)
In the fiscal years ended June 30, 2000 through 2002, minority interest represents the minority's interest in FTD.COM through the date of the Predecessor's 2002 merger with FTD.COM.

(12)
Working capital (deficit) represents total current assets (excluding cash and cash equivalents) less current liabilities (excluding the current portion of long term debt).

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

          The following discussion should be read in conjunction with, and is qualified in its entirety by reference to, our consolidated financial statements and notes to those statements that appear elsewhere in this prospectus. The following discussion contains forward-looking statements that reflect our plans, estimates and beliefs. These forward-looking statements are subject to numerous risks and uncertainties, including, but not limited to, the risks and uncertainties described in "Risk Factors." Our actual results could differ materially from those discussed in the forward-looking statements. You should read the following discussion together with "Risk Factors" and our consolidated financial statements and notes to those statements included elsewhere in this prospectus.

Overview

          We are a leading provider of floral-related products and services to consumers and retail florists in the approximately $14 billion U.S. floral retail market. Our business is supported by our highly recognized FTD brand, which was established in 1910 and enjoys 96% brand recognition among U.S. consumers, as well as by our Mercury Man logo, which is displayed in approximately 50,000 floral shops, globally. We generate our revenue from two business segments, the Florist Segment and the Consumer Segment.

          Consumer Segment.    The Consumer Segment is comprised of FTD.COM, an Internet and telephone marketer of flowers and specialty gifts, which sells products directly to consumers primarily through the www.ftd.com Web site and the 1-800-SEND-FTD toll-free telephone number. FTD.COM offers same day delivery of floral orders to nearly 100% of the U.S. and Canadian populations. The majority of orders are fulfilled by our network of 20,000 FTD-member florists who adhere to FTD.COM's quality and service standards. FTD.COM offers over 400 floral arrangements and over 800 specialty gift items, including plants, gourmet gifts, holiday gifts, bath and beauty products, dried flowers, gifts for the home and stuffed animals.

          Florist Segment.    The Florist Segment includes revenue associated with the services and products provided to FTD member florists and other retailers offering floral products. The following table sets forth the percentage of revenue in each category of the Florist Segment:

			Period from July 1, 2003 through February 23, 2004	Period from February 24, 2004 through June 30, 2004
	Fiscal Year Ended June 30,				Six Months Ended December 31,
	2002	2003			2003	2004
Clearinghouse services, publications and other member services products and services revenue	58%	61%	59%	58%	59%	61%
Mercury Network services and Mercury computer equipment products and services revenue	19%	15%	14%	15%	15%	16%
Specialty wholesaling product revenue	23%	24%	27%	27%	26%	23%

Total Florist Segment Revenue	100%	100%	100%	100%	100%	100%

          Key Industry Trends.    We believe key trends in the floral retail market include the increasing role of floral direct marketers, particularly those marketing floral products over the Internet, which has resulted in increased orders for delivery to be placed through floral direct marketers versus traditional retail florists, the advent of retail consumer companies that deliver unarranged boxed flowers via common courier with no involvement of retail florists and the increased presence of supermarkets and mass merchants, which has reduced the cash and carry floral business for the traditional retail florist. We are addressing each of these trends through our Florist Segment and Consumer Segment business strategies.

          Business Strategy.    We plan to continue to direct consumers to the Internet for their floral and specialty gift purchasing needs, as processing orders over the Internet is a profitable order generating vehicle and an efficient and convenient ordering method for the consumer. We also plan to pursue growth in additional specialty gift categories as we believe our direct marketing expertise and brand strength allow us to attract a wide range of quality specialty gift manufacturers. Additionally, we plan to expand our lower-priced floral offerings. During the fiscal year ended June 30, 2003, we began offering a lower-priced rose assortment targeted at everyday purchasers and younger, less-affluent consumers. We believe this is a growing segment of the market and we are expanding our marketing efforts and product offerings targeting this segment. Our network of FTD-member florists enable us to offer same day delivery of these products, which we believe is a competitive advantage over our competitors who offer delivery primarily on a next day basis through common courier.

          We plan to continue to expand the product and service offerings of our Florist Segment, while simplifying our pricing strategies and improving our sales and service capabilities, with the objective of improving our product penetration and growing the number of FTD-member florists. We are currently pursuing opportunities to expand our presence in a number of channels that have not historically represented a meaningful portion of our revenues, such as the supermarket channel and other mass market channels.

          Following this offering, we will incur additional general and administrative expenses related to operating as a public company, such as increased insurance premiums, investor relations costs and increased legal and accounting expenses.

          Our cash provided by operating activities has decreased since the 2004 Merger, primarily as a result of the interest payments due on FTD's 7.75% Senior Subordinated Notes and interest and principal payments due under FTD's senior secured credit facility. The net proceeds of this offering will be used to:

  •
  repurchase all of our outstanding preferred stock, which incurred interest expense of $6.7 million and $10.0 million for the period from February 24, 2004 through June 30, 2004 and the six-month period ended December 31, 2004, respectively; and

  •
  redeem $20.2 million principal amount of FTD's 7.75% Senior Subordinated Notes, which incurred interest expense of $0.6 million and $0.8 million for the period from February 24, 2004 through June 30, 2004 and the six-month period ended December 31, 2004, respectively.

As discussed above, the net proceeds from this offering will be used to reduce our indebtedness (comprised of all of our outstanding preferred stock and a portion of FTD's 7.75% Senior Subordinated Notes), which will also reduce our interest expense. On a pro forma basis, giving effect to the 2004 Merger, the repurchase of the outstanding preferred stock and the redemption of $20.2 million of principal amount of FTD's 7.75% Senior Subordinated Notes, would have resulted in a reduction of interest expense of $21.5 million for the year ended June 30, 2004. We plan to continue to reduce our indebtedness with available cash generated from operations.

          On February 24, 2004, FTD was acquired by, and became a wholly-owned subsidiary of, FTD Group, Inc., which is an affiliate of Green Equity Investors IV, L.P., a private investment fund affiliated with Leonard Green & Partners, L.P. pursuant to the 2004 Merger. The aggregate consideration for the 2004 Merger was approximately $422.0 million, with each public FTD stockholder receiving cash for each share of FTD common stock owned.

Three months ended December 31, 2004 compared to the three months ended December 31, 2003

  Revenues

	Three Months Ended December 31,
	2004	2003	% Change
	Predecessor
	(in thousands)
Florist Segment	$46,109	$43,555	5.9%
Consumer Segment	62,145	53,240	16.7%

Total revenues	$108,254	$96,795	11.8%

          Total revenues increased by $11.5 million, or 11.8%, to $108.3 million for the three-month period ended December 31, 2004, compared to $96.8 million for the three-month period ended December 31, 2003. There were no revenues related to corporate activities.

          Management believes a key metric in driving revenues for the Florist Segment is the number of members that use or purchase services and products provided by the Florist Segment, which is partially driven by membership. Membership as of December 31, 2004 and 2003 was approximately 20,000 and 19,700 members, respectively. Average membership for the three-month periods ended December 31, 2004 and 2003 was approximately 19,800 and 19,500 members, respectively. Revenue for the Florist Segment increased by $2.5 million, or 5.9%, to $46.1 million for the three-month period ended December 31, 2004 compared to $43.6 million for the three-month period ended December 31, 2003. This increase was primarily related to increased revenues from directory publications, an increase in clearinghouse revenue and transmission revenue primarily related to an increase in orders sent through the clearinghouse and an increase in revenue related to the monthly billing for the Floral Selections Guide, which shipped during the current year period and for which all members are now charged a monthly fee. These increases were partially offset by a decrease in specialty wholesaling product revenue primarily related to the timing of shipments of product for the Valentine's Day holiday.

          Management believes a key metric in driving revenues in the Consumer Segment is order volume. The growth in order volume was the primary factor for the increase in revenue for the Consumer Segment of $8.9 million, or 16.7%, to $62.1 million for the three-month period ended December 31, 2004 compared to $53.2 million for the three-month period ended December 31, 2003. Order volume increased 16.2% to 1.0 million orders for the three-month period ended December 31, 2004, from 0.9 million orders for the three-month period ended December 31, 2003. Partially contributing to the increase in order volume were sales of specialty gift products, which comprised 30.4% of total order volume for the three-month period ended December 31, 2004, compared to 30.0% for the three-month period ended December 31, 2003. Internet orders were 85.0% of total orders for the three-month period ended December 31, 2004, compared to 81.1% for the three-month period ended December 31, 2003. The Consumer Segment had 2.4 million active customers (which is defined as customers that have purchased from the Consumer Segment within the last twelve months) at December 31, 2004 and an average repeat purchase rate of 1.6 (which is defined as the number of times a customer purchased from the Consumer Segment during the last twelve months) for the twelve-month period ended December 31, 2004. The Consumer Segment had 2.0 million active customers at December 31, 2003 and an average repeat purchase rate of 1.6 for the twelve-month period ended December 31, 2003.

  Costs of goods sold and services provided

	Three Months Ended December 31,
	2004	2003	% Change
	Predecessor
	(in thousands)
Florist Segment	$13,007	$13,747	(5.4)%
Consumer Segment	46,101	39,796	15.8%
Corporate	582	662	(12.1)%

Total costs of goods sold and services provided	$59,690	$54,205	10.1%

          Costs of goods sold and services provided increased by $5.5 million, or 10.1%, to $59.7 million for the three-month period ended December 31, 2004 compared to $54.2 million for the three-month period ended December 31, 2003. Total gross margin increased to 44.9% for the three-month period ended December 31, 2004 from 44.0% for the three-month period ended December 31, 2003.

          Costs of goods sold and services provided associated with the Florist Segment decreased by $0.7 million, or 5.4%, to $13.0 million for the three-month period ended December 31, 2004, compared to $13.7 million for the three-month period ended December 31, 2003. Gross margin for the Florist Segment increased to 71.8% for the three-month period ended December 31, 2004, from 68.4% for the three-month period ended December 31, 2003. The decrease in costs of goods sold and the increase in gross margin are primarily due to a shift in sales mix related to an increase in revenue from our higher margin product lines such as directory publications and clearinghouse services and a decrease in specialty wholesaling product revenue.

          Costs of goods sold and services provided associated with the Consumer Segment increased by $6.3 million, or 15.8%, to $46.1 million for the three-month period ended December 31, 2004, compared to $39.8 million for the three-month period ended December 31, 2003, primarily due to an increase in revenues. Gross margin for the Consumer Segment increased to 25.8% for the three-month period ended December 31, 2004, from 25.3% for the three-month period ended December 31, 2003, primarily due to an increase in revenue related to service fees as well as a decrease in discounted orders, partially offset by an increase in shipping costs related to specialty gift product orders.

          Costs of goods sold and services provided related to corporate activities decreased by $0.1 million, or 12.1% to $0.6 million for the three-month period ended December 31, 2004 compared to $0.7 million for the three-month period ended December 31, 2003.

  Advertising and selling costs

	Three months ended December 31,
	2004	2003	% Change
	Predecessor
	(in thousands)
Florist Segment	$14,040	$14,557	(3.6)%
Consumer Segment	7,441	6,279	18.5%

Total advertising and selling costs	$21,481	$20,836	3.1%

          Advertising and selling costs increased by $0.7 million, or 3.1%, to $21.5 million for the three-month period ended December 31, 2004 compared to $20.8 million for the three-month period ended December 31, 2003. There were no advertising and selling costs related to corporate activities.

          Advertising and selling costs associated with the Florist Segment decreased by $0.6 million, or 3.6%, to $14.0 million for the three-month period ended December 31, 2004 compared to $14.6 million for the three-month period ended December 31, 2003, primarily due to reduced advertising and cost savings strategies implemented during the current fiscal year, such as a reduction in headcount in the specialty wholesaling selling area, partially offset by an increase in volume-based rebates associated with orders sent through the FTD clearinghouse.

          Advertising and selling costs associated with the Consumer Segment increased by $1.1 million, or 18.5%, to $7.4 million for the three-month period ended December 31, 2004 compared to $6.3 million for the three-month period ended December 31, 2003, primarily due to an increase in online advertising expenses. The increase in online advertising expense is primarily the result of an increase in order volume associated with online advertising placements. Certain of these online agreements contain terms that include both fixed and variable payment elements, the variable portion of which is based upon the number of orders generated from these third party Web sites in excess of a threshold as defined in the related agreements. We record expenses related to these agreements based on an estimated per order cost, taking into consideration the most likely number of orders to be generated under each such agreement.

  General and administrative costs

	Three Months Ended December 31,
	2004	2003	% Change
	Predecessor
	(in thousands)
Florist Segment	$2,543	$2,634	(3.5)%
Consumer Segment	4,127	3,948	4.5%
Corporate	6,024	7,505	(19.7)%

Total general and administrative costs	$12,694	$14,087	(9.9)%

          Total general and administrative costs decreased $1.4 million or 9.9% to $12.7 million for the three-month period ended December 31, 2004 compared to $14.1 million for the three-month period ended December 31, 2003.

          General and administrative costs for the Florist Segment decreased by $0.1 million, or 3.5%, to $2.5 million for the three-month period ended December 31, 2004 compared to $2.6 million for the three-month period ended December 31, 2003.

          General and administrative costs for the Consumer Segment increased by $0.2 million, or 4.5%, to $4.1 million for the three-month period ended December 31, 2004 compared to $3.9 million for the three-month period ended December 31, 2003, primarily due to increased customer service costs related to an increase in order volume.

          Corporate general and administrative costs decreased $1.5 million, to $6.0 million for the three-month period ended December 31, 2004 compared to $7.5 million for the three-month period ended December 31, 2003, primarily due to $1.3 million of costs incurred related to the 2004 Merger incurred in the prior year, the current year reimbursement of defense costs from our insurance carrier related to the Teleflora lawsuit, partially offset by an increase in amortization expense related to the increase in book basis of internal software and a customer list as a result of the revaluation of our assets in conjunction with the 2004 Merger, while the prior year also included costs associated with the Chief Operating Officer position, which was eliminated in conjunction with the 2004 Merger.

  Other income and expenses

	Three Months Ended December 31,
	2004	2003	% Change
	Predecessor
	(in thousands)
Interest income	$(91)	$(7)	nm
Interest expense	5,017	204	nm
Interest expense on preferred stock subject to mandatory redemption	5,105	—	nm
Other (income) expense, net	(274)	(1,534)	(82.1)%

Total other income and expenses	$9,757	$(1,337)	nm

          Interest income increased to $0.1 million for the three-month period ended December 31, 2004 compared to $7,000 for the three-month period ended December 31, 2003. This increase is primarily due to interest earned on funds held by the paying agent related to the 2004 Merger and interest earned on funds held in escrow related to the settlement of the class action lawsuit.

          Interest expense increased $4.8 million to $5.0 million for the three-month period ended December 31, 2004 compared to $0.2 million for the three-month period ended December 31, 2003. The increase is due to interest expense related to the indebtedness incurred to finance the 2004 Merger.

          Interest expense in respect to our preferred stock, which was issued in connection with the 2004 Merger and is subject to mandatory redemption, was $5.1 million for the three-month period ended December 31, 2004. For more information, see "Management's Discussion and Analysis of Financial Condition and Results of Operations—Recently Issued Accounting Pronouncements."

          Other income decreased $1.2 million to $0.3 million for the three-month period ended December 31, 2004 compared to $1.5 million for the three-month period ended December 31, 2003. This decrease is primarily related to a $1.5 million gain recognized in the prior year for the receipt of insurance proceeds related to the consolidated shareholder class action litigation associated with the Predecessor's 2002 merger with FTD.COM.

Six months ended December 31, 2004 compared to the six months ended December 31, 2003

  Revenues

	Six Months Ended December 31,
			% Change
	2004	2003
	Predecessor
	(in thousands)
Florist Segment	$91,810	$85,247	7.7%
Consumer Segment	98,515	85,124	15.7%

Total revenues	$190,325	$170,371	11.7%

          Total revenues increased by $19.9 million, or 11.7%, to $190.3 million for the six-month period ended December 31, 2004, compared to $170.4 million for the six-month period ended December 31, 2003. There were no revenues associated with corporate activities.

          Management believes a key metric in driving revenues for the Florist Segment is the number of members that use or purchase services and products provided by the Florist Segment, which is partially driven by membership. Average membership for the six-month period ended December 31, 2004 and 2003 was approximately 20,000 and 19,400 members, respectively. Revenue for the Florist Segment increased by $6.6 million, or 7.7%, to $91.8 million for the six-month period ended December 31, 2004 compared to $85.2 million for the six-month period ended December 31, 2003. This increase was primarily related to increased revenues from directory publications, an increase in orders sent through the FTD clearinghouse, the Floral Selections Guide, which shipped during the current year period and for which all members are now charged a monthly fee, and an increase in sales of mid-tier technology platforms, partially offset by a decrease in specialty wholesaling products primarily related to the timing of shipments for the Valentine's Day holiday.

          Management believes a key metric in driving revenues in the Consumer Segment is order volume. The growth in order volume was the primary factor for the increase in revenue for the Consumer Segment of $13.4 million, or 15.7%, to $98.5 million for the six-month period ended December 31, 2004 compared to $85.1 million for the six-month period ended December 31, 2003. Order volume increased 17.1% to 1.6 million orders for the six-month period ended December 31, 2004, from 1.4 million orders for the six-month period ended December 31, 2003. Partially contributing to the increase in order volume were sales of specialty gift products, which comprised 28.0% of total order volume for the six-month period ended December 31, 2004, compared to 26.6% for the six-month period ended December 31, 2003. Internet orders were 84.9% of total orders for the six-month period ended December 31, 2004, compared to 80.4% for the six-month period ended December 31, 2003.

  Cost of goods and services provided

	Six Months Ended December 31,
			% Change
	2004	2003
	Predecessor
	(in thousands)
Florist Segment	$30,135	$28,268	6.6%
Consumer Segment	73,431	63,846	15.0%
Corporate	1,194	1,292	(7.6)%

Total costs of goods sold and services provided	$104,760	$93,406	12.2%

          Costs of goods sold and services provided increased by $11.4 million, or 12.2%, to $104.8 million for the six-month period ended December 31, 2004, compared to $93.4 million for the six-month period ended December 31, 2003. Total gross margin decreased to 45.0% for the six-month period ended December 31, 2004 from 45.2% for the six-month period ended December 31, 2003, primarily attributable to the higher percentage of total sales in our lower margin Consumer Segment.

          Costs of goods sold and services provided associated with the Florist Segment increased by $1.8 million, or 6.6%, to $30.1 million for the six-month period ended December 31, 2004, compared to $28.3 million for the six-month period ended December 31, 2003, primarily due to the increased level of sales. Gross margin for the Florist Segment increased to 67.2% for the six-month period ended December 31, 2004, from 66.8% for the six-month period ended December 31, 2003, which is primarily related to an increase in sales in our higher margin product lines such as directory publications and clearinghouse services.

          Costs of goods sold and services provided associated with the Consumer Segment increased by $9.6 million, or 15.0%, to $73.4 million for the six-month period ended December 31, 2004, compared to $63.8 million for the six-month period ended December 31, 2003, primarily due to an increase in revenues. Gross margin for the Consumer Segment increased to 25.5% for the six-month period ended December 31, 2004, from 25.0% for the six-month period ended December 31, 2003, primarily due to an increase in revenue related to service fees as well as a decrease in discounted orders, partially offset by an increase in shipping costs related to specialty gift product orders.

          Costs of goods sold and services provided related to corporate activities decreased by $0.1 million, or 7.6% to $1.2 million for the six-month period ended December 31, 2004, compared to $1.3 million for the six-month period ended December 31, 2003.

  Advertising and selling costs

	Six Months Ended December 31,
			% Change
	2004	2003
	Predecessor
	(in thousands)
Florist Segment	$27,294	$26,338	3.6%
Consumer Segment	10,891	8,805	23.7%

Total advertising and selling costs	$38,185	$35,143	8.7%

          Advertising and selling costs increased by $3.1 million, or 8.7%, to $38.2 million for the six-month period ended December 31, 2004 compared to $35.1 million for the six-month period ended December 31, 2003. There were no advertising and selling costs related to corporate activities.

          Advertising and selling costs associated with the Florist Segment increased by $1.0 million, or 3.6%, to $27.3 million for the six-month period ended December 31, 2004 compared to $26.3 million for the six-month period ended December 31, 2003, primarily due to an increase in volume based rebates associated with orders sent through the FTD clearinghouse and an increase in costs related to the expansion of the sales force, primarily related to an increase in headcount, partially offset by a decrease in specialty wholesaling selling costs related to a decrease in headcount.

          Advertising and selling costs associated with the Consumer Segment increased by $2.1 million, or 23.7%, to $10.9 million for the six-month period ended December 31, 2004 compared to $8.8 million for the six-month period ended December 31, 2003, primarily due to an increase in online advertising expenses. The increase in online advertising expense is primarily the result of an increase in order volume associated with online advertising placements. Certain of these online agreements contain terms that include both fixed and variable payment elements, the variable portion of which is based upon the number of orders generated from these third party Web sites in excess of a threshold as defined in the related agreements. We record expenses related to these agreements based on an estimated per order cost, taking into consideration the most likely number of orders to be generated under each such agreement.

  General and administrative costs

	Six Months Ended December 31,
			% Change
	2004	2003
	Predecessor
	(in thousands)
Florist Segment	$5,117	$5,351	(4.4)%
Consumer Segment	7,484	6,943	7.8%
Corporate	12,470	13,530	(7.8)%

Total general and administrative costs	$25,071	$25,824	(2.9)%

          Total general and administrative costs decreased $0.7 million or 2.9% to $25.1 million for the six-month period ended December 31, 2004, compared to $25.8 million for the six-month period ended December 31, 2003.

          General and administrative costs for the Florist Segment decreased by $0.3 million, or 4.4%, to $5.1 million for the six-month period ended December 31, 2004 compared to $5.4 million for the six-month period ended December 31, 2003. This decrease is due to a reduction in depreciation expense as certain assets of the Florist Segment became fully depreciated.

          General and administrative costs for the Consumer Segment increased by $0.6 million, or 7.8%, to $7.5 million for the six-month period ended December 31, 2004 compared to $6.9 million for the six-month period ended December 31, 2003, primarily due to increased customer service costs primarily related to an increase in order volume and an increase in headcount related to the expansion of the technology department.

          Corporate general and administrative costs decreased $1.0 million, to $12.5 million for the six-month period ended December 31, 2004 compared to $13.5 million for the six-month period ended December 31, 2003 primarily due to $1.3 million of costs incurred during the prior year related to the 2004 Merger.

  Other income and expenses

	Six Months Ended December 31,
			% Change
	2004	2003
	Predecessor
	(in thousands)
Interest income	$(167)	$(13)	nm
Interest expense	10,034	445	nm
Interest expense on preferred stock subject to mandatory redemption	10,048	—	nm
Other (income) expense, net	(321)	(1,469)	(78.1)%

Total other income and expenses	$19,594	$(1,037)	nm

          Interest income increased to $0.2 million for the six-month period ended December 31, 2004 compared to $13,000 for the six-month period ended December 31, 2003. This increase is primarily due to interest earned on funds held by the paying agent related to the 2004 Merger and interest earned on funds held in escrow related to the settlement of the class action lawsuit.

          Interest expense increased $9.6 million to $10.0 million for the six-month period ended December 31, 2004 compared to $0.4 million for the six-month period ended December 31, 2003. The increase is due to interest expense related to the indebtedness incurred to finance the 2004 Merger.

          Interest expense in respect of our preferred stock, which was issued in connection with the 2004 Merger and is subject to mandatory redemption, was $10.0 million for the six-month period ended December 31, 2004.

          Other income decreased $1.2 million to $0.3 million for the six-month period ended December 31, 2004 compared to $1.5 million for the six-month period ended December 31, 2003. This decrease is primarily related to a $1.5 million gain recognized in the prior year for the receipt of insurance proceeds related to the consolidated shareholder class action litigation associated with the Predecessor's 2002 merger with FTD.COM

Fiscal Year Ended June 30, 2004 (Combined) Compared to Fiscal Year Ended June 30, 2003

  Total Revenues

	Period from February 24, 2004 through June 30, 2004	Period from July 1, 2003 through February 23, 2004	Fiscal Year Ended June 30, 2004	Fiscal Year Ended June 30, 2003
	Successor	Predecessor	Combined	Predecessor	% Change
	(in thousands)
Florist Segment	$63,085	$117,172	$180,257	$172,385	4.6%
Consumer Segment	88,296	128,507	216,803	190,958	13.5%

Total revenues	$151,381	$245,679	$397,060	$363,343	9.3%

          Revenues for the period from February 24, 2004 through June 30, 2004 and for the period from July 1, 2003 through February 23, 2004 were $151.4 million and $245.7 million, respectively. Combined revenues increased by $33.8 million, or 9.3%, to $397.1 million for the fiscal year ended June 30, 2004, compared to $363.3 million for the fiscal year ended June 30, 2003. There were no revenues related to corporate activities.

          Management believes a key metric in driving revenues for the Florist Segment is membership and the resulting number of members that use or purchase services and products provided by the Florist Segment. Membership as of June 30, 2004 and 2003 was approximately 20,300 and 19,400 members, respectively. Average membership for the years ended June 30, 2004 and 2003 was approximately 19,800 and 20,400 members, respectively. Revenues for the Florist Segment for the period from February 24, 2004 through June 30, 2004 and for the period from July 1, 2003 through February 23, 2004 were $63.1 million and $117.2 million, respectively. Combined Florist Segment revenue increased by $7.9 million, or 4.6%, to $180.3 million for the fiscal year ended June 30, 2004, compared to $172.4 million for the fiscal year ended June 30, 2003. This increase in revenues is primarily related to the increase in sales related to FTD's wholesale products, which include FTD's branded floral supplies and wholesale fresh flowers, and an increase in Flowers All Hours and Florists Online revenues. These increases are partially related to the increase in member penetration. This increase in revenues was partially offset by a $5.0 million decrease in revenues from the bi-annual sale of the Floral Selection Guide, which was sold in the fiscal year ended June 30, 2003. Beginning in the fiscal year ended June 30, 2004, new FTD members are charged a monthly fee, and beginning with the distribution of the Floral Selections Guide in the fiscal year ending June 30, 2005, all FTD members are charged a monthly fee for the use of the Floral Selections Guide while an active FTD member.

          Management believes a key metric in driving revenues in the Consumer Segment is order volume. Revenues for the Consumer Segment for the period from February 24, 2004 through June 30, 2004 and for the period from July 1, 2003 through February 23, 2004 were $88.3 million and $128.5 million, respectively. Combined Consumer Segment revenue increased by $25.8 million, or 13.5%, to $216.8 million for the fiscal year ended June 30, 2004, compared to $191.0 million for the fiscal year ended June 30, 2003 primarily due to a 13.1% increase in order volume. This increase in order volume was primarily due to continued growth in organic order volume from new and existing marketing initiatives and expanded product offerings. Organic order volume excludes the effects of acquisitions made during the prior 12 months.

  Total Cost of Goods Sold and Services Provided

	Period from February 24, 2004 through June 30, 2004	Period from July 1, 2003 through February 23, 2004	Fiscal Year Ended June 30, 2004	Fiscal Year Ended June 30, 2003
	Successor	Predecessor	Combined	Predecessor	% Change
	(in thousands)
Florist Segment	$20,919	$39,774	$60,693	$57,111	6.3%
Consumer Segment	66,682	96,609	163,291	144,286	13.2%
Corporate	823	1,674	2,497	2,508	(0.4)%

Total costs of goods sold and services provided	$88,424	$138,057	$226,481	$203,905	11.1%

          Costs of goods sold and services provided for the period from February 24, 2004 through June 30, 2004 and for the period from July 1, 2003 through February 23, 2004 were $88.4 million and $138.1 million, respectively. Combined costs of goods sold and services provided increased by $22.6 million, or 11.1%, to $226.5 million for the fiscal year ended June 30, 2004, compared to $203.9 million for the fiscal year ended June 30, 2003. As a percent of revenue, gross margins decreased to 43.0% for the fiscal year ended June 30, 2004 from 43.9% for the fiscal year ended June 30, 2003, primarily attributable to the higher percentage of total sales in our lower margin Consumer Segment.

          Costs of goods sold and services provided associated with the Florist Segment for the period from February 24, 2004 through June 30, 2004 and for the period from July 1, 2003 through February 23, 2004 were $20.9 million and $39.8 million, respectively. Combined costs of goods sold and services provided associated with the Florist Segment increased by $3.6 million, or 6.3%, to $60.7 million for the fiscal year ended June 30, 2004, compared to $57.1 million for the fiscal year ended June 30, 2003. This increase was primarily attributable to increased revenues in the Florist Segment, as previously noted. As a percent of revenue, the Florist Segment's gross margin remained relatively consistent at 66.3% for the fiscal year ended June 30, 2004 compared to 66.9% for the fiscal year ended June 30, 2003.

          Costs of goods sold and services provided associated with the Consumer Segment for the period from February 24, 2004 through June 30, 2004 and for the period from July 1, 2003 through February 23, 2004 were $66.7 million and $96.6 million, respectively. Combined costs of goods sold and services provided associated with the Consumer Segment increased by $19.0 million, or 13.2%, to $163.3 million for the fiscal year ended June 30, 2004, compared to $144.3 million for the fiscal year ended June 30, 2003. This increase was primarily attributable to increased revenues, as previously noted. As a percent of revenue, the Consumer Segment's gross margin remained relatively consistent at 24.7% for the fiscal year ended June 30, 2004 compared to 24.4% for the fiscal year ended June 30, 2003.

          Costs of goods sold and services provided related to corporate activities for the period from February 24, 2004 through June 30, 2004 and for the period from July 1, 2003 through February 23, 2004 were $0.8 million and $1.7 million, respectively. Combined costs of goods sold and services provided associated with corporate activities remained constant at $2.5 million for the years ended June 30, 2004 and June 30, 2003. These costs are related to the development and support of the internal corporate technology platforms.

  Advertising and Selling Costs

	Period from February 24, 2004 through June 30, 2004	Period from July 1, 2003 through February 23, 2004	Fiscal Year Ended June 30, 2004	Fiscal Year Ended June 30, 2003
	Successor	Predecessor	Combined	Predecessor	% Change
	(in thousands)
Florist Segment	$19,344	$36,426	$55,770	$52,196	6.8%
Consumer Segment	10,368	13,815	24,183	19,831	21.9%

Total advertising and selling costs	$29,712	$50,241	$79,953	$72,027	11.0%

          Advertising and selling costs for the period from February 24, 2004 through June 30, 2004 and for the period from July 1, 2003 through February 23, 2004 were $29.7 million and $50.2 million, respectively. Combined advertising and selling costs increased by $8.0 million, or 11.0%, to $80.0 million for the fiscal year ended June 30, 2004, compared to $72.0 million for the fiscal year ended June 30, 2003. There were no advertising and selling costs related to corporate activities.

          Advertising and selling costs associated with the Florist Segment for the period from February 24, 2004 through June 30, 2004 and for the period from July 1, 2003 through February 23, 2004 were $19.3 million and $36.4 million, respectively. Combined advertising and selling costs associated with the Florist Segment increased by $3.6 million, or 6.8%, to $55.8 million for the fiscal year ended June 30, 2004, compared to $52.2 million for the fiscal year ended June 30, 2003. This increase is primarily due to increased costs related to a headcount increase in the Florist Segment's sales force.

          Advertising and selling costs associated with the Consumer Segment for the period from February 24, 2004 through June 30, 2004 and for the period from July 1, 2003 through February 23, 2004 were $10.4 million and $13.8 million, respectively. Combined advertising and selling costs associated with the Consumer Segment increased by $4.4 million, or 21.9%, to $24.2 million for the fiscal year ended June 30, 2004, compared to $19.8 million for the fiscal year ended June 30, 2003. The increase was primarily due to an increase in online advertising and direct marketing expenses. The increase in online advertising expense is primarily the result of an increase in order volume associated with online advertising placements. Certain of these online agreements contain terms that include both fixed and variable payment elements, the variable portion of which is based upon the number of orders generated from these third party Web sites in excess of a threshold as defined in the related agreements. We record expenses related to these agreements based on an estimated per order cost, taking into consideration the most likely number of orders to be generated under each such agreement. The increase in direct marketing expense is related to both new marketing programs and arrangements entered into during the current fiscal year and growth from existing programs.

  General and Administrative Costs

	Period from February 24, 2004 through June 30, 2004	Period from July 1, 2003 through February 23, 2004	Fiscal Year Ended June 30, 2004	Fiscal Year Ended June 30, 2003
	Successor	Predecessor	Combined	Predecessor	% Change
	(in thousands)
Florist Segment	$2,680	$7,108	$9,788	$11,366	(13.9)%
Consumer Segment	5,728	9,918	15,646	13,883	12.7%
Corporate	11,819	39,654	51,473	25,363	102.9%

Total general and administrative costs	$20,227	$56,680	$76,907	$50,612	52.0%

          General and administrative costs for the period from February 24, 2004 through June 30, 2004 and for the period from July 1, 2003 through February 23, 2004 were $20.2 million and $56.7 million, respectively. Combined general and administrative costs increased by $26.3 million, or 52.0%, to $76.9 million for the fiscal year ended June 30, 2004, compared to $50.6 million for the fiscal year ended June 30, 2003.

          General and administrative costs associated with the Florist Segment for the period from February 24, 2004 through June 30, 2004 and for the period from July 1, 2003 through February 23, 2004 were $2.7 million and $7.1 million, respectively. Combined general and administrative costs associated with the Florist Segment decreased by $1.6 million, or 13.9%, to $9.8 million for the fiscal year ended June 30, 2004, compared to $11.4 million for the fiscal year ended June 30, 2003. This decrease is due to cost control efforts, primarily related to a reduction in administrative headcount and a reduction in maintenance and support costs in the Mercury technology area in the Florist Segment, and reduced depreciation expense due to assets becoming fully depreciated.

          General and administrative costs associated with the Consumer Segment for the period from February 24, 2004 through June 30, 2004 and for the period from July 1, 2003 through February 23, 2004 were $5.7 million and $9.9 million, respectively. Combined general and administrative costs associated with the Consumer Segment increased by $1.7 million, or 12.7%, to $15.6 million for the fiscal year ended June 30, 2004, compared to $13.9 million for the fiscal year ended June 30, 2003. This increase was primarily related to an increase in headcount related to the expansion of the technology department and increased Web hosting and customer service costs resulting from growth in Internet order volume.

          Corporate general and administrative costs for the period from February 24, 2004 through June 30, 2004 and for the period from July 1, 2003 through February 23, 2004 were $11.8 million and $39.7 million, respectively. Combined corporate general and administrative costs increased by $26.1 million to $51.5 million for the fiscal year ended June 30, 2004, compared to $25.4 million for the fiscal year ended June 30, 2003. This increase was primarily due to $23.4 million of expenses related to the 2004 Merger. Of the $23.4 million of expenses, $10.7 million related to the settlement of outstanding stock options, $5.3 million related to financial advisory fees and expenses, $2.9 million related to stay and sale bonuses and $2.2 million related to a directors and officers tail insurance policy, with the remaining costs related primarily to legal and accounting fees. The remaining increase in corporate general and administrative costs was primarily due to severance related costs of $3.3 million and a $1.0 million increase in amortization expense related to the increased book basis of software and the customer list as a result of the revaluation of assets in connection with the 2004 Merger, offset by a decrease of $1.5 million in deferred compensation expense related to restricted stock that became fully vested during the fiscal year ended June 30, 2003.

  Other Income and Expenses

	Period from February 24, 2004 through June 30, 2004	Period from July 1, 2003 through February 23, 2004	Fiscal Year Ended June 30, 2004	Fiscal Year Ended June 30, 2003
	Successor	Predecessor	Combined	Predecessor	% Change
	(in thousands)
Interest income	$(137)	$(22)	$(159)	$(168)	(5.4)%
Interest expense	9,365	532	9,897	1,577	nm
Interest expense on preferred stock subject to mandatory redemption	6,689	—	6,689	—	nm
Other expense (income), net	63	(1,105)	(1,042)	10,728	nm

Total other (income) and expenses	$15,980	$(595)	$15,385	$12,137	26.8%

          Total other income and expenses for the period from February 24, 2004 through June 30, 2004 and for the period from July 1, 2003 through February 23, 2004 were $16.0 million of expense and $0.6 million of income, respectively. Combined other income and expenses increased by $3.3 million, or 26.8%, to $15.4 million for the fiscal year ended June 30, 2004, compared to $12.1 million for the fiscal year ended June 30, 2003.

          Interest income for the period from February 24, 2004 through June 30, 2004 and for the period from July 1, 2003 through February 23, 2004 was $137,000 and $22,000, respectively. Combined interest income remained constant at $0.2 million for years ended June 30, 2004 and June 30, 2003.

          Interest expense for the period from February 24, 2004 through June 30, 2004 and for the period from July 1, 2003 through February 23, 2004 was $9.4 million and $0.5 million, respectively. Interest expense increased by $8.3 million to $9.9 million for the fiscal year ended June 30, 2004, compared to $1.6 million for the fiscal year ended June 30, 2003. This increase is primarily due to the incurrence of new indebtedness used in the financing of the 2004 Merger.

          Interest expense in respect of our preferred stock, which was issued in connection with the 2004 Merger and is subject to mandatory redemption, was $6.7 million for the period from February 24, 2004 through June 30, 2004. For more information, see "Management's Discussion and Analysis of Financial Condition and Results of Operations—Recently Issued Accounting Pronouncements."

          Other expense and income for the period from February 24, 2004 through June 30, 2004 and for the period from July 1, 2003 through February 23, 2004 was $63,000 in expense and $1.1 million in income, respectively. Combined other income and expense was $1.0 million of income for the fiscal year ended June 30, 2004, compared to $10.7 million of expense for the fiscal year ended June 30, 2003. The primary reason for this change is the $11.0 million charge that was recorded in the fiscal year ended June 30, 2003 associated with the settlement of the consolidated shareholder class action litigation related to FTD's 2002 merger with FTD.COM, in addition to the $1.5 million gain that was recorded in the fiscal year ended June 30, 2004 as a result of a settlement with the insurance carrier related to the consolidated shareholder class action lawsuit.

Fiscal Year Ended June 30, 2003, Compared to Fiscal Year Ended June 30, 2002

  Total Revenues

	Fiscal Year ended June 30,
	2002	2003	% Change
	(in thousands)
Florist Segment	$171,197	$172,385	0.7%
Consumer Segment	154,069	190,958	23.9

Total revenues	$325,266	$363,343	11.7%

          Total revenues increased by $38.0 million, or 11.7%, to $363.3 million for the fiscal year ended June 30, 2003, compared to $325.3 million for the fiscal year ended June 30, 2002.

          Florist Segment revenue increased by $1.2 million, or 0.7%, to $172.4 million for the fiscal year ended June 30, 2003, compared to $171.2 million for the fiscal year ended June 30, 2002. This increase in revenues is primarily related to the bi-annual sale of the Floral Selections Guide, which was sold during the fiscal year ended June 30, 2003, and an increase in sales related to FTD's wholesale products, which include FTD's branded floral supplies and wholesale fresh flowers. This increase in revenues was partially offset by a decrease in revenues associated with orders sent over the Mercury Network. The primary reasons for this decrease were related to the termination of a relationship with a competing clearinghouse, which resulted in fewer orders being transmitted over the Mercury Network, and a planned reduction in the per order transmission fees charged by us, which went into effect in July 2002.

          Consumer Segment revenue increased by $36.9 million, or 23.9%, to $191.0 million for the fiscal year ended June 30, 2003, compared to $154.1 million for the fiscal year ended June 30, 2002 primarily due to increased order volume. This increase in order volume was primarily due to continued growth in organic order volume due to new and existing marketing initiatives and expanded product offerings. Organic order volume excludes the effects of acquisitions made during the prior 12 months. Additionally, the increase in order volume was attributable to the acquisition of the businesses of National Flora, Inc., Flowers Direct, L.L.C. and A.F.E. Inc. (d/b/a Flowers USA), which we acquired in November 2001, July 2002 and October 2002, respectively.

  Total Cost of Goods Sold and Services Provided

	Fiscal Year ended June 30,
	2002	2003	% Change
	(in thousands)
Florist Segment	$56,572	$57,111	1.0%
Consumer Segment	118,180	144,286	22.1
Corporate	2,576	2,508	(2.6)

Total cost of goods sold and services provided	$177,328	$203,905	15.0%

          Total cost of goods sold and services provided increased by $26.6 million, or 15.0%, to $203.9 million for the fiscal year ended June 30, 2003, compared to $177.3 million for the fiscal year ended June 30, 2002. As a percent of revenue, gross margins decreased to 43.9% for the fiscal year ended June 30, 2003 from 45.5% for the fiscal year ended June 30, 2002, primarily attributable to the higher percentage of total sales in our lower margin Consumer Segment.

          Cost of goods sold and services provided associated with the Florist Segment increased by $0.5 million, or 1.0%, to $57.1 million for the fiscal year ended June 30, 2003, compared to $56.6 million for the fiscal year ended June 30, 2002. This increase was primarily attributable to increased revenues in the Florist Segment, as previously noted. As a percent of revenue, the Florist Segment's gross margin remained relatively consistent at 66.9% for the fiscal year ended June 30, 2003 compared to 67.0% for the fiscal year ended June 30, 2002.

          Cost of goods sold and services provided associated with the Consumer Segment increased by $26.1 million, or 22.1%, to $144.3 million for the fiscal year ended June 30, 2003, compared to $118.2 million for the fiscal year ended June 30, 2002. This increase was primarily attributable to increased revenues, as previously noted. As a percent of revenue, the Consumer Segment's gross margin increased to 24.4% for the fiscal year ended June 30, 2003 from 23.3% for the fiscal year ended June 30, 2002, primarily as a result of increased specialty gift orders, which typically have higher gross profit margins, coupled with operating improvements, including efficiencies in order entry processing.

          Cost of goods sold and services provided associated with corporate activities decreased by $0.1 million, or 2.6%, to $2.5 million for the fiscal year ended June 30, 2003, compared to $2.6 million for the fiscal year ended June 30, 2002. These costs are related to the development and support of the internal corporate technology platforms.

  Advertising and Selling Costs

	Fiscal Year ended June 30,
	2002	2003	% Change
	(in thousands)
Florist Segment	$52,966	$52,196	(1.5)%
Consumer Segment	14,969	19,831	32.5

Total advertising and selling costs	$67,935	$72,027	6.0%

          Advertising and selling costs increased by $4.1 million, or 6.0%, to $72.0 million for the fiscal year ended June 30, 2003, compared to $67.9 million for the fiscal year ended June 30, 2002.

          Advertising and selling costs associated with the Florist Segment decreased by $0.8 million, or 1.5%, to $52.2 million for the fiscal year ended June 30, 2003, compared to $53.0 million for the fiscal year ended June 30, 2002. This decrease was primarily due to reductions in advertising expenses related to a more targeted and efficient advertising campaign and a decrease in volume-based rebates associated with orders sent through the FTD clearinghouse. These decreases were partially offset by costs related to the expansion of our sales force.

          Advertising and selling costs associated with the Consumer Segment increased by $4.8 million, or 32.5%, to $19.8 million for the fiscal year ended June 30, 2003, compared to $15.0 million for the fiscal year ended June 30, 2002. The increase was primarily due to an increase in online advertising expenses related to an increase in order volume and cost per order related to online advertising placements. Certain of these online agreements contain terms that include both fixed and variable payment elements, the variable portion of which is based upon the number of orders generated from third-party Web sites in excess of a threshold as defined in the related agreements. We record expenses related to these agreements based on an estimated per order cost, calculated by estimating the anticipated number of orders to be generated under each such agreement.

  General and Administrative Costs

	Fiscal Year ended June 30,
	2002	2003	% Change
	(in thousands)
Florist Segment	$13,098	$11,366	(13.2)%
Consumer Segment	12,375	13,883	12.2
Corporate	33,872	25,363	(25.1)

Total general and administrative costs	$59,345	$50,612	(14.7)%

          General and administrative costs decreased by $8.7 million, or 14.7%, to $50.6 million for the fiscal year ended June 30, 2003, compared to $59.3 million for the fiscal year ended June 30, 2002.

          The general and administrative costs associated with the Florist Segment decreased by $1.7 million, or 13.2%, to $11.4 million for the fiscal year ended June 30, 2003, compared to $13.1 million for the fiscal year ended June 30, 2002. This decrease was partially attributable to cost control efforts, which encompassed headcount reductions in corporate technology functions and a $0.4 million charge in the prior fiscal year related to the impairment of internal use software that had been used to process clearinghouse and related transactions which did not reoccur in the fiscal year-ended June 30, 2003.

          The general and administrative costs associated with the Consumer Segment increased by $1.5 million, or 12.2%, to $13.9 million for the fiscal year ended June 30, 2003, compared to $12.4 million for the fiscal year ended June 30, 2002. This increase was primarily related to a $2.6 million gain recorded in the prior year attributable to the settlement of a claim against the developer of an unlaunched version of our www.ftd.com Web site, offset by $1.6 million of costs incurred in the prior year related to the Predecessor's 2002 merger with FTD.COM, neither of which reoccurred in the fiscal year ended June 30, 2003. Additionally, there was an increase in call center and technology costs related to an increase in order volume in the fiscal year ended June 30, 2003.

          Corporate general and administrative costs decreased by $8.5 million, or 25.1%, to $25.4 million for the fiscal year ended June 30, 2003, compared to $33.9 million for the fiscal year ended June 30, 2002. This decrease was primarily attributable to $8.7 million in bonus payments and $1.7 million in severance costs incurred in the prior year related to the Predecessor's 2002 merger with FTD.COM and $0.5 million in the prior year related to additional severance costs for certain former employees. In addition, amortization expense decreased $2.7 million in the fiscal year-ended June 30, 2003 as a result of the adoption of FAS 142. This decrease in costs was partially offset by a $1.4 million gain in the prior year related to the termination of certain future post retirement health care benefits, a $1.1 million gain in the prior year attributable to a single business tax refund related to prior years' filings, an increase in employee benefit costs in the fiscal year ended June 30, 2003 and an increase in amortization expense in the fiscal year ended June 30, 2003, related to a customer list acquired in the Predecessor's 2002 merger with FTD.COM.

  Other Income and Expenses

	Fiscal Year ended June 30,
	2002	2003	% Change
	(in thousands)
Interest income	$(1,038)	$(168)	(83.8)%
Interest expense	3,342	1,577	(52.8)
Other expense, net	1,096	10,728	878.8

Total other income and expenses	$3,400	$12,137	257.0%

          Other income and expenses increased by $8.7 million, or 257.0%, to $12.1 million for the fiscal year ended June 30, 2003, compared to $3.4 million for the fiscal year ended June 30, 2002.

          Interest income decreased by $0.8 million, or 83.8%, to $0.2 million for the fiscal year ended June 30, 2003, compared to $1.0 million for the fiscal year ended June 30, 2002. The decrease was due to a decrease in cash balances and lower average interest rates in the fiscal year ended June 30, 2003 compared to the fiscal year ended June 30, 2002.

          Interest expense decreased by $1.7 million, or 52.8%, to $1.6 million for the fiscal year ended June 30, 2003, compared to $3.3 million for the fiscal year ended June 30, 2002. The decrease was due to a decrease in long-term debt and lower average borrowing rates.

          Other expense, net, increased by $9.6 million to $10.7 million for the fiscal year ended June 30, 2003, compared to $1.1 million for the fiscal year ended June 30, 2002. The primary reason for this increase is the $11.0 million liability that was recorded in the fourth quarter of the fiscal year ended June 30, 2003 associated with the proposed settlement of the consolidated shareholder class action litigation related to the Predecessor's 2002 merger with FTD.COM, including administrative costs. Partially offsetting this increase was $0.6 million recorded in the fiscal year ended June 30, 2002 related to the write off of unamortized deferred financing costs as a result of the execution of a new financing agreement.

Quarterly Financial Information (Unaudited) (In Thousands, Except Per Share Data)

	Predecessor					Successor
Fiscal Year Ended June 30, 2004	First Quarter	Second Quarter		Period from January 1, 2004 through February 23, 2004		Period from February 24, 2004 through March 31, 2004	Fourth Quarter
Total revenues	$73,576	$96,795		$75,308		$30,980	$120,401

Gross profit	34,375	42,590		30,657		13,977	48,980

Income from operations	8,331	7,667		(15,297	)(1)	2,776 (2)	10,242 (2)

Net income (loss)	$4,808	$5,541	(3)	$(11,951	)(4)	$(2,604)	$(1,893)

Net loss per common share—basic						$(0.20)	$(0.14)

Net loss per common share—diluted						$(0.20)	$(0.14)

	Predecessor
Fiscal Year Ended June 30, 2003	First Quarter	Second Quarter	Third Quarter	Fourth Quarter		Fiscal Year
Total revenues	$73,586	$88,791	$95,632	$105,334		$363,343

Gross profit	35,466	38,167	40,780	45,025		159,438

Income from operations	10,366	6,103	9,232	11,098		36,799

Net income (loss)	$5,810	$3,346	$5,248	$(5,115	)(5)	$9,289	(5)

(1)
During the period from January 1, 2004 through February 23, 2004, the Predecessor recorded merger related expenses of $23.4 million related to the 2004 Merger as a component of selling, general and administrative expenses.

(2)
During the period from February 24, 2004 through March 31, 2004, the Successor recorded, as a component of general and administrative expense, $0.7 million of severance costs, and during the fourth quarter of the fiscal year ended June 30, 2004, the Successor recorded, as a component of general and administrative expense, $2.6 million of severance costs, both of which were associated with the departure of certain of our senior executives shortly following the consummation of the 2004 Merger.

(3)
In the second quarter of the fiscal year ended June 30, 2004, the Predecessor recorded as a component of other expense, net, a gain of $1.5 million as a result of a settlement with the insurance carrier that maintained a policy covering FTD and its directors and officers.

(4)
As a result of entering into FTD's senior credit facility, unamortized deferred financing costs associated with the then existing debt were expensed during the period from January 1, 2004 through February 23, 2004, resulting in a net loss on the extinguishment of debt of $0.4 million, which was included in other expense, net.

(5)
In the fourth quarter of the fiscal year ended June 30, 2003, the Predecessor recorded as a component of other expense, net, a charge of $11.0 million related to the settlement of the consolidated shareholder class action litigation related to the Predecessor's 2002 merger with FTD.COM, including administrative expenses.

Liquidity and Capital Resources

          Cash and cash equivalents increased to $19.5 million at December 31, 2004, from $2.5 million at June 30, 2004.

          Cash provided by operating activities was $21.4 million for the six-month period ended December 31, 2004, which primarily consisted of net loss, after adding back non-cash items such as depreciation, amortization, interest expense on mandatorily redeemable shares and the provision for doubtful accounts and changes in working capital related to the Christmas holiday.

          Cash provided by operating activities was $19.2 million for the six-month period ended December 31, 2003, which primarily consisted of net income, after adding back non-cash items such as depreciation, amortization and the provision for doubtful accounts and changes in working capital related to the Christmas holiday.

          Our cash provided by operating activities has been effected as a result of the 2004 Merger, primarily due to the interest payments due on FTD's 7.75% Senior Subordinated Notes and interest and principal payments due under FTD's senior secured credit facility. The net proceeds of this offering will be used to:

  •
  repurchase all of our outstanding preferred stock, which incurred interest expense of $6.7 million and $10.0 million for the period from February 24, 2004 through June 30, 2004 and the six-month period ended December 31, 2004, respectively; and

  •
  redeem $20.2 million principal amount of FTD's 7.75% Senior Subordinated Notes, which incurred interest expense of $0.6 million and $0.8 million for the period from February 24, 2004 through June 30, 2004 and the six-month period ended December 31, 2004, respectively.

As discussed above, the net proceeds from this offering will be used to reduce our indebtedness (comprised of all of our outstanding preferred stock and a portion of FTD's 7.75% Senior Subordinated Notes), which will also reduce our interest expense. On a pro forma basis, giving effect to the 2004 Merger, the repurchase of the outstanding preferred stock and the redemption of $20.2 million of principal amount of FTD's 7.75% Senior Subordinated Notes, would have resulted in a reduction of interest expense of $21.5 million for the year ended June 30, 2004. We plan to continue to reduce our indebtedness with available cash generated from operations.

          Cash used in investing activities was $5.0 million for the six-month period ended December 31, 2004, which consisted of $3.1 million related to the acquisition of certain assets of The Flower Concierge, Inc., which was purchased for a total of $8.5 million, $5.4 million of which was payable as of December 31, 2004, and capital expenditures of $1.9 million, which were primarily related to technology improvements.

          Cash used in investing activities was $3.4 million for the six-month period ended December 31, 2003, which was related to capital expenditures primarily related to technology improvements.

          Cash provided by financing activities was $0.4 million for the six-month period ended December 31, 2004, which consisted of a capital contribution of $0.8 million offset by scheduled repayments on the senior secured credit facility of $0.4 million.

          Cash used in financing activities was $6.5 million for the six-month period ended December 31, 2003, which primarily consisted of net repayments of the revolving credit facility.

          Cash and cash equivalents increased by $0.6 million to $2.5 million at June 30, 2004 from $1.9 million at June 30, 2003. Restricted cash was $7.3 million at June 30, 2004. We are obligated to pay $7.3 million in cash, pursuant to the Stipulation and Agreement of Compromise, Settlement and Release relating to the consolidated shareholder class actions pending in the Court of Chancery for New Castle County in Wilmington, Delaware, titled "In Re FTD.COM, Inc. Shareholders Litigation." Pursuant to the terms of FTD's senior credit facility, we placed $7.3 million into an escrow account at the consummation of the 2004 Merger to fund this obligation. We anticipate that these funds will be released from escrow during the fiscal year ending June 30, 2005.

          The following table summarizes key cash flow information for the period from July 1, 2003 through February 23, 2004 and February 24, 2004 through June 30, 2004 as compared to the fiscal year ended June 30, 2003.

	Successor	Predecessor	Predecessor
	Period from February 24, 2004 through June 30, 2004	Period from July 1, 2003 through February 23, 2004	Fiscal Year Ended June 30, 2003
Net cash provided by (used in) operating activities	$(8,776)	$9,031	$30,400

Net cash used in investing activities	(422,628)	(4,169)	(19,210)

Net cash provided by (used in) financing activities	$433,583	$(6,468)	$(45,940)

          Cash used in operating activities for the period from February 24, 2004 through June 30, 2004 was $8.8 million and cash provided by operating activities for the period from July 1, 2003 through February 23, 2004 was $9.0 million. Cash provided by operating activities was $0.3 million for the combined fiscal year ended June 30, 2004 compared to cash provided by operating activities of $30.4 million for the fiscal year ended June 30, 2003. Combined fiscal year ended June 30, 2004 cash provided by operating activities is primarily attributable to net income, after adding back non-cash items such as depreciation, amortization and the provision for doubtful accounts, and an increase in other accrued liabilities of $6.3 million primarily related to an increase in accrued interest related to the Notes, partially offset by an increase in accounts receivable of $9.7 million primarily related to an increase in current accounts receivable related to an increase in sales, the establishment of restricted cash of $7.3 million and an increase in prepaid expenses and other of $5.4 million primarily related to an increase in prepaid taxes. Cash provided by operating activities for the fiscal year ended June 30, 2003 is primarily attributable to net income, after adding back non-cash items such as depreciation, amortization, the provision for doubtful accounts and deferred compensation expense, and an increase in accrued liabilities of $8.9 million, which is primarily related to the $11.0 million liability recorded during the fiscal year ended June 30, 2003 associated with the settlement of the consolidated shareholder class action litigation, partially offset by a $5.5 million decrease in accounts payable primarily related to a reduction in book overdrafts.

          Cash used in investing activites for the period from February 24, 2004 through June 30, 2004 was $422.6 million and cash used in investing activities for the period from July 1, 2003 through February 23, 2004 was $4.2 million. Cash used in investing activities was $426.8 million for the combined fiscal year ended June 30, 2004 compared to cash used in investing activities of $19.2 million for the fiscal year ended June 30, 2003. Combined fiscal year ended June 30, 2004 cash used in investing activities is primarily related to the 2004 Merger with Nectar Merger Corporation, an affiliate of Leonard Green & Partners, L.P. Fiscal Year ended June 30, 2003 cash used in investing activities is primarily related to FTD.COM's purchase of the businesses of Flowers Direct and Flowers USA in July 2002 and October 2002, respectively, for a total of $12.4 million. For the years ended June 30, 2004 and 2003, capital expenditures for depreciable fixed assets such as furniture and equipment were $0.9 million and $1.9 million, respectively, and capital expenditures for amortizable intangibles such as costs related to the development and implementation of internal use software and other information technology costs were $4.8 million and $2.6 million, respectively.

          Cash provided by financing activities for the period from February 24, 2004 through June 30, 2004 was $433.6 million and cash used in financing activities for the period from July 1, 2003 through February 23, 2004 was $6.5 million. Cash provided by financing activities was $427.1 million for the combined fiscal year ended June 30, 2004 compared to cash used in financing activities of $45.9 million for the fiscal year ended June 30, 2003. Combined fiscal year ended June 30, 2004 cash provided by financing activities was primarily attributable to $260.0 million in proceeds from the issuance of long term debt and $184.5 million of proceeds from the issuance of common stock and preferred stock, both of which are related to the 2004 Merger. Cash used in financing activities for the fiscal year ended June 30, 2003 was primarily attributable to $40.5 million of net repayments of debt outstanding under the previous revolving credit facility and $5.5 million used to repurchase FTD's Class A Common Stock, pursuant to the FTD's Board approved stock repurchase program.

          Our principal sources of liquidity are cash from operations and funds available for borrowing under FTD's senior credit facility. FTD's senior credit facility provides for aggregate borrowings of up to $135.0 million and consists of a five-year $50.0 million revolving credit facility and a seven-year $85.0 million term loan, which was used in connection with the 2004 Merger. A portion of the revolving credit facility is available as a letter of credit sub-facility and as a swing-line facility. Borrowings under the revolving credit facility are used to finance working capital, capital expenditures, acquisitions, certain expenses associated with the bank credit facilities and letter of credit needs. The revolving credit facility included $1.8 million in letters of credit outstanding and had availability of $48.2 million at December 31, 2004. We plan to utilize the revolving credit facility and cash generated from operations to fund working capital requirements and capital expenditure needs. Capital expenditures are expected to be between $5 and $7 million for fiscal year 2005.

          FTD's senior credit facility includes covenants, that, among other things, required that as of December 31, 2004, FTD maintain a specific ratio of consolidated earnings before interest, taxes, depreciation and amortization (subject to certain adjustments which, although they differ slightly, are materially the same as those made in arriving at "Adjusted EBITDA" as presented in this prospectus) to consolidated interest expense, a fixed charge coverage ratio and a leverage ratio. FTD was in compliance with all debt covenants as of December 31, 2004, after giving effect to a waiver received related to the promissory note issued in connection with the acquisition of certain assets of The Flower Concierge, Inc. The debt covenant ratios are detailed below:

	Actual Ratio	Required Ratio
Interest Expense Coverage	3.03	2.10 minimum
Fixed Charge Coverage	2.66	1.45 minimum
Leverage	4.42	5.75 maximum

          Debt covenant targets are adjusted quarterly in accordance with the terms of FTD's senior credit facility.

          In addition to its debt service obligations, FTD's remaining liquidity requirements are primarily for working capital needs and capital expenditures. We believe, based on current circumstances, that our existing and future cash flows from operations, together with borrowings under FTD's senior credit facility, will be sufficient to fund FTD's working capital needs, capital expenditures and to make interest and principal payments as they become due under the terms of FTD's senior credit facility and to make interest payments on FTD's 7.75% Senior Subordinated Notes for the foreseeable future.

Summary Disclosures About Contractual Obligations and Commercial Commitments

          The following table presents a summary of our contractual cash obligations and other commercial commitments at June 30, 2004:

	Payments Due by Period
Contractual Cash Obligations	Total	Less Than 1 Year	1 to 3 Years	3 to 5 Years	After 5 Years
	(dollars in thousands)
Long-term debt(1)	$259,788	$850	$1,700	$1,700	$255,538
Interest payments(2)(3)	159,519	17,539	34,289	34,143	73,548
Operating leases	2,758	1,121	1,346	291	—
Management fee	19,333	2,000	4,000	4,000	9,333
Estimated future benefit payments—the salaried employees' pension plan	1,250	110	210	205	725
Estimated future benefit payments—retiree medical plan	1,195	120	255	250	570
Internet distribution agreements	1,158	1,158	—	—	—
Distribution center agreement	1,102	1,102	—	—	—
Estimated pension contribution	366	366	—	—	—

Total contractual cash obligations	$446,469	$24,366	$41,800	$40,589	$339,714

(1)
Under FTD's senior credit facility, the maturity of outstanding debt could be accelerated if FTD does not maintain certain financial and operating covenants. At June 30, 2004, FTD was in compliance with the covenants contained in FTD's senior credit facility.

(2)
These amounts do not include interest payments due under FTD's revolving credit facility as the amount borrowed in future years is uncertain at this time.

(3)
Interest payments on the term loan outstanding under FTD's senior secured credit facility have been calculated based on the interest rate as of June 30, 2004 and factors in FTD making scheduled principal payments.

          We plan to satisfy the contractual cash obligations due during fiscal year 2005 through cash flows from operations and with borrowings under FTD's revolving credit facility.

Non-GAAP Discussion

          In addition to our GAAP results, we also consider non-GAAP measures of our performance for a number of purposes. We use EBITDA, adjusted as described below, sometimes referred to in this prospectus as "Adjusted EBITDA," as a supplemental measure of our performance that is not required by, or presented in accordance with, GAAP. EBITDA and Adjusted EBITDA are not measurements of our financial performance under GAAP and should not be considered as alternatives to net income, operating income or any other performance measure derived in accordance with GAAP, or as an alternative to cash flow from operating activities or a measure of our liquidity.

          EBITDA represents net income before net interest expense, income tax expense, depreciation and amortization. Adjusted EBITDA represents EBITDA plus expenses (minus gains) that we do not consider reflective of our ongoing core operations, as further described below. In addition, we adjust for these expenses in measuring our performance under our management compensation plan, FTD's senior credit agreement and the indenture governing FTD's outstanding senior subordinated notes.

          We present Adjusted EBITDA because we consider it an important supplemental measure of our performance, as it is used as a performance measure under FTD's senior credit facility entered into in connection with the 2004 Merger, the indenture governing FTD's outstanding senior subordinated notes and our management compensation plan. All of the adjustments made in our calculation of Adjusted EBITDA, as described below, are adjustments that would be made in calculating our performance for purposes of coverage ratios under FTD's senior credit facility and the indenture governing FTD's outstanding senior subordinated notes. In addition, our management compensation plan bases incentive compensation payments in significant part on our performance measured using Adjusted EBITDA as presented below. Measures similar to Adjusted EBITDA are also widely used by us and others in our industry to evaluate and price potential acquisition candidates. We believe EBITDA and Adjusted EBITDA facilitate operating performance comparisons from period to period and company to company by backing out potential differences caused by variations in capital structures (affecting relative interest expense), tax positions (such as the impact on periods or companies of changes in effective tax rates or net operating losses) and the age and book depreciation of facilities and equipment (affecting relative depreciation expense). We also present Adjusted EBITDA because we believe it is frequently used by securities analysts, investors and other interested parties as a measure of financial performance and debt service capabilities.

          In evaluating Adjusted EBITDA, you should be aware that in the future we may incur expenses similar to the adjustments described below. Our presentation of Adjusted EBITDA should not be construed as an inference that our future results will be unaffected by expenses that are unusual, non-routine or non-recurring items.

          EBITDA and Adjusted EBITDA have limitations as analytical tools, and you should not consider them in isolation, or as a substitute for analysis of our results as reported under GAAP. Some of these limitations are:

  •
  they do not reflect our cash expenditures for capital expenditures or contractual commitments;

  •
  they do not reflect changes in, or cash requirements for, our working capital requirements;

  •
  they do not reflect the significant interest expense, or the cash requirements necessary to service interest or principal payments on FTD's indebtedness;

  •
  although depreciation and amortization are non-cash charges, the assets being depreciated and amortized will often have to be replaced in the future, and EBITDA and Adjusted EBITDA do not reflect cash requirements for such replacements;

  •
  Adjusted EBITDA does not reflect the impact of earnings or charges resulting from matters we consider not to be indicative of our ongoing operations, as discussed below; and

  •
  other companies, including other companies in our industry, may calculate these measures differently than we do, limiting their usefulness as a comparative measure.

          Because of these limitations, EBITDA and Adjusted EBITDA should not be considered as measures of discretionary cash available to us to invest in the growth of our business or reduce FTD's indebtedness. We compensate for these limitations by relying primarily on our GAAP results and using EBITDA and Adjusted EBITDA only supplementally. For more information, see our consolidated financial statements and the notes to those statements included elsewhere in this prospectus.

          Our operating and net income, as reported under GAAP, and our EBITDA set forth in the table below include a significant number of selling, general and administrative expenses, which we consider not representative of our ongoing core operations after completion of the 2004 Merger and related financing transactions and this offering.

          For the fiscal year ended June 30, 2002, these expenses include an aggregate of $8.4 million, net, on a pre-tax basis, of expenses, consisting of:

  •
  Compensation expense of $8.7 million related to bonus payments paid to executive officers, in addition to related employer payroll taxes, in connection with the Predecessor's 2002 merger with FTD.COM. For more information, see Note 3 of our consolidated financial statements for the year ended June 30, 2004 appearing elsewhere in this prospectus for further detail.

  •
  A gain of $2.6 million attributable to the settlement of a claim against the developer of an unlaunched version of FTD.COM's Web site.

  •
  Severance costs of $2.2 million for certain former employees, which were principally associated with the Predecessor's 2002 merger with FTD.COM.

  •
  Merger related expenses of $1.6 million incurred by FTD.COM related to the Predecessor's 2002 merger with FTD.COM.

  •
  A $1.4 million gain attributable to the termination of certain future post-retirement health care benefits. The Predecessor provided certain post-retirement health care benefits to qualifying retirees under the terms of our qualified retirement plan. This termination of benefits caused a decrease in the Predecessor's post-retirement health care obligation attributed to prior services rendered.

  •
  A gain of $1.1 million attributable to a single business tax refund related to prior years' filings.

  •
  An impairment loss for internal use software in the amount of $0.4 million that had been used to process clearinghouse and related transactions for member services.

  •
  Unamortized deferred financing costs associated with our then existing credit facility, which were expensed when we entered into a new credit agreement during the fiscal year ended June 30, 2002, resulting in a net loss on extinguishment of debt of $0.6 million, which was included in other expense, net.

          The fiscal year ended June 30, 2003 includes an aggregate charge of $11.0 million, net, on a pre-tax basis, of expenses related to the settlement of the FTD.COM securities litigation, and related administrative costs.

          The period from July 1, 2003 through February 23, 2004 includes a gain of $1.5 million as a result of a settlement with the insurance carriers that maintained a policy covering FTD and its directors and officers, which occurred during the six-month period ended December 31, 2003, an aggregate charge of $23.4 million, net, on a pre-tax basis, of expenses of the Predecessor, of which $1.3 million was incurred during the six-month period ended December 31, 2004, consisting of merger related expenses related to the 2004 Merger and unamortized deferred financing costs associated with our then existing credit facility, which were expensed when the Predecessor entered into a new credit agreement in connection with the 2004 Merger, resulting in a net loss on extinguishment of debt of $0.4 million.

          The period from February 24, 2004 through June 30, 2004 includes a charge of $3.3 million relating to severance costs associated with the departure of certain of our senior executives shortly following the consummation of the 2004 Merger.

          In addition, the calculation of EBITDA in the table below for the fiscal years ended June 30, 2002 and 2003, the period from July 1, 2003 through February 23, 2004, the pro forma twelve-month period ended June 30, 2004 and the six-month period ended December 31, 2003 includes non-cash deferred compensation, which primarily represents the net expense related to restricted stock grants under a plan that was terminated in connection with the 2004 Merger in the amounts of $1.6 million, $1.6 million, $51,000, $51,000, and $36,000, respectively.

          In addition, the calculation of EBITDA in the table below for the fiscal year ended June 30, 2002 includes minority interest expense of $2.5 million representing the public stockholders' interest in FTD.COM, which was eliminated as a result of the Predecessor's 2002 merger with FTD.COM.

          In addition, management fees of approximately $2.0 million per year, have been historically paid on an annual basis. In connection with this offering, the management services agreement with Leonard Green & Partners, L.P. will be terminated and, therefore, such management fees are excluded from our calculation of Adjusted EBITDA. For more information, see "Certain Relationships and Related Party Transactions—Agreements Related to the 2004 Merger—Management Services Agreement."

          The following table presents data relating to EBITDA and Adjusted EBITDA, both of which are non-GAAP measures, for the periods indicated:

	Predecessor			Successor	Pro Forma	Predecessor	Successor
	Fiscal Year Ended June 30,		Period From July 1, 2003 Through February 23,	Period From February 24, Through June 30,	Twelve Months Ended June 30,	Six Months Ended December 31,
	2002	2003	2004	2004	2004	2003	2004
Net income (loss)	$8,015	$9,289	$(1,602)	$(4,497)	$(11,091)	$10,349	$(2,391)
Plus: interest expense, net	2,304	1,409	510	15,917	41,503	432	19,915
Plus: income tax expense	6,718	15,373	2,898	1,535	6,080	6,686	5,106
Plus: depreciation and amortization	9,421	7,898	5,377	3,738	11,176	4,021	5,615

EBITDA	26,458	33,969	7,183	16,693	47,668	21,488	28,245

Plus: net expenses described above	8,435	11,000	22,310	3,327	1,845	(183)	—
Plus: deferred compensation	1,635	1,572	51	—	51	36	—
Plus: minority interest	2,525	—	—	—	—	—	—
Plus: management fees	2,000	2,000	1,300	667	1,967	1,000	1,047

Adjusted EBITDA(1)	$41,053	$48,541	$30,844	$20,687	$51,531	$22,341	$29,292

(1)
Represents EBITDA plus expenses (minus gains) described above.

GAAP Measures of Financial Performance

	Predecessor			Successor	Predecessor	Successor
	Fiscal Year Ended June 30,		Period From July 1, 2003 Through February 23,	Period From February 24, Through June 30,	Six Months Ended December 31,
	2002	2003	2004	2004	2003	2004
Net cash provided by (used in) operating activities	$25,784	$30,400	$9,031	$(8,776)	$19,163	$21,440
Net cash used in investing activities	$(12,741)	$(19,210)	$(4,169)	$(422,628)	$(3,389)	$(5,035)
Net cash provided by (used in) financing activities	$(7,475)	$(45,940)	$(6,468)	$433,583	$(6,482)	$402

Quantitative and Qualitative Disclosures About Market Risk

          Our exposure to interest rate risk is primarily the result of borrowings under FTD's existing bank credit facilities. At December 31, 2004, $84.4 million was outstanding under FTD's senior credit facility. Borrowings under FTD's senior credit facility are secured by first priority security interests in, and mortgages on, substantially all of FTD's tangible and intangible assets. Our results of operations are affected by changes in market interest rates on these borrowings. A 1% increase in the interest rate would result in additional annual interest expense of $0.8 million.

          We will continue to monitor changing economic conditions. Based on current circumstances, we do not expect to incur a substantial increase in costs or a material adverse effect on cash flows as a result of changing interest rates.

          We are also exposed to foreign currency exchange rate risk with respect to the Canadian dollar and the Euro. The resulting foreign currency exchange adjustments are included in the other comprehensive (income) loss caption on the consolidated statements of operations and were not material for the six-month periods ended December 31, 2004 and 2003. We do not expect to be materially affected by foreign currency exchange rate fluctuations in the future, as the transactions denominated in Canadian dollars and Euros are not material to our consolidated financial statements. Therefore, we do not currently enter into derivative financial instruments as hedges against foreign currency fluctuations of the Canadian dollar or Euro.

Income Taxes

          The provision for income taxes for the six-month period ended December 31, 2004 was $5.1 million, reflecting an effective rate of 188.1%. The provision for income taxes for the six-month period ended December 31, 2003 was $6.7 million, reflecting an effective rate of 39.2%. This change is related to the nondeductible interest expense on our preferred stock.

          At December 31, 2004, the net current deferred tax asset was $4.3 million and the net long-term deferred tax liability was $57.8 million. Management believes that based on its estimation of taxable income in future years, including the reversal of deferred tax liabilities, that no valuation allowance is necessary for the deferred tax assets.

Critical Accounting Policies and Estimates

          Our consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America. The preparation of these financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.

          On an on-going basis, management evaluates its estimates and judgments, including those related to revenue recognition, distribution agreements and the valuation of accounts receivable, inventory, long-lived assets and deferred income taxes. Management bases its estimates and judgments on historical experience and on various other factors that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities. Actual results may differ from these estimates under different assumptions or conditions. Management believes the following critical accounting policies, among others, affect its more significant judgments and estimates used in preparation of its consolidated financial statements.

  Revenue Recognition

          Revenues generated by our Florist Segment for processing floral and specialty gift orders through the clearinghouse are recorded in the month the orders are delivered. Revenues for other services related to the processing of such orders are recorded in the period the service is provided. Sales of florist shop supplies are recorded when the products are shipped. Revenues relating to publications are recognized ratably over the period for which the publications are issued. Revenues associated with FTD Florists' Online Web site hosting and Flowers All Hours are recorded in the period the service is provided. Cash rebates which are earned by florists under a customer incentive program in conjunction with a credit card clearing service offered by us are classified as contra-revenue, in accordance with Emerging Issues Task Force Issue No. 01-09, "Accounting for Consideration Given by a Vendor to a Customer (Including a Reseller of the Vendor's Products)."

          In addition, we also sell computer equipment and software to member florists. We follow the provisions of Statement of Position, sometimes referred to in this prospectus as "SOP," 97-2, Software Revenue Recognition, as amended by SOP 98-9, Software Revenue Recognition with Respect to Certain Arrangements. SOP 97-2 requires revenue earned on software arrangements involving multiple elements (e.g., software products, upgrades/enhancements, post-contract customer support, installation and training) to be allocated to each element based on the relative fair values of the elements. We recognize revenue from hardware products (including specified upgrades/enhancements) at the time of shipment for systems that are sold. We recognize revenue from software products which are sold ratably over the estimated useful life of the software. For systems that are being leased, we recognize hardware and software revenue ratably over the period of the lease agreement. Support revenue is recognized over the period of the support agreement. Installation and training revenues are recognized at the time of occurrence.

          Our Consumer Segment recognizes 100% of the order value as revenue and recognizes the associated cost of goods sold and services provided when the order is fulfilled. FTD.COM recognizes revenue on a gross basis, as opposed to a net basis similar to a commission arrangement, because it bears the risks and benefits associated with the revenue-generating activities by: (1) acting as a principal in the transaction; (2) establishing prices; (3) being responsible for fulfillment of the order; (4) taking the risk of loss for collection, delivery and returns; and (5) marketing its products, among other things. If the relative amounts of risks and rewards borne by FTD.COM associated with processing floral and specialty gift orders were to change in the future, FTD.COM's reporting policy related to revenue recognition and costs of goods sold and services provided could change.

  Distribution Agreements

          FTD.COM has entered into Internet distribution agreements pursuant to which FTD.COM receives various services, including advertising space on shopping and search-oriented Web sites, portal links to FTD.COM's Web site and marketing of FTD.COM's product offerings through co-branded Web sites. Certain of these agreements contain terms that include both fixed and variable payment elements, the variable portion of which is based upon the number of orders generated from these third party Web sites in excess of a threshold as defined in the related agreements. FTD.COM records expenses related to these agreements based on an estimated per order cost, taking into consideration the anticipated number of orders to be generated under each such agreement calculated in accordance with the process described in Concepts Statement No. 7 issued by the Financial Accounting Standards Board. The number of orders generated is impacted by a variety of factors, including but not limited to, the volume of traffic experienced on the third party's Web sites, existence of other advertisements on the third party's Web site and advertisement placement on the third party's Web site. Many of these factors are outside of FTD.COM's control. The order volume estimates used to record expense on a monthly basis are adjusted to actual order volumes by the end of the term of the contract. If a change in estimate were to occur, the cumulative effect on reported expenses would be recognized in the period during which the change occurs.

  Accounts Receivable

          Accounts receivable consist primarily of amounts due to us from normal business activities. Our management must make estimates of accounts receivable that will not be collected. We perform ongoing credit evaluations of our customers and adjust credit limits based upon payment history and the customer's credit-worthiness, as determined by our review of their current credit information. We continuously monitor collections and payments from our customers and maintain a provision for estimated losses based upon historical experience and specific customer collection issues that we have identified. Trade receivables are written off when all reasonable collection efforts have been exhausted, including, but not limited to, external third party collection efforts and litigation. While such credit losses have historically been within management's expectations and the provisions established, there can be no assurance that we will continue to experience the same credit loss rates as in the past. If the financial condition of our customers were to deteriorate, resulting in an impairment of their ability to make payments, additional allowances for doubtful accounts may be required.

  Inventory

          Our inventory consists of finished goods and is stated at the lower of cost or market value. Our management regularly reviews inventory quantities on hand and records a provision for excess and obsolete inventory based primarily on recent selling prices, the age of inventory and forecasts of product demand. A significant decrease in demand could result in an increase in the amount of excess inventory quantities on hand. In addition, our estimates of future product demand may prove to be inaccurate, in which case we may have understated or overstated the provision required for excess and obsolete inventory. Product demand is impacted by promotional incentives offered by us and customer preferences, among other things. In the future, if our inventory is determined to be overvalued, we would be required to recognize such costs in cost of goods sold at the time of such determination. Therefore, although our management seeks to ensure the accuracy of forecasts of future product demand, any significant unanticipated changes in demand could have a significant impact on the value of inventory and our reported operating results.

  Long-lived Assets

          We recognize intangible assets at fair value, whether acquired individually or as a part of a group of assets where the entire cost of the group of assets is allocated to the individual assets based on their relative fair values. The subsequent accounting for intangible assets depends on whether its useful life is indefinite or finite.

          An intangible asset with a determinable finite useful life is amortized evenly over that useful life, however, we re-evaluate whether an intangible asset has an indefinite or finite useful life during each reporting period. In addition, we assess these assets for impairment if events or changes in circumstances indicate that the carrying value may not be recoverable.

          An intangible asset with an indefinite useful life is not amortized and is reviewed annually for impairment or more frequently if events or circumstances indicate that the asset may be impaired. We determine if an impairment exists by comparing the fair value of the intangible asset with its carrying value. For goodwill, we compare the fair value of the reporting unit with its carrying value. Any excess of carrying value of goodwill over its fair value is recognized as an impairment loss in continuing operations. In addition, if an indefinite lived intangible asset is subsequently determined to have a finite useful life, the intangible asset is written down to the lower of its fair value or carrying amount and then amortized prospectively, based on the remaining useful life.

  Deferred Income Taxes

          We recognize deferred tax assets and liabilities based on the differences between the financial statement carrying amounts and the tax bases of assets and liabilities. We regularly review our deferred tax assets for recoverability and establish a valuation allowance based on historical taxable income, projected future taxable income and the expected timing of the reversals of existing temporary differences to reduce our deferred tax assets to the amount that we believe is more likely than not to be realized. While we have considered future taxable income and ongoing prudent and feasible tax planning strategies in assessing the need for the valuation allowance, in the event we were to determine that we would not be able to realize all or part of our deferred tax assets in the future, an adjustment to the deferred tax assets would be charged to income in the period such determination was made. We have determined that it is more likely than not that our deferred tax assets will be realized.

Recently Issued Accounting Pronouncements

          From time to time the staff of the SEC communicates its interpretations of accounting rules and regulations. The manner by which these views are communicated varies by topic. While these communications represent the views of the staff, they do not carry the authority of law or regulation. Nonetheless, the practical effect of these communications is that changes in the staff's views from time to time can impact the accounting and reporting policies of public companies.

          In May 2003, the Financial Accounting Standards Board, sometimes referred to in this prospectus as "FASB," issued Interpretation No. 150, Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity, sometimes referred to in this prospectus as "SFAS No. 150." SFAS No. 150 specifies that instruments within its scope embody obligations of the issuer and that, therefore, the issuer must classify them as liabilities. SFAS No. 150 requires issuers to classify as liabilities the following three types of free standing financial instruments: (i) mandatorily redeemable financial instruments; (ii) obligations to repurchase the issuer's equity shares by transferring assets and (iii) certain obligations to issue a variable number of shares. SFAS No. 150 defines a "freestanding financial instrument" as a financial instrument that (i) is entered into separately and apart from any of the entity's other financial instruments or equity transactions or (ii) is entered into in conjunction with some other transaction and can be legally detached and exercised on a separate basis. For all financial instruments entered into or modified after May 31, 2003, SFAS No. 150 is effective immediately. For all other instruments of public companies, SFAS No. 150 goes into effect at the beginning of the first interim period beginning after June 15, 2003. For contracts that were created or modified before May 31, 2003 and still exist at the beginning of the first interim period beginning after June 15, 2003, entities should record the transition to SFAS No. 150 by reporting the cumulative effect of a change in an accounting principle. SFAS No. 150 prohibits entities from restating financial statements for earlier years presented. As a result of the adoption of SFAS No. 150, our preferred stock is classified as a liability on the consolidated balance sheet and the related cash dividends are classified as an interest expense.

          In January 2004, the FASB issued SFAS No. 132, Employers' Disclosures about Pension and Postretirement Benefits, sometimes referred to in this prospectus as "SFAS No. 132." SFAS No. 132 is intended to improve financial statement disclosures for defined benefit plans. In particular, the standard requires that companies provide more details about their plan assets, benefit obligations, cash flows, benefit costs and other relevant quantitative and qualitative information. The adoption of SFAS No. 132 did not have a material impact on our consolidated financial statements. Refer to Notes 10 and 11 to the consolidated financial statements for further discussion on our pension and other post-retirement benefit obligations.

          On December 16, 2004, the FASB issued SFAS No. 123 (revised 2004), Share-Based Payments, sometimes referred to in this prospectus as "SFAS 123(R)." SFAS 123(R) replaces FASB Statement

No. 123, Accounting for Stock-Based Compensation, and supersedes APB Opinion No. 25, Accounting for Stock Issued to Employees. The FASB has concluded that companies could adopt the new standard in one of two ways: the modified prospective transition method and the modified retrospective transition method.

          Using the modified prospective transition method, a company would recognize share-based employee compensation cost from the beginning of the fiscal period in which the recognition provisions are first applied as if the fair-value-based accounting method had been used to account for all employee awards granted, modified, or settled after the effective date and to any awards that were not fully vested as of the effective date.

          Using the modified retrospective method, a company would recognize employee compensation cost for periods presented prior to the adoption of the proposed standard in accordance with the original provisions of SFAS No. 123; that is, an entity would recognize employee compensation cost in the amounts reported in the pro forma disclosures provided in accordance with SFAS No. 123. A company would not be permitted to make any changes to those amounts upon adoption of the standard unless those changes represent a correction of an error (and are disclosed accordingly).

          For periods after the date of adoption of the standard, the modified prospective transition method described above would be applied. We will adopt this standard, effective July 1, 2005, which will result in an increase in general and administrative expense. We are still evaluating the impact of the adoption of this standard.

Related Party Transactions

          For the three- and six-month periods ended December 31, 2003, the Predecessor incurred expenses of $0.5 million and $1.0 million respectively, related to the payment for management, financial and other corporate advisory services and expenses to parties related to each of Perry Acquisition Partners, L.P., Bain Capital Investors LLC and Fleet Growth Resources III, Inc., which were stockholders or affiliates of the Predecessor. The Predecessor's management consulting services agreement with these parties required payments aggregating $2.0 million each fiscal year plus reimbursement of reasonable out-of-pocket expenses. The management consulting services agreement with the above listed parties terminated upon the consummation of the 2004 Merger.

          Prior to February 24, 2004, FTD was a public company listed on the Nasdaq National Market. On February 24, 2004, FTD was acquired by, and became a wholly-owned subsidiary of, FTD Group, Inc., which is an affiliate of Green Equity Investors IV, L.P., a private investment fund affiliated with Leonard Green & Partners, L.P. pursuant to the 2004 Merger.

          The aggregate consideration for the 2004 Merger was approximately $422.0 million, with each public FTD stockholder receiving cash for each share of FTD common stock owned. An aggregate of approximately $7.3 million of such consideration was received by current executive officers of FTD.

          The 2004 Merger was financed by a $72.2 million investment in our 14% Senior Redeemable Exchangeable Cumulative Preferred Stock, a $72.2 million investment in our 12% Junior Redeemable Exchangeable Cumulative Preferred Stock and a $36.6 million investment in our common stock, in each case made by Green Equity Investors IV, L.P., and an affiliate of Green Equity Investors IV, L.P.; a $0.5 million investment in our 14% Senior Redeemable Exchangeable Cumulative Preferred Stock, a $0.5 million investment in our 12% Junior Redeemable Exchangeable Cumulative Preferred Stock and a $3.4 million investment in our common stock, in each case made by certain members of our management (of which $0.9 million was in the form of an exchange of a portion of management's ownership in FTD's common stock); the issuance by FTD of $175.0 million of its 7.75% Senior Subordinated Notes due 2014; and $85.0 million of borrowings under FTD's senior credit facility.

          All of our 14% Senior Redeemable Exchangeable Cumulative Preferred Stock and 12% Junior Redeemable Exchangeable Cumulative Preferred Stock is currently held by Green Equity Investors IV, L.P. and its affiliate. The proceeds of this offering will be used in part to repurchase all of our 14% Senior Redeemable Exchangeable Cumulative Preferred Stock and 12% Junior Redeemable Exchangeable Cumulative Preferred Stock at prices of 114% and 112% of the applicable liquidation preference, respectively, for an aggregate payment to Green Equity Investors IV, L.P. and its affiliate of $183.2 million (83% of the total proceeds). For more information, see "Use of Proceeds."

          In connection with the 2004 Merger, we entered into a management services agreement with Leonard Green & Partners, L.P. Under the management services agreement, Leonard Green & Partners, L.P. provides management, consulting and financial planning services in exchange for an annual management fee of $2.0 million, payable in equal monthly installments which commenced in March 2004. Payment of the management fees on any monthly payment date is contingent upon us achieving Consolidated EBITDA, as defined in the indenture governing FTD's outstanding senior subordinated notes, equal to or greater than $46.8 million for the last consecutive twelve-month period ended immediately prior to that payment date. In the event any portion of the management fee is not so paid, such amount will accrue and become due and payable in the next month when the targeted Consolidated EBITDA is obtained. The management services agreement has a ten-year term, which extends automatically on each anniversary of the agreement for one additional year unless either party gives prior notice that the term will not be extended. For the three- and six-month periods ended December 31, 2004, we incurred expenses of $0.5 million and $1.0 million, respectively, related to the management services agreement with Leonard Green & Partners, L.P.

          In addition, the management services agreement provides for the payment to Leonard Green & Partners, L.P. of customary fees for services provided in connection with major transactions, reimbursement for reasonable out-of-pocket expenses and a closing fee of $7.0 million, which was paid upon consummation of the 2004 Merger. In connection with this offering, our management services agreement with Leonard Green & Partners, L.P. will be terminated in consideration of a lump sum payment by us to Leonard Green & Partners, L.P. of $12.5 million in accordance with our management services agreement.

          On July 7, 2004, Green Equity Investors IV, L.P. purchased all of the equity of FTD Group, Inc. owned by each of Ann M. Hofferberth, consisting of 33,334 shares of our common stock, and Carrie A. Wolfe, consisting of 33,334 shares of our common stock, each for a purchase price of $100,000, representing a purchase price of $3.00 per share.

          On July 12, 2004, Green Equity Investors IV, L.P. purchased all of the equity of FTD Group, Inc. owned by Robert L. Norton, consisting of 1,004,667 shares of our common stock for a purchase price of $3,014,000, representing a purchase price of $3.00 per share, 493 shares of our senior preferred stock for a purchase price of $493,000, representing a purchase price of $1000 per share and 493 shares of our junior preferred stock for a purchase price of $493,000, representing a purchase of $1000 per share.

          On September 30, 2004, we sold 275,559 shares of common stock to certain members of FTD's management for cash consideration of $826,667, including 158,334 shares purchased by Michael J. Soenen, 50,000 shares purchased by Carrie A. Wolfe, and an aggregate of 67,225 shares purchased by other members of our management. All of such shares were sold at a price of $3.00 per share, representing the price Green Equity Investors IV, L.P. paid for all of its shares of our common stock.

          Affiliates of Leonard Green & Partners, L.P. will purchase 1,538,462 shares of our common stock in this offering at the initial public offering price. These shares will be subject to a lock-up agreement. For more information, see "Shares Eligible for Future Sale—Lock-Up Agreements."

INDUSTRY

Floral Industry Overview

          The U.S. Department of Commerce estimates that the U.S. personal consumption expenditures for the floriculture industry (flowers, seeds and potted plants) were approximately $19 billion for 2003 and have grown on average 4.1% per year over the last ten years. Within the floriculture industry, management believes that the floral retail market, which is comprised of the sale of flowers and potted plants by traditional retail florists, floral direct marketers, supermarkets and various other retail channels, is approximately $14 billion. The floral retail market space is highly fragmented with thousands of industry participants. Key trends in the floral retail market include:

  •
  the increasing role of floral direct marketers, particularly those marketing floral products over the Internet, which has resulted in increased orders for delivery to be placed through floral direct marketers versus traditional retail florists;

  •
  the advent of retail consumer companies that deliver unarranged boxed flowers via common courier with no involvement of retail florists; and

  •
  the increased presence of supermarkets and mass merchants which has reduced the cash and carry floral business for the traditional retail florist.

          In addition, given that specialty gift products can be an alternative for special-occasion floral purchases, floral retailers and floral direct marketers have expanded their product offerings to include items such as home, garden, gourmet, plush toys and other gift products.

          The primary channels for floral retail distribution and FTD's role within each distribution channel are:

          Florists.    There are an estimated 48,300 retail florists in the U.S. We estimate that retail florists represent between 43% and 47% of the floral retail market. Approximately 53% of these florists are sole proprietorships with no external payroll. Retail florists have expanded merchandise offerings to include giftware, indoor plants, outdoor nursery stock, seasonal decorations, artificial trees and other merchandise to counteract the entrance into the floral retail market of supermarket chains, which historically had focused on the fresh cut flower business, and the expansion of other retail channels. This expansion also helps balance the seasonal nature of floral retail sales. Our Florist Segment is a supplier to retail florists, providing products and services to FTD-member florists to facilitate their ability to send, receive and deliver orders to effectively operate and grow their businesses. We do not own or operate any retail locations.

          Floral Direct Marketers.    Floral direct marketers take floral orders from consumers by telephone or over the Internet. We estimate that floral direct marketers, including retail consumer companies that deliver unarranged boxed flowers via common courier with no involvement of retail florists, represent between 5% and 7% of the floral retail market. These direct marketers represent a rapidly growing portion of the floral delivery sub-segment of the overall floral retail market, benefiting from national exposure, online presence and prominent toll-free phone numbers. Within the floral marketing channel, Internet-sourced orders have been experiencing significantly higher growth than telephone orders due to several key factors, including consumers' preference for previewing floral orders prior to making a purchase, the ability to obtain detailed product information, the convenience of shopping online and the ability to be personally reminded of upcoming purchasing occasions. Through our www.ftd.com Web site and our 1-800-SEND-FTD toll-free telephone number, we are one of the largest floral direct marketers in the U.S. We transmit orders received through our www.ftd.com Web site and toll-free telephone number to florists for processing and delivery.

          Supermarkets.    Food retailers are becoming an increasingly important distribution channel in the floral retail market. As food retailers increasingly focus on serving a full range of everyday customer needs, supermarkets often include flowers in their merchandise assortment. There are approximately 22,500 supermarkets that sell flowers in the U.S. We estimate that food retailers represent between 21% and 25% of the floral retail market. Our Florist Segment is a supplier to supermarkets. We currently provide services to approximately 2,800 supermarket locations in North America.

          Other Retailers.    During the past decade, mass merchants, home improvement and other retail locations have increased their presence in the floral retail market, adding floral products to their merchandise assortments. There are approximately 37,000 mass merchant locations selling floral items in the U.S. We estimate that mass merchants represent between 24% and 28% of the floral retail market. Our Florist Segment is a supplier to other retailers, as we are pursuing channel initiatives, such as FTD-branded store-in-store floral displays and departments at various mass market retailers.

          Suppliers and service providers to the retail floral market include:

          Wire-Service Providers.    By operating clearinghouses and electronic communication networks, wire-service providers enable inter-florist communication, order routing and billing. The wire-service market is highly concentrated. Prior to 2000, there were three primary wire-service providers: FTD, American Floral Services and Teleflora. With the 2000 acquisition of American Floral Services by Teleflora, the number of major floral wire-service providers decreased to two primary providers. A third market participant, Bloomlink, is a smaller floral wire-service provider operated by 1-800-FLOWERS.COM, Inc. While new entry into the market is not impossible, our management believes that a new entrant would be disadvantaged significantly because of the large networks that already exist in the floral industry. Larger networks have the opportunity to provide greater incoming order volume per member and enhanced coverage during peak floral holiday periods.

          Wholesalers of Flowers and Floral Supplies.    Wholesalers distribute and market fresh-cut flowers and greens, potted plants and floral-related hard goods to retail florists, supermarkets and other floral retailers. The domestic wholesale market is highly fragmented and includes approximately 1,000 independent wholesalers, including our Specialty Wholesaling sub-segment. These are primarily small, family-owned firms that operate from single locations or from a small number of regional outlets. We estimate that the wholesale market for flowers and floral supplies is between $4.0 to $5.0 billion per year, approximately 25% of which is related to hard goods and approximately 75% of which is related to perishable products.

          The following describes the operations of the floral industry and an overview of how we participate in floral transactions:

          Ordering Consumer to Retail Florists or Floral Direct Marketers.    Floral retail sales can be grouped into two categories: (i) cash and carry and (ii) delivery. The cash and carry category consists of flowers and other products that are sold to customers who take the merchandise with them. Since we do not own or operate any retail locations, we do not participate in the cash and carry category. The delivery category consists of deliveries made by a local florist who takes and delivers the order and deliveries made by a local florist who has received the order from another florist or a floral direct marketer. In the second case, the retail florist or floral direct marketer who takes the order from the consumer identifies a retail florist operating at the delivery destination, sometimes referred to in this prospectus as the "Receiving Florist," who fulfills the order by creating an arrangement and delivering it to the receiving consumer. Our Consumer Segment is a floral direct marketer. Since we do not own or operate any retail locations, we do not act as a Receiving Florist.

          Role of Wire-Service Providers between the Retail Florist or Floral Direct Marketer and Receiving Florist.    For deliveries made by a Receiving Florist who has received the order from a retail florist or floral direct marketer, the retail florist or floral direct marketer needs to communicate order information to the Receiving Florist regarding the floral selection, the consumer's accompanying message, the recipient's name and address, the time of delivery and a host of other details. In addition, the retail florist or floral direct marketer needs to remit payment to the Receiving Florist. Wire-service providers enable this coordination by providing electronic order transmission networks for communication and by providing clearinghouse services for billing and inter-florist settlement. Our Mercury Technology sub-segment participates in this sub-sector by operating the Mercury Network, an order transmittal network. Our Member Services sub-segment participates in this sub-sector by providing clearinghouse services to FTD-member florists.

          Receiving Florist to Receiving Consumer.    Having designed the floral arrangement according to the order specification, the Receiving Florist then delivers the product to the consumer. We do not participate in this sub-sector as these orders are fulfilled by local retail florists.

          Role of Wholesalers.    In order to fulfill orders, whether directly received from the consumer or via a wire-service, florists need to have a variety of floral arrangement components (including greens, flowers, etc.) and non-floral or "hard" goods (including vases, greeting cards, etc). This process usually incorporates a two- or three-step distribution chain with the florist directly interacting with a wholesaler. Our Specialty Wholesaling sub-segment participates in this sub-sector by supplying member and non-FTD-member florists with floral and non-floral goods purchased, through importers, from growers or manufacturers.

          Typical Transaction Economics.    The economics for floral out-of-town delivery orders are consistent throughout the industry. The retail florist or floral direct marketer retains 20% of the gross order value, the Receiving Florist receives 73% of the gross order value for fulfilling the order, and the wire-service provider earns a 7% commission for acting as a clearinghouse between the two florists. In addition, the Receiving Florist is charged $1.00 per order for each order transmitted electronically. The wire-service provider may also offer a rebate to the retail florist or floral direct marketer to encourage use of its services. The retail florist or floral direct marketer may also collect and retain a service fee in connection with processing the order.

Competition

          The consumer markets for flowers and specialty gifts are highly competitive and fragmented. In our Consumer Segment, we compete with both traditional distribution channels, other Web sites, floral and specialty gift direct marketers and catalog companies, including 1-800-FLOWERS.COM, Inc. and Proflowers.com. Although less fragmented, our Florist Segment also faces competition. Management believes that FTD and Teleflora are the two largest floral wire-service providers in the U.S. based on membership, with Teleflora being the larger of the two. Teleflora offers some products and services that are comparable to those we offer, and most florists subscribe to one or more of these competing services. In addition, 1-800-FLOWERS.COM, Inc. operates Bloomlink, a smaller floral wire-service provider.

BUSINESS

          FTD, Inc. is a Delaware corporation that commenced operations in 1994. The operations of Florists' Transworld Delivery, Inc., a Michigan Corporation, sometimes referred to in this prospectus as "FTDI," our principal operating subsidiary, include those of its wholly-owned subsidiaries, FTD.COM and FTD Canada, Inc., and its indirect wholly-owned subsidiary, Renaissance Greeting Cards, Inc. Substantially all of our operations are conducted through FTDI and its subsidiaries.

          We are a leading provider of floral-related products and services to consumers and retail florists in the approximately $14 billion U.S. floral retail market. Our business is supported by our highly recognized FTD brand, which was established in 1910 and enjoys 96% brand recognition among U.S. consumers, as well as by our Mercury Man logo, which is displayed in approximately 50,000 floral shops globally. We conduct our business through two operating segments. Our Consumer Segment, primarily through our www.ftd.com Web site and our 1-800-SEND-FTD toll-free telephone number, offers same-day delivery of floral orders to nearly 100% of the U.S. and Canadian populations. As a result of our same-day delivery capability and our broad product selection, our Consumer Segment is one of the largest direct marketers of floral arrangements and specialty gifts in the U.S., generating 3.6 million orders from consumers in the fiscal year ended June 30, 2004. Our Florist Segment provides a comprehensive suite of products and services to enable our network of approximately 20,000 FTD-member florists to send and deliver flower orders. FTD-member florists are able to expand their revenues and reduce their operating costs by participating in the inter-city floral delivery market and utilizing FTD's business services, technology, branded merchandise and improved operating practices. For the twelve-month period ended December 31, 2004, we generated total revenues of $417.0 million. We have no material foreign operations in the aggregate or individually.

          Our business segments are highly complementary, as floral orders generated by our Consumer Segment are delivered by our network of FTD-member florists. We believe that our strong brand name recognition, our complementary Florist and Consumer Segments, our customer database of approximately eight million floral and specialty gift consumers and our extensive network of FTD-member florists provide us with significant competitive advantages that would be difficult for a competitor to replicate. We believe these competitive advantages are the primary drivers of the strong growth in our revenues, which have increased at a compound annual growth rate of 10.7% from the fiscal year ended June 30, 2000 to the fiscal year ended June 30, 2004.

Consumer Segment

          Our Consumer Segment is an Internet and telephone marketer of flowers and specialty gift items to consumers, operating primarily through our www.ftd.com Web site and our 1-800-SEND-FTD toll-free telephone number. We typically offer over 400 floral arrangements and over 800 specialty gift items, including plants, gourmet gifts, holiday gifts, bath and beauty products, dried flowers, gifts for the home, garden products and stuffed animals.

          Consumers place orders at our www.ftd.com Web site or over the telephone, which we then transmit to florists or third-party specialty gift providers for processing and delivery. The Internet is our primary channel for orders, representing approximately 85% of our total order volume during the twelve month period ended December 31, 2004. Through our network of member florists, we are able to offer same-day delivery to nearly 100% of U.S. and Canadian populations. Additionally, the consumer segment routes floral orders through an international network of distributors enabling next-day delivery in over 150 countries. Through third-party manufacturers and distributors, we offer next-day delivery of specialty gift orders throughout the U.S. Our Consumer Segment has very low working capital requirements because FTD-member florists and specialty gift providers maintain all physical inventory and bear the cost of warehousing and distribution facilities. As a result, our Consumer Segment does not own or operate any retail locations.

          We have experienced significant growth in our Consumer Segment over the last five fiscal years, with revenues having increased at a compound annual rate of 25.4% from the fiscal year ended June 30, 2000 to the fiscal year ended June 30, 2004. We believe this growth has been driven by the strength of the FTD brand, consumers' preference for purchasing floral arrangements on the Internet (permitting arrangements to be conveniently previewed before purchase), our growing presence in the specialty gift market and our direct marketing expertise. For the twelve-month period ended December 31, 2004, our Consumer Segment generated revenues of $230.2 million, representing 55.2% of our total revenues.

Florist Segment

          Our Florist Segment provides a comprehensive suite of products and services to enable florists to send and deliver floral orders. We provide these services to our network of approximately 20,000 independent FTD-member florists located primarily in the U.S. and Canada, as well as to other retailers offering floral products. Our Florist Segment is comprised of three sub-segments: Member Services, Mercury Technology and Specialty Wholesaling. For the twelve-month period ended December 31, 2004, our Florist Segment generated revenues of $186.8 million, representing 44.8% of our total revenues.

  •
  Member Services.    Our Member Services sub-segment is the primary provider of our suite of business services to FTD-member florists. These services are designed to promote revenue growth and enhance the operating efficiencies of FTD-member florists. Through our Member Services sub-segment, we provide FTD-member florists access to the FTD brand and the Mercury Man logo, supported by national advertising, order clearinghouse services (which eliminate counterparty credit risks between sending and receiving florists), a quarterly directory publication of FTD-member florists, credit card processing services, e-commerce Web site development and maintenance and a 24-hour telephone answering and order-taking service. In addition, we provide the Floral Selections Guide, a counter display published by FTD featuring FTD products for all occasions. Our members pay for these services through monthly membership dues and activity-based fees, such as per order charges. We support the value of FTD membership through our national advertising campaign, which generates consumer demand for floral orders, thereby increasing the revenues of our FTD-member florists' retail locations. FTD membership also provides FTD-member florists with a nationally recognized brand which they can use on a variety of important marketing materials including their store front, direct mail pieces, Web sites and other consumer marketing materials. For the twelve-month period ended December 31, 2004, Member Services generated revenues of $110.2 million.

  •
  Mercury Technology.    Our Mercury Technology sub-segment provides access to our proprietary Mercury Network, which links the majority of FTD-member florists. Our Mercury Technology sub-segment sells and leases basic software and hardware for transmitting and receiving orders, as well as software and hardware that provide full back-end systems to manage a florist's business. Through these systems, the Mercury Network enables FTD-member florists to electronically transmit orders and send messages to other FTD-member florists, for which we receive monthly fees in addition to per-order and per-message fees. For the twelve-month period ended December 31, 2004, Mercury Technology generated revenues of $28.5 million.

  •
  Specialty Wholesaling.    Through our Specialty Wholesaling sub-segment, we act as a national wholesaler to FTD-member florists, as well as provide products and services to other retail locations offering floral selections. This sub-segment sells FTD-branded and non-branded hard goods and cut flowers as well as greeting cards, packaging, promotional products and a wide variety of other floral-related supplies. During holiday seasons such as Valentine's Day, Mother's Day and Christmas, we design specialized floral bouquets with exclusive FTD containers and feature these exclusive FTD products in our national television and print advertising campaign and on the heavily trafficked www.ftd.com Web site. FTD-member florists are then able to display and offer customers these exclusive products. For the twelve-month period ended December 31, 2004, Specialty Wholesaling generated revenues of $48.1 million.

Competitive Strengths

          We believe our core strengths are as follows:

  Highly Recognized Floral Brand

          The FTD brand and Mercury Man logo enjoy significant global recognition within the floral industry and among consumers. They are featured in approximately 20,000 FTD-member florist locations in the U.S. and Canada and, through licensing agreements, the Mercury Man logo is displayed in approximately 30,000 additional retail florist locations in 150 countries outside of North America. The strong recognition of the FTD brand and Mercury Man logo provide competitive advantages for both our Consumer and Florist Segments.

          Consumer Segment.    We believe our brand recognition drives substantial traffic to our www.ftd.com Web site and our 1-800-SEND-FTD telephone ordering service, enabling us to achieve lower marketing costs per order than our major competitors. In addition, we believe the FTD brand's reputation for quality increases the percentage of people who place orders while visiting our www.ftd.com Web site and results in strong average order values.

          Florist Segment.    Over the past 90 years, the FTD brand has developed a reputation for quality and dependability among florists and consumers. Our brand allows our Florist Segment to attract new FTD-member florists and retain existing FTD-member florists, who find that our brand recognition enhances their businesses and provides them with a competitive advantage. We are also leveraging the strength of our brand to enter new channels, such as mass market retailers and supermarkets, with innovative products and services.

  Strong Competitive Position in Attractive Core Markets

          Consumer Segment.    Our Consumer Segment is the second-largest participant in the fragmented floral direct marketing channel, which management believes is the fastest growing channel within the retail floral market. Historically, within the floral direct marketing channel, we have increased our share relative to our largest competitor. This share increase is due, in part, to a shift in consumer preference toward ordering flowers via the Internet and to our relative strength in this rapidly growing channel. Orders and revenue of our Consumer Segment, which includes both floral products and specialty gifts, have grown at compound annual rates of 23.1% and 25.4%, respectively, from the fiscal year ended June 30, 2000 through the fiscal year ended June 30, 2004.

          Florist Segment.    Our Florist Segment is the second-largest participant in the highly concentrated floral wire-service market, which enjoys significant barriers to entry with respect to clearinghouse services, the largest component of our Member Services revenues. These barriers include the significant number of floral orders already processed through our clearinghouse and those of our major competitors (including, in our case, orders from our Consumer Segment). We believe our competitive strength in our Florist Segment is driven by FTD's established brand, the value of our extensive membership base, our national sales force and the strength of our relationships with FTD-member florists.

  Highly Complementary Business Segments

          Our Consumer and Florist Segments are highly complementary and we are a leading floral industry participant with significant operations in both the consumer and florist services segments of the industry. As floral and specialty gift direct marketers continue to become an increasingly important part of the floral retail industry via the Internet and telephone, we believe our ability to operate in both the consumer and florist services segments of the industry will enhance our competitive position.

          Consumer Segment.    FTD-member florists provide a high quality nationwide order fulfillment vehicle for our Consumer Segment, which we believe would be difficult to replicate. The ability to access approximately 20,000 florists allows our Consumer Segment to offer same-day delivery of floral orders to nearly 100% of the U.S. and Canadian populations. It also allows our Consumer Segment to process peak order flow substantially above that of our average daily order flow without any meaningful incremental investment in systems or infrastructure.

          Florist Segment.    One of the principal benefits to a florist of membership in the FTD network is enhanced order flow. Our www.ftd.com Web site and our 1-800-SEND-FTD toll-free telephone number support our Florist Segment by providing a strong and growing flow of floral orders for fulfillment by FTD-member florists, thus increasing the value of FTD membership to florists. For example, in the fiscal year ended June 30, 2004, our Consumer Segment provided 2.7 million floral orders to FTD-member florists. Orders generated by our Consumer Segment are sent over the Mercury Network, generating clearinghouse fees and transmission fees from, and driving hardware and software sales to, FTD-member florists receiving these orders.

  Scalable Business Model Generating Substantial Free Cash Flow

          We believe our business model is attractive due to our ability to scale to meet increasing volume within both our Consumer and Florist Segments with limited capital investments. Our systems and infrastructure are capable of handling significant growth in both consumer and FTD-member florist order volume with minimal incremental investment. Our FTD-member florists and third-party specialty gift providers maintain the "bricks and mortar" and virtually all of the floral and specialty gift physical inventory, and bear the cost of warehousing and distribution. Additionally, our Consumer Segment has attractive working capital characteristics that result from consumers paying for floral and specialty gift orders before we pay florists and specialty gift providers to deliver them. We also have low capital expenditure requirements, averaging $4.9 million annually during the last three fiscal years. As a result, we generate substantial free cash flow (before interest expense).

Business Strategy

          Our primary objectives are to capitalize on the rapidly growing floral and specialty gift direct marketing industry and leverage our strong position in the floral wire service market to profitably grow both our Consumer and Florist Segments. We intend to achieve those objectives with the following strategic initiatives:

  Consumer Segment

          Continue to Add and Retain Customers.    As a result of the strength of the FTD brand, our highly developed direct marketing expertise and our www.ftd.com Web site, we added approximately 1.7 million new customers during the fiscal year ended June 30, 2004. We plan to add new customers by continuing to expand our existing marketing efforts, focusing on highly trafficked Internet Web sites and companies with large consumer databases. Additionally, we are entering new consumer markets, such as the corporate gifting market, to drive continued growth in orders through access to new consumer bases. Once a customer has purchased floral or specialty gift products from us, we market our products to the customer through e-mail, direct mail and other marketing vehicles to encourage repeat purchases. During the fiscal year ended June 30, 2004, approximately 53% of our orders were generated from repeat customers.

          Pursue Growth in Specialty Gift Categories.    We are increasing our presence in this market by developing a broader offering of specialty gift items, all of which are orders fulfilled by third party manufacturers which maintain all physical inventory and bear the cost of warehousing and distribution facilities. In the fiscal year ended June 30, 2004, specialty gift orders represented 25.4% of our Consumer Segment's order volume, compared with 15.7% in the fiscal year ended June 30, 2002. During this time, the number of specialty gift orders we received more than doubled. Our direct marketing expertise and brand strength allow us to attract a wide range of quality specialty gift manufacturers.

          Expand Lower Priced Floral Offerings.    During the fiscal year ended June 30, 2003, we began offering a lower-priced rose assortment targeted at everyday purchasers and younger, less-affluent consumers. We believe this is a growing segment of the market and we are expanding our marketing efforts and product offerings targeting this segment. Our network of FTD-member florists enables us to offer same day delivery of these products, which we believe is a competitive advantage over our competitors who offer delivery primarily on a next day basis through common courier.

  Florist Segment

          Continue to Increase Product Offering Penetration, the Suite of Products and Services Offered and Membership.    We intend to drive product and service offering penetration and florist membership growth through continued improvement in our product and service offerings, simplified pricing strategies and improved sales and service capabilities. We simplified the pricing structure for a number of services we provide to florists, which has reduced up-front fees in favor of a more variable pricing structure based on FTD-member florists' usage of our services. We believe that this variable pricing structure appeals to FTD-member florists and has contributed to increased sales of our products and services. During the past three years, we have also more than doubled our sales force to approximately 80 representatives to provide FTD-member florists with more frequent, person-to-person contact and improved customer service. Additionally, we are enhancing our suite of offerings. Our new introductions include a number of advertising options for florists which provide the potential for increased orders, improved Web sites and delivery confirmation and direct marketing functionality within our technology products. For the twelve month period ended December 31, 2004, our Florist Segment had revenues of $186.8 million, representing 8.9% growth over the twelve month period ended December 31, 2003.

          Develop Channel Expansion Opportunities.    We are currently pursuing opportunities to expand our presence in a number of channels that have not historically represented a meaningful portion of our revenues. For example, we believe the supermarket channel represents an excellent opportunity to increase our membership and product penetration. To capitalize on this opportunity, we have recently created custom-tailored offerings designed for the approximately 22,500 supermarkets that sell flowers in the U.S. Within North America, we currently provide services to approximately 2,800 supermarket locations. We are also pursuing channel initiatives such as FTD-branded store-in-store floral displays and departments at various mass market retailers.

Seasonality

          In view of seasonal variations in the revenues and operating results of our Florist and Consumer Segments, we believe that comparisons of our revenues and operating results for any period with those of the immediately preceding period or the same period of the preceding fiscal year may be of limited relevance in evaluating our historical performance and predicting our future financial performance. Our working capital, cash and short-term borrowings also fluctuate during the year as a result of the factors set forth below.

          Our business is seasonal. For example, we generated 18.5%, 24.4%, 26.8% and 30.3% of our total revenue in the three-month periods ended September 30, December 31, March 31 and June 30 of fiscal year 2004, respectively. Our quarterly revenue and operating results typically exhibit seasonality similar to that experienced in the fiscal year ended June 30, 2004. For example, revenue and operating results tend to be lower for the quarter ending September 30 because none of the most popular floral and gift holidays, which include Valentine's Day, Easter, Mother's Day, Thanksgiving and Christmas, fall within that quarter. In addition, depending on the year, the popular floral holiday of Easter sometimes falls within the quarter ending March 31 and sometimes falls within the quarter ending June 30. For the fiscal year ended June 30, 2002, Easter was during the third quarter, while Easter fell within the fourth quarter for the fiscal years ended June 30, 2003 and 2004.

          In addition, our historical year over year total revenue and operating results have fluctuated in the first quarter related to the revenue generated from the Floral Selections Guide, which had been published bi-annually. Beginning in fiscal year 2005, we began billing and recording revenue related to the Floral Selections Guide on a monthly basis, which will eliminate the bi-annual fluctuation experienced historically.

Trademarks

          Our intellectual property portfolio includes service marks, trademarks and collective trademarks that distinguish the services and products offered by us or our member florists from those offered by other companies.

          The "FTD" word mark and the "Mercury Man" logo are registered in the United States, Canada and other jurisdictions throughout the world for various products and services. These marks are used directly by us or under license by member florists and FTD.COM.

          Other registered trademarks and service marks of ours include "Florists' Transworld Delivery," "Mercury" and "Mercury Network." We also have registered collective trademarks, which are used under license by its member florists and FTD.COM for floral products and related items. These collective trademarks include "Autumn Splendor," "Big Hug," "Birthday Party," "Chicken Soup," "Sweet Dreams," "Thanks A Bunch" and the "FTD Anniversary Bouquet." In addition, we have applied to register certain other trademarks, service marks and collective trademarks in the United States and other countries, and likely will seek to register additional marks, as appropriate. It is possible that some of these applications to register additional marks will not result in registrations.

          We also use various marks under license, including the "Interflora" mark. We are the exclusive licensee to use this mark in North America and South America, as well as other countries including, but not limited to, Japan, South Korea, Panama, the Philippine Islands and Taiwan.

Employees

          At June 30, 2004, we employed approximately 840 full-time employees, including a field sales staff of approximately 80 employees. We consider our relations with our employees to be good. None of our employees is currently covered by a collective bargaining agreement.

Properties

          Our principal executive offices, consisting of approximately 120,000 square feet of office space, are owned by us and are located in Downers Grove, Illinois. In addition, we lease office space in Sanford, Maine for our Renaissance operations, an independent warehouse and distribution facility in Cincinnati, Ohio for product distribution and office space in Centerbrook, Connecticut and Medford, Oregon for two of our internal call centers. Our management believes that our facilities are adequate for our current operations.

Legal Proceedings

          In March 2002, FTD, FTD.COM and the directors of FTD and FTD.COM were named as defendants in five class action lawsuits filed in Wilmington, Delaware, which were consolidated under the name "In RE FTD.COM Inc. Shareholders Litigation." The class action lawsuits made several allegations, including that insufficient stock of FTD was exchanged for FTD.COM stock and breach of fiduciary duties by the directors.

          On behalf of all defendants, FTD settled the consolidated class action lawsuits. Such settlement was approved by the court and included no finding of wrongdoing on the part of any of the defendants, or any other finding that the claims alleged had merit.

          Pursuant to the settlement agreement, FTD agreed to issue shares of Class A common stock valued at $10.7 million in full and final settlement of the case. In connection with the settlement, FTD recorded an $11.0 million charge in the fourth quarter of the fiscal year ended June 30, 2003 with respect to the settlement which included costs related to issuing and distributing the settlement shares. In November 2003, pursuant to the court approved settlement agreement, FTD, on behalf of all defendants, distributed 139,493 shares of Class A common stock valued at $3.4 million as payment for a portion of the $10.7 million settlement liability. Pursuant to the terms of the settlement agreement, we are obligated to pay the remaining $7.3 million in cash to the members of the class, which payment is anticipated to be made during the fiscal year ending June 30, 2005. Pursuant to the terms of FTD's senior credit facility, we placed $7.3 million into an escrow account at the consummation of the 2004 Merger to fund this obligation.

          FTD pursued claims against two of its insurance carriers, one that provided coverage to FTD and its directors and officers and another that provided coverage to FTD.COM and its directors and officers. In the second quarter of the fiscal year ended June 30, 2004, FTD recorded a gain of $1.5 million as a result of a settlement with the insurance carrier that maintained a policy covering FTD and its directors and officers. The insurance carrier that maintained the policy covering FTD.COM and its directors and officers initiated litigation seeking to deny coverage for the shareholder lawsuits, which were settled pursuant to the settlement agreement. We believe that FTD.COM and the individual defendants are entitled to coverage and have filed responsive pleadings to that effect. Both parties have filed their respective motions for summary judgement, which have been fully briefed and are before the court for a ruling. Any further recoveries relating to the settlement will be recorded as Other Income in the period realized.

          On December 30, 2003, Teleflora filed a complaint against FTD in the U.S. District Court for the Northern District of California in San Jose. The complaint included principal allegations of misappropriation of trade secrets, copyright infringement, unfair competition, intentional interference with contracts and various counts of fraud through unauthorized access to Teleflora software by FTD. Teleflora sought compensatory damages as well as punitive damages and injunctive relief. FTD answered the complaint, asserted affirmative defenses and brought counterclaims against Teleflora, including antitrust claims for attempting to monopolize the wire service market.

          Pursuant to a settlement agreement and mutual release, Teleflora and FTD dismissed their respective claims with prejudice on January 12, 2005. Under the agreement, FTD can continue to use its existing wire service interface (which obtains information from Teleflora's Dove Foreign System Interface module) with its existing wire service interface customers.

          In addition, we are involved in various claims and lawsuits and other matters arising in the normal course of business. In the opinion of our management, although the outcome of these claims and suits are uncertain, they should not have a material adverse effect on our financial condition, liquidity or results of operations.

MANAGEMENT

Directors and Executive Officers

          The following table sets forth certain information regarding our directors and executive officers.

Name	Age	Position
Michael J. Soenen	34	Director, President and Chief Executive Officer
Carrie A. Wolfe	34	Chief Financial Officer
Jon R. Burney	62	Vice President, General Counsel and Secretary
Marcia L. Chapman	38	Executive Vice President of Marketplace
Lawrence W. Johnson	37	Executive Vice President of Mercury Technology
Daniel W. Smith	37	Executive Vice President of FTD.COM
William J. Van Cleave	40	Executive Vice President of Member Services
George T. Kanganis	49	Executive Vice President of Sales
Robert S. Apatoff	46	Director
Ted C. Nark*	46	Director
Peter J. Nolan	46	Chairman of the Board
John M. Baumer	37	Director
Timothy J. Flynn	32	Director

*
We intend to appoint Ted C. Nark to our board of directors prior to the consummation of this offering.

  Directors

          Michael J. Soenen.    Mr. Soenen has served as the President and Chief Executive Officer and a Director of FTD, and has served as a Director and Chief Executive Officer of FTD's holding company, FTD Group, Inc., since May 2004, and was appointed President of FTD Group, Inc. in November 2004. Previously, Mr. Soenen served as the President and Chief Operating Officer of FTD and FTDI from October 2002 to February 2004 and a director of FTD from November 2002 to February 2004. From May 1999 until October 2002, Mr. Soenen served as the President and Chief Executive officer of FTD.COM. From January 1997 through May 1999, he served as Vice President-Marketing of FTD and Director of Sales Promotion for FTD. Mr. Soenen was an associate at Perry Corp. from August 1996 to December 1996. From July 1993 to July 1996, Mr. Soenen worked for Salomon Brothers Inc., an investment banking firm. Mr. Soenen received a Bachelor of Arts from Kalamazoo College in 1992.

          Robert S. Apatoff.    Mr. Apatoff has served as a director of FTD Group, Inc. since May 2004. Mr. Apatoff has been President and Chief Executive Officer of Rand McNally & Company since July 2003. From 1999 to 2003, he was Senior Vice President and Chief Marketing Officer of Allstate Insurance Company and a member of Allstate's senior management team. Prior to Allstate, Mr. Apatoff held senior marketing positions at Aetna, Anheuser-Busch, L.A. Gear, Inc. and Reebok International, Ltd. Mr. Apatoff received a B.A. in Communications from DePauw University.

          Ted C. Nark.    Mr. Nark will be appointed as a director of FTD Group, Inc. prior to the consummation of this offering. Mr. Nark has been the Chief Executive Officer of White Cap Industries, Inc., a former Leonard Green & Partners, L.P. portfolio company, since April 2002. From 1998 until 2002, Mr. Nark was the Chief Executive Officer and Managing Director of Corporate Express Australia, a publicly traded, business-to-business office products distribution company in Australia. From 1992 until 1998, Mr. Nark worked for Corporate Express, Inc., as Northwest Division President

(from 1992 until 1995) and then as Group President (from 1995 until 1998). Mr. Nark presently serves on the Board of Directors of Leslie's Poolmart, Inc.

          Peter J. Nolan.    Mr. Nolan has served as a director since the consummation of the 2004 Merger in February 2004 and was named chairman in November 2004. Mr. Nolan is a managing partner of Leonard Green & Partners, L.P. Mr. Nolan is a manager of GEI Capital IV, LLC, an affiliate of Leonard Green & Partners, L.P. Prior to joining Leonard Green & Partners, L.P., Mr. Nolan was a Managing Director and Co-Head of Donaldson, Lufkin & Jenrette's Los Angeles Investment Banking Division, which he joined in 1990. Prior to 1990, Mr. Nolan was a First Vice President in corporate finance at Drexel Burnham Lambert from 1986 to 1990, and a Vice President at Prudential Securities, Inc. from 1982 to 1986. Mr. Nolan presently serves on the Board of Directors of AsianMedia Group LLC, Liberty Group Publishing, Inc., Rand McNally & Company, Werner Holding Co., Inc. and Activision, Inc. and has served as a director of FTD Group, Inc. since its formation. Mr. Nolan is a Trustee of Cornell University where he received a Bachelor of Science and an M.B.A. from the Johnson Graduate School of Management at Cornell University.

          John M. Baumer.    Mr. Baumer has served as a director since the consummation of the 2004 Merger in February 2004. Mr. Baumer has been a partner of Leonard Green & Partners, L.P. since January 2001. Prior to becoming a partner, Mr. Baumer had been a vice president at Leonard Green & Partners, L.P. since May 1999. Mr. Baumer is a member of GEI Capital IV, LLC, an affiliate of Leonard Green & Partners, L.P. Prior to joining Leonard Green & Partners, L.P., Mr. Baumer was a vice president in the corporate finance division of Donaldson, Lufkin & Jenrette in Los Angeles since 1999 and an associate at Donaldson, Lufkin & Jenrette since 1995. Mr. Baumer presently serves on the Board of Directors of Intercontinental Art, Inc., Leslie's Poolmart, Inc., Phoenix Scientific, Inc., VCA Antech, Inc. and Rand McNally & Company and has served as director of FTD Group, Inc. since its formation. Mr. Baumer received a Bachelor of Business Administration from the University of Notre Dame and an M.B.A. from the Wharton School at the University of Pennsylvania.

          Timothy J. Flynn.    Mr. Flynn has served as a director since the consummation of the 2004 Merger in February 2004. Mr. Flynn has been a partner of Leonard Green & Partners, L.P. since January 2005. Prior to becoming a partner, Mr. Flynn had been a vice president of Leonard Green & Partners, L.P. since March 2003. Prior to joining Leonard Green & Partners, L.P., Mr. Flynn was a Director in the Investment Banking Division of Credit Suisse First Boston in Los Angeles, which he joined in 2000 following Credit Suisse First Boston's acquisition of Donaldson, Lufkin & Jenrette. Prior to the acquisition, Mr. Flynn worked in the Investment Banking Division of Donaldson, Lufkin & Jenrette since 1996. From 1994 to 1996, Mr. Flynn worked in the Mergers and Acquisitions group at Paine Webber Incorporated. Mr. Flynn earned a dual Bachelor of Arts degree from Brown University.

  Executive Officers

          Carrie A. Wolfe.    Ms. Wolfe rejoined FTD as the Chief Financial Officer in August 2004. Previously, Ms. Wolfe served as the Chief Financial Officer and Treasurer from March 2002 to April 2004. In November 2004, Ms. Wolfe was appointed Chief Financial Officer of FTD's holding company, FTD Group, Inc. From November 1999 to March 2002, Ms. Wolfe served as Chief Financial Officer, Vice President—Finance and Accounting and Controller of FTD.COM. Prior to joining FTD in November 1999, she was Director of Finance and Director of Financial Reporting, as well as serving in various other capacities, at Whitman Corporation, from October 1995 to November 1999. From June 1992 to September 1995, Ms. Wolfe worked in the auditing group at Price Waterhouse (now PricewaterhouseCoopers LLP), an independent public accounting firm. Ms. Wolfe received a Bachelor of Science in Accounting from the University of Illinois in 1992 and is a Certified Public Accountant.

          Jon R. Burney.    Mr. Burney has served as Vice President, General Counsel and Secretary of FTDI and as Secretary of FTD since October 2000. Since June 28, 2002, he has also served as Vice

President and General Counsel of FTD as well as Vice President, General Counsel and Secretary of FTD.COM. In November 2004, Mr. Burney was appointed Vice President, General Counsel and Secretary of FTD's holding company, FTD Group, Inc. Prior to joining FTD, Mr. Burney practiced law with the firm of Burney and Herthneck in Cleveland, Ohio for 18 years and he has been a member of the Ohio State Bar since 1968. Prior to that time, he was Vice President and General Counsel for Apcoa Inc. and counsel for the Apcoa division of ITT. Mr. Burney received a Bachelor of Arts from Denison University in 1964 and a Juris Doctor from The Ohio State University College of Law in 1967.

          Marcia L. Chapman.    Ms. Chapman was appointed as the Executive Vice President of Marketplace in August 2004. Since joining FTD in 1996, Ms. Chapman has served in various merchandising roles within FTD, most recently as the Vice President of Merchandising at FTD.COM. Prior to 1996, Ms. Chapman worked at Helene Curtis, Inc. (now Unilever) and Coopers & Lybrand (now PricewaterhouseCoopers LLP). She received her Bachelor of Science degree in Economics at the Wharton School of Business at the University of Pennsylvania in 1989 and her Masters of Management in 1994 at the Kellogg Graduate School of Management at Northwestern University.

          Lawrence W. Johnson.    Mr. Johnson was appointed as the Executive Vice President of Mercury Technology in October 2003. From 1997 to October 2003, Mr. Johnson served as Vice President—Human Resources, the Director of Administration and Tax Manager. Prior to joining FTD in 1997, Mr. Johnson worked as a Tax Manager for Culumber and Scanlan, Ltd., an independent public accounting firm. Mr. Johnson received a Bachelor of Science degree in Accounting from DePaul University in 1989 and is a Certified Public Accountant.

          Daniel W. Smith.    Mr. Smith was appointed the Executive Vice President of FTD.COM in October 2002. Since joining us in 1998, through October 2002, Mr. Smith has served as the Direct Marketing Manager, the Director of Direct Marketing and the Vice President of Marketing of FTD.COM. Prior to 1998, Mr. Smith worked at the Bradford Exchange in consumer direct and database marketing. He received a Bachelor of Science degree in Marketing at the University of Illinois in 1989.

          William J. Van Cleave.    Mr. Van Cleave was appointed as the Executive Vice President of Member Services in March 2002. In addition, he served as Executive Vice President of Mercury Technology from May 2002 to December 2002. From August 1999 through March 2002, Mr. Van Cleave served as Vice President-Marketing of FTD.COM. Prior to joining us in August 1999, he was the Marketing Director of americangreetings.com, the Internet marketing division of American Greetings Corporation, from November 1995 to July 1999. From August 1990 to October 1995, Mr. Van Cleave served in various other capacities at American Greetings Corporation. Mr. Van Cleave received a Bachelor of Science from Miami University in 1986 and a Masters of Business Administration from Case Western Reserve University in 1990.

          George T. Kanganis.    Mr. Kanganis was appointed as the Executive Vice President of Sales of FTD in December 2002. From October 2000 until December 2002, Mr. Kanganis served as the Vice President of Sales and the Vice President of National Accounts. Prior to joining us in October 2000, Mr. Kanganis worked as the Vice President of National Accounts and in various other roles at Teleflora since 1989. Mr. Kanganis received a Bachelor of Science degree in Business Administration from Manhattan College in Riverdale, New York in 1979.

Executive Compensation

          The following table provides information relating to compensation for the fiscal years ended June 30, 2004, 2003 and 2002 for Michael J. Soenen, our President and Chief Executive Officer, and Jon R. Burney, Daniel W. Smith, William J. Van Cleave and Carrie A. Wolfe, our four other most highly compensated executive officers whose total salary and bonus, as determined pursuant to SEC rules, exceeded $100,000 (determined by reference to the fiscal year ended June 30, 2004) (collectively, sometimes referred to in this prospectus as the "Named Executive Officers," in addition to Robert L. Norton, the former Chairman of the Board and Chief Executive Officer. The amounts shown in the following table include compensation for services in all capacities provided to us.

		Annual Compensation			Long-Term Compensation Awards
Name and Principal Positions	Fiscal Year	Salary	Bonus(1)		Securities Underlying Options(#)	All Other Compensation
Michael J. Soenen President and Chief Executive Officer	2004 2003 2002	$256,731 322,115 249,039	$272,631 155,000 3,424,247	(2) (5)	— 91,000 —	$1,427,585 8,885 6,959	(3) (4) (6)
Jon R. Burney Vice President, General Counsel and Secretary	2004 2003 2002	202,693 194,900 186,708	179,474 85,000 —	(7)	— 18,000 —	7,690 7,990 7,120	(8) (9) (10)
Daniel W. Smith Executive Vice President of FTD.COM	2004 2003 2002	200,241 165,769 105,769	179,220 70,000 32,840	(11)	— 16,000 —	7,501 7,084 4,810	(12) (13) (14)
William J. Van Cleave Executive Vice President of Member Services	2004 2003 2002	226,346 219,231 199,039	134,632 80,000 99,520	(15)	— 39,000 —	8,487 7,631 5,723	(16) (17) (18)
Carrie A. Wolfe Chief Financial Officer	2004 2003 2002	240,485 223,269 149,616	500,000 105,000 72,310	(19)	— 40,000 —	718,205 9,432 4,670	(20) (21) (22)
Robert L. Norton* Former Chairman of the Board and Chief Executive Officer	2004 2003 2002	602,308 598,077 546,154	1,225,000 525,000 5,321,174	(23) (26)	— 195,000 —	2,105,037 5,276 4,846	(24) (25) (27)

*
Mr. Norton left FTD on May 12, 2004.

(1)
Includes cash bonuses paid in the fiscal year following the referenced fiscal year with respect to services rendered in the referenced fiscal year. See "Other Arrangements—Management Incentive Plan."

(2)
Represents a bonus of $22,631 for the fiscal year ended June 30, 2004 and a bonus of $250,000 related to the 2004 Merger.

(3)
Represents $1,421,875 in severance payment, $1,758 in flexible dollars for use in connection with FTD's benefit plan and $3,952 in matching contributions to FTD's 401(k) Retirement Savings Plan, sometimes referred to in this prospectus as the "401(k) Plan."

(4)
Represents $2,260 in flexible dollars for use in connection with FTD's benefit plan and $6,625 in matching contributions to the 401(k) Plan.

(5)
Represents a bonus of $186,780 for the fiscal year ended June 30, 2002 and a bonus of $3,237,467 related to the Predecessor's 2002 merger with FTD.COM.

(6)
Represents $2,084 in flexible dollars for use in connection with FTD's benefit plan and $4,875 in matching contributions to the 401(k) Plan.

(7)
Represents a bonus of $29,474 for the fiscal year ended June 30, 2004 and a bonus of $150,000 related to the 2004 Merger.

(8)
Represents $2,495 in flexible dollars for use in connection with FTD's benefit plan and $5,195 in matching contributions to the 401(k) Plan.

(9)
Represents $2,391 in flexible dollars for use in connection with FTD's benefit plan and $5,599 in matching contributions to the 401(k) Plan.

(10)
Represents $2,344 in flexible dollars for use in connection with FTD's benefit plan and $4,776 in matching contributions to the 401(k) Plan.

(11)
Represents a bonus of $29,220 for the fiscal year ended June 30, 2004 and a bonus of $150,000 related to the 2004 Merger.

(12)
Represents $2,495 in flexible dollars for use in connection with FTD's benefit plan and $5,006 in matching contributions to the 401(k) Plan.

(13)
Represents $2,069 in flexible dollars for use in connection with FTD's benefit plan and $5,015 in matching contributions to the 401(k) Plan.

(14)
Represents $2,018 in flexible dollars for use in connection with FTD's benefit plan and $2,792 in matching contributions to the 401(k) Plan.

(15)
Represents a bonus of $34,632 for the fiscal year ended June 30, 2004 and a bonus of $100,000 related to the 2004 Merger.

(16)
Represents $2,305 in flexible dollars for use in connection with FTD's benefit plan and $6,182 in matching contributions to the 401(k) Plan.

(17)
Represents $2,093 in flexible dollars for use in connection with FTD's benefit plan and $5,538 in matching contributions to the 401(k) Plan.

(18)
Represents $1,902 in flexible dollars for use in connection with FTD's benefit plan and $3,821 in matching contributions to the 401(k) Plan.

(19)
Represents a bonus of $500,000 related to the 2004 Merger.

(20)
Represents $712,500 in severance payment, $484 in flexible dollars for use in connection with FTD's benefit plan and $5,221 in matching contributions to the 401(k) Plan.

(21)
Represents $565 in flexible dollars for use in connection with FTD's benefit plan and $8,867 in matching contributions to the 401(k) Plan.

(22)
Represents $860 in flexible dollars for use in connection with FTD's benefit plan and $3,810 in matching contributions to the 401(k) Plan.

(23)
Represents a bonus of $1,225,000 related to the 2004 Merger.

(24)
Represents $2,100,000 in severance payment, $2,268 in flexible dollars for use in connection with FTD's benefit plan and $2,769 in matching contributions to FTD's 401(k) Plan.

(25)
Represents $2,507 in flexible dollars for use in connection with FTD's benefit plan and $2,769 in matching contributions to the 401(k) Plan.

(26)
Represents a bonus of $5,321,174 related to the Predecessor's 2002 merger with FTD.COM.

(27)
Represents $2,308 in flexible dollars for use in connection with FTD's benefit plan and $2,538 in matching contributions to the 401(k) Plan.

Option/Stock Appreciation Rights Grants in Last Fiscal Year

          We and FTD (prior to the 2004 Merger) did not grant any stock options or SARs to Named Executive Officers or directors in the period from February 24, 2004 through June 30, 2004 or in the period from July 1, 2003 through February 23, 2004.

          On September 30, 2004, we granted an aggregate of 2,099,445 options to various employees. Outstanding non-qualified stock options are exercisable during a ten-year period beginning one to seven years after the date of grant. All stock options were granted with an exercise price equal to the fair market value on the date of grant.

Aggregated Option/SAR Exercises In Last Fiscal Year and Fiscal Year End Option/SAR Values

          No options were exercised during the period from February 24, 2004 through June 30, 2004. Under the Predecessor's Long-Term Equity Incentive Plan, an aggregate of 3,360 options were exercised during the period from July 1, 2003 though February 23, 2004. All stock options outstanding as of February 23, 2004 were canceled in connection with the 2004 Merger.

Employment Agreements

          Other Executive Employment Arrangements.    Pursuant to employment agreements between FTD and each of Jon R. Burney, Daniel W. Smith and William J. Van Cleave each dated as of May 20, 2003, and amended as of October 5, 2003 and February 24, 2004, each executive has agreed to serve as an officer of FTD or in a substantially similar position with any entity that acquires FTD through May 31, 2004, with the term of each agreement renewing automatically for one year periods thereafter unless terminated as provided in the agreement prior to the end of the term. Each executive has agreed to the following minimum base salaries or such greater amount as determined by the Board of Directors or the compensation committee plus a performance bonus as set by the Board of Directors or the compensation committee: Jon R. Burney, $195,000; Daniel W. Smith, $175,000 and William J. Van Cleave, $220,000. The employment agreements also provide that each executive is entitled to four weeks of paid vacation per year, reimbursement for all reasonable and necessary travel expenses and other disbursements incurred by each executive for or on our behalf and additional employment-related benefits that are made available from time to time to our employees who are at comparable levels to each executive. In addition, each executive's employment agreement provides that if:

  •
  FTD fails to renew his or her employment agreement at the end of its term;

  •
  FTD terminates the executive's employment without cause (other than during a change of control period); or

  •
  the executive resigns following his or her assignment to a position that represents a material diminution in his or her operating responsibilities (other than during a change of control period);

then the executive is entitled to receive certain termination benefits, which include the continuation of his or her most recent base salary for one year from the effective date of any such termination and any pro rata bonus to which the executive may be entitled pursuant to the agreement.

          In addition, each employment agreement provides that the executive is entitled to receive certain severance benefits upon a change of control if, during the two years following a change of control, his or her employment is terminated or not renewed (other than for cause, death or permanent disability) or he or she resigns because:

  •
  FTD fails to elect or re-elect or otherwise to maintain the executive in the office or the position, or a substantially equivalent office or position, which he or she held immediately prior to the change of control;

  •
  there is (i) a material adverse change in the nature or scope of the authorities, powers, functions, responsibilities or duties attached to the position that the executive held immediately prior to a change of control (except for changes resulting from us ceasing to be a public company or the executive no longer having the duties held by an officer of a public company); (ii) a reduction in the executive's base salary or a material modification in the scope of his or her right to participate in any bonus program offered to similarly-situated employees as in effect immediately prior to a change of control; or (iii) the termination, denial or reduction in scope or value of the executive's rights to certain additional employment-related benefits at least as great in the aggregate as those payable immediately prior to a change of control;

  •
  a change in the scope of the business or other activities for which the executive is responsible, which has rendered him or her unable to carry out any material portion of the duties attached to his or her position immediately prior to a change of control (except for changes resulting from us ceasing to be a public company or the executive no longer having the duties held by an officer of a public company;

  •
  FTD's liquidation, dissolution, merger, consolidation or reorganization or transfer of all or substantially all of FTD's business and/or assets; or

  •
  the executive is required to have his or her principal location of work changed to any location that is more than 50 miles from his or her current principal location of work immediately prior to a change of control.

          These benefits include, among other things, a lump sum payment equal to the sum of (i) his or her base salary for two years at the highest rate during the three years prior to termination, (ii) two times his or her target performance bonus for the fiscal year in which the change of control or termination occurs, whichever is higher, and (iii) any pro rata performance bonus to which he or she may be entitled for the fiscal year in which the change of control or termination occurs, whichever is higher. For two years after the date of termination, each executive is entitled to certain health benefits, life insurance and disability insurance and reasonable and customary executive outplacement services not to exceed $20,000.

          A "change of control" is defined in each executive's employment agreement to include:

  •
  the acquisition by any person of more than 50% of FTD's voting stock or the voting stock of FTDI;

  •
  a change in a majority of FTD's directors or the directors of FTDI;

  •
  the consummation of a reorganization, merger or consolidation or sale of all or substantially all of FTD's assets or the assets of FTDI; or

  •
  the approval by FTD's stockholders or the stockholders of FTDI of a complete liquidation or dissolution of FTD or FTDI.

          This offering, in and of itself, does not constitute a "change of control" under the executive employment agreements.

          Each executive's employment agreement also provides that any of the executive's outstanding stock options or restricted stock awards will become immediately exercisable or vest in full, as the case may be, upon a change of control.

          Under the terms of a confidentiality and non-competition agreement between FTDI and each of the executives, the executives have agreed not to engage in any business activity if such activity constitutes the sale or provision of floral products or services that are similar to, or competitive with, floral products or services then being sold or provided by FTDI or any of its subsidiaries or affiliated companies, while the executive is employed by FTDI and for a period of one year thereafter. In addition, under the agreement, each executive has agreed to certain provisions regarding the non-disclosure of confidential information and non-solicitation of employees of FTDI.

2005 Amended and Restated Equity Incentive Award Plan

          2005 Plan.    In January, 2005, our board of directors adopted, and our stockholders approved, our 2005 Amended and Restated Equity Incentive Award Plan, sometimes referred to in this prospectus as the "2005 Plan." The 2005 Plan amended and restated our Stock Option Plan originally adopted on September 30, 2004, sometimes referred to in this prospectus as the "Original Plan." The principal purpose of the 2005 Plan is to attract, retain and motivate selected employees, consultants and directors through the granting of stock-based compensation awards. The 2005 Plan provides for a variety of such awards, including non-qualified stock options, incentive stock options (within the meaning of Section 422 of the Code), stock appreciation rights, restricted stock awards, restricted stock unit awards, deferred stock awards, dividend equivalents, performance awards, performance-based awards and other stock-based awards. A total of                        shares of our common stock are reserved for issuance under the 2005 Plan. The 2005 Plan does not apply to stock options that were granted under the Original Plan prior to the effective date of the 2005 Plan, which continue to be subject to the terms and conditions of the Original Plan.

          Administration.    The 2005 Plan will be administered by our board of directors, unless and until our board of directors delegates administration to the compensation committee or other applicable committee of our board of directors. Upon and following the completion of this offering, the 2005 Plan will be administered by a committee which is comprised solely of at least two individuals who qualify as "non-employee directors," as defined in Rule 16-3(b)(3) of the Exchange Act and at least two "outside directors" pursuant to Section l62(m) of the Code. The compensation committee may delegate administration to one or more members of our board of directors. Our board of directors, or the committee if so empowered, has the power to interpret the 2005 Plan and to adopt such rules for the administration, interpretation and application of the 2005 Plan according to its terms. Our board of directors or the committee may also delegate to one or more of our officers the power to designate which of our non-officer employees shall receive stock awards, and the number of shares of our common stock that will be subject to each award, subject to a maximum aggregate number of shares specified by our board of directors or the committee at the time the delegation to the officers is made. However, our board of directors may not delegate to a committee or otherwise, the power to grant stock awards to independent directors.

          Grant of Awards.    Certain employees, consultants and directors are eligible to be granted awards under the 2005 Plan. Our board of directors, or the committee if so empowered, determines:

  •
  which employees, consultants, and directors are to be granted awards;

  •
  the type of award that is granted;

  •
  the number of shares subject to the awards; and

  •
  terms and conditions of such award, consistent with the 2005 Plan. Our board of directors, or the committee if so empowered, has the discretion, subject to the limitations of the 2005 Plan and applicable laws, to grant incentive stock options, non-qualified stock options, stock bonuses and rights to acquire restricted stock (except that only our employees may be granted incentive stock options).

          Limitation on Incentive Stock Option Treatment.    Even if an option is designated as an incentive stock option, no option will qualify as an incentive stock option if the aggregate fair market value of our common stock (as determined as of the date of grant) with respect to all of a holder's incentive stock options exercisable for the first time during any calendar year under the 2005 Plan exceeds

$100,000. Any option failing to qualify as an incentive stock option will be deemed to be a non-qualified stock option.

          Stock Option Exercise Prices.    Our board of directors, or the committee if so empowered, shall set the per share exercise price of stock options granted under the 2005 Plan, provided, that the per share option exercise price shall not be less than 100% of the fair market value of shares of our common stock on the grant date.

          Expiration of Stock Options.    The term of an option is set by our board of directors, or the committee if so empowered, subject to the following conditions: (1) no option term shall be longer than ten years from the date of grant; and (2) the option term for an incentive stock option granted to a person owning more than 10% of the total combined voting power of all classes of our capital stock shall not exceed five years from the date of grant. Upon termination of an outstanding option holder's services with us, the holder may exercise his or her options within the period of time specified in the option grant, to the extent that the options were vested at the time of termination. Options granted under the 2005 Plan must be exercised within one year if the holder's services are terminated due to death, or by the date of expiration of the option as set forth in the option agreement, whichever is earlier.

          Other Equity Awards.    In addition to stock options, the committee may also grant to certain employees, consultants and directors stock appreciation rights, shares of restricted stock, restricted stock units, dividend equivalents, performance share awards, performance stock unit awards, stock payment awards, deferred stock awards, performance-based awards, or other stock-based awards, with such terms and conditions as our board of directors (or, if applicable, the committee) may, subject to the terms of the 2005 Plan, establish. Under the 2005 Plan, performance-based stock awards are intended to comply with the requirements of Section 162(m) of the Code and its underlying regulations, in order to allow these awards, when payable, to be fully tax deductible by us.

          Adjustments of Awards.    If the committee determines that a stock dividend, stock split, combination, merger, consolidation, spin-off, recapitalization or other change in our capitalization affects our common stock in a manner that causes dilution or enlargement of benefits or potential benefits under the 2005 Plan, then the committee may appropriately and equitably adjust:

  •
  the aggregate number of, and kind of, shares of our common stock subject to the 2005 Plan;

  •
  the number of, and kind of, shares of our common stock subject to the outstanding awards;

  •
  the price per share of our common stock upon exercise of outstanding options; and

  •
  the financial or other performance targets specified in each option agreement for determining the exercisability of options.

          Amendment and Termination.    Our board of directors, or the committee if so empowered, is generally authorized to adopt, amend and rescind rules relating to the administration of the 2005 Plan, and to amend, suspend and terminate the 2005 Plan. However, we must generally obtain approval of our stockholders: (1) to increase the number of shares of our common stock that may be issued under the 2005 Plan; (2) to extend the limit on the period during which options may be granted; or (3) to the extent required by applicable law, rule or regulation (including any applicable stock exchange rule).

Incentive Bonus Plan

          Our board of directors has adopted the Incentive Bonus Plan of FTD Group, Inc., sometimes referred to in this prospectus as the "Bonus Plan." The Bonus Plan permits a bonus committee appointed by our board of directors to select certain employees whom it considers to be key employees and who shall be eligible to receive bonuses with respect to any period of employment and based upon any performance criteria and subject to any terms and conditions that the bonus committee may determine. The bonus committee (and our board of directors) is authorized to adopt, amend and rescind rules relating to the administration of the Bonus Plan, and to amend, suspend and terminate the Bonus Plan.

Other Arrangements

          Management Incentive Plan.    Mr. Soenen, Mr. Burney, Mr. Smith, Mr. Van Cleave and Ms. Wolfe, along with other executive officers, are participants in FTD's Management Incentive Plan, sometimes referred to in this prospectus as the "MIP." The MIP covers approximately 40 key employees and provides additional compensation up to 150% of the employees' base salaries in the event that (1) we achieve one or more targets based on our earnings before interest, taxes, depreciation and amortization (subject to adjustments materially the same as those made in arriving at "Adjusted EBITDA" as presented in this prospectus), deferred compensation, management fees and other items or net income and sales and (2) the individual achieves specified goals. Mr. Soenen received bonuses of $22,631, $155,000 and $186,780, related to the fiscal years ended June 30, 2004, 2003 and 2002, respectively, pursuant to the MIP. Mr. Burney received bonuses of $29,474 and $85,000 related to fiscal years ended June 30, 2004 and 2003, respectively, pursuant to the MIP, but did not receive a bonus related to the fiscal year ended June 30, 2002. Mr. Smith received bonuses of $29,220, $70,000 and $32,840 related to fiscal years ended June 30, 2004, 2003 and 2002, respectively, pursuant to the MIP. Mr. Van Cleave received bonuses of $34,632, $80,000 and $99,520 related to fiscal years ended June 30, 2004, 2003 and 2002, respectively, pursuant to the MIP. Ms. Wolfe received bonuses of $105,000 and $72,310 related to fiscal years ended June 30, 2003 and 2002, respectively, pursuant to the MIP, but did not receive a bonus related to the fiscal year ended June 30, 2004.

Board Composition

          Our certificate of incorporation authorizes a board of directors consisting of at least two, but no more than ten, members. Upon the closing of this offering, our board of directors will consist of six directors, at least one of which, Ted C. Nark, will be independent. Within one year after this offering, our board will include a majority of independent directors, unless we are a "controlled company" as discussed below.

Committees of the Board of Directors

          We currently do not have any committees of the Board of Directors. Prior to the consummation of this offering, we intend to form an executive committee, an audit committee, a compensation committee and a nominating and corporate governance committee.

          Executive Committee.    Our executive committee will have all the powers and authority of our board of directors in the management of our business and affairs, except in respect of:

  •
  approving or adopting, or recommending to stockholders, any action or matter expressly required by the Delaware General Corporation Law, sometimes referred to in this prospectus as the "DGCL," to be submitted to stockholders for approval, and

  •
  adopting, amending or repealing any of our by-laws.

          Our executive committee will have the power and authority to submit recommendations to the board of directors with respect to all matters requiring action by the full board of directors prior to the board of directors taking any action, except those matters which applicable stock exchange listing or SEC rules require to be within the purview of our independent directors or which is otherwise in conflict with such rules.

          Audit Committee.    The audit committee will review our various accounting, financial reporting and internal control functions and will be responsible for (1) selecting our independent auditors, (2) approving the overall scope of the audit, (3) assisting the board in monitoring the integrity of our consolidated financial statements, our independent auditor's qualifications and independence, the performance of our independent auditor and our internal audit function and our compliance with relevant legal and regulatory requirements, (4) annually reviewing our independent auditors' report describing the auditing firm's internal quality-control procedures, any material issues raised by the most recent internal quality-control review, or peer review, of the auditing firm, (5) discussing the annual audited financial and quarterly statements with management and the independent auditor, (6) discussing earnings press releases and any financial information or earnings guidance provided to analysts and rating agencies, (7) discussing policies with respect to risk assessment and risk management, (8) meeting separately, periodically, with management, internal auditors and the independent auditor, (9) reviewing with the independent auditor any audit problems or difficulties and managements' response, (10) setting clear hiring policies for employees or former employees of the independent auditors, (11) handling such other matters that are specifically delegated to the audit committee by applicable law or regulation or by the board of directors from time to time and (12) reporting regularly to the full board of directors. Prior to the consummation of the offering, our board of directors will adopt a written charter for the audit committee to the effect described above, which will be available on our Web site.

          The audit committee will be comprised to comply with Rule 10A-3(b)(1) under the Securities Exchange Act of 1934, as amended, sometimes referred to in this prospectus as the "Exchange Act," and applicable NYSE listing standards. As permitted under Rule 10A-3(b)(1) and applicable NYSE listing standards, our audit committee will include one independent director, Ted C. Nark, upon the closing of this offering, will include a majority of independent directors within 90 days after the effectiveness of the registration statement of which this prospectus forms a part, and will be comprised entirely of independent directors within one year after the effectiveness of the registration statement. In addition, it is expected that one of the new audit committee members will be determined to be an "audit committee financial expert" as such term is defined in Item 401(h) of Regulation S-K.

          Compensation Committee.    The compensation committee will be responsible for developing and maintaining our compensation strategies and policies. The compensation committee will be responsible for monitoring and administering our compensation and employee benefit plans and reviewing, among other things, base salary levels, incentive awards and bonus awards for officers and key executives, and such other matters that are specifically delegated to the compensation committee by applicable law or regulation, or by the board of directors from time to time. Prior to the consummation of the offering, our board of directors will adopt a written charter for the compensation committee to the effect described above, which will be available on our Web site. The compensation committee will be comprised to comply with applicable NYSE listing standards. Unless we are a "controlled company" as discussed below, as permitted under applicable NYSE listing standards, our compensation committee will include one independent director, Ted C. Nark, upon the closing of this offering, will include a majority of independent directors within 90 days after the closing of this offering, and will be comprised entirely of independent directors within one year after the closing of this offering.

          Compensation Committee Interlocks and Insider Participation.    No member of the compensation committee is an employee of ours. In addition, none of our executive officers served as a director or member of the compensation committee (or other board committee performing equivalent functions or, in the absence of any such committee, the entire board of directors) of another entity, one of whose executive officers served on our board of directors or compensation committee (or other board committee performing equivalent functions).

          Nominating and Corporate Governance Committee.    Our nominating and corporate governance committee will be responsible for the identification of qualified candidates to become board members, the selection of nominees for election as directors at annual meeting of shareholders, the selection of candidates to fill any vacancies on the board, the development and recommendation to the board of a set of corporate governance guidelines and principles, and oversight of the evaluation of the board. Prior to the consummation of the offering, our board of directors will adopt a written charter for the nominating and corporate governance committee to the effect described above, which will be available on our Web site. The nominating and corporate governance committee will be comprised to comply with applicable NYSE listing standards. Unless we are a "controlled company" as discussed below, as permitted under applicable NYSE listing standards, our nominating and corporate governance committee will include one independent director, Ted C. Nark, upon the closing of this offering, will include a majority of independent directors within 90 days after the closing of this offering, and will be comprised entirely of independent directors within one year after the closing of this offering.

Status as a "Controlled Company"

          At an initial public offering price of $14.00 per share, affiliates of Leonard Green & Partners, L.P. will beneficially own more than 50% of the outstanding shares of our common stock, and we will be a "controlled company" under the rules of the NYSE. If we are a controlled company, we will be exempt from certain independence requirements with respect to the composition of our board and committees of the board, including the requirements that a majority of the board of directors be comprised of independent directors, and that the compensation committee and the nominating and corporate governance committee be comprised solely of independent directors. Accordingly, if we are a controlled company, pursuant to that exemption, a majority of our board of directors will not be comprised of independent directors, and our compensation committee and nominating and corporate governance committee will include directors who are not independent.

Code of Ethics

          We will adopt a code of ethics that applies to all employees including our principal executive officer, principal financial officer, controller and other persons performing similar functions. Prior to the consummation of this offering, the code of ethics will be posted on our Internet Web site.

Compensation of Directors

          Our non-employee directors are currently entitled to $20,000 in annual compensation for serving as a director. Upon the completion of this offering, we intend to implement a new director compensation plan to provide non-employee directors with appropriate compensation for service on the board of directors and any committee of the board of directors. Directors affiliated with Leonard Green & Partners, L.P. will not receive fees for board service.

PRINCIPAL STOCKHOLDERS

          The following table shows information with respect to the beneficial ownership of the common stock of FTD Group, Inc. (1) at December 31, 2004 and (2) at December 31, 2004 as adjusted to reflect this offering by:

  •
  each person, or group of affiliated persons, expected to own beneficially 5% or more of the common stock of FTD Group, Inc.;

  •
  each of the members of the board of directors;

  •
  each of the named executive officers; and

  •
  all members of the board of directors and executive officers as a group.

	Common Stock
	Before the Offering			As Adjusted for the Offering
Stockholder:	Number of Shares		Percentage of Common Stock	Number of Shares	Percentage of Common Stock
Green Equity Investors IV, L.P.(1)	13,255,000	(2)	97.4%	14,793,462	48.5%
Michael J. Soenen	158,334		1.2%	158,334	*
Carrie A. Wolfe	50,000		*	50,000	*
William J Van Cleave	36,667		*	36,667	*
Daniel W. Smith	23,334		*	23,334	*
Jon R. Burney	20,000		*	20,000	*
Robert S. Apatoff	—		—	—	—
Ted C. Nark	—		—	—	—
Peter J. Nolan(3)	13,255,000	(2)	97.4%	14,793,462	48.5%
John M. Baumer(3)	13,255,000	(2)	97.4%	14,793,462	48.5%
Timothy J. Flynn(3)	13,255,000	(2)	97.4%	14,793,462	48.5%
All Executive Officers and Directors as a group (13 Persons)	13,600,000		99.9%	15,138,462	49.6%

*
Indicates that such stockholder ownership does not exceed 1% of our outstanding common stock.

(1)
The address of Green Equity Investors IV, L.P. is 11111 Santa Monica Boulevard, Suite 2000, Los Angeles, California 90025.

(2)
Includes 13,123,333 shares of our common stock held by Green Equity Investors IV, L.P. and 131,667 shares held by FTD Co-Investment LLC. In addition, includes the 1,538,462 shares of common stock being sold in this offering to affiliates of Leonard Green & Partners, L.P. at the initial public offering price.

(3)
Green Equity Investors IV, L.P. is a Delaware limited partnership managed by Leonard Green & Partners, L.P. Each of John G. Danhakl, Peter J. Nolan, Jonathan D. Solokoff, John M. Baumer, Jonathan A. Seiffer and Timothy J. Flynn, either directly (whether through ownership interest or position) or through one or more intermediaries, may be deemed to control Leonard Green & Partners, L.P. As such, Messrs. Danhakl, Nolan, Solokoff, Baumer, Seiffer and Flynn may be deemed to have shared voting and investment power with respect to all shares held by Green Equity Investors IV, L.P. and FTD Co-Investment LLC. These individuals disclaim beneficial ownership of the securities held by Green Equity Investors IV, L.P. and FTD Co-Investment LLC. Each of these individuals' address is c/o Leonard Green & Partners, L.P., 11111 Santa Monica Boulevard, Suite 2000, Los Angeles, California 90025.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

2004 Merger

          Prior to February 24, 2004, FTD was a public company listed on the Nasdaq National Market. On February 24, 2004, FTD was acquired by, and became a wholly-owned subsidiary of, FTD Group, Inc., which is an affiliate of Green Equity Investors IV, L.P., a private investment fund affiliated with Leonard Green & Partners, L.P. pursuant to the 2004 Merger.

          The aggregate consideration for the 2004 Merger was approximately $422.0 million, with each public FTD stockholder receiving cash for each per share of FTD common stock owned. An aggregate of approximately $7.3 million of such consideration was received by current executive officers of FTD.

          The 2004 Merger was financed by a $72.2 million investment in our 14% Senior Redeemable Exchangeable Cumulative Preferred Stock, a $72.2 million investment in our 12% Junior Redeemable Exchangeable Cumulative Preferred Stock and a $36.6 million investment in our common stock, in each case made by Green Equity Investors IV, L.P., and an affiliate of Green Equity Investors IV, L.P.; a $0.5 million investment in our 14% Senior Redeemable Exchangeable Cumulative Preferred Stock, a $0.5 million investment in our 12% Junior Redeemable Exchangeable Cumulative Preferred Stock and a $3.4 million investment in our common stock, in each case made by certain members of our management (of which $0.9 million was in the form of an exchange of a portion of management's ownership in FTD's common stock); the issuance by FTD of $175.0 million of its 7.75% Senior Subordinated Notes due 2014; and $85.0 million of borrowings under FTD's senior credit facility.

          All of our 14% Senior Redeemable Exchangeable Cumulative Preferred Stock and 12% Junior Redeemable Exchangeable Cumulative Preferred Stock is currently held by Green Equity Investors IV, L.P. and its affiliate. The proceeds of this offering will be used in part to repurchase all of our 14% Senior Redeemable Exchangeable Cumulative Preferred Stock and 12% Junior Redeemable Exchangeable Cumulative Preferred Stock at prices of 114% and 112% of the applicable liquidation preference, respectively, for an aggregate payment to Green Equity Investors IV, L.P. and its affiliate of $183.2 million (83% of the total proceeds). For more information, see "Use of Proceeds."

Agreements Related to the 2004 Merger

          The following is a summary description of material terms of certain agreements that were entered into in connection with the 2004 Merger.

Equity Ownership in FTD Group, Inc.

          As a condition to the 2004 Merger, certain members of senior management of FTD, Robert Norton, Jon Burney, Ann Hofferberth, Larry Johnson, George Kanganis, Timothy Meline, Dan Smith, William Van Cleave and Carrie Wolfe, sometimes referred to in this prospectus as the "initial management investors," were obligated to invest at least $4.0 million in the aggregate in the equity of FTD Group, Inc. The initial management investors invested approximately $4.4 million in the equity of FTD Group, Inc. to satisfy this condition. The investments took the form of an exchange of common stock of FTD for shares of stock of FTD Group, Inc., or a cash investment by such initial management investors for shares of stock of FTD Group, Inc. or a combination of the foregoing. On July 12, 2004, Green Equity Investors IV, L.P. purchased all of the equity of FTD Group, Inc. owned by Mr. Norton, consisting of 1,004,667 shares of our common stock, for a purchase price of $3,014,000, representing a purchase price of $3.00 per share, 493 shares of our senior preferred stock, for a purchase price of $493,000, representing a purchase price of $1,000 per share, and 493 shares of our junior preferred stock, for a purchase price of $493,000, representing a purchase price of $1,000 per share, in accordance with the stockholders' agreement. On July 7, 2004, Green Equity Investors IV, L.P. purchased all of the equity of FTD Group, Inc. owned by Ann M. Hofferberth, consisting of

33,334 shares of our common stock, and Carrie A. Wolfe, consisting of 33,334 shares of our common stock, each for an aggregate purchase price of $100,000, representing a purchase price of $3.00 per share, in accordance with the stockholders' agreement. On September 30, 2004, FTD Group, Inc. sold 275,559 shares of common stock to certain members of FTD's management for cash consideration of $826,667, including 158,334 shares purchased by Michael J. Soenen and 50,000 shares purchased by Carrie A. Wolfe. All of such shares were sold at a price of $3.00 per share, representing the price Green Equity Investors IV, L.P. paid for all of its shares of our common stock. In connection with such senior management's investment, FTD Group, Inc., Green Equity Investors IV, L.P., an affiliate of Green Equity Investors IV, L.P. and such members of senior management entered into an amended and restated stockholders' agreement which contains provisions substantially similar to the provisions of the stockholders' agreement described immediately below.

Stockholders' Agreement

          In connection with the initial management investors' investment in the equity of FTD Group, Inc., Green Equity Investors IV, L.P., FTD Group, Inc. and the initial management investors entered into a stockholders' agreement. All of our other current stockholders have subsequently became parties to the stockholders' agreement in connection with their investments pursuant to an amendment and restatement of the agreement. The stockholders' agreement, as amended and restated, among other things, restricts the ability of the management investors to freely transfer their securities in FTD Group, Inc. and gives Green Equity Investors IV, L.P. and FTD Group, Inc. a right of first refusal if any of the management investors seeks to make specified transfers of his or her securities to a third-party. If any of the management investors ceases to be employed by FTD, Green Equity Investors IV, L.P. and FTD Group, Inc. will be entitled to purchase his or her securities at specified prices. Additionally, Green Equity Investors IV, L.P. has drag-along rights, meaning that, under some circumstances, if Green Equity Investors IV, L.P. desires to sell a portion of its securities to a third-party, the management investors will be required to sell a portion of their shares to the third-party. Also, the management investors have tag-along rights to participate if Green Equity Investors IV, L.P. sells its shares to a third-party, which means that the management investors will be allowed to include a portion of their shares in the sale to the third-party. These transfer restrictions will terminate upon the consummation of this offering. Green Equity Investors IV, L.P. has demand and piggy-back registration rights in certain circumstances. The management investors also have piggy-back registration rights in certain circumstances.

Management Services Agreement

          The prior management services agreement with parties related to groups of investment funds affiliated with each of Perry Acquisition Partners, L.P., sometimes referred to in this prospectus as the "Perry Group," Bain Capital, sometimes referred to in this prospectus as the "Bain Group," and Fleet Growth Resources, Inc., sometimes referred to in this prospects as the "Fleet Group," terminated upon the consummation of the 2004 Merger and was replaced with a management services agreement among FTD, certain of FTD's subsidiaries and Leonard Green & Partners, L.P., pursuant to which Leonard Green & Partners, L.P. has agreed to provide management, consulting and financial planning services on an ongoing basis to FTD and certain of FTD's subsidiaries, including, without limitation, in connection with any major transactions FTD may engage in. In consideration of these services, FTD and certain of its subsidiaries are obligated to pay Leonard Green & Partners, L.P. an annual management fee of $2.0 million payable in equal monthly installments beginning in the first month after the closing of the 2004 Merger. However, in the event of a payment default under the new senior credit agreement or the indenture governing FTD's outstanding senior subordinate notes, or a bankruptcy, liquidation or winding-up of FTD, the payment of all accrued and unpaid management fees is subordinated to the prior payment in full of all amounts due and owing under FTD's senior credit facility and the indenture governing FTD's outstanding senior subordinated notes. In addition, payment of the management fees on any monthly payment date is contingent on FTD having had Consolidated EBITDA (as defined in the indenture governing FTD's outstanding senior subordinated notes) equal to or greater than $46.8 million for any consecutive twelve-month period ended not more than twelve months prior to that payment date. In the event any portion of the management fee is not so paid, such amount will accrue and become due and payable in the next month when payment is permitted.

          The management services agreement has a ten-year term which extends automatically on each anniversary of the agreement for one additional year unless either party gives prior notice that the term will not be extended. In the event of a change of control of FTD or an initial public offering, the management services agreement will terminate and all amounts payable during the term of the management services agreement, as extended from time to time, discounted to present value, will become immediately due and payable. In addition, the management services agreement provides for the payment to Leonard Green & Partners, L.P. of customary fees for services provided in connection with major transactions, reimbursement of reasonable out-of-pocket expenses and a fee of $7.0 million in connection with the 2004 Merger. The $7.0 million fee was paid at the consummation of the 2004 Merger. In connection with this offering, the management services agreement with Leonard Green & Partners, L.P. will be terminated in consideration of a lump sum payment by us to Leonard Green & Partners, L.P. of $12.5 million in accordance with our management services agreement.

Voting Agreements

          In connection with the 2004 Merger agreement, each of the Perry Group, the Bain Group and the Fleet Group entered into separate voting agreements with FTD Group, Inc. Under these voting agreements, each of the funds agreed, subject to certain exceptions, to vote the shares of common stock of FTD that they own or control in favor of adoption of the 2004 Merger agreement and the transactions contemplated by the 2004 Merger agreement, and any actions required in furtherance of the 2004 Merger, and against any alternative transaction.

Other Agreements

Prior Management Consulting Services Agreement

          Parties related to the Perry Group, the Bain Group and the Fleet Group entered into an agreement for management consulting services with FTD pursuant to which they were required to provide financial and other corporate advisory services to management. Subject to certain limitations contained in FTD's prior credit agreement, for each fiscal year of FTD, FTD was obligated to pay dividends to FTD, Inc. sufficient to allow FTD, Inc. to pay the Perry Group, the Bain Group and the Fleet Group an annual fee of $2.0 million. Subject to certain conditions, this annual fee was to be shared by the Perry Group, the Bain Group and the Fleet Group in proportion to their relative ownership interests in FTD. The management consulting services agreement had a term running through July 1, 2005. The management consulting services agreement terminated upon the consummation of the 2004 Merger.

          Certain former directors received indirectly a portion of the annual fee as a result of their ownership interest in or other relationship with the entities providing services to FTD. Richard C. Perry, a former director of FTD designated by the Perry Group, has an interest in Perry Investors, LLC. Stephen G. Pagliuca, a former director of FTD designated by the Bain Group, is a managing director of Bain Capital Partners, LLC. Habib Y. Gorgi, a former director of FTD designated by the Fleet Group, is the president of certain entities, which owned shares, directly or indirectly, through general partnership interests. Parties related to each of the Perry Group, the Bain Group and the Fleet Group were entitled to 64.99%, 23.80% and 11.21%, respectively, of the fees paid by us under the management consulting services agreement. The portion of these fees each of these directors were to receive, if any, was discretionary.

Purchases of Common Stock in this Offering

          Affiliates of Leonard Green & Partners, L.P. will purchase 1,538,462 shares of our common stock in this offering at the initial public offering price. These shares will be subject to a lock-up agreement. For more information, see "Shares Eligible for Future Sale—Lock-Up Agreements."

Benefits Received by Michael J. Soenen

          In connection with the 2004 Merger, FTD's President and Chief Operating Officer, Michael J. Soenen, received a bonus of $250,000. Upon his resignation in February 2004, Mr. Soenen received a severance payment of $1,421,875. Mr. Soenen was rehired in May 2004, and currently is paid an annual salary of $500,000 with a potential maximum bonus of 150% of his annual salary. On September 30, 2004, we granted a total of 925,001 options to purchase shares of our common stock to Mr. Soenen.

DESCRIPTION OF CERTAIN INDEBTEDNESS

          We summarize below the principal terms of the agreements that govern FTD's material outstanding indebtedness. This summary is not a complete description of all of the terms of the agreements and you should refer to the relevant agreement for additional information, a copy of which is filed as an exhibit to the registration statement of which this prospectus forms a part.

          In connection with the consummation of the 2004 Merger, FTD entered into a senior credit facility, sometimes referred to in this prospectus as "FTD's senior credit facility," with a syndicate of financial institutions, including Credit Suisse First Boston, acting through its Cayman Islands Branch, as joint lead arranger and administrative agent, UBS Securities LLC as joint lead arranger and syndication agent, and Wells Fargo Bank, N.A. as documentation agent. Set forth below is a summary of the terms of FTD's senior credit facility.

          FTD's senior credit facility provides for aggregate borrowings by FTD of up to $135.0 million and consists of a five-year $50.0 million revolving credit facility and a seven-year $85.0 million term loan. A portion of the revolving credit facility was available as a letter of credit sub-facility and as a swing-line facility.

          Upon the consummation of the 2004 Merger, FTD borrowed $85.0 million under a seven-year term loan under FTD's senior credit facility. The borrowings under FTD's senior credit facility were used to provide a portion of the proceeds required to consummate the 2004 Merger and to pay related fees and expenses. The revolving credit facility was undrawn at the consummation of the 2004 Merger and may be used for our working capital and general corporate requirements. As of December 31, 2004, FTD had $1.8 million of letters of credit that reduced availability under the revolving credit facility by a like amount.

Guarantees; Collateral

          FTD's senior credit facility is fully and unconditionally guaranteed on a joint and several basis by FTD's existing and future, direct and indirect domestic subsidiaries. FTD's senior credit facility and guarantees are secured by first priority security interests in, and mortgages on, substantially all of FTD's and FTD's direct and indirect domestic subsidiaries' and our tangible and intangible assets and first priority pledges of all the equity interests owned by us in FTD and owned by FTD in its existing and future direct and indirect domestic subsidiaries and 66% of the equity interests owned by FTD in its existing and future non-domestic subsidiaries.

Interest

          Borrowings under the revolving credit facility generally bears interest based on a margin over, at FTD's option, either the base rate (generally the applicable prime lending rate of Credit Suisse First Boston, as announced from time to time) or LIBOR. For the first six months following the consummation of the 2004 Merger, the applicable margin was fixed at a rate to be agreed upon between FTD and the lenders. Beginning six months after the consummation of the 2004 Merger, the applicable margin for the revolving credit facility varies based upon FTD's leverage ratio, as defined in FTD's senior credit facility. The applicable margins for the term loan will remain fixed for the life of the term loan at a rate to be agreed upon between FTD and the lenders.

Optional and Mandatory Repayments

          FTD will be permitted to voluntarily prepay principal amounts outstanding or reduce commitments under FTD's senior credit facility at any time, in whole or in part, without premium or penalty, upon the giving of proper notice. In addition, subject to certain exceptions, FTD is required to prepay outstanding amounts under FTD's senior credit facility with a portion of its excess cash flow, the net proceeds of certain asset dispositions, casualty insurance and condemnation recovery events and upon the issuance of certain securities or debt (a waiver has been obtained for this offering).

Certain Covenants

          FTD's senior credit facility contains customary and appropriate affirmative and negative covenants for financings of its type (and subject to customary exceptions). The financial covenants include:

  •
  a minimum fixed charge coverage ratio test;

  •
  a maximum leverage ratio test; and

  •
  a minimum interest coverage test.

          Other covenants, among other things, limit our ability to:

  •
  incur liens or other encumbrances;

  •
  make investments;

  •
  make acquisitions;

  •
  incur additional debt;

  •
  enter into sale leaseback transactions

  •
  incur certain contingent liabilities;

  •
  make certain restricted junior payments and other similar distributions;

  •
  enter into mergers, consolidations and similar combinations;

  •
  sell assets or engage in similar transfers;

  •
  amend certain material agreements, including the indenture governing FTD's outstanding senior subordinated notes;

  •
  make capital expenditures; and

  •
  engage in transactions with affiliates.

Events of Default

          FTD's senior credit facility contains customary events of default including but not limited to:

  •
  failure to make payments when due;

  •
  defaults under other material agreements or instruments of indebtedness;

  •
  noncompliance with covenants;

  •
  breaches of representations and warranties;

  •
  bankruptcy;

  •
  judgments in excess of specified amounts;

  •
  failure of any guaranty or pledge agreement supporting FTD's senior credit facility to be in full force and effect; and

  •
  a change of control (as such term is defined in FTD's senior credit facility).

7.75% Senior Subordinated Notes Due 2014

          On February 6, 2004, Nectar Merger Corporation issued $175 million in aggregate principal amount of its 7.75% Senior Subordinated Notes due 2014. The net proceeds were used to partially fund the 2004 Merger. Upon consummation of the 2004 Merger, FTD assumed Nectar Merger Corporation's obligations under the outstanding senior subordinated notes. Interest on FTD's outstanding senior subordinated notes is payable semiannually on February 15 and August 15 of each year. FTD's outstanding senior subordinated notes are guaranteed on a senior subordinated basis by all of FTD's domestic subsidiaries. Concurrently with the closing of the offering, we will voluntarily guarantee FTD's senior subordinated notes on a senior subordinated basis.

          FTD's outstanding senior subordinated notes and the guarantees are FTD's and its applicable guarantors' unsecured general obligations and are:

  •
  junior in right of payment to all of FTD's and such guarantors' existing and future senior indebtedness;

  •
  equal in right of payment to all of FTD's and such guarantors' existing and future senior subordinated indebtedness; and

  •
  senior in right of payment to all of FTD's and such guarantors' existing and future subordinated indebtedness.

          On or after February 15, 2009, the FTD may redeem some or all of the senior subordinated notes at specified prices, plus accrued and unpaid interest. On or prior to February 15, 2007, FTD may redeem up to 35% of the aggregate principal amount of the senior subordinate notes with the net cash proceeds from certain qualified equity offerings. Upon a change of control on or prior to February 15, 2008, FTD may redeem all of the senior subordinated notes at a purchase price equal to 100% of the aggregate principal amount of the senior subordinated notes to be redeemed plus an applicable premium.

          The indenture governing FTD's outstanding senior subordinated notes contains certain covenants that limit, among other things the ability of FTD and each of its subsidiaries to:

  •
  incur debt or issue preferred stock;

  •
  pay dividends, redeem capital stock and make other restricted payments and investments;

  •
  enter into agreements that restrict FTD's subsidiaries from paying dividends or other distributions, making loans, or otherwise transferring assets to FTD or to any other subsidiaries;

  •
  create liens on assets;

  •
  engage in transactions with affiliates;

  •
  sell assets, including capital stock of subsidiaries; and

  •
  merge, consolidate or sell all or substantially all of FTD's assets and the assets of its subsidiaries.

DESCRIPTION OF CAPITAL STOCK

General Matters

          Immediately prior to this offering, we had the authority to issue the following total number of shares of capital stock:

  •
  16,666,667 million shares of our common stock, $.01 par value, of which 13,608,889 shares were outstanding; and

  •
  200,000 shares of our preferred stock, $.01 par value, of which 72,695 shares designated as our senior preferred stock were outstanding and 72,695 shares designated as our junior preferred stock were outstanding.

          We intend to use the net proceeds from this offering to redeem, and pay any accrued dividends on, (i) 72,695 shares of our senior preferred stock, constituting all of our outstanding shares of senior preferred stock, and (ii) 72,695 shares of our junior preferred stock, constituting all of our outstanding shares of junior preferred stock. The number of authorized shares of our common stock will be increased to 75,000,000 shares.

          Upon completion of this offering, we will be authorized to issue 75,000,000 shares of our common stock, of which 30,531,966 shares will be outstanding, and to issue 200,000 shares of preferred stock, none of which shares will be outstanding. The following description is qualified in its entirety by reference to all of the provisions of our amended and restated certificate of incorporation and amended and restated by-laws, which are filed as exhibits to the registration statement of which this prospectus forms a part.

Common Stock

          Subject to the rights of the holders of any preferred stock that may be outstanding, holders of our common stock are entitled to receive dividends as may be declared by our board of directors out of funds legally available to pay dividends, and, in the event of liquidation, dissolution or winding up of our affairs, whether voluntary or involuntary, to share in any distribution of our assets after payment of liabilities and the liquidation preference of any of our outstanding preferred stock. Each holder of common stock is entitled to one vote for each share held of record on the applicable record date for all matters submitted to a vote of stockholders. Holders of common stock have no cumulative voting rights or preemptive rights to purchase or subscribe for any stock or other securities, and there are no conversion rights or redemption, purchase, retirement or sinking fund provisions with respect to our common stock. Thus, the holders of a majority of our outstanding common stock will be able to elect all members of our board of directors and to take other actions requiring a vote of our common stock.

Preferred Stock

          Our board of directors is authorized to issue up to 200,000 shares of preferred stock, in one or more series, having such number of shares, designation, relative voting rights, dividend rates, liquidation or other rights, preferences and limitations as may be fixed by our board of directors without any further stockholder approval.

Anti-Takeover Effects of Provisions of Delaware Law and our Charter Documents

  Amended and Restated Certificate of Incorporation and Bylaws

          The following provisions of our amended and restated certificate of incorporation and bylaws may be deemed to have an anti-takeover effect or may delay, defer or prevent a tender offer or takeover attempt that a stockholder might consider in the stockholder's best interests, including those attempts that might result in a premium being paid over the market price for the shares held by a stockholder:

  •
  our board of directors is authorized, without prior stockholder approval, to create and issue preferred stock, commonly referred to as "blank check" preferred stock, with rights senior to those of common stock;

  •
  nominations for election to our board of directors and the submission of matters to be acted upon by stockholders at a meeting are subject to advance notice requirements;

  •
  the ability of our stockholders to call special meetings of stockholders is prohibited; and

  •
  our board of directors is expressly authorized to make, alter or repeal our bylaws.

  Delaware Takeover Statute

          We are subject to Section 203 of the Delaware General Corporation Law, which provides, subject to enumerated exceptions, that if a person acquires 15% or more of our voting stock, the person is an "interested stockholder" and may not engage in "business combinations" with us for a period of three years from the time the person acquired 15% or more of our voting stock.

Transfer Agent and Registrar

          We have appointed Computershare Trust Company, Inc. as the transfer agent and registrar for our common stock.

Listing

          We have applied for listing of our common stock on the NYSE under the symbol "FTD."

SHARES ELIGIBLE FOR FUTURE SALE

          Upon the completion of this offering, we will have outstanding 30,531,966 shares of our common stock, assuming no exercise of outstanding options. Of these shares, 16,923,077 shares of our common stock will be, except as provided in "—Lock-up Agreements" below, freely transferable without restriction or further registration under the Securities Act of 1933, as amended, sometimes referred to in this prospectus as the "Securities Act," by persons other than "affiliates," as that term is defined in Rule 144 under the Securities Act. Generally, the balance of our outstanding shares of our common stock are "restricted securities" within the meaning of Rule 144 under the Securities Act, subject to the limitations and restrictions that are described below. Shares of our common stock purchased by our affiliates will be "restricted securities" under Rule 144. Restricted securities may be sold in the public market only if registered or if they qualify for an exemption from registration under Rules 144 or 701 promulgated under the Securities Act.

Rule 144

          In general, under Rule 144, a person (or persons whose shares are required to be aggregated), including an affiliate, who has beneficially owned shares for at least one year is entitled to sell, within any three-month period commencing 90 days after the date of this prospectus, a number of shares that does not exceed the greater of:

  •
  1% of the number of shares of our common stock then outstanding, which will equal approximately 305,320 shares after the completion of this offering; or

  •
  the average weekly trading volume of the common stock on the NYSE during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale.

          Sales under Rule 144 also are subject to manner of sale provisions and notice requirements and to the availability of current public information about us.

          Under Rule 144(k), persons who are not deemed to have been one of our affiliates at any time during the 90 days preceding a sale, and who have beneficially owned the shares proposed to be sold for at least two years, are entitled to sell such shares without complying with the manner of sale, public information, volume limitation or notice provisions of Rule 144. The two-year holding period generally includes the holding period of any prior owner who is not our affiliate. Therefore, unless otherwise restricted, shares covered by Rule 144(k) may be sold immediately upon completion of this offering. The sale of these shares, or the perception that sales will be made, could adversely affect the price of our common stock after this offering because a greater supply of shares would be, or would be perceived to be, available for sale in the public market.

Rule 701

          In general, under Rule 701, any of our employees, directors, officers, consultants or advisors who purchased shares from us in connection with a compensatory stock or option plan or other written agreement before the effective date of this offering, or who purchased shares from us after that date upon the exercise of options granted before that date, are eligible to resell such shares 90 days after the effective date of this offering in reliance upon Rule 144. If such person is not an affiliate, such sale may be made subject only to the manner of sale provisions of Rule 144. If such a person is an affiliate, such sale may be made under Rule 144 without compliance with its one-year minimum holding period, but subject to the other Rule 144 restrictions described above.

Registration of Shares under FTD Group, Inc.'s 2005 Amended and Restated Equity Incentive Award Plan

          Following the date of this prospectus, we intend to file a registration statement on Form S-8 under the Securities Act to register up to                         shares of our common stock issuable under our 2005 Amended and Restated Equity Incentive Award Plan. That registration statement automatically will become effective upon filing. As a result, when the options are exercised, the shares of our common stock issuable on exercise thereof will be freely transferable under the Securities Act, except that any shares issued to "affiliates," as that term is defined in Rule 144, will be subject to limitations and restrictions that are described above.

Registration Rights

          Green Equity Investors IV, L.P. has unlimited demand and piggy-back rights to register its remaining shares of our common stock pursuant to an amended and restated stockholders' agreement. In addition, certain other holders of our common stock have piggyback registration rights pursuant to the amended and restated stockholders' agreement. See "Certain Relationships and Related Party Transactions—Agreements Relating to the 2004 Merger—Equity Ownership in FTD Group, Inc." and "Certain Relationships and Related Party Transactions—Agreements Relating to the 2004 Merger—Stockholders' Agreement."

Lock-Up Agreements

          We and our executive officers, directors and current stockholders (including the affiliates of Leonard Green & Partners, L.P. with respect to the 1,538,462 shares of common stock being sold to such affiliates in this offering) other than Timothy Meline, a former employee of FTD, who owns 3,334 shares of common stock have agreed that, with some exceptions, during the period beginning from the date of this prospectus and continuing to and including the date 180 days after the date of this prospectus, none of us will, directly or indirectly, sell, offer to sell, contract to sell or grant any option to sell (including without limitation any short sale), pledge, transfer, establish an open "put equivalent position within the meaning of Rule 16a-1(h) under the Exchange Act, or otherwise dispose of any shares of our common stock or options to acquire shares of our common stock currently or hereafter owned either of record or beneficially by us, or publicly announce an intention to do any of the foregoing, without the prior written consent of Goldman, Sachs & Co. and Citigroup. In addition, we and our executive officers and directors have agreed that, without the prior written consent of Goldman, Sachs & Co. and Citigroup, none of us will, from the date of this prospectus and through the period ending 180 days after the date of this prospectus, make any demand for, or exercise any right with respect to, the registration of any shares of our common stock.

MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS FOR
NON-U.S. HOLDERS OF OUR COMMON STOCK

          The following discussion describes the material U.S. federal income tax consequences to non-U.S. holders (as defined below) of the acquisition, ownership and disposition of our common stock issued pursuant to this offering. This discussion is not a complete analysis of all the potential U.S. federal income tax consequences relating thereto, nor does it address any tax consequences arising under any state, local or foreign tax laws or any other U.S. federal tax laws. This discussion is based on the Internal Revenue Code of 1986, as amended (the "Code"), Treasury Regulations promulgated thereunder, judicial decisions, and published rulings and administrative pronouncements of the Internal Revenue Service (the "IRS"), all as in effect as of the date of this offering. These authorities may change, possibly retroactively, resulting in U.S. federal income tax consequences different from those discussed below. No ruling from the IRS has been or will be sought with respect to the matters discussed below, and there can be no assurance that the IRS will not take a contrary position regarding the tax consequences of the acquisition, ownership or disposition of our common stock, or that any such contrary position would not be sustained by a court.

          This discussion is limited to non-U.S. holders who purchase our common stock issued pursuant to this offering and who hold our common stock as a capital asset within the meaning of Section 1221 of the Code (generally, property held for investment). This discussion does not address all U.S. federal income tax considerations that may be relevant to a particular holder in light of that holder's particular circumstances. This discussion also does not consider any specific facts or circumstances that may be relevant to holders subject to special rules under the U.S. federal income tax laws, including, without limitation, U.S. expatriates, partnerships, "controlled foreign corporations," "passive foreign investment companies," corporations that accumulate earnings to avoid U.S. federal income tax, financial institutions, insurance companies, brokers, dealers or traders in securities, commodities or currencies, tax-exempt organizations, tax-qualified retirement plans, persons subject to the alternative minimum tax, and persons holding our common stock as part of a hedge, straddle or other risk reduction strategy or as part of a conversion transaction or other integrated investment.

          PROSPECTIVE INVESTORS ARE URGED TO CONSULT THEIR TAX ADVISORS REGARDING THE PARTICULAR U.S. FEDERAL INCOME TAX CONSEQUENCES TO THEM OF ACQUIRING, OWNING AND DISPOSING OF OUR COMMON STOCK, AS WELL AS ANY TAX CONSEQUENCES ARISING UNDER ANY STATE, LOCAL OR FOREIGN TAX LAWS AND ANY OTHER U.S. FEDERAL TAX LAWS.

          For the purposes of this discussion, a non-U.S. holder is any beneficial owner of our common stock that is not a "U.S. person" for U.S. federal income tax purposes. A U.S. person is any of the following:

  •
  a citizen or resident of the United States;

  •
  a corporation or partnership (or other entity treated as a corporation or a partnership for U.S. federal income tax purposes) created or organized under the laws of the United States, any state thereof or the District of Columbia;

  •
  an estate the income of which is subject to U.S. federal income tax regardless of its source; or

  •
  a trust that (1) is subject to the primary supervision of a U.S. court and the control of one or more U.S. persons or (2) has validly elected to be treated as a U.S. person for U.S. federal income tax purposes.

          If a partnership (or other entity taxed as a partnership for U.S. federal income tax purposes) holds our common stock, the tax treatment of a partner in the partnership generally will depend on the status of the partner and upon the activities of the partnership. Accordingly, partnerships that hold our common stock and partners in such partnerships are urged to consult their tax advisors regarding the specific U.S. federal income tax consequences to them.

  Distributions on our Common Stock

          Payments on our common stock will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Amounts not treated as dividends for U.S. federal income tax purposes will constitute a return of capital and will first be applied against and reduce a holder's adjusted tax basis in the common stock, but not below zero. Any excess will be treated as capital gain.

          Dividends paid to a non-U.S. holder of our common stock that are not effectively connected with a U.S. trade or business conducted by such holder generally will be subject to U.S. federal withholding tax at a rate of 30% of the gross amount of the dividends, or such lower rate specified by an applicable tax treaty. To receive the benefit of a reduced treaty rate, a non-U.S. holder must furnish to us or our paying agent a valid IRS Form W-8BEN (or applicable successor form) certifying such holder's qualification for the reduced rate. This certification must be provided to us or our paying agent prior to the payment of dividends and must be updated periodically. Non-U.S. holders that do not timely provide us or our paying agent with the required certification, but which qualify for a reduced treaty rate, may obtain a refund of any excess amounts withheld by timely filing an appropriate claim for refund with the IRS.

          If a non-U.S. holder holds our common stock in connection with the conduct of a trade or business in the United States, and dividends paid on the common stock are effectively connected with such holder's U.S. trade or business, the non-U.S. holder will be exempt from U.S. federal withholding tax. To claim the exemption, the non-U.S. holder must furnish to us or our paying agent a properly executed IRS Form W-8ECI (or applicable successor form).

          Any dividends paid on our common stock that are effectively connected with a non-U.S. holder's U.S. trade or business (or if required by an applicable tax treaty, attributable to a permanent establishment maintained by the non-U.S. holder in the United States) generally will be subject to U.S. federal income tax on a net income basis in the same manner as if such holder were a resident of the United States, unless an applicable tax treaty provides otherwise. A non-U.S. holder that is a foreign corporation also may be subject to a branch profits tax equal to 30% (or such lower rate specified by an applicable tax treaty) of a portion of its effectively connected earnings and profits for the taxable year. Non-U.S. holders are urged to consult any applicable tax treaties that may provide for different rules.

  Gain on Disposition of our Common Stock

          A non-U.S. holder generally will not be subject to U.S. federal income tax on any gain realized upon the sale or other disposition of our common stock unless:

  •
  the gain is effectively connected with the non-U.S. holder's conduct of a trade or business in the United States, or if required by an applicable tax treaty, attributable to a permanent establishment maintained by the non-U.S. holder in the United States; or

  •
  the non-U.S. holder is a nonresident alien individual present in the United States for 183 days or more during the taxable year of the disposition and certain other requirements are met.

          Unless an applicable tax treaty provides otherwise, gain described in the first bullet point above will be subject to U.S. federal income tax on an net income basis in the same manner as if such holder were a resident of the United States. Non-U.S. holders that are foreign corporations also may be subject to a branch profits tax equal to 30% (or such lower rate specified by an applicable tax treaty) of a portion of its effectively connected earnings and profits for the taxable year. Non-U.S. holders are urged to consult any applicable tax treaties that may provide for different rules.

          Gain described in the second bullet point above will be subject to U.S. federal income tax at a flat 30% rate, but may be offset by U.S. source capital losses.

  Information Reporting and Backup Withholding

          We must report annually to the IRS and to each non-U.S. holder the amount of dividends on our common stock paid to such holder and the amount of any tax withheld with respect to those dividends. These information reporting requirements apply even if no withholding was required because the dividends were effectively connected with the holder's conduct of a U.S. trade or business, or withholding was reduced or eliminated by an applicable tax treaty. This information also may be made available under a specific treaty or agreement with the tax authorities in the country in which the non-U.S. holder resides or is established. Backup withholding, however, generally will not apply to payments of dividends to a non-U.S. holder of our common stock provided the non-U.S. holder furnishes to us or our paying agent the required certification as to its non-U.S. status, such as by providing a valid IRS Form W-8BEN or W-8ECI.

          Payments of the proceeds from a disposition by a non-U.S. holder of our common stock made by or through a foreign office of a broker generally will not be subject to information reporting or backup withholding. However, information reporting (but not backup withholding) will apply to those payments if the broker does not have documentary evidence that the beneficial owner is a non-U.S. holder, an exemption is not otherwise established, and the broker is:

  •
  a U.S. person;

  •
  a controlled foreign corporation for U.S. federal income tax purposes;

  •
  a foreign person 50% or more of whose gross income is effectively connected with a U.S. trade or business for a specified three-year period; or

  •
  a foreign partnership if at any time during its tax year (1) one or more of its partners are U.S. persons who hold in the aggregate more than 50 percent of the income or capital interest in such partnership or (2) it is engaged in the conduct of a U.S. trade or business.

          Payment of the proceeds from a disposition by a non-U.S. holder of our common stock made by or through the U.S. office of a broker generally will be subject to information reporting and backup withholding unless the non-U.S. holder certifies as to its non-U.S. holder status under penalties of perjury, such as by providing a valid IRS Form W-8BEN or W-8ECI, or otherwise establishes an exemption from information reporting and backup withholding.

          Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules may be allowed as a refund or a credit against a non-U.S. holder's U.S. federal income tax liability, provided the required information is timely furnished to the IRS.

          PROSPECTIVE INVESTORS ARE URGED TO CONSULT THEIR TAX ADVISORS REGARDING THE PARTICULAR U.S. FEDERAL INCOME TAX CONSEQUENCES TO THEM OF ACQUIRING, OWNING AND DISPOSING OF OUR COMMON STOCK, AS WELL AS ANY TAX CONSEQUENCES ARISING UNDER ANY STATE, LOCAL OR FOREIGN TAX LAWS AND ANY OTHER U.S. FEDERAL TAX LAWS.

UNDERWRITING

          FTD Group, Inc. and the underwriters named below have entered into an underwriting agreement with respect to the shares being offered. Subject to certain conditions, each underwriter has severally agreed to purchase the number of shares indicated in the following table. Goldman, Sachs & Co., Citigroup Global Markets Inc., Merrill Lynch, Pierce, Fenner & Smith Incorporated, William Blair & Company, L.L.C. and Piper Jaffray & Co. are the representatives of the underwriters.

Underwriters	Number of Shares
Goldman, Sachs & Co.
Citigroup Global Markets Inc.
Merrill Lynch, Pierce, Fenner & Smith Incorporated
William Blair & Company, L.L.C.
Piper Jaffray & Co.

Total	15,384,615

          The underwriters are committed to take and pay for all of the shares being offered, if any are taken, other than the shares covered by the option described below unless and until this option is exercised.

          If the underwriters sell more shares than the total number set forth in the table above, the underwriters have an option to buy up to an additional 2,307,693 shares from FTD Group, Inc. to cover such sales. They may exercise that option for 30 days. If any shares are purchased pursuant to this option, the underwriters will severally purchase shares in approximately the same proportion as set forth in the table above.

          The following table shows the per share and total underwriting discounts and commissions to be paid to the underwriters by the company. Such amounts are shown assuming both no exercise and full exercise of the underwriters' option to purchase 2,307,693 additional shares. The following table does not include the 1,538,462 shares of common stock being sold in this offering to affiliates of Leonard Green & Partners, L.P. at the initial public offering price. The underwriters will not receive any underwriting discounts or commissions on those shares.

Paid by FTD Group, Inc.	No Exercise	Full Exercise
Per Share	$	$
Total	$	$

          Shares sold by the underwriters to the public will initially be offered at the initial public offering price set forth on the cover of this prospectus. Any shares sold by the underwriters to securities dealers may be sold at a discount of up to $            per share from the initial public offering price. Any such securities dealers may resell any shares purchased from the underwriters to certain other brokers or dealers at a discount of up to $            per share from the initial public offering price. If all the shares are not sold at the initial public offering price, the representatives may change the offering price and the other selling terms.

          FTD Group, Inc. and its executive officers, directors and, with one exception, current stockholders have agreed with the underwriters not to dispose of or hedge any of their common stock or securities convertible into or exchangeable for shares of common stock during the period from the date of this prospectus continuing through the date 180 days after the date of this prospectus, except with the prior written consent of the representatives. For more information, see "Shares Eligible for Future Sale—Look-Up Agreements."

          The 180-day restricted period described in the preceding paragraph will be automatically extended if: (1) during the last 17 days of the 180-day restricted period FTD Group, Inc. issues an earnings release or announces material news or a material event; or (2) prior to the expiration of the 180-day restricted period, FTD Group, Inc. announces that it will release earnings results during the 15-day period following the last day of the 180-day period, in which case the restrictions described in the preceding paragraph will continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release of the announcement of the material news or material event.

          This agreement does not apply to any existing employee benefit plans. See "Shares Eligible for Future Sale" for a discussion of certain transfer restrictions.

          Prior to the offering, there has been no public market for the shares. The initial public offering price has been negotiated among FTD Group, Inc. and the representatives. Among the factors to be considered in determining the initial public offering price of the shares, in addition to prevailing market conditions, will be the company's historical performance, estimates of the business potential and earnings prospects of the company, an assessment of the company's management and the consideration of the above factors in relation to market valuation of companies in related businesses.

          An application has been made to list the common stock on the New York Stock Exchange under the symbol "FTD".

          In connection with the offering, the underwriters may purchase and sell shares of common stock in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Shorts sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in the offering. "Covered" short sales are sales made in an amount not greater than the underwriters' option to purchase additional shares from FTD Group, Inc. in the offering. The underwriters may close out any covered short position by either exercising their option to purchase additional shares or purchasing shares in the open market. In determining the source of shares to close out the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase additional shares pursuant to the option granted to them. "Naked" short sales are any sales in excess of such option. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of various bids for or purchases of common stock made by the underwriters in the open market prior to the completion of the offering.

          The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased shares sold by or for the account of such underwriter in stabilizing or short covering transactions.

          Purchases to cover a short position and stabilizing transactions may have the effect of preventing or retarding a decline in the market price of the company's stock, and together with the imposition of the penalty bid, may stabilize, maintain or otherwise affect the market price of the common stock. As a result, the price of the common stock may be higher than the price that otherwise might exist in the open market. If these activities are commenced, they may be discontinued at any time. These transactions may be effected on the New York Stock Exchange, in the over-the-counter market or otherwise.

          Each underwriter has represented, warranted and agreed that: (i) it has not offered or sold and, prior to the expiry of a period of six months from the closing date, will not offer or sell any shares to persons in the United Kingdom except to persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (as principal or agent) for the purposes of their businesses or otherwise in circumstances which have not resulted and will not result in an offer to the public in the United Kingdom within the meaning of the Public Offers of Securities Regulations 1995; (ii) it has only communicated or caused to be communicated and will only communicate or cause to be communicated any invitation or inducement to engage in investment activity (within the meaning of section 21 of the Financial Services and Markets Act 2000 ("FSMA")) received by it in connection with the issue or sale of any shares in circumstances in which section 21(1) of the FSMA does not apply to the Issuer; and (iii) it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the shares in, from or otherwise involving the United Kingdom.

          The shares may not be offered or sold, transferred or delivered, as part of their initial distribution or at any time thereafter, directly or indirectly, to any individual or legal entity in the Netherlands other than to individuals or legal entities who or which trade or invest in securities in the conduct of their profession or trade, which includes banks, securities intermediaries, insurance companies, pension funds, other institutional investors and commercial enterprises which, as an ancillary activity, regularly trade or invest in securities.

          The shares may not be offered or sold by means of any document other than to persons whose ordinary business is to buy or sell shares or debentures, whether as principal or agent, or in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap. 32) of Hong Kong, and no advertisement, invitation or document relating to the shares may be issued, whether in Hong Kong or elsewhere, which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to shares which are or are intended to be disposed of only to persons outside Hong Kong or only to "professional investors" within the meaning of the Securities and Futures Ordinance (Cap. 571) of Hong Kong and any rules made thereunder.

          This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation or subscription or purchase, of the securities may not be circulated or distributed, nor may the securities be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than under circumstances in which such offer, sale or invitation does not constitute an offer or sale, or invitation for subscription or purchase, of the securities to the public in Singapore.

          The securities have not been and will not be registered under the Securities and Exchange Law of Japan (the Securities and Exchange Law) and each underwriter has agreed that it will not offer or sell any securities, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to a resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Securities and Exchange Law and any other applicable laws, regulations and ministerial guidelines of Japan.

          The underwriters do not expect sales to discretionary accounts to exceed five percent of the total number of shares offered.

          The company estimates that its share of the total expenses of the offering, excluding underwriting discounts and commissions, will be approximately $1.5 million.

          FTD Group, Inc. has agreed to indemnify the several underwriters against certain liabilities, including liabilities under the Securities Act of 1933.

          A prospectus in electronic format will be made available on the website maintained by one or more of the lead managers of this offering and may also be made available on websites maintained by other underwriters. The underwriters may agree to allocate a number of shares to underwriters for sale to their online brokerage account holders. Internet distributions will be allocated by the lead managers to underwriters that may make Internet distributions on the same basis as other allocations.

          Certain of the underwriters and their respective affiliates have, from time to time, performed, and may in the future perform, various financial advisory and investment banking services for FTD Group, Inc. and its affiliates, for which they received or will receive customary fees and expenses. For example, in connection with the 2004 Merger, Goldman, Sachs & Co. acted as financial advisor to FTD.

          An affiliate of Citigroup Global Markets Inc. holds a limited partnership interest in Green Equity Investors IV, L.P., which interest is less than 1% of the aggregate limited partnership interests in Green Equity Investors IV.

VALIDITY OF THE COMMON STOCK

          The validity of the shares being sold in this offering will be passed upon for us by Latham & Watkins LLP, Los Angeles, California. Certain legal matters in connection with this offering will be passed upon for the underwriters by Skadden, Arps, Slate, Meagher & Flom LLP, Los Angeles, California.

EXPERTS

          The consolidated financial statements of FTD Group, Inc. (formerly Mercury Man Holdings Corporation) at June 30, 2004, and for the period from inception (February 24, 2004) through June 30, 2004, and its Predecessor at June 30, 2003 and for the period from July 1, 2003 through February 23, 2004 and for the year ended June 30, 2003, appearing in this prospectus and registration statement have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

          The consolidated financial statements of the Predecessor for the year ended June 30, 2002, have been included herein and in the registration statement in reliance upon the report of KPMG LLP, independent registered public accounting firm, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

          On November 15, 2002, FTD dismissed KPMG LLP as its independent public accountants. FTD's audit committee participated in and approved the decision to change independent accountants. The report of KPMG LLP on the Predecessor's financial statements for the fiscal year ended June 30, 2002 contained no adverse opinion or disclaimer of opinion and was not qualified or modified as to uncertainty, audit scope or accounting principle. In connection with its audit for the fiscal year ended June 30, 2002 and through November 15, 2002, there have been no disagreements with KPMG LLP on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements if not resolved to the satisfaction of KPMG LLP would have caused them to make reference thereto in their report on the financial statements for such years. During the fiscal year ended June 30, 2002 and through November 15, 2002, there have been no reportable events (as defined in Regulation S-K Item 304(a)(1)(v)). FTD requested that KPMG LLP furnish a letter addressed to the SEC stating whether or not it agrees with the above statements. A copy of this letter, dated November 21, 2002, is filed as Exhibit 16.1 to the registration statement. FTD has agreed to indemnify and hold KPMG LLP harmless against and from any and all legal costs and expenses incurred by KPMG LLP in successful defense of any legal action or proceeding that arises as a result of KPMG LLP's consent to the inclusion of its audit report on our past financial statements included in this prospectus.

          FTD's audit committee engaged Ernst & Young LLP as its principal independent public accountants as of November 15, 2002. During the fiscal years ended June 30, 2002 and 2001 and through November 15, 2002, FTD did not consult with Ernst & Young LLP regarding either (i) the application of accounting principles to a specified transaction, either completed or proposed; or the type of audit opinion that might be rendered on our financial statements; or (ii) any matter that was either the subject of a disagreement, as that term is defined in Item 304(a)(1)(iv) of Regulation S-K and the related instructions to Item 304 of Regulation S-K, or a reportable event, as that term is defined in Item 304(a)(1)(v) of Regulation S-K.

WHERE YOU CAN FIND MORE INFORMATION

          We have filed with the U.S. Securities and Exchange Commission a registration statement on Form S-1 pursuant to the Securities Act covering the common stock being offered hereby. This prospectus contains all the information about us and our common stock that may be material to an investor. The registration statement includes exhibits and schedules to which you should refer for additional information about us.

          You may inspect a copy of the registration statement and the exhibits and schedules to the registration statement without charge at the offices of the SEC at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549 upon the payment of the prescribed fees. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC maintains a Web site at http://www.sec.gov that contains reports, proxy and information statements and other information regarding registrants like us that file electronically with the SEC. You can also inspect our registration statement on this Web site.

          We are currently obligated to file annual, quarterly and current reports, proxy statements and other information with the SEC. We intend to make these filings available on our Web site upon each filing. You may read and copy any reports, statements or other information on file at the public reference rooms. You can also request copies of these statements, for a copying fee, by writing to the SEC, or you can review these documents on the SEC's Web site, as described above. In addition, we will provide electronic or paper copies of our filings free of charge upon request.

          We intend to send our stockholders annual reports containing audited financial statements and to make available quarterly reports containing unaudited financial statements for the first three quarters of each fiscal year.

INDEX TO COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS

FTD Group, Inc. Audited Consolidated Financial Statements
Report of Independent Registered Public Accounting Firm	F-2
Report of Independent Registered Public Accounting Firm	F-3
Consolidated Balance Sheets as of June 30, 2004 and 2003	F-4

Consolidated Statements of Operations and Comprehensive Income (Loss) for the period from February 24, 2004 through June 30, 2004, for the period from July 1, 2003 through February 23, 2004 and for the years ended June 30, 2003 and 2002	F-5

Consolidated Statements of Stockholders' Equity for the period from February 24, 2004 through June 30, 2004, for the period from July 1, 2003 through February 23, 2004 and for the years ended June 30, 2003 and 2002	F-6

Consolidated Statements of Cash Flows for the period from February 24, 2004 through June 30, 2004, for the period from July 1, 2003 through February 23, 2004 and for the years ended June 30, 2003 and 2002	F-7
Notes to Consolidated Financial Statements	F-8
FTD Group, Inc. Unaudited Interim Consolidated Financial Statements
Unaudited Consolidated Balance Sheet as of December 31, 2004 and Audited Consolidated Balance Sheet as of June 30, 2004	F-37
Unaudited Consolidated Statements of Operations and Comprehensive Income (Loss) for the three- and six-month periods ended December 31, 2004 and 2003	F-38
Unaudited Consolidated Statements of Cash Flows for the six-month periods ended December 31, 2004 and 2003	F-39
Notes to Unaudited Consolidated Financial Statements	F-40
FTD Group, Inc. Unaudited Pro Forma Condensed Consolidated Financial Statements
Unaudited Pro Forma Condensed Consolidated Statement of Operations	P-1
Unaudited Pro Forma Condensed Consolidated Statement of Operations for the year ended June 30, 2004	P-2
Notes to Unaudited Pro Forma Condensed Consolidated Financial Statements	P-3

Report of Independent Registered Public Accounting Firm

The Board of Directors

          We have audited the accompanying consolidated balance sheets of FTD Group, Inc., (the Company), formerly Mercury Man Holdings Corporation, at June 30, 2004 and its Predecessor at June 30, 2003, and the related consolidated statements of operations and comprehensive income (loss), stockholders' equity and cash flows of the Company for the period from inception (February 24, 2004) through June 30, 2004 and of the Predecessor for the period from July 1, 2003 through February 23, 2004 and for the year ended June 30, 2003. These financial statements are the responsibility of the management of the Company and its Predecessor. Our responsibility is to express an opinion on these financial statements based on our audits.

          We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

          In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company at June 30, 2004 and of its Predecessor at June 30, 2003, and the consolidated results of their operations and their cash flows for the period from inception (February 24, 2004) through June 30, 2004 for the Company and for the period from July 1, 2003 through February 23, 2004 and for the year ended June 30, 2003 for the Predecessor, in conformity with U.S. generally accepted accounting principles.

          As discussed in Note 5 to the financial statements, the Predecessor changed its method of accounting for goodwill effective July 1, 2002.

ERNST & YOUNG LLP

Chicago, Illinois
August 9, 2004, except for Note 14, as to which the date is August 18, 2004, and except for the "Reverse Stock Split" section of Note 1, as to which the date is                   .

          The foregoing report is the form that will be signed upon the completion of the reverse common stock split described in the "Reverse Stock Split" section of Note 1 in the consolidated financial statements.

/s/  ERNST & YOUNG LLP

Chicago, Illinois
January 7, 2005

Report of Independent Registered Public Accounting Firm

The Board of Directors
FTD, Inc.:

          We have audited the accompanying consolidated statements of operations and comprehensive income (loss), stockholders' equity, and cash flows of FTD, Inc. and subsidiaries for the year ended June 30, 2002. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

          We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

          In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the results of operations and cash flows of FTD, Inc. and subsidiaries for the year ended June 30, 2002, in conformity with accounting principles generally accepted in the United States of America.

/s/  KPMG LLP

Chicago, Illinois
July 29, 2002

FTD GROUP, INC.
CONSOLIDATED BALANCE SHEETS
(in thousands, except share amounts)

		Predecessor
	June 30, 2004
		June 30, 2003
ASSETS
Current Assets:
Cash and cash equivalents	$2,491	$1,921
Restricted cash	7,261	—
Accounts receivable, less allowance for doubtful accounts of $5,067 at June 30, 2004 and $5,284 at June 30, 2003	27,572	23,398
Inventories, net	9,392	8,668
Deferred income taxes	4,296	4,740
Prepaid expenses and other current assets	10,312	4,224

Total current assets	61,324	42,951
Property and equipment:
Land and improvements	1,380	1,600
Building and improvements	14,196	8,858
Mercury consoles	10	4,233
Furniture and equipment	4,761	19,131

Total	20,347	33,822
Less accumulated depreciation	1,136	20,648

Property and equipment, net	19,211	13,174
Other assets:
Other noncurrent assets, net	28,907	11,986
Customer lists, less accumulated amortization of $834 at June 30, 2004 and $1,023 at June 30, 2003	11,673	3,653
Trademark, less accumulated amortization of $2,719 at June 30, 2003	121,577	12,281
Goodwill, less accumulated amortization of $17,286 at June 30, 2003	337,196	120,326

Total other assets	499,353	148,246

Total assets	$579,888	$204,371

LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
Accounts payable	$41,311	$37,729
Customer deposits	5,441	6,095
Unearned income	2,059	1,664
Other accrued liabilities	23,217	19,655
Current maturities of long-term debt	850	—

Total current liabilities	72,878	65,143
Senior subordinated notes	175,000	—
Senior secured credit facility	83,938	—
Long-term debt	—	6,500
Post-retirement benefits and accrued pension obligations	2,717	4,858
Deferred income taxes	57,814	5,547
Junior preferred stock subject to mandatory redemption	75,780	—
Senior preferred stock subject to mandatory redemption	76,299	—
Stockholders' equity:
Predecessor Company
Preferred stock: $0.01 par value, 5,000,000 shares authorized; no shares issued and outstanding	—	—
Common stock:
Class A, $0.01 par value, 300,000,000 shares authorized; 15,516,800 shares issued at June 30, 2003	—	155
Class B convertible, $0.0005 par value, 20,000,000 shares authorized; 2,112,502 shares issued at June 30, 2003	—	1
Successor Company
Common stock: $0.01 par value, 75,000,000 shares authorized; 13,333,334 shares issued and outstanding at June 30, 2004	133	—
Paid-in capital	39,867	148,840
Accumulated deficit	(4,497)	(7,086)
Accumulated other comprehensive loss	(41)	(621)
Unamortized restricted stock	—	(250)
Treasury stock at cost (Predecessor Company); 438,196 shares of Class A and 801,250 shares of Class B convertible as of June 30, 2003	—	(18,716)

Total stockholders' equity	35,462	122,323

Total liabilities and stockholders' equity	$579,888	$204,371

SEE ACCOMPANYING NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.

FTD GROUP, INC.
CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (LOSS)
(in thousands, except per share amounts)

	Successor	Predecessor
	Period from February 24, 2004 through June 30, 2004	Period from July 1, 2003 through February 23, 2004	Year Ended June 30, 2003	Year Ended June 30, 2002
Revenues:
Products	$105,665	$164,512	$246,609	$202,158
Services	45,716	81,167	116,734	123,108

Total revenues	151,381	245,679	363,343	325,266
Costs of Goods Sold and Services Provided:
Products	81,929	125,216	184,075	156,872
Services	6,495	12,841	19,830	20,456

Total costs of goods sold and services provided	88,424	138,057	203,905	177,328
Gross Profit:
Products	23,736	39,296	62,534	45,286
Services	39,221	68,326	96,904	102,652

Total gross profit	62,957	107,622	159,438	147,938
Operating Expenses:
Advertising and selling	29,712	50,241	72,027	67,935
General and administrative	20,227	56,680	50,612	59,345

Total operating expenses	49,939	106,921	122,639	127,280

Income from operations	13,018	701	36,799	20,658
Other Income and Expenses:
Interest income	(137)	(22)	(168)	(1,038)
Interest expense	9,365	532	1,577	3,342
Interest expense on shares subject to mandatory redemption	6,689	—	—	—
Other expense (income), net	63	(1,105)	10,728	1,096

Total other income and expenses	15,980	(595)	12,137	3,400

Income (loss) before income tax and minority interest	(2,962)	1,296	24,662	17,258
Income tax expense	1,535	2,898	15,373	6,718
Minority interest	—	—	—	2,525

Net income (loss)	(4,497)	(1,602)	9,289	8,015

Other Comprehensive Income (Loss):
Foreign currency translation adjustments	(41)	38	261	(48)
Minimum pension liability adjustment, net of income tax benefit of $172 and $145 for years ended June 30, 2003 and 2002, respectively	—	—	(33)	(237)

Comprehensive income (loss)	$(4,538)	$(1,564)	$9,517	$7,730

Net Loss Per Common Share—Basic	$(0.34)

Net Loss per Common Share—Diluted	$(0.34)

Weighted Average Common Shares Outstanding:
Basic	13,333

Diluted	13,333

SEE ACCOMPANYING NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.

FTD GROUP, INC.
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
(In thousands)

	Successor		Predecessor
	Class A common stock		Class A common stock		Class B common stock
								Retained earnings (accumulated deficit)	Accumulated other comprehensive income (loss)		Treasury Stock
							Paid-in capital			Unamortized restricted stock			Total stockholders' equity
	Shares	Amount	Shares	Amount	Shares	Amount					Shares	Amount
Balance at June 30, 2001	—	$—	12,598	$126	3,000	$2	$93,856	$(24,390)	$(564)	$(3,778)	1,022	$(14,113)	$51,139
Net income	—	—	—	—	—	—	—	8,015	—	—	—	—	8,015
Foreign currency translation adjustment	—	—	—	—	—	—	—	—	(48)	—	—	—	(48)
Deferred compensation expense	—	—	—	—	—	—	—	—	—	2,070	—	—	2,070
Gain on vesting of subsidiary stock	—	—	—	—	—	—	(435)	—	—	—	—	—	(435)
Reduction of tax benefit related to restricted stock vesting	—	—	—	—	—	—	(290)	—	—	—	—	—	(290)
Minimum pension liability adjustment	—	—	—	—	—	—	—	—	(237)	—	—	—	(237)
Issuance of stock related to the 2002 Merger (see Note 3)	—	—	2,044	20	—	—	55,336	—	—	—	—	—	55,356
Remeasurement of options and restricted stock at merger date	—	—	—	—	—	—	613	—	—	(613)	—	—	—
Forfeiture of restricted stock	—	—	(13)	—	—	—	(682)	—	—	682	—	—	—
Repurchase of treasury stock of subsidiary	—	—	—	—	—	—	(725)	—	—	—	—	—	(725)
Issuance of stock previously held in treasury	—	—	—	—	—	—	1,035	—	—	—	(192)	1,139	2,174
Repurchase of common stock into treasury	—	—	—	—	—	—	—	—	—	—	232	(2,802)	(2,802)

Balance at June 30, 2002	—	—	14,629	146	3,000	2	148,708	(16,375)	(849)	(1,639)	1,062	(15,776)	114,217
Net income	—	—	—	—	—	—	—	9,289	—	—	—	—	9,289
Deferred compensation expense	—	—	—	—	—	—	—	—	—	1,572	—	—	1,572
Tax benefits from stock-related compensation	—	—	—	—	—	—	282	—	—	—	—	—	282
Foreign currency translation adjustment	—	—	—	—	—	—	—	—	261	—	—	—	261
Minimum pension liability adjustment	—	—	—	—	—	—	—	—	(33)	—	—	—	(33)
Issuance of stock previously held in treasury	—	—	—	—	—	—	(142)	—	—	(183)	(41)	572	247
Repurchase of common stock into treasury	—	—	—	—	—	—	—	—	—	—	218	(3,512)	(3,512)
Conversion of Class B common stock to Class A common stock	—	—	888	9	(888)	(1)	(8)	—	—	—	—	—	—

Balance at June 30, 2003	—	—	15,517	155	2,112	1	148,840	(7,086)	(621)	(250)	1,239	(18,716)	122,323
Net loss	—	—	—	—	—	—	—	(1,602)	—	—	—	—	(1,602)
Deferred compensation expense	—	—	—	—	—	—	—	—	—	51	—	—	51
Foreign currency translation adjustment	—	—	—	—	—	—	—	—	38	—	—	—	38
Issuance of stock previously held in treasury	—	—	—	—	—	—	1	—	—	(30)	(4)	61	32
Issuance of stock previously held in treasury for class action suit	—	—	—	—	—	—	1,417	—	—	—	(139)	2,021	3,438
Forfeiture of restricted stock	—	—	(10)	—	—	—	(159)	—	—	159	—	—	—
Conversion of Class B common stock to Class A common stock	—	—	48	—	(48)	—	—	—	—	—	—	—	—

Balance at February 23, 2004	—	—	15,555	155	2,064	1	150,099	(8,688)	(583)	(70)	1,096	(16,634)	124,280
2004 Merger (see Note 2)	40,000	400	(15,555)	(155)	(2,064)	(1)	(110,499)	8,688	583	70	(1,096)	16,634	(84,280)
Net loss	—	—	—	—	—	—	—	(4,497)	—	—	—	—	(4,497)
Foreign currency translation adjustment	—	—	—	—	—	—	—	—	(41)	—	—	—	(41)
Effect of 1-for-3 reverse stock split	(26,667)	(267)	—	—	—	—	267	—	—	—	—	—	—

Balance at June 30, 2004	13,333	$133	—	$—	—	$—	$39,867	$(4,497)	$(41)	$—	—	$—	$35,462

SEE ACCOMPANYING NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.

FTD GROUP, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands)

	Successor	Predecessor
	Period from February 24, 2004 through June 30, 2004	Period from July 1, 2003 through February 23, 2004	2003	2002
Cash flows from operating activities:
Net income (loss)	$(4,497)	$(1,602)	$9,289	$8,015
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Depreciation and amortization	3,738	5,377	7,898	9,421
Interest expense on mandatorily redeemable shares	6,689	—	—	—
Deferred compensation expense	—	51	1,572	2,070
Non-cash settlement of liabilities	—	—	—	(807)
Impairment loss	—	—	—	526
Gain on vesting of subsidiary stock issuance	—	—	—	(435)
Post-retirement settlement gain	—	—	—	(1,395)
Minority interest in gain of subsidiary	—	—	—	2,525
Amortization and write off of deferred financing costs	440	600	263	881
Provision for doubtful accounts	1,132	2,103	3,420	4,048
Deferred income taxes	(287)	(518)	3,722	6,718
Increase (decrease) in cash due to changes in operating assets and liabilities, net of acquisitions:
Restricted cash	(7,261)	—	1,400	—
Accounts receivable	1,049	(10,728)	(1,943)	(6,964)
Inventories	565	(1,289)	720	1,071
Prepaid expenses and other	743	(6,168)	544	768
Other noncurrent assets	22	123	106	187
Accounts payable	(17,532)	21,213	(5,487)	346
Other accrued liabilities, unearned income, and customer deposits	6,423	(131)	8,896	(1,191)

Net cash provided by (used in) operating activities	(8,776)	9,031	30,400	25,784

Cash flows from investing activities:
Merger with Nectar Merger Corporation	(421,049)	—	—	—
Acquisitions	—	—	(12,426)	(9,060)
Expenditures related to the 2002 Merger	—	—	(2,504)	(1,062)
Capital expenditures	(1,579)	(4,169)	(4,528)	(4,453)
Decrease in officer notes receivable	—	—	248	1,834

Net cash used in investing activities	(422,628)	(4,169)	(19,210)	(12,741)

Cash flows from financing activities:
Net proceeds from (repayments of) revolving credit facility	—	(6,500)	(40,500)	22,125
Proceeds from the issuance of long-term debt	260,000	—	—	—
Repayments of long-term debt	(212)	—	—	(30,000)
Deferred financing costs	(10,659)	—	(224)	(802)
Purchase of interest rate cap	—	—	—	(120)
Capital contribution—common stock	39,064	—	—	—
Capital contribution—preferred stock	145,390
Issuance of treasury stock	—	32	247	2,174
Repurchase of treasury stock	—	—	(5,463)	(852)

Net cash provided by (used in) financing activities	433,583	(6,468)	(45,940)	(7,475)

Effect of foreign exchange rate changes on cash	(41)	38	261	(48)

Net increase (decrease) in cash and cash equivalents	2,138	(1,568)	(34,489)	5,520
Cash and cash equivalents at beginning of period	353	1,921	36,410	30,890

Cash and cash equivalents at end of period	$2,491	$353	$1,921	$36,410

Supplemental disclosures of cash flow information
Cash paid for:
Interest	$3,395	$360	$1,465	$3,050

Income taxes	$3,324	$7,238	$11,418	$236

SEE ACCOMPANYING NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.

FTD GROUP, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(1)    Summary of Significant Accounting Policies

Description of the Business

          FTD Group, Inc. (the "Company"), formerly Mercury Man Holdings Corporation, is a Delaware corporation that was formed in 2003 by Green Equity Investors IV, L.P. ("Green Equity Investors"), a private investment fund affiliated with Leonard Green & Partners, L.P., solely for the purpose of acquiring majority ownership of FTD, Inc. As used in the Notes to the Consolidated Financial Statements, the term the "Company" refers to FTD Group, Inc., including its wholly-owned subsidiary, FTD, Inc.

          FTD, Inc. is a Delaware corporation that commenced operations in 1994 and includes the operations of its principal operating subsidiary, Florists' Transworld Delivery, Inc., a Michigan corporation ("FTD" or the "Operating Company"). The operations of FTD include those of its wholly-owned subsidiaries, FTD.COM INC. ("FTD.COM") and Florists' Transworld Delivery Association of Canada, Ltd., and its indirect wholly-owned subsidiary, Renaissance Greeting Cards, Inc. ("Renaissance"). Substantially all of the Company's operations are conducted through FTD and its subsidiaries.

          On February 24, 2004, the Company completed a merger transaction. In the merger, Nectar Merger Corporation, which was a wholly-owned subsidiary of the Company, merged with and into FTD, Inc. with FTD, Inc. continuing as the surviving corporation (the "2004 Merger"). As a result of the 2004 Merger, FTD, Inc. ceased to have its equity publicly traded and became a wholly-owned subsidiary of the Company. See Note 2 for further detail. The results of operations presented herein for all periods prior to the 2004 Merger are referred to as the results of operations of the "Predecessor."

Principles of Consolidation

          The consolidated financial statements of the Company include the accounts of the Company and its indirect wholly-owned subsidiaries, including its primary operating subsidiary, FTD. The accounts of FTD include its wholly-owned subsidiaries, FTD.COM and Florists' Transworld Delivery Association of Canada, Ltd. and its indirect wholly-owned subsidiary, Renaissance. All intercompany accounts and transactions have been eliminated in consolidation.

Cash and Cash Equivalents

          Cash and cash equivalents consist of deposits with banks and short-term investments with original maturities of three months or less from the date of purchase.

Fair Value of Financial Instruments

          The carrying amounts of the Company's financial instruments, including cash and cash equivalents, restricted cash, accounts receivable, accounts payable, customer deposits, unearned income, other accrued liabilities and preferred stock approximate fair value. At June 30, 2004, the carrying amount of long-term debt, including the current portion, was $259.8 million, which was comprised of $175.0 million of the 7.75% Senior Subordinated Notes (the "Notes") and $84.8 million in borrowings under the Senior Secured Credit Facility (the "2004 Credit Agreement"). The estimated fair value at June 30, 2004 of the long-term debt, including the current portion was $250.2 million, which was comprised of $165.4 million related to the Notes and $84.8 million in borrowings under the 2004 Credit

Agreement. The estimated fair value of the Notes is based on quoted market prices for such notes as of June 30, 2004.

Accounts Receivable and Allowance for Doubtful Accounts

          Accounts receivable consist primarily of amounts due to the Company from normal business activities. The Company's management must make estimates of accounts receivable that will not be collected. The Company performs ongoing credit evaluations of its customers and adjusts credit limits based upon payment history and the customer's credit-worthiness, as determined by the Company's review of their current credit information. The Company continuously monitors collections and payments from its customers and maintains a provision for estimated losses based upon historical experience and specific customer collection issues that it has identified. Trade receivables are written off when all reasonable collection efforts have been exhausted, including, but not limited to, external third party collection efforts and litigation. While such credit losses have historically been within management's expectations and the provisions established, there can be no assurance that the Company will continue to experience the same credit loss rates as in the past. If the financial condition of the Company's customers were to deteriorate, resulting in an impairment of their ability to make payments, additional allowances for doubtful accounts may be required.

Inventories

          Inventories consist of finished goods and are stated at the lower of cost or market value. Cost is determined using the weighted average method.

Property and Equipment

          Property and equipment are recorded at cost and are depreciated over their estimated useful lives using the straight-line method. The useful lives are five to thirty years for building and improvements, three to five years for Mercury Technology computer equipment and two to ten years for furniture and equipment.

Software to be Sold, Leased, or Marketed

          The Company follows the provisions of Statement of Financial Accounting Standards ("SFAS") No. 86, Accounting for the Costs of Computer Software to Be Sold, Leased, or Otherwise Marketed. SFAS No. 86 requires that all costs relating to the purchase or internal development and production of a computer software product to be sold, leased or otherwise marketed be expensed in the period incurred unless the requirements for technological feasibility have been established. The Company capitalizes all eligible computer software costs incurred once technological feasibility is established. The Company amortizes these costs using the greater of the straight-line method over a period of three to five years or the revenue method prescribed by SFAS No. 86.

          The costs are recorded in other noncurrent assets on the Consolidated Balance Sheets as of June 30, 2004 and 2003. At June 30, 2004 and 2003, the net book value of capitalized computer software costs was $0.9 million and $1.7 million, respectively. During the period from February 24, 2004 through June 30, 2004, the period from July 1, 2003 through February 23, 2004 and for the years ended June 30, 2003 and 2002, $0.4 million, $0.8 million, $1.0 million and $1.3 million, respectively, was charged to expense related to the amortization of these capitalized computer software costs. In accordance with SFAS No. 86, at June 30, 2004, the unamortized capitalized cost of the computer software was compared to the net realizable value of the product to determine whether any necessary write-downs should be made. The net realizable value is the estimated future gross revenues reduced by the estimated future costs of completing and disposing of the product. At June 30, 2004, no write-down was necessary.

Internal Use Software

          The Company has adopted the provisions of AICPA Statement of Position ("SOP") 98-1, Accounting for the Costs of Software Developed or Obtained for Internal Use and Emerging Issues Task Force ("EITF") Consensus No. 00-02, Accounting for Web Site Development Costs. Accordingly, certain costs incurred in the planning and development stage of internal-use computer software, including Web site development costs, are expensed as incurred. Costs incurred during the application development stage are capitalized. During fiscal year 2002, the Predecessor recorded an impairment loss for internal use software in the amount of $0.4 million, that had been used to process clearinghouse and related transactions for member services, in addition to $0.1 million related to other software. Capitalized internal use software costs are amortized over the expected economic life of three to five years using the straight-line method. At June 30, 2004 and 2003, the net book value of capitalized internal use software costs of $8.2 million and $4.0 million, respectively, was included in other noncurrent assets on the Consolidated Balance Sheets. During the period from February 24, 2004 through June 30, 2004, the period from July 1, 2003 through February 23, 2004, and the years ended June 30, 2003 and 2002, amortization expense related to internal use software was $1.0 million, $1.5 million, $2.8 million and $2.5 million, respectively.

Goodwill and Other Intangibles

          The Company adopted the provisions of SFAS No. 142, Goodwill and Other Intangible Assets, effective July 1, 2002. Under SFAS No. 142, goodwill and intangible assets with indefinite lives, which consist of trademarks, are not amortized but are reviewed for impairment, on a reporting unit basis, at the end of the third quarter of each fiscal year, or more frequently if indicators arise. The Company defines its reporting units on a segment basis.

          For goodwill, if the book value of a reporting unit exceeds its fair value, the implied fair value of goodwill is compared with the carrying amount of goodwill. If the carrying amount of goodwill exceeds the implied fair value, an impairment loss is recorded in an amount equal to that excess. For trademarks, the fair value is compared to the book value. If the carrying amount of the trademark asset exceeds its fair value, an impairment loss is recorded in an amount equal to that excess.

          The Company also has other intangibles, consisting of a customer list, which is amortized over five years using the straight-line method.

Impairment of Other Long-Lived Assets

          The Company reviews its other long-lived assets for impairment whenever events or changes in business circumstances indicate that the carrying amount of the assets may not be fully recoverable or that the useful lives of these assets are no longer appropriate. Each impairment test is based on a comparison of the estimated undiscounted cash flows to the recorded value of the asset. If impairment is indicated, the asset is written down to its estimated fair value based on a discounted cash flow analysis.

Income Taxes

          Deferred tax assets and liabilities are recognized based on the differences between financial statement carrying amounts and the tax bases of assets and liabilities. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Under SFAS No. 109, Accounting for Income Taxes, the effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

Foreign Currency Translation

          The financial position and results of operations of the Company's foreign subsidiary are measured using the subsidiary's local currency as the functional currency. In accordance with SFAS No. 52, Foreign Currency Translation, balance sheet accounts of the Company's foreign operations are translated from foreign currency into U.S. dollars at the year-end rate of exchange. Translation gains or losses related to net assets located outside the United States are included in stockholders' equity. Income and expenses of the Company's foreign operations are translated at the weighted average rates of exchange for the year. Gains and losses resulting from foreign currency transactions are included in net income (loss).

Reverse Stock Split

          Immediately prior to the consummation of the initial public offering of the Company's common stock, the number of authorized shares will be increased to 75,000,000. Also note all common share and per share amounts in the consolidated financial statements and notes to the consolidated financial statements have been restated to reflect a 1-for-3 reverse stock split effective immediately prior to the consummation of the initial public offering of the Company's common stock.

Earnings per Share

          The computation of basic and diluted net income per share for the period from February 24, 2004 through June 30, 2004 is as follows:

Period from February 24, 2004 through June 30, 2004
(in thousands, except per share amounts)
Net loss	$(4,497)

Weighted average basic shares of common stock outstanding	13,333

Weighted average diluted shares of common stock outstanding	13,333

Net loss per share of Common Stock—basic	$(0.34)

Net loss per share of Common Stock—diluted	$(0.34)

Revenues

          The Company generates its revenue from two business segments, the florist business segment and the consumer business segment.

          Florist business.    The florist business segment includes revenue associated with the services and products provided to FTD member florists and other retail locations offering floral products, primarily comprised of the services and products as described below.

          Clearinghouse services.    Clearinghouse services primarily consist of billing and collection services provided to both the sending and receiving florists in inter-city flower delivery transactions. Revenues from the clearinghouse are primarily generated by retaining a percentage of the sales price of orders sent through the clearinghouse and are recorded in the month the orders are filled. Revenue is also generated from the monthly membership fee charged to member florists and from the credit card processing services provided to member florists. Cash rebates, which are earned by florists under a customer incentive program in conjunction with the credit card processing service offered by the Company, are classified as contra-revenue, in accordance with EITF Issue No. 01-9, Accounting for Consideration Given by a Vendor to a Customer (Including a Reseller of the Vendor's Products).

          Publications products and other member services.    Publications products and other member services primarily consist of a telephone directory of FTD member florists that is published on a quarterly basis in both CD-ROM and paper book form. Revenues relating to publications are recognized ratably over the period for which the publications are issued. The Company also provides services related to the set up and maintenance of FTD Florists' Online Web sites, which are accessible directly and are also accessible through FTD.COM's www.ftd.com Web site. In addition, the Company provides a 24 hour telephone answering and floral order-taking service ("Flowers All Hours"). Revenues associated with FTD Florists' Online Web sites and Flowers All Hours are recorded in the period the service is provided.

          Mercury Network services.    The Company's Mercury Network is a proprietary telecommunications network linking the Company and approximately 73% of the Company's member florists. Florists who are linked by the Mercury Network are able to transmit orders and send each other messages for a per order or per message fee. Revenues related to transmitting orders and messages are recorded in the period the transmission occurs.

          Mercury computer equipment products and services.    Mercury computer equipment and software sales include both the sales and leasing of hardware and software designed for the floral industry. The software provides access to the Company's Mercury Network to allow for sending and receiving orders, billing capabilities, order-entry capabilities, an interface to various accounting software packages and a comprehensive range of payroll and accounting functions. The Company follows the provisions of SOP 97-2, Software Revenue Recognition, as amended by SOP 98-9, Software Revenue Recognition with Respect to Certain Arrangements, requiring revenue earned on software arrangements involving multiple elements (i.e., software products, upgrades/enhancements, post-contract customer support, installation and training) to be allocated to each element based on the relative fair values of the elements. The Company recognizes revenue related to hardware products which are sold, including specified upgrades/enhancements, at the time of shipment. The Company recognizes revenue related to software products which are sold ratably over the estimated useful life of the software. For systems that are being leased, the Company recognizes hardware and software revenue ratably over the period of the lease agreement. Support revenue is recognized over the period of the support agreement. Installation and training revenues are recognized at the time the service is provided.

          Specialty wholesaling products.    The Company sells both FTD-branded and non-branded holiday and everyday floral arrangement containers and products. The Company also sells packaging, promotional products and a wide variety of other floral-related supplies, including greeting cards and the Floral Selections Guide, a counter display catalog published by FTD featuring FTD products for all occasions. Sales of specialty wholesaling products are recorded when the products are shipped.

          Consumer business.    The consumer business is comprised of FTD.COM, an Internet and telephone marketer of flowers and specialty gifts, which sells products directly to consumers primarily through the 1-800-SEND-FTD toll-free telephone number and electronically to consumers through the www.ftd.com Web site. FTD.COM offers same-day delivery of floral orders to nearly 100% of the U.S. population. The majority of orders are fulfilled by a group of independent FTD florists who adhere to FTD.COM's quality and service standards. FTD.COM offers over 400 floral arrangements and over 800 specialty gift items, including gourmet gifts, holiday gifts, bath and beauty products, dried flowers, gifts for the home and stuffed animals.

          Orders placed through FTD.COM's Web site or 1-800-SEND-FTD typically are paid for using a credit card. When a customer makes a purchase that will be fulfilled by an FTD florist, FTD.COM processes the order, charges the customer's credit card and transmits the order to the Mercury Network. The Mercury Network then transmits the order to the fulfilling florist. FTD.COM typically charges the customer a service fee of $9.99 for floral orders and certain specialty gift items placed through its Web site or through 1-800-SEND-FTD, prior to any promotional discounts.

          Generally, orders from FTD.COM's specialty gift selection are fulfilled by a manufacturer or a third party distributor and are based on a pre-negotiated price. FTD.COM charges the customer shipping and handling fees for these specialty gift product orders. Amounts charged to the customer for the product and shipping and handling are recorded as revenue and the pre-negotiated price of the product and the costs incurred for shipping and handling are recorded as costs of goods sold and services provided.

          Order revenue and service fees are reported net of discounts. FTD.COM recognizes 100% of the order value as revenue and the associated costs of goods sold and services provided when the order is fulfilled.

Revenues from the Sale of the Floral Selections Guide

          As a condition of FTD affiliation, all FTD florists must purchase a Floral Selections Guide and related workbook every two years or upon initial membership. Historically, revenue was recognized related to the Floral Selections Guide in the month that it was shipped to the florist. The purchase of the Floral Selections Guide entitles the FTD florist to a non-exclusive, non-transferable right for on-premise use of the Floral Selections Guide for as long as the purchaser remains an FTD florist in good standing. There are no refund provisions associated with the purchase of the Floral Selections Guide. Historically, de minimis refunds have been provided in isolated cases. Beginning in fiscal year 2004, new FTD members were charged a monthly fee, and beginning with the distribution of the Floral Selections Guide in fiscal year 2005, all FTD members will be charged a monthly fee for the use of the Floral Selections Guide while an active FTD member. Revenue from sales of the Floral Selections

Guide for the period from February 24, 2004 through June 30, 2004, the period from July 1, 2003 through February 23, 2004 and fiscal years 2003 and 2002, was $81,000, $91,000, $5.1 million and $0.3 million, respectively.

Consideration Given to Customers

          Certain advertising and selling expenses that relate to cash rebates which are earned by florists under a customer incentive program, in conjunction with the credit card clearing services offered by the Company, are recorded as contra-revenue. The financial data for all periods presented has been reclassified to conform with EITF Issue No. 01-9.

          The amounts related to these cash rebates for the period from February 24, 2004 through June 30, 2004, the period from July 1, 2003 through February 23, 2004, the years ended June 30, 2003 and 2002 were $0.9 million, $1.3 million, $2.2 million and $2.3 million, respectively.

          Also, in accordance with the requirements of EITF Issue No. 01-9, the Company records advertising and selling expenses related to its consumer business segment to costs of goods sold and services provided that relate to the granting of mileage and reward points to customers in connection with an order. The amounts related to the granting of mileage and reward points for the period from February 24, 2004 through June 30, 2004, the period from July 1, 2003 through February 23, 2004, and the years ended June 30, 2003 and 2002 were $2.6 million, $3.2 million, $4.4 million and $3.3 million, respectively.

Advertising and Sales Promotion Costs

          The Company expenses production, advertising time and space costs and related residual rights and contracts at the time the advertising is first broadcast or displayed. Promotion costs, including costs associated with affinity programs in the consumer business segment, are charged to expense when incurred.

          For the period from February 24, 2004 through June 30, 2004, the period from July 1, 2003 through February 23, 2004, and the years ended June 30, 2003 and 2002, advertising and sales promotion expense was $21.8 million, $34.8 million, $53.3 million and $52.8 million, respectively.

Stock-Based Compensation

          The Company follows the provisions of SFAS No. 123, Accounting for Stock-Based Compensation which allows entities to continue to apply the provisions of Accounting Principles Board ("APB") Opinion No. 25, Accounting for Stock Issued to Employees, and provide pro forma net income disclosures for employee stock option grants as if the fair value-based method defined in SFAS No. 123 had been applied. The Company has elected to continue to apply the intrinsic value method prescribed by APB Opinion No. 25.

          The Company did not grant any stock options in the period from February 24, 2004 through June 30, 2004. The Predecessor's pro forma information is as follows (in thousands):

			For the year ended June 30,
		Period from July 1, 2003 through February 23, 2004
			2003	2002
Net income (loss), as reported		$(1,602)	$9,289	$8,015
Add:	stock-based employee compensation expense included in net income (loss), as reported, net of related tax effects	24	37	155
Add:	option expense, merger related payout, net of related tax effects	6,424	—	—
Less:	total stock-based employee compensation expense determined under fair value based method for all awards, net of related tax effects	(1,758)	(478)	(187)

Pro forma net income		$3,088	$8,848	$7,983

Use of Estimates

          The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates.

Reclassifications

          Certain amounts in the Predecessor's fiscal year 2002 financial statements have been reclassified to conform to the current year presentation.

(2)    2004 Merger with Nectar Merger Corporation, an Affiliate of Leonard Green & Partners, L.P.

          On February 24, 2004, the Company completed the 2004 Merger for $422.0 million, which excludes $23.4 million of fees that were expensed by the Predecessor as a component of corporate general and administrative expenses. Upon consummation of the 2004 Merger, each issued and outstanding share of FTD, Inc. common stock, other than treasury shares and shares owned by the Company, which were retired, was cancelled and converted automatically into the right to receive $24.85 per share in cash.

          The transaction was financed by a $145.4 million investment in preferred stock of the Company and a $40.0 million investment in common stock of the Company by Green Equity Investors and certain members of the Company's senior management at the time of the transaction, including $0.9 million in the form of an exchange of a portion of management's ownership in the Predecessor's common stock, the proceeds from the issuance of $175.0 million in senior subordinated notes due 2014

(the "Notes") and borrowings under a new $135.0 million senior secured credit facility, comprised of an $85.0 million senior secured term loan facility and a $50.0 million revolving credit facility. The revolving credit facility was undrawn at of the closing of the 2004 Merger.

          The Company accounted for the 2004 Merger using the purchase method of accounting. The purchase price was allocated to the assets acquired and the liabilities assumed as follows (in thousands):

Assets:
Cash	$353
Accounts receivable	30,995
Inventories	9,957
Deferred income taxes	3,827
Prepaid expenses and other	10,916
Property and equipment	20,303
Other noncurrent assets	17,840
Customer list	12,507
Trademarks	121,577
Goodwill	337,196

Total assets acquired	$565,471

Liabilities:
Accounts payable	$58,942
Customer deposits	5,677
Unearned income	1,828
Other accrued liabilities	16,685
Post-retirement benefits and accrued pension obligations	2,721
Deferred tax liability	57,632

Total liabilities assumed	143,485

Net assets acquired	$421,986

          In addition, pursuant to the terms of the Settlement Agreement relating to the FTD.COM securities litigation, the Company is obligated to pay $7.3 million in cash, which payment is anticipated to be made later in fiscal year 2005. Pursuant to the terms of the new senior credit facility, $7.3 million was placed into an escrow account at the consummation of the 2004 Merger to fund this obligation and is not reflected in the allocation shown above.

          In accordance with the provisions of SFAS No. 142, the $337.2 million in goodwill recorded as part of the 2004 Merger will not be amortized and will be tested for impairment at least annually. The goodwill is not deductible for tax purposes. The primary reasons for the 2004 Merger and the primary factors that contributed to a purchase price that resulted in recognition of goodwill include:

  •
  The Company's brand and its prominent market position in both the consumer retail market and the floral service provider market offers a competitive advantage in obtaining new customers;

  •
  The Company's participation and extensive membership base in the floral wire-service market, which enjoys significant barriers to entry with respect to clearinghouse services, the largest component of our Member Services revenues within the Florist Segment; and

  •
  The diverse customer base minimizes the potential impact of volatility from any one customer.

          The unaudited pro forma results of operations data for the years ended June 30, 2004 and 2003 as if the 2004 Merger had occurred on July 1, 2002, and excluding costs related to the 2004 Merger, are as follows (in thousands):

	For the year ended June 30,
	2004	2003
Total revenues	$397,060	$363,343

Income from operations	$35,010	$33,655

Pro forma net loss	$(11,091)	$(22,949)

Pro forma net loss per share of Common Stock—basic	$(0.83)	$(1.72)

Pro forma net loss per share of Common Stock—diluted	$(0.83)	$(1.72)

          The above results may not be representative of future periods.

(3)    2002 Merger with FTD.COM

        Effective June 28, 2002, the Predecessor, FTD and FTD.COM completed a merger transaction (the "2002 Merger") pursuant to which FTD.COM became an indirect wholly-owned subsidiary of the Predecessor and the former public stockholders of FTD.COM became stockholders of the Predecessor. Prior to the 2002 Merger, the financial statements of FTD.COM were included in the Predecessor's consolidated financial statements with appropriate accounting for minority interest. As a result of the 2002 Merger, the Predecessor's minority interest in FTD.COM was eliminated.

          The unaudited pro forma results of operations data for the year ended June 30, 2002 as if the 2002 Merger had occurred on July 1, 2001 is as follows (in thousands):

Total revenues	$325,266

Income from operations	$17,433

Net income	$8,573

          Pursuant to the 2002 Merger, each stockholder of FTD.COM, other than the Predecessor or its other direct or indirect wholly-owned subsidiaries, received 0.26 shares of the Predecessor's Class A common stock, par value $0.01 per share ("Class A Common Stock"), for each share of FTD.COM common stock owned at the time of the 2002 Merger. As such, 7,863,161 shares of FTD.COM common stock, including outstanding restricted shares, were converted to 2,044,421 shares of Class A Common Stock. Additionally, 220,000 options to purchase shares of FTD.COM common stock, which were originally granted under the FTD.COM INC. 1999 Equity Incentive Plan, were converted into 57,200 options to purchase shares of Class A Common Stock and all restricted shares of FTD.COM common stock were converted into restricted shares of Class A Common Stock in accordance with the same exchange ratio and continued to be subject to the same restrictions and vesting schedule as existed prior to the 2002 Merger.

          In addition, in connection with the 2002 Merger, the Predecessor awarded one-time bonuses of $5.3 million and $3.2 million to the chief executive officers of the Predecessor and FTD.COM, respectively, and recorded the bonuses as general and administrative expenses.

          Based on the consensus views reached in EITF No. 00-23, Issues Related to the Accounting for Stock Compensation Under APB Opinion No. 25 and FASB Interpretation No. 44, and the Financial Accounting Standards Board Interpretation No. 44, Accounting for Certain Transactions Involving Stock Compensation (an Interpretation of APB Opinion No. 25), issued in March 2000, the exchange of FTD.COM awards for awards of the Predecessor as described in the preceding paragraph is considered a modification of a stock-based compensation arrangement. Accordingly, a new measurement of compensation cost was required at the date of the exchange. For unvested restricted stock and option awards, the difference between the original intrinsic value of the awards and the value of the awards at the new measurement date is recognized as compensation expense over the remaining life of the awards. The vested portion of restricted stock awards was considered part of the purchase price of the acquisition of the minority interest, except for shares that had not been unrestricted for more than six months ("immature" shares). Immature shares are shares outstanding related to restricted stock for which the restrictions have lapsed within six months prior to the exchange date. To the extent the exchanged options are fully vested or exchanged shares are immature, any additional compensation expense resulting from the new measurement date was recognized immediately. As such, at the time of the 2002 Merger, the Predecessor increased deferred compensation by $152,000 related to the difference between the original intrinsic value of the unvested option awards and the value of the unvested option awards at the new measurement date and recorded compensation expense of $58,000 for fully vested stock options that were outstanding at June 28, 2002. Additionally, the Predecessor increased deferred compensation by $201,000 related to the difference between the original intrinsic value of the unvested restricted stock awards and the value of the unvested restricted stock awards at the new measurement date and recorded compensation expense of $202,000 related to the immature restricted shares outstanding at June 28, 2002.

(4)    Acquisitions

        On October 2, 2002, FTD.COM completed the acquisition of the outstanding stock of A.F.E. Inc. (doing business as Flowers USA) ("Flowers USA"), now known as Flowers USA, Inc. pursuant to an agreement and plan of merger by and among FTD.COM, A.F.E. Acquisition Corp., A.F.E. Inc. and David M. Adams, as sole shareholder of A.F.E. Inc. (the "Flowers USA Agreement"). Flowers USA was a direct marketer of flowers and specialty gifts.

          Pursuant to the terms of the Flowers USA Agreement, the purchase price of the acquisition was $7.7 million. Initially, $8.0 million was funded from the Predecessor's existing cash balances, of which $0.3 million was later paid to the Predecessor by the seller in connection with working capital adjustments under the Flowers USA Agreement. In addition, the Predecessor incurred acquisition costs of $0.1 million. The assets acquired primarily consisted of Flowers USA's customer list, valued at $0.4 million, and goodwill of $7.7 million, in addition to net liabilities assumed of $0.3 million.

          On July 18, 2002, FTD.COM completed the acquisition of substantially all of the operating assets of Flowers Direct, L.L.P. ("Flowers Direct") pursuant to an asset purchase agreement by and among Flowers Direct, E-Service Holdings, LLC, Express Worldwide Florist, Inc. and FTD.COM (the "Flowers Direct Agreement"). Flowers Direct was a direct marketer of flowers and specialty gifts.

          Pursuant to the terms of the Flowers Direct Agreement, the purchase price for the assets acquired was $4.7 million, which was funded from FTD.COM's existing cash balances. Additionally, FTD.COM incurred acquisition costs of $0.2 million. The assets acquired primarily consisted of Flowers Direct's customer list, valued at $0.2 million, and goodwill of $4.7 million.

          On November 9, 2001, FTD.COM completed the acquisition of certain assets of National Flora, Inc. ("National Flora") pursuant to an asset purchase agreement dated as of November 7, 2001, by and among Gerald Stevens, Inc., National Flora and FTD.COM (the "Asset Purchase Agreement"). National Flora was a direct marketer of flowers and specialty gifts.

          Pursuant to the terms of the Asset Purchase Agreement, the purchase price of the acquisition was approximately $9.0 million, which was funded from FTD.COM's existing cash balances. Additionally, FTD.COM incurred $0.1 million of other acquisition costs. The assets acquired primarily consisted of $1.7 million in prepaid advertising expenses, National Flora's rights under or in respect of certain contracts and agreements, National Flora's customer list, valued at $0.9 million, and goodwill of $6.5 million.

          The results of operations of Flowers USA, Flowers Direct and National Flora since the respective transaction closing dates are included in the consolidated financial statements. The Predecessor accounted for these acquisitions using the purchase method of accounting; accordingly, the Predecessor's financial statements reflect the allocation of the total purchase price to the net tangible and intangible assets acquired, based on their respective fair values.

(5)    Goodwill and Other Intangibles

        As of June 30, 2003 and 2002, the Predecessor had accumulated goodwill amortization of $17.3 million and accumulated trademark amortization of $2.7 million. There was no accumulated goodwill amortization or accumulated trademark amortization as of June 30, 2004 in accordance with SFAS No. 142.

          In conjunction with the 2004 Merger, the Company completed its annual impairment tests and determined that goodwill and trademark assets were not impaired. The Company will continue to evaluate goodwill and trademark assets for impairment at least annually.

          The following is a summary of the Predecessor's net income for the year ended June 30, 2002, as adjusted to eliminate amortization of goodwill and trademark assets, as these assets were no longer required to be amortized as of fiscal year 2003 (in thousands):

Net income—as reported	$8,015
Add back: goodwill and trademark amortization	2,654

Net income—adjusted	$10,669

          The following tables provide the carrying amount of amortizable intangible assets and the related accumulated amortization at June 30, 2004 and the estimated amortization expense for each of the next five fiscal years (in thousands):

		Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
Total amortizable intangible assets:
	Customer lists	$12,507	$834	$11,673
Estimated amortization expense:
For the year ending June 30, 2005	$2,501
For the year ending June 30, 2006	2,501
For the year ending June 30, 2007	2,501
For the year ending June 30, 2008	2,501
For the year ending June 30, 2009	1,669

Amortization expense was as follows (in thousands):

	Period from February 24, 2004 through June 30, 2004	Period from July 1, 2003 through February 23, 2004	Year ended June 30, 2003	Year ended June 30, 2002
Goodwill and trademark amortization	$—	$—	$—	$2,654
Amortization of other intangibles	834	623	915	108

Total amortization expense	$834	$623	$915	$2,762

          As a result of the 2004 Merger, the related goodwill was allocated to the reporting units based on the respective fair values of the assets and liabilities of each reporting unit. The changes in the carrying amount of goodwill, by segment, for the year ended June 30, 2004 was as follows (in thousands):

	Goodwill
	Florist Business	Consumer Business	Total
Balance as of June 30, 2003	$47,680	$72,646	$120,326
Adjustment related to the 2004 Merger	111,188	105,682	216,870

Balance as of June 30, 2004	$158,868	$178,328	$337,196

(6)    Financing Arrangements

        Long-term debt consists of the following (in thousands):

	As of June 30,
	2004	2003
7.75% senior subordinated notes	$175,000	$—
Senior secured credit facility	84,788	—
Revolving credit commitment	—	6,500
Junior preferred stock subject to mandatory redemption	75,780	—
Senior preferred stock subject to mandatory redemption	76,299	—

Total debt	411,867	6,500
Less: current portion	(850)	—

Long-term debt	$411,017	$6,500

  $135.0 million Senior Secured Credit Facility

          In connection with the consummation of the 2004 Merger, the Predecessor terminated its then existing senior secured credit facility and FTD, Inc. entered into a new senior secured credit facility (the "2004 Credit Agreement") with a syndicate of financial institutions, including Credit Suisse First Boston, acting through its Cayman Islands Branch, as administrative agent, UBS Securities LLC, as syndication agent, and Wells Fargo Bank, N.A., as documentation agent. Borrowings under the 2004 Credit Agreement are secured by first priority security interests in, and mortgages on, substantially all of FTD, Inc.'s tangible and intangible assets.

          All of the Company's consolidated assets are owned, and all of the Company's consolidated net sales are earned, by its direct and indirect subsidiaries. As of June 30, 2004, the Company's subsidiaries had $579.9 million of restricted net assets.

          The 2004 Credit Agreement provides for aggregate borrowings of up to $135.0 million and consists of a five-year $50.0 million revolving credit facility and a seven-year $85.0 million term loan. A portion of the revolving credit facility is available as a letter of credit sub-facility and as a swing-line facility. Borrowings under the revolving credit facility are used to finance working capital, capital expenditures, acquisitions, certain expenses associated with the bank credit facilities and letter of credit needs. The revolving credit facility included $1.3 million in letters of credit outstanding and had availability of $48.7 million at June 30, 2004.

          Borrowings under the 2004 Credit Agreement generally bear interest based on a margin over, at FTD, Inc.'s option, either the base rate (generally the applicable prime lending rate of Credit Suisse First Boston, as announced from time to time) or the London Interbank Offered Rate ("LIBOR"). For the first six months following the 2004 Merger on February 24, 2004, the applicable margin for base rate loans will be 175 basis points and for LIBOR loans will be 275 basis points. Beginning six months after the consummation of the 2004 Merger, the applicable margin for borrowings under the 2004 Credit Agreement will vary based upon the consolidated leverage ratio, as defined in the 2004 Credit Agreement. The 2004 Credit Agreement requires FTD, Inc. to pay commitment fees on the unused portion of the revolving credit facility, which vary based on the utilization of the revolving credit facility. During the period from February 24, 2004 through June 30, 2004, the Company recorded commitment fees of $93,000 as interest expense related to the unused portion of the revolving credit facility. Prior to the 2004 Merger, the Predecessor recorded commitment fees of $122,000, $145,000 and $53,000 as interest expense related to the unused portion of the Predecessor's revolving credit facility for the period from July 1, 2003 through February 23, 2004 and for the years ended June 30, 2003 and 2002, respectively.

          The 2004 Credit Agreement includes covenants that, among other things, require that as of June 30, 2004, FTD, Inc. maintain a ratio of consolidated earnings before interest, taxes, depreciation and amortization (subject to certain adjustments) to consolidated interest expense of no less than 2.1 to 1.0, a fixed charge coverage ratio of no less than 1.4 to 1.0 and a leverage ratio not to exceed 5.9 to 1.0. FTD, Inc. was in compliance with all debt covenants as of June 30, 2004. Debt covenant targets are adjusted quarterly in accordance with the terms of the 2004 Credit Agreement.

          The 2004 Credit Agreement imposes various restrictions on FTD, Inc., including restrictions that limit FTD, Inc.'s ability to incur liens or encumbrances, make investments or acquisitions, incur additional debt, enter into sale leaseback transactions, incur certain contingent liabilities, make certain restricted junior payments and other similar distributions, enter into mergers, consolidations and similar combinations, sell assets or engage in similar transfers, amend certain material agreements, including the indenture governing the Notes, make capital expenditures and engage in transactions with affiliates.

          There was $84.8 million in outstanding debt at June 30, 2004 under the 2004 Credit Agreement. FTD, Inc. is permitted to voluntarily repay principal amounts outstanding or reduce commitments under the 2004 Credit Agreement at any time, in whole or in part, without premium or penalty, upon the giving of proper notice and subject to minimum amount requirements. In addition, subject to certain exceptions, FTD, Inc. is required to prepay outstanding amounts under the 2004 Credit Agreement with a portion of its excess cash flow, the net proceeds of certain asset dispositions, casualty insurance and condemnation recovery events and upon the issuance of certain securities or debt. The term loan is due in annual installments of $850,000 per year with the remaining balance due at maturity.

          As a result of entering into the 2004 Credit Agreement, the Company recorded $4.0 million of deferred financing costs, which were allocated, pro rata, to the five-year revolving credit facility and the seven-year term loan and are being amortized straight-line over the respective terms. Additionally, $0.4 million of unamortized deferred financing costs associated with the previous credit agreement were expensed in the Predecessor's period ended February 23, 2004. This expense is reflected in other expense in the accompanying Consolidated Statements of Operations and Comprehensive Income (Loss).

  $175.0 million 7.75% Senior Subordinated Notes due 2014

          On February 6, 2004, Nectar Merger Corporation completed the issuance and sale of $175.0 million in aggregate principal amount of the Notes. Upon consummation of the 2004 Merger on February 24, 2004, FTD, Inc. assumed Nectar Merger Corporation's obligations under the Notes. The Notes will mature on February 15, 2014 and interest is payable on February 15 and August 15 of each year. The proceeds from the issuance of the Notes were used in the financing of the 2004 Merger.

        The Notes are unsecured, senior subordinated obligations, ranking junior in right of payment to all of FTD, Inc.'s existing and future senior indebtedness and equal in right of payment to all of FTD, Inc.'s existing and future senior subordinated indebtedness. The Notes rank senior in right of payment to all of FTD, Inc.'s existing and future subordinated indebtedness and are unconditionally guaranteed by FTD, Inc.'s subsidiary guarantors on a senior subordinated basis.

          The terms of the Notes provide for certain limitations on FTD, Inc.'s ability to incur additional indebtedness and issue disqualified capital stock, make restricted payments, permit restrictions on dividends or other payment restrictions affecting subsidiaries, layer indebtedness, enter into liens securing indebtedness, enter into transactions with affiliates, enter into certain merger, sale or consolidation transactions, guarantors and the release of guarantors.

          As a result of issuing the Notes, the Company recorded $6.7 million of deferred financing costs, which are being amortized straight-line over the ten-year term of the Notes.

          For information on the Company's preferred stock subject to mandatory redemption, see Note 7.

(7)    Preferred Stock Subject to Mandatory Redemption

        The Company has authorized 200,000 shares of Preferred Stock, par value $0.01 per share. The Company issued 72,695 shares of 14% mandatorily redeemable Senior exchangeable cumulative preferred stock, par value $0.01 per share (the "Senior Preferred"), and 72,695 shares of 12% mandatorily redeemable Junior exchangeable cumulative preferred stock, par value $0.01 per share (the "Junior Preferred" and together with the Senior Preferred, the "Preferred Stock"), in conjunction with the 2004 Merger. Each share of Preferred Stock is non-voting, non-participating and has a liquidation value of $1,000 per share as of the date of issue. The liquidation value, plus accrued and unpaid dividends, is payable on August 24, 2024, the mandatory redemption date. Because the shares are mandatorily redeemable at a fixed date, such shares are classified as a liability on the related consolidated balance sheet, pursuant to SFAS No. 150, Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity, and the related cash dividends are reflected as interest expense. Holders of the shares of Preferred Stock are entitled to receive cash dividends out of funds legally available when declared by the Board of Directors. The Company may exchange all, but not less than all, of the then outstanding shares of Senior Preferred Stock into 14% Series A Junior Subordinated Debentures and all, but not less than all, of the then outstanding shares of Junior Preferred Stock into 12% Series B Junior Subordinated Debentures.

          The Company has the option to redeem on or after February 24, 2009, any or all of the shares then outstanding, at a redemption price of 106% in 2009, 104% in 2010, 102% in 2011 and 100% in 2012 and thereafter. In addition, in the event of one or more public offerings of common stock of the Company in an aggregate amount of at least $50 million or as a result of which at least 15% of the Common Stock of the Company is publicly traded, the Company may redeem using the net cash proceeds from such offering, prior to February 24, 2007, up to 35% of such shares then outstanding, at a redemption price of 114% for the Senior Preferred and 112% for the Junior Preferred, of the aggregate liquidation preference per share.

          In addition, in the event the Company receives any proceeds from its insurance carriers in connection with the settlement of the consolidated class actions titled "In RE FTD.COM, Inc.

Shareholders Litigation," the Company may redeem shares of Senior Preferred at a redemption price equal to 100% of the aggregate liquidation preference per share.

          As of June 30, 2004, the fair value of the Senior Preferred was $76.3 million and the fair value of the Junior Preferred was $75.8 million.

(8)    Leases

As Lessor

          The Company leases Mercury computer equipment and software to customers through leases classified as operating leases. As of June 30, 2004 and 2003, net capitalized equipment leased to customers under operating leases, including equipment used for maintenance purposes, was $0.2 million and $0.6 million, respectively.

          The total minimum future rentals on non-cancelable leases of Mercury computer equipment and software are as follows (in thousands):

Year	Amount
2005	$55
2006	3

Total	$58

As Lessee

          The Company has entered into operating leases for certain hardware components of the Mercury computer equipment, facilities and other equipment. Rental expense relating to these leases totaled $0.6 million, $1.5 million, $1.5 million and $1.9 million for the period from February 24, 2004 through June 30, 2004, the period from July 1, 2003 through February 23, 2004 and the years ended June 30, 2003 and 2002, respectively. The minimum aggregate annual operating lease obligations are as follows (in thousands):

Year	Amount
2005	$1,121
2006	874
2007	472
2008	215
2009	76

Total	$2,758

          The total minimum lease payments have not been reduced by minimum sublease rentals of $58,000 due in the future under non-cancelable subleases of Mercury computer equipment.

(9)    Income Taxes

        The provision for income taxes consists of the following components (in thousands):

	Successor
			Predecessor
	Period from February 24, 2004 through June 30, 2004	Period from July 1, 2003 through February 23, 2004
			Year ending June 30, 2003	Year ending June 30, 2002
Current:
Federal	$1,459	$2,732	$8,505	$—
State	363	685	3,330	240

Total current	1,822	3,417	11,835	240

Deferred:
Federal	(232)	(411)	3,095	4,979
State	(55)	(108)	443	1,499

Total deferred	(287)	(519)	3,538	6,478

Income tax expense	$1,535	$2,898	$15,373	$6,718

          The provision for income taxes for the period from February 24, 2004 through June 30, 2004, the period from July 1, 2003 through February 23, 2004 and for the years ended June 30, 2003 and 2002, differs from the amount computed by applying the U.S. federal income tax rate of 35% to pretax income because of the effect of the following items (in thousands):

	Successor
			Predecessor
	Period from February 24, 2004 through June 30, 2004	Period from July 1, 2003 through February 23, 2004
			Year ending June 30, 2003	Year ending June 30, 2002
Tax expense (benefit) at U.S. federal income tax rate	$(1,037)	$454	$8,631	$6,040
State income taxes, net of federal income tax effect	200	375	2,426	1,214
Non-deductible interest expense on preferred stock	2,341	—	—	—
Non-deductible acquisition costs	—	2,010	—	—
Litigation settlement, non-deductible	—	—	3,850	—
Change in valuation allowance	—	—	—	(1,500)
Amortization of non-deductible goodwill	—	—	—	798
Other permanent items, net	31	59	466	166

Income tax expense	$1,535	$2,898	$15,373	$6,718

          At June 30, 2004 and 2003, the Company's deferred tax assets and liabilities consisted of the following (in thousands):

	Successor
		Predecessor
	June 30, 2004
		June 30, 2003
Current deferred tax assets:
Allowance for doubtful accounts	$2,027	$2,114
Inventory	723	1,036
Unearned income	824	666
Accrued vacation	486	453
Restricted stock vesting	—	294
Severance costs	18	67
Other	218	110

Total current deferred tax assets	4,296	4,740

Noncurrent deferred tax assets:
Postretirement benefit obligations	626	1,357
Accrued pension	432	586

Total noncurrent deferred tax assets	1,058	1,943

Noncurrent deferred tax liabilities—tax over book
depreciation and amortization and difference in basis	(58,872)	(7,490)

Net noncurrent deferred tax liabilities	(57,814)	(5,547)

Net deferred tax liabilities	$(53,518)	$(807)

          In assessing the realization of deferred tax assets, the Company considers whether it is more likely than not that some portion or the entire deferred tax asset will be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which these temporary differences are deductible. This assessment is performed considering expected taxable income in future years and tax planning strategies available to the Company. In fiscal year 2002, the Predecessor determined that it was more likely than not that its deferred tax assets will be realized. As such, the then existing valuation allowance of $2.5 million was reversed. The recognition of $1.0 million of the related tax benefit was applied to goodwill, as it was generated from the 1994 Acquisition. The remaining $1.5 million was recorded as a benefit in the provision for income taxes in fiscal year 2002.

(10)    Post-retirement Benefits Other Than Pensions

        The Predecessor previously provided post-retirement health care benefits to qualifying retirees under the terms of a qualified retirement plan. Under the terms of the plan, retirees are required to share in the cost of these benefits. During fiscal year 1997, the Predecessor terminated such benefits to employees and recorded an unrecognized net gain that was to be amortized over the average retiree life expectancy of 15.6 years. In connection with the purchase accounting related to the 2004 Merger, the unamortized portion of the gain was recorded, which reduced the accrued benefit with a corresponding offset to goodwill.

          During the year ended June 30, 2002, the Predecessor terminated certain future post-retirement health care benefits. This termination in benefits caused a decrease in the Predecessor's post-retirement health care obligation attributed to prior services rendered and generated a pretax settlement gain of $1.4 million, which was recorded as a reduction of general and administrative expenses in the year ended June 30, 2002.

          In accordance with the disclosure requirements of SFAS No. 132, Employers Disclosures about Pensions and Other Postretirement Benefits, the following tables provide a reconciliation of the benefit obligation and funded status at June 30, 2004 and 2003, as well as the components of net periodic post-retirement benefit costs for the period from February 24, 2004 through June 30, 2004, for the period from July 1, 2003 through February 23, 2004 and for the years ended June 30, 2003 and 2002 (in thousands):

	2004	2003
Benefit obligation at beginning of year	$1,569	$1,505
Interest cost	28	99
Benefits paid	(24)	(96)
Actuarial (gain) loss	(158)	61

Benefit obligation at end of year	$1,415	$1,569

Funded status prior to the 2004 Merger	$(3,110)	n/a
Fair value adjustment related to the 2004 Merger	1,695	n/a

Funded status	(1,415)	(1,569)
Unrecognized net gain	(158)	(1,823)

Accrued benefit cost	$(1,573)	$(3,392)

	Period from February 24, 2004 through June 30, 2004	Period from July 1, 2003 through February 23, 2004	Year ended June 30, 2003	Year ended June 30, 2002
Interest cost	$28	$—	$99	$128
Recognized net actuarial gain	—	(128)	(148)	(172)

Total net periodic postretirement benefit cost (income)	$28	$(128)	$(49)	$(44)

          The discount rates used in determining the accumulated post-retirement benefit obligation (the "APBO") were 6.25% for 2004, 6.0% for 2003 and 7.25% for 2002. For measurement purposes a 6.99% annual rate of increase in the per capita cost of covered health care benefits was assumed. The rate is assumed to decrease to 5.75% in 2008 and remain at that level thereafter. Assumed health care cost trend rates have a significant effect on the amounts reported for the health care plans. If the current health care cost trend rate assumption was increased by one percent, the APBO at June 30, 2004 would have increased approximately $133,000 or 9.4%. If the current health care cost trend rate assumptions were decreased by one percent, the APBO at June 30, 2004 would have decreased approximately $116,000, or 8.2%. The resulting changes in net periodic postretirement benefit cost from a one percent increase or decrease would not have a significant impact on the periods presented.

          The benefit payments, which reflect expected future service, as appropriate, are expected to be paid as follows:

Fiscal Year Ending June 30,	Estimated future benefit payments
2005	$120,000
2006	$125,000
2007	$130,000
2008	$130,000
2009	$120,000
2010 to 2014	$570,000

(11)    Employee Benefit Plans

        Approximately 100 employees and former employees participate under the Company's defined benefit pension plan, which was assumed from the Predecessor. Benefits under the Predecessor's pension plan, which has been frozen since January 1, 1997, were based on the employee's age, years of service and the highest consecutive five-year average compensation.

          In accordance with the disclosure requirements of SFAS No. 132, the following tables provide a reconciliation of the benefit obligation and plan assets, as well as the funded status of the pension plan at June 30, 2004 and 2003 (in thousands):

	2004	2003
Projected benefit obligation at beginning of year	$2,287	$1,886
Interest cost	43	141
Benefits paid	(354)	(195)
Actuarial (gain) loss	(13)	455

Projected benefit obligation at end of year	$1,963	$2,287

Fair value of plan assets at beginning of year	$821	$544
Actual return on plan assets	80	(53)
Employer contributions	301	525
Benefits paid	(354)	(195)

Fair value of plan assets at end of year	$848	$821

Accrued funded status	$(1,115)	$(1,466)
Unrecognized net (gain) loss	(29)	1,165

Accrued pension cost	$(1,144)	$(301)

          The following table presents amounts recognized on the Consolidated Balance Sheets (in thousands):

	2004	2003
Long term accrued benefit cost	$(1,144)	$(1,466)
Accumulated other comprehensive loss	—	1,165

Net amount recognized on the Consolidated Balance Sheet	$(1,144)	$(301)

          Plan assets for the defined benefit plan consist of investments in common stock, fixed income securities and short-term investments.

          During the period from February 24, 2004 through June 30, 2004, and for the years ended June 30, 2003 and 2002, pension expense of $12,000, $149,000 and $216,000, respectively, was recognized in relation to the pension plan. During the period from July 1, 2003 through February 23, 2004, the Predecessor did not incur any pension expense and paid benefits of $273,000. In addition, the Company paid benefits of $81,000 during the period from February 24, 2004 through June 30, 2004. The Predecessor recorded $33,000 within other comprehensive income related to a change in the minimum pension liability during the year ended June 30, 2003. The table below provides the necessary disclosures in accordance with SFAS No. 132 of the components of pension expense for the defined benefit plan for the period from February 24, 2004 through June 30, 2004 and for the years ended June 30, 2003 and 2002 (in thousands):

	Period from February 24, 2004 through June 30, 2004	Year ended June 30, 2003	Year ended June 30, 2002
Interest cost	$43	$141	$147
Expected return on assets	(31)	(67)	(75)
Recognized net actuarial loss	—	75	51

Net periodic pension cost	12	149	123
Settlement loss	—	—	93

Total pension cost	$12	$149	$216

          The discount rate used to calculate the projected benefit obligation was 6.25%, 6.0%, and 7.25% at June 30, 2004, 2003, and 2002 respectively. For fiscal years 2004, 2003 and 2002 the expected long-term rate of return on assets was 9.0%.

          The Company expects to contribute $0.4 million to its defined benefit plan in fiscal year 2005. The benefit payments, which reflect expected future service, as appropriate, are expected to be paid as follows:

Fiscal Year Ending June 30,	Estimated future benefit payments
2005	$110,000
2006	$105,000
2007	$105,000
2008	$105,000
2009	$100,000
2010 to 2014	$725,000

          The Company sponsors a 401(k) savings plan for all of its eligible employees. All eligible employees may contribute between 1% and 75% of their gross annual salary up to $13,000 annually for calendar year 2004, on a pre-tax basis. The Company matches an amount equal to 50% of each participant's pre-tax contribution up to 6% of the participant's compensation. Company contributions to the 401(k) plan for period from February 24, 2004 through June 30, 2004, the period from July 1, 2003 through February 23, 2004, the years ended June 30, 2003 and 2002 were $181,000, $289,000, $407,000 and $436,000, respectively.

(12)    Related Party Transactions

        For the period from July 1, 2003 to February 23, 2004 and fiscal years 2003 and 2002, the Predecessor incurred expenses of $1.3 million, $2.0 million and $2.0 million, respectively, related to the payment for management, financial and other corporate advisory services and expenses to parties related to each of Perry Acquisition Partners, L.P., Bain Capital Investors LLC and Fleet Growth Resources III, Inc., which were stockholders or affiliates of the Predecessor. The Predecessor's management consulting services agreement with these parties required payments aggregating $2.0 million each fiscal year plus reimbursement of reasonable out-of-pocket expenses. The management consulting services agreement with the above listed parties terminated on February 24, 2004 upon the consummation of the 2004 Merger.

          In connection with the 2004 Merger, FTD, Inc. entered into a management services agreement with Leonard Green & Partners, L.P. Under the management services agreement, Leonard Green & Partners, L.P. provides management, consulting and financial planning services in exchange for an annual management fee of $2.0 million, payable in equal monthly installments commencing in March 2004. Payment of the management fees on any monthly payment date is contingent upon FTD, Inc. achieving Consolidated EBITDA, as defined in the indenture governing the Notes, equal to or greater than $46.8 million for the last consecutive twelve-month period ended immediately prior to that payment date. In the event any portion of the management fee is not so paid, such amount will accrue and become due and payable in the next month when the targeted Consolidated EBITDA is obtained. The management services agreement has a ten-year term, which extends automatically on each anniversary of the agreement for one additional year unless either party gives prior notice that the term will not be extended. For the period February 24, 2004 to June 30, 2004, the Company incurred expenses of $0.7 million related to the management services agreement with Leonard Green & Partners, L.P.

          In addition, the management services agreement provides for the payment to Leonard Green & Partners, L.P. of customary fees for services provided in connection with major transactions, reimbursement for reasonable out-of-pocket expenses and a closing fee of $7.0 million, which was included as part of the purchase price and was paid upon consummation of the 2004 Merger.

(13)    Predecessor Stock Awards and Incentive Plans

        The Predecessor's 2002 Long-Term Equity Incentive Plan (the "2002 Equity Incentive Plan") provided for the issuance of up to 1,250,000 shares of Class A Common Stock in connection with the granting of incentive or non-qualified stock options, stock appreciation rights ("SARs"), either alone or in tandem with options, restricted stock, performance awards, or any combination of the foregoing. The Predecessor had not granted any SARs, limited stock appreciation rights, deferred shares, or performance awards under the 2002 Equity Incentive Plan. The 2002 Equity Incentive Plan was terminated in connection with the 2004 Merger. As a result, all options to purchase shares of Class A common stock of FTD, Inc. were cashed out at a price equal to the excess, or spread, of the $24.85 per share FTD merger consideration over the per share price of each option. Accordingly, $10.7 million of expense was recorded in corporate general and administrative costs related to the settlement of these outstanding stock options.

          Outstanding nonqualified stock options were exercisable during a ten-year period beginning one to five years after the date of grant. All options were granted with an exercise price equal to either the fair market value on the date of grant or the optionee's first date of employment. A summary of stock option activity is as follows:

	Class A Common Stock Options	Range of Exercise Prices	Weighted Average Exercise Price
Balance, June 30, 2001	641,100	$3.75-$25.00	$11.38
Granted	—	—	—
Exercised	(192,000)	$7.75-$15.00	$11.32
Recaptured or terminated	(68,500)	$10.50-$25.00	$17.47
FTD.COM options converted (see Note 3)	57,200	$7.45-$30.77	$12.79
Balance, June 30, 2002	437,800	$3.75-$30.77	$10.64
Granted	620,200	$15.24-$16.21	$16.16
Exercised	(29,150)	$3.75-$16.00	$8.46
Recaptured or terminated	(42,800)	$7.75-$30.77	$19.40
Balance, June 30, 2003	986,050	$3.75-$30.77	$13.79
Granted	—	—	—
Exercised	(3,360)	$3.75-$16.00	$9.64
Recaptured or terminated	(982,690)	$3.75-$25.00	$13.80
Balance, June 30, 2004	—	—	—

          As of June 30, 2003 and 2002, options covering 986,050 and 437,800 shares, respectively, of Class A Common Stock were outstanding, of which 314,670 and 322,540 shares were exercisable, respectively.

          Using the Black-Scholes single option pricing model and the following assumptions, the average estimated fair value, at the dates of grant of the Predecessor's options in fiscal year 2003 was $6.01 per option of Class A Common Stock. There were no grants of the Predecessor's options in fiscal year 2004 or 2002.

2003
Risk-free interest rate	3.70%
Expected dividend yield	0.00%
Expected volatility	31.84%
Estimated lives of options (in years)	3.00

          Based on the above assumptions, the Predecessor would have recognized additional compensation expense, net of taxes, of $4.7 million, $0.5 million and $0.2 million related to the Predecessor's options in the period from July 1, 2003 through February 23, 2004 and the fiscal years 2003 and 2002, respectively, if the estimated costs of the outstanding granted stock options of the Predecessor and FTD.COM had been recorded in the Predecessor's consolidated financial statements.

          The Predecessor's options granted in fiscal year 2003 vested equally each year over a four-year period from the date of grant. As a result, the estimated cost indicated above reflects only a partial vesting of such options. If full vesting were assumed, the estimated pro forma costs for the year would have been higher than indicated above.

          During the period from July 1, 2003 through February 23, 2004 and the fiscal year 2003, the Predecessor granted 1,218 and 11,992 restricted shares of Class A Common Stock, respectively, at a weighted average fair value of $24.66 and $15.27, respectively, at the dates of grant to the independent board members and an executive of the Predecessor. The Predecessor's directors and the executive earned the restricted shares in exchange for future services to be provided to the Predecessor over a one-year and three-year period, respectively. The Predecessor recorded deferred compensation in the amount of $0.2 million, equal to the market value of the restricted shares at the date of grant. The Predecessor did not grant any restricted stock in fiscal year 2002. The Predecessor recognized compensation expense related to restricted stock in general and administrative expenses of $16,000, $1.5 million and $1.4 million in the period from July 1, 2003 through February 23, 2004 and the fiscal years 2003 and 2002, respectively.

          There were no restricted shares canceled during fiscal year 2003. During fiscal year 2004 and 2002, 10,000 and 83,333 shares of unvested FTD, Inc. restricted stock, respectively, that were previously granted were canceled.

          Pursuant to the 2002 Merger, each stockholder of FTD.COM, other than the Predecessor or its other direct or indirect wholly-owned subsidiaries, received 0.26 shares of Class A Common Stock of the Predecessor for each share of FTD.COM common stock owned at the time of the 2002 Merger. Additionally, all outstanding options to purchase shares of FTD.COM common stock were converted into options to purchase shares of Class A Common Stock of the Predecessor and all restricted shares of FTD.COM common stock were converted into restricted shares of Class A Common Stock of the Predecessor in accordance with the same exchange ratio and continued to be subject to the same restrictions and vesting schedules as existed prior to the 2002 Merger. As such, 220,000 FTD.COM options were converted into 57,200 options of the Predecessor at the time of the 2002 Merger. The new awards had the same vesting provisions, option periods, aggregate intrinsic value, ratio of exercise price per option to the market value per share and other terms as the FTD.COM awards exchanged.

          Based on the consensus views reached in EITF No. 00-23 and the Financial Accounting Standards Board Interpretation No. 44, the exchange of FTD.COM awards for awards of the Predecessor as described in the preceding paragraph is considered a modification of a stock-based compensation arrangement. Accordingly, a new measurement of compensation cost was required at the date of the exchange. For unvested restricted stock and option awards, the difference between the original intrinsic value of the awards and the value of the awards at the new measurement date will be recognized over the remaining life of the awards. The vested portion of restricted stock awards was considered part of the purchase price of the acquisition of the minority interest, except for shares that had not been unrestricted for more than six months ("immature" shares). Immature shares are shares outstanding related to restricted stock for which the restrictions have lapsed within six months prior to the exchange date. To the extent the exchanged options are fully vested or exchanged shares are immature, any additional compensation expense resulting from the new measurement date was recognized immediately. As such, at the time of the 2002 Merger, the Predecessor increased deferred compensation by $152,000 related to the difference between the original intrinsic value of the unvested option awards and the value of the unvested option awards at the new measurement date and recorded compensation expense of $58,000 for fully vested stock options that were outstanding at June 28, 2002. Additionally, the Predecessor increased deferred compensation by $201,000 related to the difference between the original intrinsic value of the unvested restricted awards and the value of the unvested restricted awards at the new measurement date and recorded compensation expense of $202,000 related to the immature restricted shares outstanding at June 28, 2002. For the period from July 1, 2003 through February 23, 2004 and the fiscal year ended June 30, 2003, the Predecessor recorded $36,000 and $62,000 of compensation expense, respectively, related to the difference between the original intrinsic value of the unvested option awards and the value of the unvested option awards at the new measurement date.

(14)    Commitments and Contingencies

        In March 2002, the Predecessor, FTD, FTD.COM and the directors of the Predecessor and FTD.COM were named as defendants in five class action lawsuits filed in Wilmington, Delaware, which were consolidated under the name "In RE FTD.COM Inc. Shareholders Litigation." The class action lawsuits made several allegations, including that insufficient stock of the Predecessor was exchanged for FTD.COM stock and breach of fiduciary duties by the directors.

          On behalf of all defendants, the Predecessor settled the consolidated class action lawsuits. Such settlement was approved by the court and included no finding of wrongdoing on the part of any of the defendants, or any other finding that the claims alleged had merit.

          Pursuant to the Settlement Agreement, the Predecessor agreed to issue shares of Class A Common Stock valued at $10.7 million in full and final settlement of the case. In connection with the settlement, the Predecessor recorded an $11.0 million charge in the fourth quarter of fiscal year 2003 with respect to the settlement which included costs related to issuing and distributing the settlement shares. In November 2003, pursuant to the court approved Settlement Agreement, the Predecessor, on behalf of all defendants, distributed 139,493 shares of Class A Common Stock valued at $3.4 million as payment for a portion of the $10.7 million settlement liability. Pursuant to the terms of the Settlement

Agreement, the Company is obligated to pay the remaining $7.3 million in cash, which payment is scheduled to be made later in 2004. Pursuant to the terms of the 2004 Credit Agreement, the Company placed $7.3 million into an escrow account at the consummation of the 2004 Merger to fund this obligation.

          The Predecessor pursued claims against two of its insurance carriers, one that provided coverage to FTD and its directors and officers and another that provided coverage to FTD.COM and its directors and officers. In the second quarter of fiscal year 2004, the Predecessor recorded a gain of $1.5 million as a result of a settlement with the insurance carrier that maintained a policy covering FTD and its directors and officers. The insurance carrier that maintained the policy covering FTD.COM and its directors and officers initiated litigation seeking to deny coverage for the shareholder lawsuits that are the subjects of the settlement, while the Company believes that FTD.COM and the individual defendants are entitled to coverage and has filed responsive pleadings to that effect. Any further recoveries relating to the settlement will be recorded as Other Income in the period realized.

          On December 30, 2003, Teleflora LLC ("Teleflora") filed a complaint against FTD in the U.S. District Court for the Northern District of California in San Jose. The complaint alleges, among other things, misappropriation of trade secrets, copyright infringement, unfair competition, intentional interference with contracts and various counts of fraud, through, among other things, unauthorized access to Teleflora software by FTD. Among other things, Teleflora claims that FTD "hacked" into certain of Teleflora's flower shop management software and systems licensed by individual florists and improperly modified Teleflora software to permit florists to use the FTD network to process orders or credit card transactions. Teleflora also claims that some florists who have licensed a Teleflora shop management system were improperly induced by FTD sales representatives to cancel their agreements with Teleflora and install an FTD system. Teleflora is seeking compensatory damages in excess of $5.0 million as well as punitive damages and injunctive relief. Teleflora sought a preliminary injunction against FTD based on its allegations. On August 18, 2004, the court granted only in part and otherwise denied Teleflora's motion for preliminary injunction. As a result, FTD can continue to sell and distribute its wire service interface, which imports data from Teleflora's Dove software. In addition, under certain conditions, FTD can assist florists in reinstalling prior versions of Teleflora software, which the florist is licensed to use. However, the court preliminarily enjoined FTD from copying and distributing Teleflora's software modules or from inducing florists or other third parties from doing so.

          FTD continues to vigorously defend against Teleflora's claims. In addition, in conjunction with its affirmative defenses to Teleflora's complaint, FTD is vigorously pursuing counterclaims against Teleflora alleging that Teleflora is attempting to monopolize the wire service market.

          In addition, the Company is involved in various claims and lawsuits and other matters arising in the normal course of business. In the opinion of management of the Company, although the outcome of these claims and suits are uncertain, they should not have a material adverse effect on the Company's financial condition, liquidity or results of operations.

          The Company also has a one-year commitment with a distribution center facility in Cincinnati, Ohio, where it stores and distributes product.

(15)    Capital Stock Transactions

        During the period from July 1, 2003 through February 23, 2004, the Predecessor did not repurchase any shares of its Class A Common Stock. During the year ended June 30, 2003, the Predecessor repurchased into treasury 218,931 shares of Class A Common Stock at an approximate cost of $3.5 million. In addition, during the year ended June 30, 2003, the Predecessor paid $2.0 million related to certain treasury stock repurchases made at the end of fiscal year 2002 that were payable as of June 30, 2002.

          In November 2003, the Predecessor issued 139,493 shares of Class A Common Stock valued at $3.4 million as payment for a portion of the $10.7 million settlement related to "In RE FTD.COM Inc. Shareholders Litigation." See Note 14, Commitments and Contingencies, for additional information.

(16)    Subsidiary Capital Stock Transactions

        During fiscal year 2002, FTD.COM repurchased into treasury 143,583 shares of FTD.COM Class A common stock at a cost of $853,000 of which 85%, representing the Predecessor's ownership in FTD.COM at the date of each repurchase, is reflected in the Predecessor's Consolidated Statements of Stockholders' Equity.

          Pursuant to the 2002 Merger, FTD.COM became an indirect wholly-owned subsidiary of the Predecessor and the former public stockholders of FTD.COM became stockholders of the Predecessor. As such, all outstanding shares of FTD.COM are held by FTD as a result of the 2002 Merger. Refer to Note 3 for further discussion of 2002 Merger.

(17)    Litigation Settlements

        The Predecessor recorded a $2.6 million gain in fiscal year 2002 for the settlement of a claim against the developer of an unlaunched version of FTD.COM's Web site, which includes the reversal of $0.8 million in accruals related to the gain. The gain was recorded in general and administrative expenses.

(18)    Segment Information

        Operating segments are components of the business for which separate financial information is available that is regularly reviewed by the enterprise's chief operating decision maker to make decisions about resources to be allocated to each segment and to assess its performance.

          For purposes of managing the Company, management reviews segment financial performance to the operating income level for each of its reportable business segments. As such, interest income, interest expense and tax expense is recorded on a consolidated corporate basis.

          The florist business segment includes all products and services sold to FTD member florists and other retail locations offering floral products, encompassing clearinghouse services, publishing products and services, technology sales and leases and specialty wholesale product sales. The consumer business segment encompasses sales of floral and specialty gift products, which are sold primarily to consumers through FTD.COM's Web site, www.ftd.com, or its toll-free telephone number, 1-800-SEND-FTD.

          Of the Company's assets totaling $579.9 million at June 30, 2004, the assets of the Company's consumer business totaled approximately $249.9 million. The Company's florist business segment and corporate headquarters constitute the remaining assets of approximately $330.0 million.

          The following table reports the Company's and Predecessor's operating results by reportable business segment for the period from February 24, 2004 through June 30, 2004, the period from July 1, 2003 through February 23, 2004 and for the years ended June 30, 2003 and 2002:

	Period from February 24, 2004 through June 30, 2004			Period from July 1, 2003 through February 23, 2004			Year Ended June 30, 2003			Year Ended June 30, 2002
	Gross Segment	Eliminations	Consolidated	Gross Segment	Eliminations	Consolidated	Gross Segment	Eliminations	Consolidated	Gross Segment	Eliminations	Consolidated
	Successor						Predecessor
	(in thousands)
Revenues:
Florist business	$62,832	$253	$63,085	$116,878	$294	$117,172	$172,678	$(293)	$172,385	$171,308	$(111)	$171,197
Consumer business	95,868	(7,572)	88,296	138,965	(10,458)	128,507	207,688	(16,730)	190,958	168,653	(14,584)	154,069

Total	158,700	(7,319)	151,381	255,843	(10,164)	245,679	380,366	(17,023)	363,343	339,961	(14,695)	325,266

Costs of Goods Sold and Services Provided:
Florist business	21,816	(897)	20,919	41,477	(1,703)	39,774	59,066	(1,955)	57,111	58,463	(1,891)	56,572
Consumer business	67,348	(666)	66,682	97,639	(1,030)	96,609	146,691	(2,405)	144,286	120,202	(2,022)	118,180
Corporate	823	—	823	1,674	—	1,674	2,508	—	2,508	2,576	—	2,576

Total	89,987	(1,563)	88,424	140,790	(2,733)	138,057	208,265	(4,360)	203,905	181,241	(3,913)	177,328

Gross Margin:
Florist business	41,016	1,150	42,166	75,401	1,997	77,398	113,612	1,662	115,274	112,845	1,780	114,625
Consumer business	28,520	(6,906)	21,614	41,326	(9,428)	31,898	60,997	(14,325)	46,672	48,451	(12,562)	35,889
Corporate	(823)	—	(823)	(1,674)	—	(1,674)	(2,508)	—	(2,508)	(2,576)	—	(2,576)

Total	68,713	(5,756)	62,957	115,053	(7,431)	107,622	172,101	(12,663)	159,438	158,720	(10,782)	147,938

Advertising and Selling:
Florist business	25,094	(5,750)	19,344	43,841	(7,415)	36,426	64,744	(12,548)	52,196	63,660	(10,694)	52,966
Consumer business	10,368	—	10,368	13,815	—	13,815	19,831	—	19,831	14,969	—	14,969

Total	35,462	(5,750)	29,712	57,656	(7,415)	50,241	84,575	(12,548)	72,027	78,629	(10,694)	67,935

General and Administrative:
Florist business	2,680	—	2,680	7,108	—	7,108	11,366	—	11,366	13,098	—	13,098
Consumer business	6,631	(903)	5,728	11,242	(1,324)	9,918	15,976	(2,093)	13,883	14,052	(1,677)	12,375
Corporate	10,922	897	11,819	38,346	1,308	39,654	23,385	1,978	25,363	32,283	1,589	33,872

Total	20,233	(6)	20,227	56,696	(16)	56,680	50,727	(115)	50,612	59,433	(88)	59,345

Operating Income (Loss) before Corporate Allocations:
Florist business	13,242	6,900	20,142	24,452	9,412	33,864	37,502	14,210	51,712	36,087	12,474	48,561
Consumer business	11,521	(6,003)	5,518	16,269	(8,104)	8,165	25,190	(12,232)	12,958	19,430	(10,885)	8,545
Corporate	(11,745)	(897)	(12,642)	(40,020)	(1,308)	(41,328)	(25,893)	(1,978)	(27,871)	(34,859)	(1,589)	(36,448)

Total	13,018	—	13,018	701	—	701	36,799	—	36,799	20,658	—	20,658

Corporate Allocations:
Florist business	3,908	—	3,908	8,028	—	8,028	11,815	—	11,815	11,881	—	11,881
Consumer business	937	—	937	1,880	—	1,880	3,136	—	3,136	3,003	—	3,003
Corporate	(4,845)	—	(4,845)	(9,908)	—	(9,908)	(14,951)	—	(14,951)	(14,884)	—	(14,884)

Total	—	—	—	—	—	—	—	—	—	—	—	—

Operating Income (Loss):
Florist business	9,334	6,900	16,234	16,424	9,412	25,836	25,687	14,210	39,897	24,206	12,474	36,680
Consumer business	10,584	(6,003)	4,581	14,389	(8,104)	6,285	22,054	(12,232)	9,822	16,427	(10,885)	5,542
Corporate	(6,900)	(897)	(7,797)	(30,112)	(1,308)	(31,420)	(10,942)	(1,978)	(12,920)	(19,975)	(1,589)	(21,564)

Total	$13,018	$—	$13,018	$701	$—	$701	$36,799	$—	$36,799	$20,658	$—	$20,658

Depreciation and Amortization:
Florist business	$764	$—	$764	$1,661	$—	$1,661	$2,601	$—	$2,601	$3,042	$—	$3,042
Consumer business	517	—	517	920	—	920	875	—	875	182	—	182
Corporate	2,457	—	2,457	2,796	—	2,796	4,422	—	4,422	6,197	—	6,197

Total	$3,738	$—	$3,738	$5,377	$—	$5,377	$7,898	$—	$7,898	$9,421	$—	$9,421

 FTD GROUP, INC.

CONSOLIDATED BALANCE SHEETS
(in thousands, except share amounts)

	December 31, 2004	June 30, 2004
	(Unaudited)
ASSETS
Current assets:
Cash and cash equivalents	$19,482	$2,491
Restricted cash	7,261	7,261
Accounts receivable, less allowance for doubtful accounts of $5,599 at December 31, 2004 and $5,067 at June 30, 2004	30,407	27,572
Inventories, net	11,344	9,392
Deferred income taxes	4,296	4,296
Prepaid expenses and other	7,582	10,312

Total current assets	80,372	61,324
Property and equipment:
Land and improvements	1,380	1,380
Building and improvements	14,286	14,196
Furniture and equipment	5,095	4,771

Total	20,761	20,347
Less accumulated depreciation	2,672	1,136

Property and equipment, net	18,089	19,211
Other assets:
Other noncurrent assets, net	28,583	28,907
Other intangible assets, less accumulated amortization of $2,093 at December 31, 2004 and $834 at June 30, 2004	18,680	11,673
Trademark	121,577	121,577
Goodwill	337,414	337,196

Total other assets	506,254	499,353

Total assets	$604,715	$579,888

LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
Accounts payable	$52,289	$41,311
Customer deposits	5,268	5,441
Unearned income	2,459	2,059
Other accrued liabilities	28,722	23,217
Current maturities of long-term debt	850	850

Total current liabilities	89,588	72,878
Senior secured credit facility	83,513	83,938
Senior subordinated notes	175,000	175,000
Post-retirement benefits and accrued pension obligations	2,591	2,717
Deferred income taxes	57,814	57,814
Junior preferred stock subject to mandatory redemption	80,394	75,780
Senior preferred stock subject to mandatory redemption	81,733	76,299
Stockholders' equity:
Common stock: $0.01 par value, 75,000,000 shares authorized; 13,608,889 and 13,333,334 shares issued and outstanding as of December 31, 2004 and June 30, 2004, respectively	136	133
Paid-in capital	40,691	39,867
Accumulated deficit	(6,888)	(4,497)
Accumulated other comprehensive income (loss)	143	(41)

Total stockholders' equity	34,082	35,462

Total liabilities and stockholders' equity	$604,715	$579,888

See accompanying Notes to Consolidated Financial Statements.

 FTD GROUP, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME
(Unaudited)
(in thousands, except per share amounts)

	Three Months Ended December 31,		Six Months Ended December 31,
	2004	2003	2004	2003
		Predecessor		Predecessor
Revenues:
Products	$62,848	$64,730	$111,972	$111,140
Services	45,406	32,065	78,353	59,231

Total revenues	108,254	96,795	190,325	170,371
Costs of goods sold and services provided:
Products	54,621	49,074	95,009	83,901
Services	5,069	5,131	9,751	9,505

Total costs of goods sold and services provided	59,690	54,205	104,760	93,406
Gross profit:
Products	8,227	15,656	16,963	27,239
Services	40,337	26,934	68,602	49,726

Total gross profit	48,564	42,590	85,565	76,965
Operating expenses:
Advertising and selling	21,481	20,836	38,185	35,143
General and administrative	12,694	14,087	25,071	25,824

Total operating expenses	34,175	34,923	63,256	60,967

Income from operations	14,389	7,667	22,309	15,998
Other income and expenses:
Interest income	(91)	(7)	(167)	(13)
Interest expense	5,017	204	10,034	445
Interest expense on shares subject to mandatory redemption	5,105	—	10,048	—
Other (income) expense, net	(274)	(1,534)	(321)	(1,469)

Total other expenses, net	9,757	(1,337)	19,594	(1,037)

Income before income tax	4,632	9,004	2,715	17,035
Income tax expense	3,876	3,463	5,106	6,686

Net income (loss)	$756	$5,541	$(2,391)	$10,349

Other comprehensive income:
Foreign currency translation adjustments	97	80	184	62

Comprehensive income (loss)	$853	$5,621	$(2,207)	$10,411

Net income (loss) per common share—basic	$0.06		$(0.18)

Net income (loss) per common share—diluted	$0.05		$(0.18)

Weighted average shares of common stock outstanding—basic	13,609		13,473

Weighted average shares of common stock outstanding—diluted	15,709		13,473

See accompanying Notes to Consolidated Financial Statements.

 FTD GROUP, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS
(Unaudited)
(in thousands)

	Six Months Ended December 31,
	2004	2003
		Predecessor
Cash flows from operating activities:
Net income (loss)	$(2,391)	$10,349
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation and amortization	5,615	4,021
Interest expense on mandatorily redeemable shares	10,048	—
Deferred compensation expense	—	36
Amortization of deferred financing costs	669	121
Provision for doubtful accounts	1,971	1,562
Increase (decrease) in cash due to change in assets and liabilities, net of acquisition:
Accounts receivable	(6,574)	(7,301)
Inventories	(1,952)	(420)
Prepaid expenses and other	3,082	(3,158)
Other noncurrent assets	(257)	106
Accounts payable	10,890	12,616
Other accrued liabilities, unearned income, customer deposits and other	339	1,231

Net cash provided by operating activities	21,440	19,163

Cash flows from investing activities:
Capital expenditures	(1,906)	(3,389)
Acquisition	(3,129)	—

Net cash used in investing activities	(5,035)	(3,389)

Cash flows from financing activities:
Repayments of long-term debt	(425)	—
Issuance of treasury stock	—	18
Capital contribution	827	—
Net repayments of revolving credit facility	—	(6,500)

Net cash provided by (used in) financing activities	402	(6,482)

Effect of foreign exchange rate changes on cash	184	62

Net increase in cash and cash equivalents	16,991	9,354
Cash and cash equivalents at beginning of period	2,491	1,921

Cash and cash equivalents at end of period	$19,482	$11,275

Supplemental disclosures of cash flow information
Cash paid for:
Interest	$9,075	$316

Income taxes	$21	$7,324

See accompanying Notes to Consolidated Financial Statements.

 FTD GROUP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)

Note 1. Description of Business

        FTD Group, Inc. (the "Company"), formerly Mercury Man Holdings Corporation, is a Delaware corporation that was formed in 2003 by Green Equity Investors IV, L.P. ("Green Equity Investors"), a private investment fund affiliated with Leonard Green & Partners, L.P., solely for the purpose of acquiring majority ownership of FTD, Inc. As used in the Notes to Consolidated Financial Statements, the term the "Company" refers to FTD Group, Inc., including its wholly-owned subsidiary, FTD, Inc.

          FTD, Inc. is a Delaware corporation that commenced operations in 1994 and includes the operations of its principal operating subsidiary, Florists' Transworld Delivery, Inc., a Michigan corporation ("FTD" or the "Operating Company"). The operations of FTD, include those of its wholly-owned subsidiaries, FTD.COM INC. ("FTD.COM") and Florists' Transworld Delivery Association of Canada, Ltd., and its indirect wholly-owned subsidiary, Renaissance Greeting Cards, Inc. ("Renaissance"). Substantially all of the Company's operations are conducted through FTD and its subsidiaries.

          On February 24, 2004, the Company completed a merger transaction. In the merger, Nectar Merger Corporation, which was a wholly-owned subsidiary of the Company, merged with and into FTD, Inc. with FTD, Inc. continuing as the surviving corporation (the "2004 Merger"). As a result of the 2004 Merger, FTD, Inc. ceased to have its equity publicly traded and became a wholly-owned subsidiary of the Company. See Note 3 for further detail. The results of operations presented herein for all periods prior to the 2004 Merger are referred to as the results of operations of the "Predecessor."

          Immediately prior to the consummation of the initial public offering of the Company's common stock, the number of authorized shares will be increased to 75,000,000. Also note all common share and per share amounts in the consolidated financial statements and notes to the consolidated financial statements have been restated to reflect a 1-for-3 reverse stock split effective immediately prior to the consummation of the initial public offering of the Company's common stock.

Note 2. Basis of Presentation

        The accompanying unaudited consolidated financial statements of the Company have been prepared in accordance with accounting principles generally accepted in the United States of America for interim financial information and pursuant to the rules and regulations of the Securities and Exchange Commission, and do not contain all information included in the audited consolidated financial statements and notes thereto for the fiscal year ended June 30, 2004. The interim unaudited consolidated financial statements should be read in conjunction with the financial statements and notes thereto included in the Company's consolidated financial statements for the fiscal year ended June 30, 2004. The accompanying consolidated financial statements include the Predecessor's operations prior to the 2004 Merger. In the opinion of management, the information furnished herein reflects all adjustments (consisting only of normal, recurring adjustments) necessary for a fair presentation of the financial position, results of operations and cash flows for the interim periods presented.

Note 3. 2004 Merger with Nectar Merger Corporation

        On February 24, 2004, the Company completed the 2004 Merger for $422.0 million, which excludes $23.4 million of fees that were expensed by the Predecessor as a component of corporate general and administrative expenses. Upon consummation of the 2004 Merger, each issued and outstanding share of

FTD, Inc. common stock, other than treasury shares and shares owned by the Company, which were retired, was cancelled and converted automatically into the right to receive $24.85 per share in cash.

          The transaction was financed by a $145.4 million investment in the preferred stock of the Company and a $40.0 million investment in the common stock of the Company by Green Equity Investors and certain members of the Company's senior management at the time of the transaction, including $0.9 million in the form of an exchange of a portion of management's ownership in the Predecessor's common stock, the proceeds from the issuance of $175.0 million in senior subordinated notes due 2014 (the "Notes") and borrowings under a new $135.0 million senior secured credit facility, comprised of an $85.0 million senior secured term loan facility and a $50.0 million revolving credit facility. The revolving credit facility was undrawn at the closing of the 2004 Merger.

          The Company accounted for the 2004 Merger using the purchase method of accounting. The purchase price was allocated to the assets acquired and the liabilities assumed as follows (in thousands):

Assets:
Cash	$353
Accounts receivable	30,995
Inventories	9,957
Deferred income taxes	3,827
Prepaid expenses and other	10,916
Property and equipment	20,303
Other noncurrent assets	17,840
Customer list	12,507
Trademarks	121,577
Goodwill	337,196

Total assets acquired	$565,471

Liabilities:
Accounts payable	$58,942
Customer deposits	5,677
Unearned income	1,828
Other accrued liabilities	16,685
Post-retirement benefits and accrued pension obligations	2,721
Deferred tax liability	57,632

Total liabilities assumed	143,485

Net assets acquired	$421,986

          In addition, pursuant to the terms of the Settlement Agreement relating to the FTD.COM securities litigation (see Note 13), the Company is obligated to pay $7.3 million in cash, which payment is anticipated to be made later in fiscal year 2005. Pursuant to the terms of the new senior credit facility, $7.3 million was placed into an escrow account at the consummation of the 2004 Merger to fund this obligation and is not reflected in the allocation shown above.

          In accordance with the provisions of Statement of Financial Accounting Standards ("SFAS") No. 142, Goodwill and Other Intangible Assets, the $337.2 million in goodwill recorded as part of the 2004 Merger will not be amortized and will be tested for impairment at least annually. The goodwill is not deductible for tax purposes. The primary reasons for the 2004 Merger and the primary factors that contributed to a purchase price that resulted in recognition of goodwill include:

  •
  The Company's brand and its prominent market position in both the consumer retail market and the floral service provider market, which offer a competitive advantage in obtaining new customers;

  •
  The Company's participation and extensive membership base in the floral wire-service market, which has significant barriers to entry with respect to clearinghouse services, the largest component of Member Services revenues within the Florist Segment; and

  •
  The Company's diverse customer base, which minimizes the potential impact of volatility from any one customer.

          The unaudited pro forma results of operations data for the three- and six-month periods ended December 31, 2003, as if the 2004 Merger had occurred on July 1, 2003, are as follows (in thousands):

	Three Months Ended December 31, 2003	Six Months Ended December 31, 2003
Total revenues	$96,795	$170,371

Income from operations	$8,215	$15,774

Pro forma net loss	$(1,627)	$(5,076)

Pro forma net loss per share of Common Stock—basic	$(0.12)	$(0.38)

Pro forma net loss per share of Common Stock—diluted	$(0.12)	$(0.38)

          The above results may not be representative of future periods.

Note 4. Acquisition

        On December 19, 2004, FTD.COM completed the acquisition of certain assets of The Flower Concierge, Inc. (doing business as Florist.com) ("Flower Concierge"), pursuant to an asset purchase agreement by and among FTD.COM, Flower Concierge and Aron and Celina Benon (the "Flower Concierge Agreement"). Flower Concierge was a direct marketer of flowers and specialty gifts.

          Pursuant to the terms of the Flower Concierge Agreement, the purchase price for the assets acquired was $8.5 million, including $0.2 million of acquisition costs, $5.3 million of which was funded through a promissory note, which accrued interest at 6.0% and was paid in full on January 3, 2005, with the remainder funded from existing cash balances. The assets acquired primarily consisted of Flower Concierge's Web site, www.florist.com, valued at $7.8 million, a customer list, non-compete agreements and $0.2 million of goodwill.

          The results of operations of Flower Concierge since the closing date are included in the consolidated financial statements and were accounted for using the purchase method of accounting. Accordingly, the financial statements reflect the allocation of the total purchase price to the net intangible assets acquired, based on their respective fair values. Pro forma financial information related to this acquisition has not been included herein as the operating results of Flower Concierge are not considered material to the Company's operating results.

Note 5. Revenues from Sale of Floral Selections Guide

        As a condition of FTD membership, all FTD florists must purchase a Floral Selections Guide and related workbook. Historically, the Company recognized revenue related to the sale of the Floral Selections Guide in the month that it was shipped to the florist, which had been every two years or upon initial membership. The purchase of the Floral Selections Guide entitles the FTD florist to a non-exclusive, non-transferable right for on-premise use of the Floral Selections Guide for as long as the purchaser remains an FTD florist in good standing. There are no refund provisions associated with the purchase of the Floral Selections Guide. Historically, the Company has provided de minimis refunds in isolated cases. Beginning in fiscal year 2004, new FTD members were charged a monthly fee, and beginning with the distribution of the Floral Selections Guide in fiscal year 2005, all FTD members are charged a monthly fee for the use of the Floral Selections Guide while an active FTD member. Revenue from the sales of the Floral Selections Guide during the three-month periods ended December 31, 2004 and 2003 was $0.8 million and $31,000, respectively. For the six-month periods ended December 31, 2004 and 2003, revenue from the sales of the Floral Selections Guide was $1.3 million and $51,000, respectively.

Note 6. Net Income (Loss) per Share

        The computations of basic and diluted net income (loss) per share for the three- and six-month periods ended December 31, 2004 are as follows:

	Three Months Ended December 31, 2004	Six Months Ended December 31, 2004
Net income (loss)	$756	$(2,391)

Weighted average basic shares of Common Stock outstanding	13,609	13,473
Effect of dilutive securities:
Options to purchase shares of Class A Common Stock outstanding	2,100	—

Weighted average diluted shares of Common Stock outstanding	15,709	13,473

Net income (loss) per share of Common Stock—basic	$0.06	$(0.18)

Net income (loss) per share of Common Stock—diluted	$0.05	$(0.18)

          Shares issuable from securities that could potentially dilute basic net loss per share in the future that were not included in the computation of net loss per share for the six-month period ended December 31, 2004 because their effect was anti-dilutive consisted of 1,061,000 shares.

Note 7. Financing Arrangements

        Long-term debt consists of the following (in thousands):

	As of December 31, 2004	As of June 30, 2004
7.75% senior subordinated notes	$175,000	$175,000
Senior secured credit facility:
Term loan	84,363	84,788
Revolving credit facility	—	—

Total debt	259,363	259,788
Less: current portion	(850)	(850)

Long-term debt	$258,513	$258,938

$135.0 million Senior Secured Credit Facility

          In connection with the consummation of the 2004 Merger, the Predecessor terminated its then existing senior secured credit facility and FTD, Inc. entered into a new senior secured credit facility (the "2004 Credit Agreement") with a syndicate of financial institutions, including Credit Suisse First Boston, acting through its Cayman Islands Branch, as administrative agent, UBS Securities LLC, as syndication agent, and Wells Fargo Bank, N.A., as documentation agent. Borrowings under the 2004 Credit Agreement are secured by first priority security interest in, and mortgages on, substantially all of the FTD, Inc.'s tangible and intangible assets.

          All of the Company's consolidated net assets are owned, and all of the Company's consolidated net sales are earned, by its direct and indirect subsidiaries. As of December 31, 2004, the Company's subsidiaries had $604.7 million of restricted net assets.

          The 2004 Credit Agreement provides for aggregate borrowings of up to $135.0 million and consists of a five-year $50.0 million revolving credit facility and a seven-year $85.0 million term loan. A portion of the revolving credit facility is available as a letter of credit sub-facility and as a swing-line facility. Borrowings under the revolving credit facility are used to finance working capital, capital expenditures, acquisitions, certain expenses associated with the bank credit facilities and letter of credit needs. At December 31, 2004, the revolving credit facility included $1.8 million in letters of credit outstanding and had availability of $48.2 million.

          Borrowings under the 2004 Credit Agreement generally bear interest based on a margin over, at FTD, Inc.'s option, either the base rate (generally the applicable prime lending rate of Credit Suisse First Boston, as announced from time to time) or the London Interbank Offered Rate ("LIBOR"). The applicable margin for borrowings under the 2004 Credit Agreement varies based upon the Company's Consolidated Leverage Ratio, as defined in the 2004 Credit Agreement, which was amended on

November 15, 2004 to reduce the margins on the term loan. The 2004 Credit Agreement requires FTD, Inc. to pay commitment fees on the unused portion of the revolving credit facility, which vary based on the utilization of the revolving credit facility.

          The 2004 Credit Agreement includes covenants that, among other things, require that, as of December 31, 2004, FTD, Inc. maintain a ratio of consolidated earnings before interest, taxes, depreciation and amortization (subject to certain adjustments) to consolidated interest expense of no less than 2.10 to 1.00, a fixed charge coverage ratio of no less than 1.45 to 1.00 and a consolidated leverage ratio not to exceed 5.75 to 1.00. FTD, Inc. was in compliance with all debt covenants as of December 31, 2004, after giving effect to a waiver received related to the promissory note issued in connection with the acquisition of certain assets of The Flower Concierge, Inc. Debt covenant targets are adjusted quarterly in accordance with the terms of the 2004 Credit Agreement.

          The 2004 Credit Agreement imposes various restrictions on FTD, Inc., including restrictions that limit FTD, Inc.'s ability to incur liens or encumbrances, make investments or acquisitions, incur additional debt, enter into sale leaseback transactions, incur certain contingent liabilities, make certain restricted junior payments and other similar distributions, enter into mergers, consolidations and similar combinations, sell assets or engage in similar transfers, amend certain material agreements, including the indenture governing the Notes, make capital expenditures and engage in transactions with affiliates.

          There was $84.4 million of outstanding debt at December 31, 2004 under the 2004 Credit Agreement. FTD, Inc. is permitted to voluntarily repay principal amounts outstanding or reduce commitments under the 2004 Credit Agreement at any time, in whole or in part, without premium or penalty, upon the giving of proper notice and subject to minimum amount requirements. In addition, subject to certain exceptions, FTD, Inc. is required to prepay outstanding amounts under the 2004 Credit Agreement with a portion of its excess cash flow, the net proceeds of certain asset dispositions, casualty insurance and condemnation recovery events and upon the issuance of certain equity securities or indebtedness. The term loan is due in annual installments of $850,000 per year with the remaining balance due at maturity.

          As a result of entering into the 2004 Credit Agreement, as amended, FTD, Inc. recorded $4.2 million of deferred financing costs, which have been allocated, pro rata, to the five-year revolving credit facility and the seven-year term loan and are being amortized straight-line, which approximates the effective interest method, over the respective terms.

$175.0 million 7.75% Senior Subordinated Notes due 2014

          On February 6, 2004, Nectar Merger Corporation completed the issuance and sale of $175.0 million in aggregate principal amount of the Notes. Upon consummation of the 2004 Merger on February 24, 2004, FTD, Inc. assumed Nectar Merger Corporation's obligations under the Notes. The Notes mature on February 15, 2014, and interest is payable on February 15 and August 15 of each year. The proceeds from the issuance of the Notes were used to finance the 2004 Merger.

          The Notes are unsecured, senior subordinated obligations, ranking junior in right of payment to all of FTD, Inc.'s existing and future senior indebtedness and equal in right of payment to all of FTD, Inc.'s existing and future senior subordinated indebtedness. The Notes rank senior in right of payment to all of FTD, Inc.'s existing and future subordinated indebtedness and are unconditionally guaranteed by FTD, Inc.'s subsidiary guarantors on a senior subordinated basis.

          The indenture governing the Notes provides for certain limitations on FTD, Inc.'s ability to incur additional indebtedness, issue disqualified capital stock, make restricted payments, permit restrictions on dividends or other payment restrictions affecting subsidiaries, layer indebtedness, enter into liens securing indebtedness, enter into transactions with affiliates, enter into certain merger, sale or consolidation transactions and release guarantors.

          As a result of issuing the Notes, FTD, Inc. recorded $6.7 million of deferred financing costs, which are being amortized straight-line, which approximates the effective interest method, over the ten-year term of the Notes.

          For information on the Company's preferred stock subject to mandatory redemption, see Note 8.

Note 8. Preferred Stock Subject to Mandatory Redemption

        The Company has authorized 200,000 shares of Preferred Stock, par value $0.01 per share. The Company issued 72,695 shares of 14% mandatorily redeemable Senior exchangeable cumulative preferred stock, par value $0.01 per share (the "Senior Preferred"), and 72,695 shares of 12% mandatorily redeemable Junior exchangeable cumulative preferred stock, par value $0.01 per share (the "Junior Preferred" and together with the Senior Preferred, the "Preferred Stock"), in conjunction with the 2004 Merger. Each share of Preferred Stock is non-voting, non-participating and has a liquidation value of $1,000 per share as of the date of issue. The liquidation value, plus accrued and unpaid dividends, is payable on August 24, 2024, the mandatory redemption date. Because the shares are mandatorily redeemable at a fixed date, such shares are classified as a liability on the related consolidated balance sheet, pursuant to SFAS No. 150, Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity, and the related dividends are reflected as interest expense. Holders of the shares of Preferred Stock are entitled to receive cash dividends out of funds legally available when declared by the Board of Directors. The Company may exchange all, but not less than all, of the then outstanding shares of Senior Preferred Stock into 14% Series A Junior Subordinated Debentures and all, but not less than all, of the then outstanding shares of Junior Preferred Stock into 12% Series B Junior Subordinated Debentures.

          The Company has the option to redeem on or after February 24, 2009, any or all of the shares then outstanding, at a redemption price of 106% in 2009, 104% in 2010, 102% in 2011 and 100% in 2012 and thereafter. In addition, in the event of one or more public offerings of common stock of the Company in an aggregate amount of at least $50 million or as a result of which at least 15% of the Common Stock of the Company is publicly traded, the Company may redeem from net cash proceeds from such offering, prior to February 24, 2007, up to 35% of such shares then outstanding, at a redemption price of 114% for the Senior Preferred and 112% for the Junior Preferred, of the aggregate liquidation preference per share.

          In addition, in the event the Company receives any proceeds from its insurance carriers in connection with the settlement of the consolidated class actions titled "In RE FTD.COM, Inc. Shareholders Litigation," the Company may redeem shares of Senior Preferred at a redemption price equal to 100% of the aggregate liquidation preference per share.

          As of December 31, 2004, the fair value of the Senior Preferred was $81.7 million and the fair value of the Junior Preferred was $80.4 million.

Note 9. Pension and Other Post Retirement Benefit Plans

Components of Net Periodic Benefit Cost

	Salaried Employees' Pension Plan
	Three Months Ended December 31,		Six Months Ended December 31,
	2004	2003	2004	2003
		Predecessor		Predecessor
	(in thousands)
Interest cost	$31	$32	$63	$64
Expected return on assets	(20)	(23)	(40)	(46)

Net periodic benefit cost	$11	$9	$23	$18

	Retired Medical Plan
	Three Months Ended December 31,		Six Months Ended December 31,
	2004	2003	2004	2003
		Predecessor		Predecessor
	(in thousands)
Interest cost	$23	$—	$47	$—
Amortization of gain	—	(48)	—	(96)

Net periodic benefit cost (income)	$23	$(48)	$47	$(96)

Note 10. Related Party Transactions

        For the three- and six-month periods ended December 31, 2003, the Predecessor incurred expenses of $0.5 million and $1.0 million related to the payment for management, financial and other corporate advisory services and expenses to parties related to each of Perry Acquisition Partners, L.P., Bain Capital Investors LLC and Fleet Growth Resources III, Inc., which were stockholders or affiliates of the Predecessor. The Predecessor's management consulting services agreement with these parties required payments aggregating $2.0 million each fiscal year plus reimbursement of reasonable out-of-pocket expenses. The management consulting services agreement with the above listed parties terminated upon the consummation of the 2004 Merger.

          In connection with the 2004 Merger, FTD, Inc. entered into a management services agreement with Leonard Green & Partners, L.P. Under the management services agreement, Leonard Green & Partners, L.P. provides management, consulting and financial planning services in exchange for an annual management fee of $2.0 million, payable in equal monthly installments commencing in March 2004. Payment of the management fees on any monthly payment date is contingent upon

FTD, Inc. achieving Consolidated EBITDA, as defined in the indenture governing the Notes, equal to or greater than $46.8 million for the last consecutive twelve-month period ended immediately prior to that payment date. In the event any portion of the management fee is not so paid, such amount will accrue and become due and payable in the next month when the targeted Consolidated EBITDA is obtained. The management services agreement has a ten-year term, which extends automatically on each anniversary of the agreement for one additional year unless either party gives prior notice that the term will not be extended. For the three- and six-month periods ended December 31, 2004, the Company incurred expenses of $0.5 million and $1.0 million related to the management services agreement with Leonard Green & Partners, L.P.

          In addition, the management services agreement provides for the payment to Leonard Green & Partners, L.P. of customary fees for services provided in connection with major transactions, reimbursement for reasonable out-of-pocket expenses and a closing fee of $7.0 million, which was paid upon consummation of the 2004 Merger.

Note 11. Capital Stock Transactions

        On September 30, 2004, the Company sold 275,559 shares of class A common stock to certain members of the Company's management for cash consideration of $826,667, which represented fair market value on the date of purchase. The Company invested $0.7 million of the cash proceeds into FTD, Inc. for working capital purposes and used the balance of the proceeds to repay an inter-company payable to FTD, Inc..

Note 12. Stock Awards and Incentive Plans

        The Company's Stock Option Plan was adopted and approved by the Board of Directors on September 30, 2004 and provides for the issuance of up to 2,192,778 shares of common stock of the Company in connection with the granting of incentive or non-qualified stock options.

          On September 30, 2004, the Company granted 2,099,445 options to various employees of the Company. Outstanding non-qualified stock options are exercisable during a ten-year period beginning one to seven years after the date of grant. All stock options were granted with an exercise price equal to the fair market value on the date of grant.

          The Predecessor's 2002 Long-Term Equity Incentive Plan (the "2002 Equity Incentive Plan") provided for the issuance of up to 1,250,000 shares of Class A common stock, par value $0.01 per share, in connection with the granting of incentive or non-qualified stock options, stock appreciation rights ("SARs"), either alone or in tandem with options, restricted stock, performance awards, or any combination of the foregoing. The Predecessor did not grant any SARs, limited stock appreciation rights, deferred shares, or performance awards under the 2002 Equity Incentive Plan. The Predecessor recognized a net gain of $21,000, which related to the forfeiture of restricted stock, and $36,000 of compensation expense related to restricted stock and stock options in the three-and six-month periods ended December 31, 2003, respectively. The 2002 Equity Incentive Plan was terminated in connection with the 2004 Merger.

          Outstanding nonqualified stock options issued by the Predecessor were exercisable during a ten-year period beginning one to five years after the date of grant. All options were granted with an exercise price equal to either the fair market value on the date of grant or the fair market value on the optionee's first date of employment.

          The Company and the Predecessor would have recognized additional compensation expense, net of taxes, of $94,000 and $151,000 related to the Company's and the Predecessor's options in the three-month periods ended December 31, 2004 and 2003, respectively, and $95,000 and $340,000 for the six-month periods ended December 31, 2004 and 2003, respectively, if the estimated fair value, as determined in accordance with FAS 123, Accounting for Stock-Based Compensation, of the outstanding stock options of the Company and the Predecessor had been recorded in the Company's and the Predecessor's consolidated financial statements. As such, the Company's and the Predecessor's net income (loss) would have been reduced to the pro forma amounts shown in the table below (the pro forma disclosures shown are not representative of the future effects on net income (loss)):

	Three Months Ended December 31,		Six Months Ended December 31,
	2004	2003	2004	2003
		Predecessor		Predecessor
	(in thousands)
Net income (loss), as reported	$756	$5,541	$(2,391)	$10,349
Total stock-based employee compensation expense determined under fair value method for all awards, net of related tax effects	(94)	(160)	(95)	(358)
Stock-based employee compensation expense included in net income, as reported, net of related tax effects	—	9	—	18

Pro forma net income (loss)	$662	$5,390	$(2,486)	$10,009

Net income (loss) per share of Common Stock—basic	$0.05		$(0.18)

Net income (loss) per share of Common Stock—diluted	$0.04		$(0.18)

          The Company's options granted during the current fiscal year either vest equally each year over a five-year period or vest in full after a seven-year period unless certain performance acceleration targets are met. If the performance targets are met, the options that vest in full after 7 years, will accelerate and vest in one-third installments on June 30, 2005, June 30, 2006 and June 30, 2007. The Predecessor's options granted during fiscal year 2003 vested equally each year over a three-year period from the date of grant. As a result, the estimated cost indicated above reflected only a partial vesting of such options. If full vesting were assumed, the estimated pro forma costs would have been higher than indicated above.

Note 13. Commitment and Contingencies

        In March 2002, the Predecessor, FTD, FTD.COM and the directors of the Predecessor and FTD.COM were named as defendants in five class action lawsuits filed in Wilmington, Delaware, which were consolidated under the name "In RE FTD.COM Inc. Shareholders Litigation." The class action lawsuits made several allegations, including that insufficient stock of the Predecessor was exchanged for FTD.COM stock and breach of fiduciary duties by the directors.

          On behalf of all defendants, the Predecessor settled the consolidated class action lawsuits. Such settlement was approved by the court and included no finding of wrongdoing on the part of any of the defendants, or any other finding that the claims alleged had merit.

          Pursuant to the Settlement Agreement, the Predecessor agreed to issue shares of Class A common stock valued at $10.7 million in full and final settlement of the case. In connection with the settlement, the Predecessor recorded an $11.0 million charge in the fourth quarter of fiscal year 2003 with respect to the settlement which included costs related to issuing and distributing the settlement shares. In November 2003, pursuant to the court approved Settlement Agreement, the Predecessor, on behalf of all defendants, distributed 139,493 shares of Class A common stock valued at $3.4 million as payment for a portion of the $10.7 million settlement liability. Pursuant to the terms of the Settlement Agreement, the Company is obligated to pay the remaining $7.3 million in cash, which payment is anticipated to be made later in fiscal year 2005. Pursuant to the terms of the 2004 Credit Agreement, the Company placed $7.3 million into an escrow account at the consummation of the 2004 Merger to fund this obligation.

          The Predecessor pursued claims against two of its insurance carriers, one that provided coverage to FTD and its directors and officers and another that provided coverage to FTD.COM and its directors and officers. In the second quarter of fiscal year 2004, the Predecessor recorded a gain of $1.5 million as a result of a settlement with the insurance carrier that maintained a policy covering FTD and its directors and officers. The insurance carrier that maintained the policy covering FTD.COM and its directors and officers initiated litigation seeking to deny coverage for the shareholder lawsuits, which were settled pursuant to the Settlement Agreement. The Company believes that FTD.COM and the individual defendants are entitled to coverage and has filed responsive pleadings to that effect. Both parties have filed their respective motions for summary judgment, which have been fully briefed and are before the court for a ruling. Any further recoveries relating to the settlement will be recorded as Other Income in the period realized.

          On December 30, 2003, Teleflora LLC ("Teleflora") filed a complaint against FTD in the U.S. District Court for the Northern District of California in San Jose. The complaint included principal allegations of misappropriation of trade secrets, copyright infringement, unfair competition, intentional interference with contracts and various counts of fraud through unauthorized access to Teleflora software by FTD. Teleflora sought compensatory damages as well as punitive damages and injunctive relief. FTD answered the complaint, asserted affirmative defenses and brought counterclaims against Teleflora, including antitrust claims for attempting to monopolize the wire service market.

          Pursuant to a settlement agreement and mutual release, Teleflora and FTD dismissed their respective claims with prejudice on January 12, 2005. Under the agreement, FTD can continue to use its existing wire service interface (which obtains information from Teleflora's Dove Foreign System Interface module) with its existing wire service interface customers.

          In addition, the Company is involved in various claims and lawsuits and other matters arising in the normal course of business. In the opinion of management of the Company, although the outcome of these claims and suits are uncertain, they should not have a material adverse effect on the Company's financial condition, liquidity or results of operations.

          The Company also has a one-year commitment with a distribution center facility in Cincinnati, Ohio where it stores and distributes products for its florist business segment.

Note 14. Segment Information

        Operating segments are components of the Company's business for which separate financial information is available that is regularly reviewed by the chief operating decision maker to make decisions about resources to be allocated to each segment and to assess its performance.

          For purposes of managing the Company, management reviews segment financial performance to the operating income level for each of its reportable business segments. Accordingly, interest income, interest expense, interest expense on shares subject to mandatory redemption and tax expense are recorded on a consolidated corporate basis.

          The florist business segment includes all products and services sold to FTD member florists and other retail locations offering floral products, encompassing clearinghouse services, publishing products and services, technology sales and leases and specialty wholesaling product sales. The consumer business segment encompasses floral and specialty gift items primarily sold to consumers through the www.ftd.com Web site or its toll-free telephone number, 1-800-SEND-FTD.

          Of the Company's consolidated assets totaling $604.7 million at December 31, 2004, the assets of the Company's consumer business totaled approximately $269.4 million. The Company's florist business segment and corporate headquarters constitute the remaining assets of approximately $335.3 million.

          The Company's accounting policies for segments are the same as those on a consolidated basis described in Note 1, Summary of Significant Accounting Policies, of the Company's Consolidated Financial Statements for the fiscal year ended June 30, 2004.

          Certain amounts in the Predecessor's operating results by reportable business segment for the three-and six-month periods ended December 31, 2003 have been reclassified to conform to the current year presentation.

          The following tables detail the Company's and the Predecessor's operating results by reportable business segment for the three- and six-month periods ended December 31, 2004 and 2003:

	Three Months Ended December 31,
	2004			2003
	Gross Segment	Eliminations	Consolidated	Gross Segment	Eliminations	Consolidated
				Predecessor
	(in thousands)
Revenues:
Florist business	$46,157	$(48)	$46,109	$43,455	$100	$43,555
Consumer business	67,097	(4,952)	62,145	57,450	(4,210)	53,240

Total	113,254	(5,000)	108,254	100,905	(4,110)	96,795

Costs of Goods Sold and Services Provided:
Florist business	13,811	(804)	13,007	14,400	(653)	13,747
Consumer business	46,736	(635)	46,101	40,218	(422)	39,796
Corporate	582	—	582	662	—	662

Total	61,129	(1,439)	59,690	55,280	(1,075)	54,205

Gross Profit:
Florist business	32,346	756	33,102	29,055	753	29,808
Consumer business	20,361	(4,317)	16,044	17,232	(3,788)	13,444
Corporate	(582)	—	(582)	(662)	—	(662)

Total	52,125	(3,561)	48,564	45,625	(3,035)	42,590

Advertising and Selling:
Florist business	17,600	(3,560)	14,040	17,587	(3,030)	14,557
Consumer business	7,441	—	7,441	6,279	—	6,279

Total	25,041	(3,560)	21,481	23,866	(3,030)	20,836

General and Administrative:
Florist business	2,543	—	2,543	2,634	—	2,634
Consumer business	4,742	(615)	4,127	4,489	(541)	3,948
Corporate	5,410	614	6,024	6,969	536	7,505

Total	12,695	(1)	12,694	14,092	(5)	14,087

Operating Income before Corporate Allocations:
Florist business	12,203	4,316	16,519	8,834	3,783	12,617
Consumer business	8,178	(3,702)	4,476	6,464	(3,247)	3,217
Corporate	(5,992)	(614)	(6,606)	(7,631)	(536)	(8,167)

Total	14,389	—	14,389	7,667	—	7,667

Corporate Allocations:
Florist business	2,984	—	2,984	2,974	—	2,974
Consumer business	717	—	717	704	—	704
Corporate	(3,701)	—	(3,701)	(3,678)	—	(3,678)

Total	—	—	—	—	—	—

Operating Income:
Florist business	9,219	4,316	13,535	5,860	3,783	9,643
Consumer business	7,461	(3,702)	3,759	5,760	(3,247)	2,513
Corporate	(2,291)	(614)	(2,905)	(3,953)	(536)	(4,489)

Total	$14,389	$—	$14,389	$7,667	$—	$7,667

Depreciation and Amortization:
Florist business	$1,102	$—	$1,102	$1,248	$—	$1,248
Consumer business	598	—	598	560	—	560
Corporate	960	—	960	205	—	205

Total	$2,660	$—	$2,660	$2,013	$—	$2,013

	Six Months Ended December 31,
	2004			2003
	Gross Segment	Eliminations	Consolidated	Gross Segment	Eliminations	Consolidated
				Predecessor
	(in thousands)
Revenues:
Florist business	$91,870	$(60)	$91,810	$85,072	$175	$85,247
Consumer business	106,817	(8,302)	98,515	92,256	(7,132)	85,124

Total	198,687	(8,362)	190,325	177,328	(6,957)	170,371

Costs of Goods Sold and Services Provided:
Florist business	31,653	(1,518)	30,135	29,529	(1,261)	28,268
Consumer business	74,457	(1,026)	73,431	64,543	(697)	63,846
Corporate	1,194	—	1,194	1,292	—	1,292

Total	107,304	(2,544)	104,760	95,364	(1,958)	93,406

Gross Profit:
Florist business	60,217	1,458	61,675	55,543	1,436	56,979
Consumer business	32,360	(7,276)	25,084	27,713	(6,435)	21,278
Corporate	(1,194)	—	(1,194)	(1,292)	—	(1,292)

Total	91,383	(5,818)	85,565	81,964	(4,999)	76,965

Advertising and Selling:
Florist business	33,110	(5,816)	27,294	31,323	(4,985)	26,338
Consumer business	10,891	—	10,891	8,805	—	8,805

Total	44,001	(5,816)	38,185	40,128	(4,985)	35,143

General and Administrative:
Florist business	5,117	—	5,117	5,351	—	5,351
Consumer business	8,468	(984)	7,484	7,820	(877)	6,943
Corporate	11,488	982	12,470	12,667	863	13,530

Total	25,073	2	25,071	25,838	(14)	25,824

Operating Income before Corporate Allocations:
Florist business	21,990	7,274	29,264	18,869	6,421	25,290
Consumer business	13,001	(6,292)	6,709	11,088	(5,558)	5,530
Corporate	(12,682)	(982)	(13,664)	(13,959)	(863)	(14,822)

Total	22,309	—	22,309	15,998	—	15,998

Corporate Allocations:
Florist business	6,009	—	6,009	6,071	—	6,071
Consumer business	1,494	—	1,494	1,443	—	1,443
Corporate	(7,503)	—	(7,503)	(7,514)	—	(7,514)

Total	—	—	—	—	—	—

Operating Income:
Florist business	15,981	7,274	23,255	12,798	6,421	19,219
Consumer business	11,507	(6,292)	5,215	9,645	(5,558)	4,087
Corporate	(15,179)	(982)	(6,161)	(6,445)	(863)	(7,308)

Total	$22,309	$—	$22,309	$15,998	$—	$15,998

Depreciation and Amortization:
Florist business	$2,435	$—	$2,435	$2,501	$—	$2,501
Consumer business	1,249	—	1,249	1,109	—	1,109
Corporate	1,931	—	1,931	411	—	411

Total	$5,615	$—	$5,615	$4,021	$—	$4,021

FTD Group, Inc.
Unaudited Pro Forma Condensed Consolidated Statement of Operations

          The following unaudited pro forma condensed consolidated financial statements (the "pro forma financial statements") are based on the historical financial statements of FTD Group, Inc. (the "Company"), included elsewhere herein, adjusted to give effect to merger of Nectar Merger Corporation, the Company's wholly owned subsidiary, with and into FTD, Inc. (the "2004 Merger"). These pro forma financial statements do not reflect any adjustments related to the transactions described by this prospectus.

          The pro forma financial statements were prepared to illustrate the full year estimated effects of the 2004 Merger related transactions. The pro forma statement of operations for the period from July 1, 2003 through February 23, 2004 gives effect to the 2004 Merger related transactions as if they had occurred on July 1, 2003. The pro forma adjustments are based upon available information and certain assumptions that we believe are reasonable. The pro forma financial statements do not purport to represent what the Company's results of operations would actually have been had the 2004 Merger related transactions in fact occurred as of such date or to project the Company's results of operations.

          The 2004 Merger was accounted for as a purchase in accordance with Statement of Financial Accounting Standards No. 141, "Business Combinations" ("SFAS No. 141"). Under the purchase method of accounting, the total purchase price was allocated to the assets acquired and liabilities assumed of FTD, Inc. based on their respective fair values, as further discussed in the Company's audited financial statements for the period ended June 30, 2004.

FTD Group, Inc.
Unaudited Pro Forma Condensed Consolidated Statement of Operations
Fiscal Year Ended June 30, 2004
(in thousands)

	Period from July 1, 2003 through February 23, 2004			Period from July 1, 2003 through February 23, 2004
					Period from February 24, 2004 through June 30, 2004	Combined Twelve month period ended June 30, 2004
		Pro Forma Adjustments
	Historical			Pro Forma	Historical	Pro Forma
	Predecessor				Successor
Revenues:
Florist Business	$117,172	$—		$117,172	$63,085	$180,257
Consumer Business	128,507	—		128,507	88,296	216,803

Total revenues	245,679	—		245,679	151,381	397,060
Costs of goods sold and services provided:
Florist Business	39,774	—		39,774	20,919	60,693
Consumer Business	96,609	—		96,609	66,682	163,291
Corporate	1,674	—		1,674	823	2,497

Total costs of goods sold and services provided	138,057	—		138,057	88,424	226,481
Gross profit:
Florist Business	77,398	—		77,398	42,166	119,564
Consumer Business	31,898	—		31,898	21,614	53,512
Corporate	(1,674)	—		(1,674)	(823)	(2,497)

Total gross profit	107,622	—		107,622	62,957	170,579
Operating expenses:
Advertising and selling	50,241	—		50,241	29,712	79,953
General and administrative	56,680	2,061 (23,352	(1) )(2)	35,389	20,227	55,616

Total operating expenses	106,921	(21,291)		85,630	49,939	135,569

Income from operations	701	21,291		21,992	13,018	35,010
Other income and expenses:
Interest expense, net	510	11,837	(3)	12,347	9,228	21,575
Interest expense on shares subject to mandatory redemption	—	13,239	(4)	13,239	6,689	19,928
Other (income) expense, net	(1,105)	(440	)(5)	(1,545)	63	(1,482)

Total other income and expenses, net	(595)	24,636		24,041	15,980	40,021

Income (loss) before income tax	1,296	(3,345)		(2,049)	(2,962)	(5,011)
Income tax expense	2,898	1,647(6)		4,545	1,535	6,080

Net loss	$(1,602)	$(4,992)		$(6,594)	$(4,497)	$(11,091)

Net loss per Common Share—Basic				$(0.49)	$(0.34)	$(0.83)

Net loss per Common Share—Diluted				$(0.49)	$(0.34)	$(0.83)

Weighted Average Common Shares Outstanding:
Basic				13,333	13,333	13,333

Diluted				13,333	13,333	13,333

See accompanying Notes to Unaudited Pro Forma Condensed Consolidated Financial Statements.

FTD Group, Inc.
Notes to Unaudited Pro Forma Condensed Consolidated Financial Statements

(1)
General and administrative expenses: The pro forma adjustment reflects the amortization of tangible assets and intangible assets with finite lives over their useful lives. The useful life of a tangible or intangible asset is the period over which the asset is expected to contribute directly or indirectly to the future cash flows of FTD Group, Inc. (the "Company"). In estimating these useful lives, the Company considered many factors including: (i) the expected use of the assets by the Company; (ii) the expected useful life of another asset or group of assets to which the useful life of the tangible or intangible asset may relate; (iii) any legal, regulatory or contractual provisions that may limit the useful life; (iv) any legal, regulatory or contractual provisions that enable renewal or extensions of the asset's legal or contractual life without substantial cost; (v) the effect of obsolescence, demand, competition and other economic factors; and (vi) the level of maintenance required to obtain the future cash flows from the asset. Based on the assessment of these factors, the Company assigned the average useful lives, resulting in the following pro forma adjustments to general and administrative expenses (dollars in thousands):

	Useful Life	Pro Forma Amortization	Elimination of Historical Amortization	Pro Forma Adjustment to General and Administrative Expenses
Customer lists	5 years	$1,668	$(600)	$1,068
Internal use software	3-10 years	893	(109)	784
External use software	3 years	928	(761)	167
Building and improvements	30 years	314	(272)	42

		$3,803	$(1,742)	$2,061

(2)
General and administrative expenses: The pro forma adjustment to general and administrative expense reflects the costs related to the 2004 Merger, which the Company would not have otherwise incurred, including $10.7 million related to the settlement of outstanding stock options, $5.3 million related to financial advisory fees and expenses, $2.9 million related to stay and sale bonuses and $2.2 million related to a directors and officers tail insurance policy, with the remaining costs related primarily to legal and accounting fees.

(3)
Interest expense, net: The pro forma adjustments to interest expense, net are based on the amounts borrowed and the rates in effect at the closing of the 2004 Merger (dollars in thousands):

Period from July 1, 2003 through February 23, 2004
Senior subordinated notes	$9,042
Senior credit facilities	2,441
Amortization of debt issuance costs	864

Pro forma interest expense, net	12,347
Elimination of historical interest expense, net	(510)

Pro forma adjustment to interest expense, net	$11,837

Amounts outstanding under the term loan facility and the revolving credit facility bear interest at 275 basis points above LIBOR. Additionally, there is a commitment fee on the undrawn funds under the revolving credit facility that range from 37.5 to 62.5 basis points, based on the percent of undrawn funds to the total revolving credit facility availability.

Fees and expenses of $10.7 million were incurred related to the debt financings and are amortized on a straight line basis, which approximates the interest method, over the term of the related indebtedness. The terms of the senior subordinated notes, the term loan and the revolving credit facility are 10 years, 7 years and 5 years, respectively.

An increase or decrease of 0.125% in the interest rate of the term loan facility would change pro forma interest expense for the year ended June 30, 2004 by $106,250.

(4)
Interest expense on shares subject to mandatory redemption: The pro forma adjustments to interest expense on shares subject to mandatory redemption are based on the amounts of our junior and senior preferred stock subject to mandatory redemption (dollars in thousands):

Period from July 1, 2003 through February 23, 2004
Junior preferred stock subject to mandatory redemption	$6,073
Senior preferred stock subject to mandatory redemption	7,166

Pro forma interest expense on shares subject to mandatory redemption	$13,239

(5)
Other (income) expense, net: The pro forma adjustment reflects the write off of deferred financing fees related to the Predecessor's debt.

(6)
Income tax expense: The assumed effective tax rate of the pro forma adjustments, excluding interest expense on preferred stock and certain transaction related costs, neither of which are deductible for tax purposes, is 40% for the period presented.

15,384,615 Shares

FTD Group, Inc.

Common Stock

P R O S P E C T U S
                   , 2004

Joint Book-Running Managers

Goldman, Sachs & Co.	Citigroup

Merrill Lynch & Co.

William Blair & Company	Piper Jaffray

PART II
INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution.

        Set forth is an estimate (except for the SEC registration fee and NASD filing fee) of the fees and expenses payable by us in connection with the sale of common stock being registered.

Nature of Expense	Amount
SEC Registration Fee	$31,045
NASD Filing Fee	25,500
NYSE Listing Fee	189,714
Blue Sky Qualification Fees and Expenses	10,000
Printing and Engraving Expenses	200,000
Legal Fees and Expenses	530,000
Accounting Fees and Expenses	300,000
Transfer Agent and Registrar Fees	10,000
Miscellaneous	153,741

Total	$1,450,000

Item 14. Indemnification of Directors and Officers.

        Article First, subsection (C)(5) of the Registrant's amended and restated certificate of incorporation eliminates the personal liability of directors to the Registrant or its stockholders, to the fullest extent permitted under the General Corporation Law of the State of Delaware (the "DGCL").

          Section 102(b)(7) of the DGCL provides that a corporation may eliminate or limit the personal liability of a director (or certain persons who, pursuant to the provisions of the certificate of incorporation, exercise or perform duties conferred or imposed upon directors by the DGCL) to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, provided that such provision shall not eliminate or limit the liability of a director:

  •
  for any breach of the director's duty of loyalty to the corporation or its stockholders;

  •
  for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

  •
  under Section 174 of the DGCL (providing for liability of directors for unlawful payment of dividends or unlawful stock purchases or redemptions); or

  •
  for any transaction from which the director derived an improper personal benefit.

          The amended and restated certificate of incorporation and by-laws of the Registrant provide for the indemnification of all officers or directors to the fullest extent permitted by the DGCL and the Registrant's amended and restated certificate of incorporation. Section 145 of the DGCL provides, in substance, that a Delaware corporation has the power, under specified circumstances, to indemnify their directors, officers, employees and agents in connection with actions, suits or proceedings brought against them by a third party or in the right of the corporation, by reason of the fact that they were or are such directors, officers, employees or agents, against expenses incurred in any such action, suit or proceeding. The DGCL also provides that Delaware corporations may purchase insurance on behalf of any such director, officer, employee or agent. The Registrant has purchased and maintains insurance on behalf of its directors and officers.

Item 15. Recent Sales of Unregistered Securities.

        Since its inception, the Registrant has issued securities in the following transactions, each of which was exempt from the registration requirements of the Securities Act of 1933, as amended, as transactions by an issuer not involving any public offering thereunder. All of the below-referenced securities are deemed restricted securities for the purposes of the Securities Act.

  •
  On February 24, 2004, the Registrant issued 13,333,334 shares of its common stock, 72,695 shares of our 14% Senior Redeemable Exchangeable Cumulative Preferred Stock and 72,695 shares of our 12% Junior Redeemable Exchangeable Cumulative Preferred Stock to Green Equity Investors IV, L.P., FTD Co-Investment LLC and certain members of FTD's senior management in connection with the 2004 Merger. There were no underwriters involved in connection with the sale of the above securities. Total consideration paid for these issuances was $185.4 million. The issuances were made in reliance on Section 4(2) of the Securities Act as such issuances did not involve any public offering.

  •
  On September 30, 2004, the Registrant sold 275,559 shares of its common stock to certain members of FTD's senior management. There were no underwriters involved in connection with the sale of the above securities. Total consideration paid for this issuance was $826,667. This issuance was made in reliance on Section 4(2) of the Securities Act as such issuance did not involve any public offering.

  •
  On September 30, 2004, the Registrant granted 2,099,445 options to purchase its common stock to various employees of FTD. This issuance was made in reliance on Section 4(2) of the Securities Act as such issuance did not involve any public offering.

          The common stock numbers above reflect the 1-for-3 reverse stock split to be consummated in connection with the offering described in the Registration Statement.

Item 16. Exhibits and Financial Statement Schedules.

(A)  Exhibits

        The following is a list of all the exhibits filed as part of the Registration Statement.

Exhibit No.	Description of Exhibit
1.1**	Form of Underwriting Agreement.
2.1+	Agreement and Plan of Merger, dated as of October 5, 2003, among FTD, Inc., FTD Group, Inc. and Nectar Merger Corporation.
3.1*	Amended and Restated Certificate of Incorporation of Mercury Man Holding Corporation (now known as FTD Group. Inc.).
3.2*	Certificate of Amendment of Amended and Restated Certificate of Incorporation of Mercury Man Holding Corporation (now known as FTD Group. Inc.).
3.3****	Form of Second Amended and Restated Certificate of Incorporation of FTD Group, Inc. (to be effective immediately prior to the offering contemplated by the Registration Statement).
3.4*	Bylaws of Mercury Man Holding Corporation (now known as FTD Group. Inc.).
3.5****	Form of Amended and Restated Bylaws of FTD Group, Inc. (to be effective immediately prior to the offering contemplated by the Registration Statement).
4.1+	Indenture, dated February 6, 2004, by and between FTD, Inc., U.S. Bank National Association, as trustee, and the subsidiary guarantors party thereto from time to time.
4.2+	Form of Outstanding Note.

4.3+	Form of Exchange Note.
4.4+	Supplemental Indenture, dated as of February 24, 2004, by and among, FTD, Inc., the subsidiary guarantors listed on the signature pages thereto, and U.S. Bank National Association, as trustee.
4.5*	Amended and Restated Stockholders Agreement, dated as of September 30, 2004, by and among FTD Group, Inc., Green Equity Investors IV, L.P., FTD Co-Investment, LLC, Jon R. Burney, Lawrence W. Johnson, George T. Kanganis, Timothy Meline, William J. Van Cleave, Daniel W. Smith, Michael J. Soenen, Carrie A. Wolfe, Marci Chapman and Jandy Tomy.
4.6**	Specimen common stock certificate.
4.7+	Registration Rights Agreement, dated February 6, 2004, among FTD, Inc. and Credit Suisse First Boston LLC, UBS Securities LLC, Wells Fargo Securities, LLC.
4.8+	Joinder to Registration Rights Agreement, dated February 24, 2004, by and among Nectar Merger Corporation, the subsidiary guarantors listed on the signature pages thereto, Credit Suisse First Boston LLC, UBS Securities, Wells Fargo Securities, LLC.
4.9+	Guarantee, dated February 24, 2004, by the subsidiary guarantors listed on the signature pages thereto.
4.10***	Mercury Man Holding Corporation (now known as FTD Group. Inc.) Certificate of Designations, Preferences and Relative, Participating, Optional and Other Special Rights of 14% Senior Redeemable Exchangeable Cumulative Preferred Stock and 12% Junior Redeemable Exchangeable Cumulative Preferred Stock, and Qualifications, Limitations and Restrictions Thereof.
4.11**	Form of Amendment No. 1 to Amended and Restated Stockholders Agreement by and among FTD Group, Inc., Green Equity Investors IV, L.P., FTD Co-Investment, LLC, Jon R. Burney, Lawrence W. Johnson, George T. Kanganis, William J. Van Cleave, Daniel W. Smith, Michael J. Soenen, Carrie A. Wolfe, Marci Chapman and Jandy Tomy.
4.12**	Form of Second Supplemental Indenture, by and among FTD, Inc., the subsidiary guarantors listed on the signature pages thereto, FTD Group, Inc. and U.S. Bank National Association, as trustee.
5.1**	Opinion of Latham & Watkins LLP regarding the validity of the common stock.
10.1+	Credit Agreement, dated as of February 24, 2004, by and among FTD, Inc., as borrower, the financial institutions party thereto, UBS Securities LLC, as syndication agent, Wells Fargo Bank, N.A., as documentation agent, and Credit Suisse First Boston, acting through its Cayman Islands Branch, as administrative agent ("CSFB").
10.2*	First Amendment to Credit Agreement, dated as of November 15, 2004, by and among FTD, Inc., the Guarantors, as set forth on the signature pages thereto, and CSFB.
10.3+	Security Agreement, dated as of February 24, 2004, by and among FTD, Inc., and FTD Group, Inc., the subsidiary grantors party thereto from time to time, and Credit Suisse First Boston, acting through its Cayman Islands Branch, as administrative agent.
10.4+	Tax Sharing Agreement, dated as of December 19, 1994, between FTD Corporation and Florists' Transworld Delivery, Inc.
10.5+	First Amendment to Tax Sharing Agreement, dated as of May 19, 1999 among FTD Corporation, Florists' Transworld Delivery, Inc. and FTD.COM.

10.6+	Employment agreement dated May 20, 2003 regarding William J. Van Cleave employment arrangements.
10.7+	Employment agreement dated May 20, 2003 regarding Jon R. Burney employment arrangements.
10.8+	Employment agreement dated May 20, 2003 regarding Daniel W. Smith employment arrangements.
10.9+	Employment agreement dated May 20, 2003 regarding Lawrence W. Johnson employment arrangements.
10.10+	Employment agreement dated May 20, 2003 regarding George T. Kanganis employment arrangements.
10.11+	Form of Amendment to Employment Agreement, dated as of October 5, 2003, by and between FTD, Inc. and each of Jon R. Burney, Lawrence W. Johnson, George T. Kanganis, Daniel W. Smith and William J. Van Cleave.
10.12+	Form of Second Amendment to Employment Agreement, dated as of February 24, 2004, by and between FTD, Inc. and each of Jon R. Burney, Lawrence W. Johnson, George T. Kanganis, Daniel W. Smith and William J. Van Cleave.
10.13+	Form of Confidentiality and Non-Competition Agreement between FTD.COM William J. Van Cleave, dated as of May 17, 2000.
10.14+	Form of Confidentiality and Non-Competition Agreement between Florists' Transworld Delivery, Inc. and each of the following executive officers: Daniel W. Smith, Executive Vice President of FTD.COM, dated as of November 12, 2002; Jon R. Burney, Vice President and General Counsel, dated as of November 12, 2002; George Kanganis, Executive Vice President of Sales, dated as of November 12, 2002; and Lawrence W. Johnson, Executive Vice President of Mercury Technology, dated as of November 12, 2002.
10.15+	Form of Trademark License Agreement between Florists' Transworld Delivery, Inc. and FTD.COM.
10.16+	Form of Florists' Online Hosting Agreement between Florists' Transworld Delivery, Inc. and FTD.COM.
10.17+	Form of Commission Agreement between Florists' Transworld Delivery, Inc. and FTD.COM.
10.18+	Management Services Agreement, dated as of February 24, 2004, by and among FTD, Inc., FTD.COM, Florists' Transworld Delivery, Inc., Value Network Service, Inc., FTD Holdings, Incorporated, Renaissance Greeting Cards, Inc., Flowers USA, Inc., and Leonard Green & Partners, L.P.
10.19++	Stock Option Plan of FTD Group, Inc., dated as of September 30, 2004.
10.20++	Form of Non-Qualified Performance Accelerated Stock Option Agreement for use in connection with stock options granted under the Stock Option Plan of FTD Group, Inc. to directors and officers of FTD Group, Inc.
10.21++	Form of Non-Qualified Stock Option Agreement for use in connection with stock options granted under the Stock Option Plan of FTD Group, Inc. to director sand officers of FTD Group, Inc.
10.22****	Form of Preferred Stock Purchase and Sale Agreement between FTD Group, Inc. and Green Equity Investors IV, L.P.

10.23****	Form of Preferred Stock Purchase and Sale Agreement between FTD Group, Inc. and FTD Co-Investment, LLC.
16.1+	Letter dated November 21, 2002 from KPMG LLP to the Commission regarding FTD's change in independent public accountants.
21.1*	Subsidiaries of FTD Group, Inc.
23.1***	Consent of KPMG LLP.
23.2****	Consent of Ernst & Young LLP.
23.3**	Consent of Latham & Watkins LLP (included in Exhibit 5.1).
24.1*	Powers of Attorney (included in the signature pages to this registration statement).

+
Incorporated by reference to FTD's Registration Statement on Form S-4, as amended (File No. 333-113807) filed on March 22, 2004.

++
Incorporated by reference to FTD's Quarterly Report on Form 10-Q (File No. 333-113807) filed on November 9, 2004.

*
Previously filed with the Form S-1 filed by the Registrant on November 23, 2004.

**
To be filed by amendment.

***
Previously filed with Amendment No. 1 to the Form S-1 filed by the Registrant on January 7, 2004.

****
Filed herewith.

(B)  Financial Statement Schedules

Report of Independent Registered Public Accounting Firm

The Board of Directors
FTD Group, Inc.

          We have audited the consolidated financial statements of FTD Group, Inc. (the Company), formerly Mercury Man Holdings Corporation, at June 30, 2004 and for the period from inception (February 24, 2004) through June 30, 2004 and of its Predecessor at June 30, 2003 and for the period from July 1, 2003 through February 23, 2004 and for the year ended June 30, 2003 and have issued our report thereon dated August 9, 2004, except for Note 14, as to which the date is August 18, 2004 and except for the "Reverse Stock Split" section of Note 1 as to which the date is                        (included elsewhere in this Registration Statement). Our audits also included the financial statement schedules listed in Item 16(b) of Form S-1 of this Registration Statement. These schedules are the responsibility of the Company's management and its Predecessor's management. Our responsibility is to express an opinion based on our audits.

          In our opinion, the financial statement schedules referred to above, when considered in relation to the basic financial statements taken as a whole, present fairly in all material respects the information set forth therein.

ERNST & YOUNG LLP

Chicago, Illinois
August 9, 2004

          The foregoing report is the form that will be signed upon the completion of the reverse common stock split described in the "Reverse Stock Split" section of Note 1 in the consolidated financial statements.

/s/  ERNST & YOUNG LLP

Chicago, Illinois
January 21, 2005

Report of Independent Registered Public Accounting Firm
On Financial Statement Schedule

The Board of Directors
FTD, Inc.:

          Under date of July 29, 2002, we reported on the consolidated statements of operations and comprehensive income (loss), stockholders' equity, and cash flows of FTD, Inc. and subsidiaries for the year ended June 30, 2002. In connection with our audit of the aforementioned consolidated financial statements, we also audited the related consolidated financial statement schedule of valuation reserves for fiscal year 2002. This consolidated financial statement schedule is the responsibility of the Company's management. Our responsibility is to express an opinion on this consolidated financial statement schedule based on our audit.

          In our opinion, such consolidated financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

/s/ KPMG LLP

Chicago, Illinois
July 29, 2002

SCHEDULE I—CONDENSED FINANCIAL INFORMATION

FTD Group, Inc. (Parent Company Only)

Condensed Balance Sheet

June 30, 2004

(dollars in thousands)

ASSETS
Investment in subsidiary	$187,582

Total assets	$187,582

LIABILITIES AND STOCKHOLDERS' EQUITY
Junior preferred stock subject to mandatory redemption	$75,780
Senior preferred stock subject to mandatory redemption	76,299
Stockholders' equity
Common stock	133
Paid-in capital	39,867
Accumulated deficit	(4,497)

Total stockholders' equity	35,503

Total liabilities and stockholders' equity	$187,582

See accompanying note to condensed financial statements.

FTD Group, Inc. (Parent Company Only)

Condensed Statement of Operations

For the period from February 24, 2004 through June 30, 2004

(dollars in thousands)

Revenues	$—
Costs of goods sold and services provided	—
Operating expenses	—

Operating income (loss)	—
Equity in earnings of subsidiary	2,192
Interest expense on shares subject to mandatory redemption	(6,689)

Loss before income tax	(4,497)

Net loss	$(4,497)

See accompanying note to condensed financial statements.

FTD Group, Inc. (Parent Company Only)

Condensed Statement of Cash Flows

For the period from February 24, 2004 through June 30, 2004

(dollars in thousands)

Cash flows from operating activities:
Net loss	$(4,497)
Equity in earnings of subsidiary	(2,192)
Interest expense on mandatorily redeemable shares	6,689

Net cash provided by (used in) operating activities	—

Cash flows from investing activities:
Investment in FTD, Inc.	(184,454)

Net cash provided by (used in) investing activities	(184,454)

Cash flows from financing activities:
Capital contribution—common stock	39,064
Capital contribution—preferred stock	145,390

Net cash provided by financing activities	184,454

Increase (decrease) in cash and cash equivalents	—
Cash at beginning of period	—

Cash at end of period	$—

See accompanying note to condensed financial statements.

FTD Group, Inc. (Parent Company Only)

Note to Condensed Financial Statements

June 30, 2004

(1) Basis of Presentation

        Under the terms of agreements governing indebtedness of certain subsidiaries of FTD Group, Inc. (the "Company"), such subsidiaries are restricted from making dividend payments, loans or advances to the Company. These restrictions resulted in restricted net assets (as defined in Rule 4-03(e)(3) of Regulation S-X) of the Company's subsidiaries exceeding 25% of the consolidated net assets of the Company and its subsidiaries.

          The unaudited financial statements of FTD Group, Inc. (Parent Company Only) summarize the results of operations for the period from February 24, 2004 through June 30, 2004 and as of June 30, 2004. In these statements, FTD Group, Inc.'s investment in subsidiary is stated at cost plus equity in the undistributed earnings of subsidiaries since the date of acquisition, February 24, 2004. The FTD Group, Inc. (Parent Company Only) financial statements should be read in conjunction with the FTD Group, Inc. consolidated financial statements.

          The condensed financial statements have been restated to reflect a 1-for-3 reverse stock split effective immediately prior to the consummation of the initial public offering of the Company's common stock.

SCHEDULE II—VALUATION RESERVES

Description	Balance at the Beginning of Period	Charged to Costs and Expenses	Uncollectible Accounts and Inventory Write Offs, Net of Collection of Accounts Previously Written off	Balance at the End of Period
Successor
Period from February 24, 2004 through June 30, 2004
Allowance for doubtful accounts (shown as deduction from Accounts Receivable in the consolidated balance sheet)	$4,900	$1,132	$965	$5,067
Inventory valuation reserve (included in Inventories, net in the consolidated balance sheet)	$1,617	$43	$709	$951
Predecessor
Period from July 1, 2003 through February 23, 2004
Allowance for doubtful accounts (shown as deduction from Accounts Receivable in the consolidated balance sheet)	$5,284	$2,103	$2,487	$4,900
Inventory valuation reserve (included in Inventories, net in the consolidated balance sheet)	$1,409	$208	$—	$1,617
Fiscal year ended June 30, 2003
Allowance for doubtful accounts (shown as deduction from Accounts Receivable in the consolidated balance sheet)	$6,093	$3,420	$4,229	$5,284
Inventory valuation reserve (included in Inventories, net in the consolidated balance sheet)	$348	$1,224	$163	$1,409
Fiscal year ended June 30, 2002
Allowance for doubtful accounts (shown as deduction from Accounts Receivable in the consolidated balance sheet)	$4,984	$4,048	$2,939	$6,093
Inventory valuation reserve (included in Inventories, net in the consolidated balance sheet)	$1,021	$140	$813	$348

Item 17.    Undertakings

        Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

          The undersigned hereby undertakes that:

          (1)   For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 407(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

          (2)   For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the bona fide offering thereof.

SIGNATURES

          Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this amendment no. 2 to registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Downers Grove, Illinois, on January 21, 2005.

FTD Group, Inc.

By:	/s/ CARRIE A. WOLFE Carrie A. Wolfe Chief Financial Officer
Signature	Title	Date

/s/ MICHAEL J. SOENEN Michael J. Soenen	Director, President and Chief Executive Officer	January 21, 2005
/s/ CARRIE A. WOLFE Carrie A. Wolfe	Chief Financial Officer	January 21, 2005
* Peter J. Nolan	Director	January 21, 2005
* John M. Baumer	Director	January 21, 2005
* Timothy J. Flynn	Director	January 21, 2005
* Robert S. Apatoff	Director	January 21, 2005
*By:	/s/ CARRIE A. WOLFE Carrie A. Wolfe Attorney-in-fact

EXHIBIT INDEX

Exhibit No.	Description of Exhibit
1.1**	Form of Underwriting Agreement.
2.1+	Agreement and Plan of Merger, dated as of October 5, 2003, among FTD, Inc., FTD Group, Inc. and Nectar Merger Corporation.
3.1*	Amended and Restated Certificate of Incorporation of Mercury Man Holding Corporation (now known as FTD Group. Inc.).
3.2*	Certificate of Amendment of Amended and Restated Certificate of Incorporation of Mercury Man Holding Corporation (now known as FTD Group. Inc.).
3.3****	Form of Second Amended and Restated Certificate of Incorporation of FTD Group, Inc. (to be effective immediately prior to the offering contemplated by the Registration Statement).
3.4*	Bylaws of Mercury Man Holding Corporation (now known as FTD Group. Inc.).
3.5****	Form of Amended and Restated Bylaws of FTD Group, Inc. (to be effective immediately prior to the offering contemplated by the Registration Statement).
4.1+	Indenture, dated February 6, 2004, by and between FTD, Inc., U.S. Bank National Association, as trustee, and the subsidiary guarantors party thereto from time to time.
4.2+	Form of Outstanding Note.
4.3+	Form of Exchange Note.
4.4+	Supplemental Indenture, dated as of February 24, 2004, by and among, FTD, Inc., the subsidiary guarantors listed on the signature pages thereto, and U.S. Bank National Association, as trustee.
4.5*
Amended and Restated Stockholders Agreement, dated as of September 30, 2004, by and among FTD Group, Inc., Green Equity Investors IV, L.P., FTD Co-Investment, LLC, Jon R. Burney, Lawrence W. Johnson, George T. Kanganis, Timothy Meline, William J. Van Cleave, Daniel W. Smith, Michael J. Soenen, Carrie A. Wolfe, Marci Chapman and Jandy Tomy.
4.6**	Specimen common stock certificate.
4.7+	Registration Rights Agreement, dated February 6, 2004, among FTD, Inc. and Credit Suisse First Boston LLC, UBS Securities LLC, Wells Fargo Securities, LLC.
4.8+
Joinder to Registration Rights Agreement, dated February 24, 2004, by and among Nectar Merger Corporation, the subsidiary guarantors listed on the signature pages thereto, Credit Suisse First Boston LLC, UBS Securities, Wells Fargo Securities, LLC.
4.9+	Guarantee, dated February 24, 2004, by the subsidiary guarantors listed on the signature pages thereto.
4.10***
Mercury Man Holding Corporation (now known as FTD Group. Inc.) Certificate of Designations, Preferences and Relative, Participating, Optional and Other Special Rights of 14% Senior Redeemable Exchangeable Cumulative Preferred Stock and 12% Junior Redeemable Exchangeable Cumulative Preferred Stock, and Qualifications, Limitations and Restrictions Thereof.

4.11**
Form of Amendment No. 1 to Amended and Restated Stockholders Agreement by and among FTD Group, Inc., Green Equity Investors IV, L.P., FTD Co-Investment, LLC, Jon R. Burney, Lawrence W. Johnson, George T. Kanganis, William J. Van Cleave, Daniel W. Smith, Michael J. Soenen, Carrie A. Wolfe, Marci Chapman and Jandy Tomy.
4.12**	Form of Second Supplemental Indenture, by and among FTD, Inc., the subsidiary guarantors listed on the signature pages thereto, FTD Group, Inc. and U.S. Bank National Association, as trustee.
5.1**	Opinion of Latham & Watkins LLP regarding the validity of the common stock.
10.1+
Credit Agreement, dated as of February 24, 2004, by and among FTD, Inc., as borrower, the financial institutions party thereto, UBS Securities LLC, as syndication agent, Wells Fargo Bank, N.A., as documentation agent, and Credit Suisse First Boston, acting through its Cayman Islands Branch, as administrative agent ("CSFB").
10.2*	First Amendment to Credit Agreement, dated as of November 15, 2004, by and among FTD, Inc., the Guarantors, as set forth on the signature pages thereto, and CSFB.
10.3+
Security Agreement, dated as of February 24, 2004, by and among FTD, Inc., and FTD Group, Inc., the subsidiary grantors party thereto from time to time, and Credit Suisse First Boston, acting through its Cayman Islands Branch, as administrative agent.
10.4+	Tax Sharing Agreement, dated as of December 19, 1994, between FTD Corporation and Florists' Transworld Delivery, Inc.
10.5+	First Amendment to Tax Sharing Agreement, dated as of May 19, 1999 among FTD Corporation, Florists' Transworld Delivery, Inc. and FTD.COM.
10.6+	Employment agreement dated May 20, 2003 regarding William J. Van Cleave employment arrangements.
10.7+	Employment agreement dated May 20, 2003 regarding Jon R. Burney employment arrangements.
10.8+	Employment agreement dated May 20, 2003 regarding Daniel W. Smith employment arrangements.
10.9+	Employment agreement dated May 20, 2003 regarding Lawrence W. Johnson employment arrangements.
10.10+	Employment agreement dated May 20, 2003 regarding George T. Kanganis employment arrangements.
10.11+
Form of Amendment to Employment Agreement, dated as of October 5, 2003, by and between FTD, Inc. and each of Jon R. Burney, Lawrence W. Johnson, George T. Kanganis, Daniel W. Smith and William J. Van Cleave.
10.12+
Form of Second Amendment to Employment Agreement, dated as of February 24, 2004, by and between FTD, Inc. and each of Jon R. Burney, Lawrence W. Johnson, George T. Kanganis, Daniel W. Smith and William J. Van Cleave.
10.13+	Form of Confidentiality and Non-Competition Agreement between FTD.COM William J. Van Cleave, dated as of May 17, 2000.

10.14+
Form of Confidentiality and Non-Competition Agreement between Florists' Transworld Delivery, Inc. and each of the following executive officers: Daniel W. Smith, Executive Vice President of FTD.COM, dated as of November 12, 2002; Jon R. Burney, Vice President and General Counsel, dated as of November 12, 2002; George Kanganis, Executive Vice President of Sales, dated as of November 12, 2002; and Lawrence W. Johnson, Executive Vice President of Mercury Technology, dated as of November 12, 2002.
10.15+	Form of Trademark License Agreement between Florists' Transworld Delivery, Inc. and FTD.COM.
10.16+	Form of Florists' Online Hosting Agreement between Florists' Transworld Delivery, Inc. and FTD.COM.
10.17+	Form of Commission Agreement between Florists' Transworld Delivery, Inc. and FTD.COM.
10.18+
Management Services Agreement, dated as of February 24, 2004, by and among FTD, Inc., FTD.COM, Florists' Transworld Delivery, Inc., Value Network Service, Inc., FTD Holdings, Incorporated, Renaissance Greeting Cards, Inc., Flowers USA, Inc., and Leonard Green & Partners, L.P.
10.19++	Stock Option Plan of FTD Group, Inc., dated as of September 30, 2004.
10.20++
Form of Non-Qualified Performance Accelerated Stock Option Agreement for use in connection with stock options granted under the Stock Option Plan of FTD Group, Inc. to directors and officers of FTD Group, Inc.
10.21++	Form of Non-Qualified Stock Option Agreement for use in connection with stock options granted under the Stock Option Plan of FTD Group, Inc. to director sand officers of FTD Group, Inc.
10.22****	Form of Preferred Stock Purchase and Sale Agreement between FTD Group, Inc. and Green Equity Investors IV, L.P.
10.23****	Form of Preferred Stock Purchase and Sale Agreement between FTD Group, Inc. and FTD Co-Investment, LLC.
16.1+	Letter dated November 21, 2002 from KPMG LLP to the Commission regarding FTD's change in independent public accountants.
21.1*	Subsidiaries of FTD Group, Inc.
23.1***	Consent of KPMG LLP.
23.2****	Consent of Ernst & Young LLP.
23.3**	Consent of Latham & Watkins LLP (included in Exhibit 5.1).
24.1*	Powers of Attorney (included in the signature pages to this registration statement).

+
Incorporated by reference to FTD's Registration Statement on Form S-4, as amended (File No. 333-113807) filed on March 22, 2004.

++
Incorporated by reference to FTD's Quarterly Report on Form 10-Q (File No. 333-113807) filed on November 9, 2004.

*
Previously filed with the Form S-1 file by the Registrant on November 23, 2004.

**
To be filed by amendment.

***
Previously filed with Amendment No. 1 to the Form S-1 filed by the Registrant on January 7, 2004.

****
Filed herewith.

QuickLinks

TABLE OF CONTENTS
INDUSTRY AND MARKET DATA
PROSPECTUS SUMMARY
Floral Industry Overview
Summary Consolidated Financial and Other Data
FORWARD-LOOKING STATEMENTS
RISK FACTORS
USE OF PROCEEDS
DIVIDEND POLICY
CAPITALIZATION
DILUTION
SELECTED HISTORICAL FINANCIAL DATA
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
INDUSTRY
BUSINESS
MANAGEMENT
PRINCIPAL STOCKHOLDERS
CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS
DESCRIPTION OF CERTAIN INDEBTEDNESS
DESCRIPTION OF CAPITAL STOCK
SHARES ELIGIBLE FOR FUTURE SALE
MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS FOR NON-U.S. HOLDERS OF OUR COMMON STOCK
UNDERWRITING
VALIDITY OF THE COMMON STOCK
EXPERTS
WHERE YOU CAN FIND MORE INFORMATION
INDEX TO COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS
Report of Independent Registered Public Accounting Firm
Report of Independent Registered Public Accounting Firm
FTD GROUP, INC. CONSOLIDATED BALANCE SHEETS (in thousands, except share amounts)
FTD GROUP, INC. CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (LOSS) (in thousands, except per share amounts)
FTD GROUP, INC. CONSOLIDATED STATEMENTS OF CASH FLOWS (In thousands)
FTD GROUP, INC. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FTD GROUP, INC. CONSOLIDATED BALANCE SHEETS (in thousands, except share amounts)
FTD GROUP, INC. CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (Unaudited) (in thousands, except per share amounts)
FTD GROUP, INC. CONSOLIDATED STATEMENTS OF CASH FLOWS (Unaudited) (in thousands)
FTD GROUP, INC. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)
FTD Group, Inc. Unaudited Pro Forma Condensed Consolidated Statement of Operations
FTD Group, Inc. Unaudited Pro Forma Condensed Consolidated Statement of Operations Fiscal Year Ended June 30, 2004 (in thousands)
FTD Group, Inc. Notes to Unaudited Pro Forma Condensed Consolidated Financial Statements
PART II INFORMATION NOT REQUIRED IN PROSPECTUS
SCHEDULE I—CONDENSED FINANCIAL INFORMATION FTD Group, Inc. (Parent Company Only) Condensed Balance Sheet June 30, 2004 (dollars in thousands)
FTD Group, Inc. (Parent Company Only) Condensed Statement of Operations For the period from February 24, 2004 through June 30, 2004 (dollars in thousands)
FTD Group, Inc. (Parent Company Only) Condensed Statement of Cash Flows For the period from February 24, 2004 through June 30, 2004 (dollars in thousands)
FTD Group, Inc. (Parent Company Only) Note to Condensed Financial Statements June 30, 2004
SCHEDULE II—VALUATION RESERVES
SIGNATURES
EXHIBIT INDEX